MDU RESOURCES GROUP, INC.





2023 Annual Report

Form 10-K | Proxy Statement



MDU RESOURCES GROUP, INC.

2023 Operations Map

Electric Utility
Natural Gas Utility
Pipeline
Construction Services Offices
Construction Services Authorized States of Operation

MDU Resources Group, Inc., a member of the S&P MidCap 400 index, provides essential products and services through its regulated energy delivery and construction services businesses.



MDU LISTED NYSE

**MDU RESOURCES** GROUP, INC.

2023 Highlights

9,145 employees


2.6 Bcf/day
of natural gas
pipeline capacity


1.19 million
utility
customers


10th largest
specialty contractor,
according to
Engineering News-Record


70 cents
Annual dividend
per share

$414.7M
GAAP earnings

$2.03 EPS
Diluted

86
Consecutive years
of paid dividends

$480.4M **$2.36** EPS

Income from continuing operations*

* Includes the gain of $186.6 million on the tax-free exchange of the retained shares of Knife River in the fourth quarter 2023. MDU Resources has reported Knife River's results and the transaction costs and certain interest expenses associated with the spinoff as discontinued operations, and MDU Resources' prior period results have been restated to reflect the spinoff.

For the year ended and at December 31, 2023, as applicable.

Highlights

Years ended December 31,	2023	2022
	(In millions, where applicable)	(In millions, where applicable)
Operating revenues	$ 4,657.3	$ 4,441.8
Operating income	$ 426.0	$ 370.0
Net Income	$ 414.7	$ 367.5
Earnings per share, diluted	$ 2.03	$ 1.81
Income from continuing operations[1]	$ 480.4	$ 250.8
Earnings per share from continuing operations, diluted[1]	$ 2.36	$ 1.23
Dividends declared per common share	$ .695	$ .875
Weighted average common shares outstanding — diluted	203.9	203.5
Total assets	$ 7,833	$ 9,661
Total equity	$ 2,905	$ 3,587
Total debt[2]	$ 2,393	$ 3,088
Capitalization ratios:		
Total equity	54.8%	53.7%
Total debt[2]	45.2	46.3
	100%	100%
Book value per share[3]	$ 14.26	$ 17.62
Market value as a percent of book value[3]	138.8%	172.2%
Employees[4]	9,145	11,132

[1] On May 31, 2023, MDU Resources completed a spinoff of approximately 90% of the outstanding shares of its construction materials and contracting subsidiary, Knife River, which became an independent, publicly traded company. MDU Resources completed a tax-free exchange of its retained shares of Knife River in the fourth quarter of 2023, and the gain is reported as part of MDU Resources' Other segment. MDU Resources has reported Knife River's results and the transaction costs and certain interest expenses associated with the spinoff as discontinued operations, and MDU Resources' prior period results have been restated to reflect the spinoff.

[2] 2022 amounts include debt of discontinued operations.

[3] 2022 amounts include Knife River.

[4] 2022 amounts exclude Knife River.

Forward-looking statements:

This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in "Part I, Forward-Looking Statements" and "Item 1A — Risk Factors" of the company's "2023 Form 10-K." Forward-looking statements are all statements other than statements of historic fact, including without limitation those statements that are identified by the words anticipates, estimates, expects, intends, plans, predicts and similar expressions.

Electric and Natural Gas Utilities

MDU Resources Group's utility companies serve more than 1.19 million customers. Cascade Natural Gas Corporation distributes natural gas in Oregon and Washington. Intermountain Gas Company distributes natural gas in southern Idaho. Montana-Dakota Utilities Co. generates, transmits and distributes electricity in Montana, North Dakota, South Dakota and Wyoming and distributes natural gas in Minnesota, Montana, North Dakota, South Dakota and Wyoming. These operations also supply related value-added services.


WA
OR
ID
MT
WY
ND
SD
MN
States of operations
Electric and natural gas utility areas
Electric generating stations

2023 Key Statistics

Revenues (millions)	
Electric	$401.2
Natural gas	$1,287.5
Net income (millions)	
Electric	$71.6
Natural gas	$48.5
Electric retail sales (million kWh)	4,196.2
Natural gas distribution (MMdk)	
Retail sales	122.6
Transportation sales	190.3

Pipeline

WBI Energy provides natural gas transportation and underground storage services through regulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. It also provides cathodic protection and other energy-related services.


MT
ND
MN
SD
WY
States of operations
Company storage fields
Pipeline systems
Interconnecting pipeline

2023 Key Statistics

Revenues (millions)	$177.6
Net income (millions)	$46.9
Pipeline transportation (MMdk)	567.2

Construction Services

MDU Resources Group's construction services segment provides a full spectrum of construction services through its electrical and mechanical, and transmission and distribution specialty contracting services across the United States. These specialty contracting services are provided to utility, manufacturing, transportation, commercial, industrial, institutional, renewable and governmental customers. Its electrical and mechanical contracting services include construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services. Its transmission and distribution contracting services include construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and distribution of transmission line construction equipment and tools.


AK
WA
OR
ID
MT
ND
MN
SD
WY
NV
UT
CA
CO
NE
IA
KS
MO
IL
IN
OH
MI
NY
PA
NJ
DE
MD
WV
VA
KY
NC
TN
SC
GA
AL
MS
AR
LA
OK
TX
NM
AZ
FL
HI
Authorized states of operations
Headquarters
Transmission & Distribution
Electrical & Mechanical

2023 Key Statistics

Revenues (millions)	$2,854.4
Net income (millions)	$137.2

Note: The revenues and net income noted on this page exclude discontinued operations, the Other category and intercompany eliminations.

To Our Stockholders

Through the hard work and dedication of our employees across the country, 2023 was truly an outstanding year for MDU Resources Group:

- We successfully completed a tax-free spinoff of our construction materials and contracting business, Knife River Corporation, as an independent, publicly traded company.

- We achieved record electric retail sales volumes at our utility business.

- We achieved record transportation volumes and earnings at our pipeline business.

- We achieved record revenues and earnings at our construction services business while announcing and beginning to work toward a tax-free spinoff of this business, which is expected to be complete in late 2024.

The continued growth of our utility and pipeline segments while spinning off our construction segments moves us closer to our objective of being a pure-play regulated energy delivery business, which we expect will further optimize value for shareholders.

Utilities continue rate base and customer growth

Our electric and natural gas utilities earned $120.1 million in 2023, compared to $102.3 million in 2022. We achieved record electric retail sales volumes, which increased 25.5% compared to 2022. The increase was primarily from a data center that began operating in our North Dakota service territory in mid-2023. We filed a request in October with the North Dakota Public Service Commission to serve another data center that is expected to be online in mid-2024. We look forward to continued opportunities to serve these types of customers as our service territory is ideal for data center operations, with cost-effective electric rates and cold winters that cut down on the facilities' cooling needs.

Rate relief in certain jurisdictions also contributed to 2023 results as we continue to invest in electric and natural gas system upgrades and expansions to serve our growing customer base, which was up 1.3% in 2023. Our rate base grew 8.5% in 2023. With ongoing capital investments of more than $2.3 billion planned from 2024 to 2028, we expect our rate base to continue growing approximately 7% on a compounded annual basis over the next five years. These investments in our systems ensure we continue to provide safe, reliable and cost-effective electricity and natural gas as we expect our customer base across eight states to continue to grow 1%-2% annually from our current 1.2 million customers.

We are proud of our employees' ongoing dedication to serving our customers and communities, which is reflected in another year of superior customer service rankings. Intermountain Gas Company

Twelve months ended December 31,	2023		2022	
	(In millions, except per share amounts)		(In millions, except per share amounts)	
Net Income	$	414.7	$	367.5
Earnings per share, diluted	$	2.03	$	1.81
Income from continuing operations[1]	$	480.4	$	250.8
Earnings per share from continuing operations, diluted[1]	$	2.36	$	1.23
Regulated energy delivery earnings	$	167.0	$	137.6
Construction Services				
Revenue	$	2,854.4	$	2,699.2
Earnings	$	137.2	$	124.8

[1] On May 31, 2023, MDU Resources completed a spinoff of approximately 90% of the outstanding shares of its construction materials and contracting subsidiary, Knife River, which became an independent, publicly traded company. MDU Resources completed a tax-free exchange of its retained shares of Knife River in the fourth quarter of 2023, and the gain of $186.6 million is reported as part of MDU Resources' Other segment. MDU Resources has reported Knife River's results and the transaction costs and certain interest expenses associated with the spinoff as discontinued operations, and MDU Resources' prior period results have been restated to reflect the spinoff.

earned the highest ranking for West Region midsize natural gas utilities in the J.D. Power 2023 Gas Utility Residential Customer Satisfaction Study. Cascade Natural Gas Corporation finished second and Montana-Dakota Utilities ranked fourth. The study surveys customer satisfaction across six factors: safety and reliability; billing and payment; corporate citizenship; price; communications; and customer care.

Our 88-megawatt natural-gas fired Heskett Unit IV electric generating facility near Mandan, North Dakota, was expected to be online in 2023. Initial testing identified certain performance concerns. Modifications are being made and, barring any setbacks, Heskett Unit IV is expected to be fully operational in the second quarter of 2024.

We continue to focus on reducing greenhouse gas emissions across our businesses, and in 2023 established a natural gas utility methane emissions reduction target of 30% by 2035 compared to 2022 levels. The utility expects to achieve this target through public awareness and damage prevention programs, expediting leak mitigation efforts, adding more renewable natural gas to its supplies and replacing older pipelines with lines made of newer materials, such as polyethylene and coated steel.

Record volumes, earnings for pipeline business

Our pipeline business had record earnings of $46.9 million in 2023, up 33% compared to $35.3 million in 2022. Natural gas transportation volumes set a new record, up 17%



▶ Montana-Dakota Utilities line workers repair downed transmission lines after a December 2023 ice storm.

compared to 2022. This growth was primarily from expansion projects placed in service in 2022 and 2023:

- The North Bakken Expansion in northwestern North Dakota was placed in service on February 1, 2022, adding 250 million cubic feet per day of natural gas transportation capacity. Beginning in February 2023, we had higher contracted volume commitments on the pipeline, which added to our increased transportation volumes.

- Three additional expansion projects were constructed in 2023. Two of those projects were placed in service on November 1, adding 119 million cubic feet per day of natural gas transportation capacity. The third project is expected to be placed in service on March 1, 2024, with an additional 175 million cubic feet per day of natural gas capacity.

Also contributing to WBI Energy's record earnings were

new transportation and storage rates approved by the Federal Energy Regulatory Commission that took effect August 1. We look forward to these new rates being in effect for a full year in 2024.

We also saw strong utilization of WBI Energy's natural gas storage services in 2023. WBI Energy owns the largest naturally occurring storage field in North America, located near the Bakken.

Looking ahead for 2024, WBI Energy will begin construction in the second quarter on its Wahpeton Expansion project, which received FERC approval in 2023. Supported by long-term customer commitments, the project is expected to be in service in late 2024 and will add 20 million cubic feet of natural gas transportation capacity per day in eastern North Dakota.

WBI Energy also will construct an expansion in 2024 on its Line Section 28, which is supported by a long-term negotiated customer agreement to serve a natural gas-fired electric generating facility in northwestern North Dakota. This project will add 137 million cubic feet of natural gas transportation capacity per day and is expected to be in service in the third quarter.

We have a number of additional projects on the longer-term horizon at WBI Energy and expect ongoing system growth.

Construction services continues record results

Our construction services business had an outstanding year, with record revenues of $2.85 billion and record earnings of $137.2 million in 2023.

During the year, we saw particularly high demand for hospitality, high-tech, data center and health care construction services on the electrical and mechanical side of the business. We also saw strong demand for utility-related transmission, distribution and underground work.

While our construction services business was impacted by higher interest expense and labor costs in



▶ WBI Energy's Grasslands South Expansion Project was placed into service in November 2023, adding 94 million cubic feet per day of natural gas transportation capacity.

2023, margins improved through efficiency gains on projects and because of the overall combination of the type of work performed.

We announced in November that our board approved a plan to spin off our construction services business to the shareholders of MDU Resources, which will result in this business being an independent publicly traded company, separate from MDU Resources. We immediately began working toward effectuating the spinoff and expect it to be complete in late 2024.

With the record-breaking momentum this business has experienced over the past several years and its backlog of $2.01 billion of work at the start of 2024, this business is well-positioned to stand on its own. We expect significant ongoing growth opportunities for construction services in the coming years as demand continues to accelerate for:

• Data centers that provide bandwidth for the booming artificial intelligence and cloud computing industries.



▶ Rocky Mountain Contractors, an MDU Construction Services Group subsidiary, provided emergency service to repair a long-haul fiber line after a bridge collapsed into the Yellowstone River in Montana.

- Consumer electrical devices, including vehicles, that require more power, which ultimately requires upgrading and building out the national electrical grid.

- Transmission, distribution and undergrounding work for utilities to repair, protect and provide better resilience from environmental events.

- Renewable energy sources, such as solar generation. Bombard Renewable Energy, a construction services operating company, is among the top-ranked solar contractors in the U.S., according to Solar Power World magazine.

Strategic initiatives drive toward pure-play business

As we continue to work toward completing the tax-free spinoff of our construction services business in late 2024, we are benefiting from the experience we gained when we completed the tax-free spinoff of our construction materials and contracting business, Knife River Corporation. Knife River became a standalone publicly traded company on May 31, 2023, which created significant value for shareholders. MDU Resources also completed the tax-free exchange of the retained shares of Knife River in the fourth quarter of 2023.

Spinning off our construction businesses is part of our strategic effort to become a pure-play regulated energy delivery business. We believe having a core focus on being a pure-play regulated business with our electric and natural gas utility and pipeline company will optimize value for our shareholders

while creating opportunities for more concentrated business growth.

As MDU Resources becomes a pure-play regulated energy delivery business, our board remains committed to paying a competitive dividend to our shareholders. Following the spinoff of the construction services business, MDU Resources intends to maintain a long-term dividend payout ratio target of 60% to 70%. We have paid dividends uninterrupted for 86 consecutive years.

Former MDU Resources President and CEO Dave Goodin deserves much credit for leading the work toward becoming a pure-play regulated energy delivery business. In Dave's time as CEO, the company experienced incredible growth and strategic change. We are grateful for Dave's leadership and remain committed to achieving the pure-play regulated status that he envisioned. Dave retired on January 5, 2024, after 40 years of dedicated service to the company.

As we begin celebrating MDU Resources' 100th anniversary in 2024, we express our sincere gratitude to each of the thousands of employees who have faithfully served our customers and communities over the past century with the essential products and services we provide. It is their dedication and hard work that have made MDU Resources successful and provided value for our shareholders.

We look forward to continuing to provide safe, reliable and cost-effective essential energy to our customers for many more years to come.





Dennis W. Johnson
Chair of the Board



Nicole A. Kivisto
President and Chief Executive Officer

February 22, 2024

Serving commun
energizing the fu



Montana-Dakota Worland Pipeline in
Worland, Wyoming – 1963

ities, ture

Celebrating 100 years of service and success

MDU Resources has come a long way since its start in 1924 as a small electric utility serving a handful of small communities on the Montana and North Dakota border. As the company celebrates its centennial anniversary in 2024, it's a fitting time to reflect on MDU Resources' remarkable journey over the past 100 years.

Since its incorporation on March 14, 1924, when it was providing electricity to rural communities, MDU Resources has grown into a corporation with operations across the United States. It has been listed on the New York Stock Exchange under the ticker MDU since 1948.

Early on, MDU Resources realized the value of building upon its expertise to grow the company by developing businesses around its existing services. The company's success includes growing two businesses to be large enough to be spun off to stand on their own as publicly traded companies:

- Knife River Corporation, MDU Resources' construction materials subsidiary, was spun off in 2023.

- The construction services subsidiary is expected to be spun off in late 2024.



While MDU Resources branched out into other industries, it has throughout its history remained committed to its core business of regulated energy delivery.

Today, MDU Resources' utility operations serve nearly 1.2 million electric and natural gas customers across eight states. Its pipeline business has approximately 3,800 miles of regulated natural gas transmission lines and is home to the largest underground natural gas storage field in North America.

As MDU Resources celebrates 100 years of serving communities, the company's goal remains simple: Continue to grow while providing safe, reliable and cost-effective essential energy to the customers and communities it serves.

Board of Directors



Dennis W. Johnson
74 (23)
Dickinson, North Dakota

Chair of MDU Resources Board of Directors

Chair, president and chief executive officer of TMI Group, an architectural woodwork manufacturer; former president of the Dickinson City Commission; a former director of Federal Reserve Bank of Minneapolis.

Expertise: Business management, specialty contracting, finance and strategic planning.



Nicole A. Kivisto
50 (-)
Bismarck, North Dakota

President and Chief Executive Officer of MDU Resources

Formerly President and Chief Executive Officer of Cascade Natural Gas Corporation, Intermountain Gas Company and Montana-Dakota Utilities Co.



Darrel T. Anderson
65 (1)
Eagle, Idaho

Formerly president and chief executive officer of IDACORP and Idaho Power Company, an integrated electric utility serving customers in Idaho and Oregon.

Expertise: Finance, public utilities, human resources management, public company leadership, corporate governance.



James H. Gemmel
38 (1)
New York, New York

Partner of Corvex Management LP an investment management firm that focuses on fundamental, valued-based investments; outside director of Kindred Group PLC.

Expertise: Finance, professional investment management, collaboration with management teams and boards of directors.



David L. Goodin
62 (11)
Bismarck, North Dakota

Formerly president and chief executive officer of MDU Resources.

Expertise: Engineering and business management.



Dale S. Rosenthal
67 (3)
Washington, D.C.

Formerly strategic director of Clark Construction Group, LLC; a director of Washington Gas Light Company.

Expertise: Construction, alternative energy, infrastructure development, risk management and corporate strategy.



Edward A. Ryan
70 (6)
Washington, D.C.

Formerly executive vice president and general counsel of Marriott International, a large public company with international operations.

Expertise: Corporate governance and transactions, legal and public company leadership.



David M. Sparby
69 (6)
North Oaks, Minnesota

Formerly senior vice president and group president, revenue at Xcel Energy Inc. and president and chief executive officer of NSP-Minnesota.

Expertise: Public utility, renewable energy, finance, legal and public company leadership.



Chenxi Wang
53 (5)
Los Altos, California

Founder and managing general partner of Rain Capital Fund LP, a cybersecurity-focused venture fund; formerly chief strategy officer of Twistlock, a security software company.

Expertise: Technology, cybersecurity, capital markets and business development.

Audit Committee
David M. Sparby, Chair
James H. Gemmel
Chenxi Wang

Compensation Committee
Dennis W. Johnson, Chair
Darrel T. Anderson
Dale S. Rosenthal
Edward A. Ryan

Environmental and Sustainability Committee
Dale S. Rosenthal, Chair
Darrel T. Anderson
James H. Gemmel
Chenxi Wang

Nominating and Governance Committee
Edward A. Ryan, Chair
Dennis W. Johnson
David M. Sparby

Director Changes
James H. Gemmel was appointed to the Board of Directors on May 9, 2023.

German Carmona Alvarez, Thomas Everist, Karen B. Fagg and Patricia L. Moss transitioned to the board of directors of Knife River Corporation when MDU Resources Group completed the spinoff of its construction materials and contracting business on May 31, 2023.

Darrel T. Anderson was appointed to the Board of Directors on November 17, 2023.

Nicole A. Kivisto was appointed to the Board of Directors on January 6, 2024.

Numbers indicate age and years of service ( ) on the MDU Resources Board of Directors as of December 31, 2023.

Corporate Management



Nicole A. Kivisto
50 (29)

President and Chief Executive Officer of MDU Resources

Serves on the company's Board of Directors and as chair of the board of all major subsidiary companies; formerly president and chief executive officer of Cascade Natural Gas Corporation, Intermountain Gas Company and Montana-Dakota Utilities Co.



Rob L. Johnson
62 (41)

President of WBI Energy, Inc.

Formerly executive vice president of commercial of WBI Energy, Inc.



Anne M. Jones
60 (42)

Vice President and Chief Human Resources Officer of MDU Resources

Formerly vice president of human resources, customer service and safety of Cascade Natural Gas Corporation, Intermountain Gas Company and Montana-Dakota Utilities Co.



Peggy A. Link
57 (19)

Vice President and Chief Information Officer of MDU Resources

Formerly assistant vice president of technology and cybersecurity officer of MDU Resources.



Paul R. Sanderson
49 (1)

Vice President, Chief Legal Officer and Secretary of MDU Resources

Serves as chief legal officer and secretary of all major subsidiary companies; formerly a partner in a law firm.



Garret Senger
63 (41)

Chief Utilities Officer of Cascade Natural Gas Corporation, Intermountain Gas Company and Montana-Dakota Utilities Co.

Formerly executive vice president of regulatory affairs, customer service and administration of Cascade Natural Gas Corporation, Intermountain Gas Company and Montana-Dakota Utilities Co.



Stephanie A. Sievert
51 (28)

Vice President, Chief Accounting Officer and Controller of MDU Resources

Formerly controller of MDU Resources and vice president, treasurer and chief accounting officer of WBI Energy, Inc.



Jeffrey S. Thiede
61 (20)

President and Chief Executive Officer of MDU Construction Services Group, Inc.

Formerly held executive and management positions with MDU Construction Services Group, Inc.



Jason L. Vollmer
46 (19)

Vice President, Chief Financial Officer and Treasurer of MDU Resources

Formerly vice president, chief accounting officer and treasurer of MDU Resources.

Management Changes

Rob L. Johnson was named president of WBI Energy effective June 1, 2023. He replaces Trevor J. Hastings, who became an officer of Knife River Corporation.

Paul R. Sanderson was named vice president, chief legal officer and secretary of MDU Resources effective June 1, 2023. He replaces Karl A. Liepitz, who became an officer of Knife River Corporation.

Nicole A. Kivisto was named president and chief executive officer of MDU Resources effective January 6, 2024. She replaces David L. Goodin, who retired January 5, 2024.

Garret Senger was named chief utilities officer of Cascade Natural Gas, Intermountain Gas and Montana-Dakota Utilities effective January 6, 2024.

Numbers indicate age and years of service ( ) as of December 31, 2023.

Stockholder Return Comparison

Comparison of One-Year Total Stockholder Return

(as of December 31, 2023)



-2%	26%	12%	10%
MDU Resources	S&P 500 Index	New Peer Group	Old Peer Group

Comparison of Five-Year Total Stockholder Return (in dollars)

$100 invested December 31, 2018, in MDU Resources was worth $141.10 at year-end 2023.



Company Name / Index	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
MDU Resources Group, Inc.	$100.00	$128.44	$117.77	$141.76	$143.83	$141.10
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21
New Peer Group	100.00	135.32	127.16	162.50	163.61	183.48
Old Peer Group	100.00	131.89	133.26	168.81	163.84	180.16

Data is indexed to December 31, 2023, for the one-year total stockholder return comparison and December 31, 2018, for the five-year total stockholder return comparison for MDU Resources, the S&P 500 and the peer groups. Total stockholder return is calculated using the December 31 price for each year. It is assumed that all dividends are reinvested in stock at the frequency paid, and the returns of each component peer issuer of the group are weighted according to the issuer's stock market capitalization at the beginning of the period.

Effective January 1, 2023, a new peer group was established. These changes were made to reflect the makeup of the company following the spinoff May 31, 2023, of Knife River Corporation. The charts show stockholder return performance for both the old and new peer groups.

The new peer group issuers are ALLETE, Inc., Avista Corporation, Black Hills Corporation, Dycom Industries, Inc., EMCOR Group, Inc., IDACORP, Inc., IES Holdings, Inc., Jacobs Solutions Inc., KBR, Inc., MasTec, Inc., MYR Group Inc., NiSource Inc., Northwest Natural Holding Company, NorthWestern Energy Group, Inc., Otter Tail Corporation, Portland General Electric Company, Primoris Services Corporation, Quanta Services, Inc., Southwest Gas Holdings, Inc. and TC Energy Corporation.

The old peer group issuers were Alliant Energy Corporation, Ameren Corporation, Atmos Energy Corporation, Black Hills Corporation, CMS Energy Corporation, Dycom Industries, Inc., EMCOR Group, Inc., Evergy, Inc., Granite Construction Incorporated, Jacobs Solutions Inc., KBR, Inc., Martin Marietta Materials, Inc.,

MasTec, Inc., NiSource Inc., Pinnacle West Capital Corporation, Portland General Electric Company, Quanta Services, Inc., Southwest Gas Holdings, Inc., Summit Materials, Inc., Vulcan Materials Company and WEC Energy Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________
Commission file number 1-03480

MDU RESOURCES GROUP INC

(Exact name of registrant as specified in its charter)

Delaware	30-1133956
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 West Century Avenue
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(Address of principal executive offices)
(Zip Code)

(701) 530-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	MDU	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2023: $4,264,003,259.

Indicate the number of shares outstanding of the registrant's common stock, as of February 15, 2024: 203,689,090 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Relevant portions of the registrant's 2024 Proxy Statement, to be filed no later than 120 days from December 31, 2023, are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Report.

Contents

Part II (continued)   Page

Part III

Part IV

Definitions

The following abbreviations and acronyms used in this Form 10-K are defined below:

Abbreviation or Acronym	
AFUDC	Allowance for funds used during construction
Army Corps	U.S. Army Corps of Engineers
ASC	FASB Accounting Standards Codification
ASU	FASB Accounting Standards Update
Audit Committee	Audit Committee of the board of directors of the Company
Bcf	Billion cubic feet
Big Stone Station	475-MW coal-fired electric generating facility near Big Stone City, South Dakota (22.7 percent ownership)
BSSE	345-kV transmission line from Ellendale, North Dakota, to Big Stone City, South Dakota (50 percent ownership)
Cascade	Cascade Natural Gas Corporation, an indirect wholly owned subsidiary of MDU Energy Capital
Centennial	CEHI, LLC, a direct wholly owned subsidiary of the Company, formally known as Centennial Energy Holdings, Inc. prior to the separation of Knife River from the Company. References to Centennial's historical business and operations refer to the business and operations of Centennial Energy Holdings, Inc.
Centennial Capital	Centennial Holdings Capital LLC, a direct wholly owned subsidiary of Centennial
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
CIO	Chief Information Officer
Code	The U.S. Internal Revenue Code, the highest form of tax law in the United States
Company	MDU Resources Group, Inc.
COVID-19	Coronavirus disease 2019
Coyote Creek	Coyote Creek Mining Company, LLC, a subsidiary of The North American Coal Corporation
Coyote Station	427-MW coal-fired electric generating facility near Beulah, North Dakota (25 percent ownership)
CWIP	Construction work in progress, costs associated with the construction of new utility facilities recorded on the balance sheet until these facilities are placed in service.
CyROC	Cyber Risk Oversight Committee
dk	Decatherm
EBITDA	Earnings before interest, taxes, depreciation and amortization
EIN	Employer Identification Number
EPA	United States Environmental Protection Agency
ERISA	Employee Retirement Income Security Act of 1974
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fidelity	Fidelity Exploration & Production Company, a direct wholly owned subsidiary of WBI Holdings (previously referred to as the Company's exploration and production segment)
FIP	Funding improvement plan
GAAP	Accounting principles generally accepted in the United States of America
GHG	Greenhouse gas
Great Plains	Great Plains Natural Gas Co., a public utility division of Montana-Dakota
GVTC	Generation Verification Test Capacity
Holding Company Reorganization	The internal holding company reorganization completed on January 1, 2019, pursuant to the agreement and plan of merger, dated as of December 31, 2018, by and among Montana-Dakota, the Company and MDUR Newco Sub, which resulted in the Company becoming a holding company and owning all of the outstanding capital stock of Montana-Dakota.
IBEW	International Brotherhood of Electrical Workers
ICWU	International Chemical Workers Union
Intermountain	Intermountain Gas Company, an indirect wholly owned subsidiary of MDU Energy Capital
IPUC	Idaho Public Utilities Commission
IRA	Inflation Reduction Act
IRS	Internal Revenue Service
Item 8	Financial Statements and Supplementary Data

JETx	345-kV transmission line from Jamestown, North Dakota to Ellendale, North Dakota (50 percent ownership)
Knife River	Established as Knife River Corporation prior to the separation from the Company, a direct wholly owned subsidiary of Centennial. Knife River refers to Knife River Corporation, during the period prior to separation, now known as "KRC Materials, Inc." Following the separation Knife River refers to Knife River Holding Company, now known as Knife River Corporation.
K-Plan	Company's 401(k) Retirement Plan
kW	Kilowatts
kWh	Kilowatt-hour
kV	Kilovolts
LIBOR	London Inter-bank Offered Rate
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MDU Construction Services	MDU Construction Services Group, Inc., a direct wholly owned subsidiary of Centennial
MDU Energy Capital	MDU Energy Capital, LLC, a direct wholly owned subsidiary of the Company
MDUR Newco	MDUR Newco, Inc., a public holding company created by implementing the Holding Company Reorganization, now known as the Company
MDUR Newco Sub	MDUR Newco Sub, Inc., a direct, wholly owned subsidiary of MDUR Newco, which was merged with and into Montana-Dakota in the Holding Company Reorganization
MEPP	Multiemployer pension plan
MISO	Midcontinent Independent System Operator, Inc., the organization that provides open-access transmission services and monitors the high-voltage transmission system in the Midwest United States and Manitoba, Canada and a southern United States region which includes much of Arkansas, Mississippi and Louisiana
MMcf	Million cubic feet
MMdk	Million dk
MNPUC	Minnesota Public Utilities Commission
Montana-Dakota	Montana-Dakota Utilities Co. a direct wholly owned subsidiary of MDU Energy Capital
MPPAA	Multiemployer Pension Plan Amendments Act of 1980
MTPSC	Montana Public Service Commission
MW	Megawatt
NDDEQ	North Dakota Department of Environmental Quality
NDPSC	North Dakota Public Service Commission
NERC	North American Electric Reliability Corporation
OPUC	Oregon Public Utility Commission
PCAOB	Public Company Accounting Oversight Board
PCBs	Polychlorinated biphenyls
PHMSA	Pipeline and Hazardous Material Safety Administration
Proxy Statement	Company's 2023 Proxy Statement to be filed no later than April 29, 2024
PRP	Potentially Responsible Party
RCRA	Resource Conservation and Recovery Act
RNG	Renewable Natural Gas
RP	Rehabilitation plan
SDPUC	South Dakota Public Utilities Commission
SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Sheridan System	A separate electric system owned by Montana-Dakota
SOFR	Secured Overnight Financing Rate
SPP	Southwest Power Pool, the organization that manages the electric grid and wholesale power market for the central United States.
UA	United Association of Journeyman and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada
TSA	Transportation Security Administration
VIE	Variable interest entity
Washington DOE	Washington State Department of Ecology
WBI Energy	WBI Energy, Inc., an indirect wholly owned subsidiary of Centennial
WBI Energy Transmission	WBI Energy Transmission, Inc., an indirect wholly owned subsidiary of WBI Holdings

Definitions

WBI Holdings	WBI Holdings, Inc., a direct wholly owned subsidiary of Centennial
WUTC	Washington Utilities and Transportation Commission
Wygen III	100-MW coal-fired electric generating facility near Gillette, Wyoming (25 percent ownership)
WYDEQ	Wyoming Department of Environmental Quality
WYPSC	Wyoming Public Service Commission
ZRCs	Zonal resource credits - a MW of demand equivalent assigned to generators by MISO for meeting system reliability requirements

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Exchange Act. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, trends, objectives, goals, strategies, performance or future events, including the dividend payout ratio target, the anticipated separation of its construction services business or the proposed future structure of the Company as a pure-play regulated energy delivery company, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature, including statements contained within Item 7 - MD&A - Business Segment Financial and Operating Data.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Nonetheless, the Company's expectations, beliefs or projections may not be achieved or accomplished and changes in such assumptions and factors could cause actual future results to differ materially.

Any forward-looking statement contained in this document speaks only as of the date on which the statement is made and, except as required by law, the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for management to predict all of the factors, nor can it assess the effect of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are expressly qualified by the risk factors and cautionary statements in this Form 10-K, including statements contained within Item 1A - Risk Factors.

Items 1 and 2. Business and Properties

General

The Company is a regulated energy delivery and construction services business. Its principal executive offices are located at 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 530-1000.

Montana-Dakota was incorporated under the state laws of Delaware in 1924. The Company was incorporated under the state laws of Delaware in 2018. Upon the completion of the Holding Company Reorganization, Montana-Dakota became a subsidiary of the Company. The Company's mission is to deliver superior value to stakeholders by providing essential infrastructure and services to America.

The Company's strategy is to deliver superior value and achieve industry-leading performance by becoming a pure-play regulated energy delivery company, while pursuing organic growth opportunities. Through its regulated energy delivery businesses, the Company generates, transmits and distributes electricity and provides natural gas distribution, transportation and storage services. These businesses are regulated by state public service commissions and/or the FERC. The construction services business provides construction services through its electrical and mechanical and transmission and distribution specialty contracting services.

As part of the Company's continual review of its business, the Company announced strategic initiatives that are expected to enhance its value. On May 31, 2023, the Company executed the separation of Knife River, the construction materials and contracting business, from the Company, resulting in Knife River becoming an independent, publicly traded company. On November 2, 2023, the Company announced that its board of directors approved a plan to spinoff its wholly-owned construction services business, MDU Construction Services. The proposed separation of MDU Construction Services is planned as a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes. Completion of the proposed MDU Construction Services' separation will be subject to, among other things, the effectiveness of a registration statement on Form 10 with the SEC, final approval from the Company's board of directors, receipt of one or more tax opinions and a private letter ruling from the IRS, and other customary conditions. The Company may, at any time and for any reason until the proposed transaction is complete, abandon the separation or modify or change its terms. The proposed separation is expected to be complete in late 2024, but there can be no assurance regarding the ultimate timing of the separation or that the separation will ultimately occur.

As of December 31, 2023, the Company was organized into four reportable business segments. These business segments include: electric, natural gas distribution, pipeline, and construction services. The Company's business segments are determined based on the Company's method of internal reporting, which generally segregates the strategic business units due to differences in products, services and regulation. The internal reporting of these segments is defined based on the reporting and review process used by the Company's chief executive officer.


MDU RESOURCES
GROUP, INC.
MDU Energy Capital
Centennial
Montana-Dakota
• Natural gas
• Electric
Cascade
• Natural gas
Intermountain
• Natural gas
WBI Energy
• Pipeline
MDU Construction Services
• Construction services
Centennial Capital
• Other

*Depicts the segment structure of the corporation; not the legal organization.

The Company, through its wholly owned subsidiary, MDU Energy Capital, owns Montana-Dakota, Cascade and Intermountain. The electric segment is comprised of Montana-Dakota while the natural gas distribution segment is comprised of Montana-Dakota, Cascade and Intermountain.

The Company, through its wholly owned subsidiary, Centennial, owns WBI Energy, MDU Construction Services and Centennial Capital. WBI Energy is the pipeline segment, MDU Construction Services is the construction services segment, and Centennial Capital is reflected in the Other category.

The financial results and data applicable to each of the Company's business segments, as well as their financing requirements, are set forth in Item 7 - MD&A and Item 8 - Note 18.

The Company's material properties, which are of varying ages and are of different construction types, are generally in good condition, are well maintained and are generally suitable and adequate for the purposes for which they are used.

Human Capital Management The Company continues to focus on building a strong workforce. This means building a strong team of employees with a focus on safety and a commitment to diversity, equity and inclusion. The Company's team was located in 27 states as of December 31, 2023. The number of employees fluctuates during the year due to the seasonality and the number and size of construction projects. During 2023, the number of employees, excluding the former construction materials and contracting business, which was spun off on May 31, 2023, peaked in the first quarter at just over 11,100. Employees as of December 31, 2023, were as follows:

	Total	Male	Female
MDU Resources Group, Inc.	224	145	79
MDU Energy Capital	1,520	1,109	411
WBI Energy	321	261	60
MDU Construction Services	7,080	6,465	615
MDU Resources Group, Inc. Total	9,145	7,980	1,165

Many of the Company's employees are represented by collective-bargaining agreements and the Company is committed to establishing constructive dialogue with this representation and bargain in good faith. The majority of the collective-bargaining agreements contain provisions that prohibit work stoppages or strikes and provide dispute resolution through binding arbitration in the event of an extended disagreement.

The following information is as of December 31, 2023.

Company	Collective-bargaining agreement	Number of employees represented	Agreement status
Montana-Dakota	IBEW	293	Effective through April 30, 2024
Intermountain	UA	135	Effective through March 31, 2027 with 2 agreements in negotiations
Cascade	ICWU	189	Effective through March 31, 2024
WBI Energy Transmission	IBEW	68	Effective through April 30, 2024
MDU Construction Services	102 various agreements	5,704	1 agreement in negotiations
Total		6,389	

Diversity, Equity and Inclusion The Company is committed to an inclusive environment that respects the differences and embraces the strengths of its diverse employees. Essential to the Company's success is its ability to attract, retain and engage the best people from a broad range of backgrounds and build an inclusive culture where all employees feel valued and contribute their best. To aid in the Company's commitment to an inclusive environment, each business segment has a diversity officer who serves as a conduit for diversity-related issues and provides a voice to all employees. The Company requires employees to participate in its Leading with Integrity training which provides training on the Company's code of conduct and additional courses focusing on diversity, effective leadership, equal employment opportunity, workplace harassment, respect and unconscious bias.

The Company has three strategic goals related to diversity:

- Enhance collaboration efforts through cooperation and sharing of best practices to create new ways of meeting employee, customer and stockholder needs.
- Maintain a culture of integrity, respect and safety by ensuring employees understand these essential values which are part of the Company's vision statement.
- Increase productivity and profitability through the creation of a work environment which values all perspectives and methods of accomplishing work.

The Company also promotes its strategic diversity goals through the following special recognition awards:

    

The **Einstein Award** recognizes the best process improvement ideas that contribute in a measurable way to improving the Company's bottom line and are vital to the Company's success.

The **Community Spirit Award** recognizes employees who are actively involved in their community.

The **Summit Award** recognizes employees who make the Company a better place to work.

The **Environmental Sustainability Award** recognizes an employee program, project or activity that reflects the Company's environmental policy and philosophy.

The **Hero Award** recognizes employees who go above and beyond the call of duty to save another's life.

In March 2022, the chief executive officer of the Company joined more than 2,000 chief executive officers in signing the CEO Action for Diversity and Inclusion Pledge. Through this collaboration with other companies, the Company furthers its commitment to a diverse and inclusive environment that respects the differences and embraces the strengths of its employees to further its corporate vision.

Building People Building a strong workforce begins with employee recruitment. The Company hires and trains employees to have the skills, abilities and motivation to achieve the results needed for their jobs. Each job is important and part of a coordinated team effort to accomplish the organization's objectives. The Company uses a variety of means to recruit new employees for open positions including posting on the Company's website at www.jobs.mdu.com, which is not incorporated by reference herein. Other sources for employee recruitment include employee referrals, union workforce, direct recruitment, advertising, social media, career fairs, partnerships with colleges and technical schools, job service organizations and associations connected with a variety of professions. The Company also uses internship programs to introduce individuals to the Company's business operations and provide a possible source of future employees.

Building a strong workforce also requires developing employees in their current positions and for future advancement. The Company provides opportunities for advancement through job mobility, succession planning and promotions both within and between business segments. The Company provides employees the opportunity to further develop and grow through various forms of training, mentorship programs and internship programs, among other things.

To attract and retain employees, the Company offers:






Compensation
Competitive salaries and wages based on the labor markets in which it operates.

Growth & Development
Employee growth through training in the form of technical, professional and leadership programs, as well as formal and informal mentoring and job shadowing programs to assist employees in their job and career goals.

Incentives
Incentive compensation based on the Company's performance.

Benefits
Comprehensive benefits including vacation, sick leave, health and wellness programs, retirement plans and discount programs.

The Company conducts employee surveys to hear and gauge employee opinions on issues such as fairness, camaraderie and pride in the workplace. Survey responses are compiled and evaluated at various levels throughout the Company to develop action plans to address areas of concern raised by employees.

Safety Safety is a corporate value and top priority of the Company. The Company is committed to safety and health in the workplace. To ensure safe work environments, the Company provides training, resources and appropriate follow-up on any unsafe conditions or actions. To facilitate a strong safety culture, the Company established its Safety Leadership Council. In addition to the Safety Leadership Council, the Company has policies and training that support safety in the workplace including training on safety matters through classroom and toolbox meetings on job sites. The Company utilizes safety compliance in the evaluation of employees, which includes management, and recognizes employee safety through safety award programs. Accident and safety statistical information is gathered for each of the business segments and regularly reported to management and the board of directors.

Environmental Matters The Company believes it has a responsibility to use natural resources efficiently and attempt to minimize the environmental impact of its activities. The Company produces GHG emissions primarily from its fossil fuel electric-generating facilities, as well as from natural gas pipeline and storage systems, and operations of equipment and fleet vehicles. The Company has developed renewable generation with lower or no GHG emissions. Governmental legislation and regulatory initiatives regarding environmental and energy policy are continuously evolving and could negatively impact the Company's operations and financial results. As legislation and regulation are finalized, the impact of these measures can be assessed. The Company will continue to monitor legislative and regulatory activity related to environmental and energy policy initiatives. In addition, for a discussion of the Company's risks related to environmental laws and regulations, see Item 1A - Risk Factors.



The Company operates with three primary environmental objectives:



Minimize waste and maximize resources.

Be a good steward of the environment, while providing high-quality and reasonably priced products and services.

Comply with or surpass all applicable environmental laws, regulations and permit requirements.

The Company maintains an executive management Sustainability Committee that supports the execution of, and makes recommendations to advance, the Company's environmental and sustainability strategy. For more information on the Company's sustainability goals, programs and performance, see the Company's Sustainability Report on its website, which is not incorporated by reference herein.



Laws & Regulations

| Air, water and solid waste pollution control | Zoning and planning regulations - state and local authorities | Federal and state health and safety regulations | State facility-siting regulations |

Governmental Matters The operations of the Company and certain of its subsidiaries are subject to laws and regulations relating to air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal and state health and safety regulations; and state hazard communication standards.

The Company strives to be in substantial compliance with applicable regulations, except as to what may be ultimately determined with regard to items discussed in Environmental matters in Item 8 - Note 22. There are no pending CERCLA actions for any of the Company's material properties. However, the Company is involved in certain claims relating to the Bremerton Gasworks Superfund Site. For more information on the Company's environmental matters, see Item 8 - Note 22 and Item 7 - MD&A - Business Section Financial and Operating Data.

Technology The Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology systems and network infrastructure. These systems may be vulnerable to failures or unauthorized access. The Company has policies, procedures and processes designed to strengthen and protect these systems, which include the Company's enterprise information technology and operation technology groups continually evaluating new tools and techniques to reduce the risk and potential impacts of a cyber breach.

For a discussion of the Company's risks related to cybersecurity, see Item 1A - Risk Factors. For more information on the Company's approach to cybersecurity, see Item 1C - Cybersecurity.

Available Information This annual report on Form 10-K, the Company's quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the Company's website as soon as reasonably practicable after the Company has electronically filed such reports with, or furnished such reports to, the SEC. The Company's website address is www.mdu.com. The information available on the Company's website is not part of this annual report on Form 10-K. The SEC also maintains a website where the Company's filings can be obtained free of charge at www.SEC.gov.

Electric

General The Company's electric segment is operated through its wholly owned subsidiary, Montana-Dakota. Montana-Dakota provides electric service at retail, serving residential, commercial, industrial and municipal customers in 185 communities and adjacent rural areas.

The material properties owned by Montana-Dakota for use in its electric operations include interests in 13 electric generating units at 11 facilities and two small portable diesel generators, as further described under System Supply, System Demand and Competition, approximately 3,400 and 4,800 miles of transmission and distribution lines, respectively, and 82 transmission and 298 distribution substations. Montana-Dakota has obtained and holds, or is in the process of renewing, valid and existing franchises authorizing it to conduct its electric operations in all of the municipalities it serves where such franchises are required. Montana-Dakota intends to protect its service area and seek renewal of all expiring franchises. At December 31, 2023, Montana-Dakota's net electric plant investment was $1.7 billion and its rate base was $1.4 billion.



- Electric utility areas
- States of operations
- Electric generating stations

Retail electric rates, service, accounting and certain securities issuances are subject to regulation by the MTPSC, NDPSC, SDPUC and WYPSC. The interstate transmission and wholesale electric power operations of Montana-Dakota are also subject to regulation by the FERC under provisions of the Federal Power Act, as are interconnections with other utilities and power generators, the issuance of certain securities, accounting, cybersecurity and other matters.

Through MISO, Montana-Dakota has access to wholesale energy, ancillary services and capacity markets for its interconnected system. MISO is a regional transmission organization responsible for operational control of the transmission systems of its members. MISO provides security center operations, tariff administration and operates day-ahead and real-time energy markets, ancillary services and capacity markets. As a member of MISO, Montana-Dakota's generation is sold into the MISO energy market and its energy needs are purchased from that market.

The retail customers served and respective revenues by class for the electric business were as follows:

	2023		2022		2021	
	Customers Served	Revenues	Customers Served	Revenues	Customers Served	Revenues
	(Dollars in thousands)					
Residential	119,700 $	134,054	119,398 $	135,412	119,113 $	123,043
Commercial	23,573	164,142	23,327	142,722	23,149	133,336
Industrial	228	42,340	230	42,937	231	40,477
Other	1,607	7,075	1,606	7,335	1,610	6,754
	145,108 $	347,611	144,561 $	328,406	144,103 $	303,610

Other electric revenues, which are largely transmission-related revenues, for Montana-Dakota were $53.6 million, $48.7 million and $46.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The percentage of electric retail revenues by jurisdiction was as follows:

	2023	2022	2021
North Dakota	66 %	65 %	64 %
Montana	20 %	21 %	22 %
Wyoming	9 %	9 %	9 %
South Dakota	5 %	5 %	5 %

System Supply, System Demand and Competition Through an interconnected electric system, Montana-Dakota serves markets in portions of North Dakota, Montana and South Dakota. These markets are highly seasonal and sales volumes depend largely on the weather. Additionally, the average customer consumption has tended to decline due to increases in energy efficient lighting and appliances being installed. In mid-2023 a data center began operating in the Company's service territory which led to an increase in sales volumes. As of December 31, 2023, the interconnected system consisted of 12 electric generating units at 10 facilities and two small portable diesel generators. Additional details are included in the table that follows. For 2023, Montana-Dakota's total ZRCs, including its firm purchase power contracts, were 516.1. Montana-Dakota's planning reserve margin requirement within MISO was 516.1 ZRCs for 2023. The maximum electric peak demand experienced to date attributable to Montana-Dakota's sales to retail customers on the interconnected system was 746,924 kW in July 2023. Montana-Dakota's latest forecast for its interconnected system indicates that its annual peak will continue to occur during the summer. Additional energy is purchased as needed, or in lieu of generation if more economical, from the MISO market. In 2023, Montana-Dakota purchased approximately 59 percent of its net kWh needs for its interconnected system through the MISO market.

Through the Sheridan System, Montana-Dakota serves Sheridan, Wyoming, and neighboring communities. The maximum peak demand experienced to date attributable to Montana-Dakota sales to retail customers on that system was approximately 69,688 kW in August 2022. Montana-Dakota has a power supply contract with Black Hills Power, Inc. to purchase up to 49,000 kW of capacity annually through December 31, 2028. Wygen III also serves a portion of the needs of Montana-Dakota's Sheridan-area customers.

Approximately 35 percent of the electricity delivered to customers from Montana-Dakota's owned generation in 2023 was from renewable resources. Although Montana-Dakota's generation resource capacity has increased to serve the needs of its customers, the carbon dioxide emission intensity of its electric generation resource fleet has been reduced by approximately 38 percent since 2005 through the addition of renewable generation and with the retirement of aging coal-fired electric generating units, as further discussed below.

The Company ceased operations of Lewis & Clark Station in Sidney, Montana, in March 2021 and decommissioning was completed in October 2022. In February 2022, the Company ceased operations of Units 1 and 2 at Heskett Station near Mandan, North Dakota, and decommissioning was completed in December 2023. In addition, in May 2022 Montana-Dakota began construction of Heskett Unit 4, an 88-MW simple-cycle natural gas-fired combustion turbine peaking unit at the existing Heskett Station near Mandan, North Dakota with an in service date expected in the second quarter of 2024, assuming no further action is needed based on the conclusion of the ongoing root cause analysis, or other unexpected delays.

The following table sets forth details applicable to the Company's electric generating stations:

Generating Station	Type	Fuel	Nameplate Rating (kW) at December 31, 2023	2023 ZRCs (a)	2023 Net Generation (kWh in thousands)
Interconnected System:					
North Dakota:					
Coyote (b)	Steam	Coal	103,647	102.6	650,039
Heskett	Combustion turbine	Natural gas	89,038	85.9	29,339
Glen Ullin	Renewable	Heat recovery	7,500	1.8	38,008
Cedar Hills	Renewable	Wind	19,500	4.5	52,440
Thunder Spirit	Renewable	Wind	155,500	34.4	488,369
South Dakota:					
Big Stone (b)	Steam	Coal	94,111	111.6	353,842
Montana:					
Lewis & Clark	Reciprocating internal combustion engine	Natural gas	18,700	15.4	20,889
Glendive	Combustion turbine	Natural gas / diesel	75,522	49.6	2,727
Miles City	Combustion turbine	Natural gas / diesel	23,150	17.3	312
Diamond Willow	Renewable	Wind	30,000	5.8	82,375
Portable Units (2)	Reciprocating internal combustion engine	Diesel	3,650	3.7	12
			620,318	432.6	1,718,352
Sheridan System:					
Wyoming:					
Wygen III (b)	Steam	Coal	28,000	N/A	197,522
			648,318	432.6	1,915,874

(a) Interconnected system only. MISO requires generators to obtain their seasonal capability through the GVTC. The GVTC is then converted to ZRCs by applying each generator's forced outage factor against its GVTC. Wind generator's ZRCs are calculated based on a wind capacity study performed annually by MISO. ZRCs are used to meet supply obligations within MISO.
(b) Reflects Montana-Dakota's ownership interest.

The owners of Coyote Station, including Montana-Dakota, have a contract with Coyote Creek for coal supply to the Coyote Station that expires December 2040. Montana-Dakota estimates the Coyote Station coal supply agreement to be approximately 1.5 million tons per contract year. For more information, see Item 8 - Note 22.

The owners of Big Stone Station, including Montana-Dakota, have a coal supply agreement with Peabody COALSALES, LLC to meet all of the Big Stone Station's fuel requirements through 2024. Montana-Dakota estimates the Big Stone Station coal supply agreement to be approximately 1.5 million tons per contract year.

Montana-Dakota has a coal supply agreement with Wyodak Resources Development Corp., to supply the coal requirements of Wygen III at contracted pricing through June 1, 2060. Montana-Dakota estimates the maximum annual coal consumption of the facility to be approximately 585,000 tons.

Montana-Dakota has entered into four purchase power agreements to purchase capacity and energy between the retirement of the Lewis & Clark Station and Heskett Station Units 1 and 2 and the timing of completion of the new Heskett Unit 4. As part of the four purchase power agreements, Montana-Dakota purchased additional MISO replacement capacity associated with the delay in commercial operation of Heskett Unit 4. Montana-Dakota also purchased additional capacity and energy to cover forecasted capacity deficits through May 2026.

Montana-Dakota expects that it has secured adequate capacity available through existing baseload generating stations, renewable generation, turbine peaking stations, demand reduction programs and firm contracts to meet the peak customer demand requirements of its customers through 2030. Future capacity needs are expected to be met by constructing new generation resources or acquiring additional capacity through power purchase contracts or the MISO capacity auction.

Montana-Dakota has major interconnections with its neighboring utilities and considers these interconnections adequate for coordinated planning, emergency assistance, exchange of capacity and energy and power supply reliability.

Montana-Dakota is subject to competition resulting from customer demands, technological advances and other factors in certain areas, from rural electric cooperatives, on-site generators, co-generators and municipally owned systems. In addition, competition in varying degrees exists between electricity and alternative forms of energy such as natural gas.

Montana-Dakota is not dependent on any single customer or group of customers for sales of its products and services, where the loss of which would have a material adverse effect on its business.

Regulatory Matters and Revenues Subject to Refund In North Dakota, Montana, South Dakota and Wyoming, there are various recurring regulatory mechanisms with annual true-ups that can impact Montana-Dakota's results of operations, which also reflect monthly increases or decreases in electric fuel and purchased power costs (including demand charges). Montana-Dakota is deferring those electric fuel and purchased power costs that are greater or less than amounts presently being recovered through its existing rate schedules. Examples of these recurring mechanisms include: monthly Fuel and Purchased Power Tracking Adjustments, a fuel adjustment clause, and an annual Electric Power Supply Cost Adjustment. Such mechanisms generally provide that these deferred fuel and purchased power costs are recoverable or refundable through rate adjustments which are filed annually. Montana-Dakota's results of operations reflect 95 percent of the increases or decreases from the base purchased power costs and also reflect 85 percent of the increases or decreases from the base coal price, which is also recovered through the Electric Power Supply Cost Adjustment in Wyoming. For more information on regulatory assets and liabilities, see Item 8 - Note 6.

All of Montana-Dakota's wind resources pertaining to electric operations in North Dakota are included in a renewable resource cost adjustment rider, including the North Dakota investment in Thunder Spirit. Montana-Dakota also has a transmission tracker in North Dakota to recover transmission costs associated with MISO and SPP, along with certain of the transmission investments not recovered through retail rates. The tracking mechanism has an annual true-up.

In South Dakota, Montana-Dakota recovers the South Dakota investment in Thunder Spirit through an Infrastructure Rider tracking mechanism that is subject to an annual true-up. Montana-Dakota also has in place in South Dakota a transmission tracker to recover transmission costs associated with MISO and SPP, along with certain of the transmission investments not recovered through retail rates. This tracking mechanism also has an annual true-up.

In Montana, Montana-Dakota recovers in rates, through a tracking mechanism, its allocated share of Montana property-related taxes assessed to electric operations on an after-tax basis.

For more information on regulatory matters, see Item 8 - Note 21.

Environmental Matters Montana-Dakota's electric operations are subject to federal, state and local laws and regulations providing for air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal and state health and safety regulations; and state hazard communication standards. The electric operations strive to be in compliance with these regulations.

Montana-Dakota's electric generating facilities have Title V Operating Permits, under the federal Clean Air Act, issued by the states in which they operate. Each of these permits has a five-year life. Near the expiration of these permits, renewal applications are submitted. Permits continue in force beyond the expiration date, provided the application for renewal is submitted by the required date, usually six months prior to expiration. The WYDEQ determined all units at the Neil Simpson Complex, where Wygen III is situated, are to be included within a combined Title V Operating Permit which was submitted in June 2022. Wygen III is currently allowed to operate under the facility's construction permit until the Title V Operating Permit is issued. The Title V Operating Permit renewal application for Big Stone Station was submitted timely in October 2021 to the South Dakota Department of Agriculture & Natural Resources with the permit issuance date not specified at this time.

State water discharge permits issued under the requirements of the federal Clean Water Act are maintained for power production facilities on the Missouri river. These permits also have five-year lives. Montana-Dakota renews these permits as necessary prior to expiration. Other permits held by these facilities may include an initial siting permit, which is typically a one-time, preconstruction permit issued by the state; state permits to dispose of combustion by-products; state authorizations to withdraw water for operations; and Army Corps permits to construct water intake structures. Montana-Dakota's Army Corps permits grant one-time permission to construct and do not require renewal. Other permit terms vary and the permits are renewed as necessary.

Montana-Dakota's electric operations are very small-quantity generators of hazardous waste and subject only to minimum regulation under the RCRA and when required notifies federal and state agencies of episodic generation events. Montana-Dakota routinely handles PCBs from its electric operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required.

Montana-Dakota incurred approximately $2.9 million of capital expenditures in 2023 related to the closure of coal ash management units at Lewis & Clark Station and Heskett Station and to maintain air emissions compliance at its co-owned electric generating facilities. Environmental related capital expenditures are estimated to be $870,000, $1.4 million and $1.2 million in 2024, 2025 and 2026, respectively, for the closure of coal ash management units at Lewis & Clark Station and Heskett Station and to maintain air emissions compliance at its co-owned electric generating facilities and does not expect to incur any material capital expenditures in 2024, 2025 and 2026 for compliance with current environmental laws and regulations. Montana-Dakota's capital and operational expenditures could also be affected by future environmental requirements, such as existing and proposed emissions reduction plans from the EPA. For more information, see Item 1A - Risk Factors and Item 7 - MD&A - Business Section Financial and Operating Data.

Natural Gas Distribution

General The Company's natural gas distribution segment is operated through its wholly owned subsidiaries, consisting of operations from Montana-Dakota, Cascade and Intermountain. These companies sell natural gas at retail, serving residential, commercial and industrial customers in 338 communities and adjacent rural areas across eight states. They also provide natural gas transportation services to certain customers on the Company's systems.

These services are provided through distribution and transmission systems aggregating approximately 21,600 miles and 600 miles, respectively. The natural gas distribution operations have obtained and hold, or are in the process of renewing, valid and existing franchises authorizing them to conduct their natural gas operations in all of the municipalities they serve where such franchises are required. These operations intend to seek renewal of all expiring franchises. At December 31, 2023, the natural gas distribution operations' net natural gas distribution plant investment was $2.4 billion and its rate base was $1.8 billion.



- ● Natural gas utility areas
- ● States of operations

The natural gas distribution operations are subject to regulation by the IPUC, MNPUC, MTPSC, NDPSC, OPUC, SDPUC, WUTC and WYPSC regarding retail rates, service, accounting and certain securities issuances.

The retail customers served and respective revenues by class for the natural gas distribution operations were as follows:

	2023		2022		2021	
	Customers Served	**Revenues**	Customers Served	Revenues	Customers Served	Revenues
			(Dollars in thousands)			
Residential	**935,235**	**$ 726,064**	922,266	$ 715,494	905,535	$ 548,091
Commercial	**112,966**	**441,199**	111,478	450,932	110,196	330,468
Industrial	**1,074**	**45,009**	1,077	41,466	939	31,103
	1,049,275	**$ 1,212,272**	1,034,821	$ 1,207,892	1,016,670	$ 909,662

Transportation and other revenues for the natural gas distribution operations were $75.3 million, $65.9 million and $62.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The percentage of the natural gas distribution operations' retail sales revenues by jurisdiction was as follows:

	2023	2022	2021
Idaho	**33 %**	28 %	27 %
Washington	**28 %**	26 %	29 %
North Dakota	**12 %**	16 %	15 %
Oregon	**9 %**	8 %	8 %
Montana	**8 %**	10 %	10 %
South Dakota	**5 %**	6 %	6 %
Minnesota	**3 %**	4 %	3 %
Wyoming	**2 %**	2 %	2 %

System Supply, System Demand and Competition The natural gas distribution operations serve retail natural gas markets, consisting principally of residential and commercial space and water heating users, in portions of Idaho, Minnesota, Montana, North Dakota, Oregon, South Dakota, Washington and Wyoming. These markets are highly seasonal and sales volumes depend largely on the weather, the effects of which are mitigated in certain jurisdictions by weather normalization mechanisms discussed later in Regulatory Matters. Additionally, the average customer consumption has tended to decline as more efficient appliances and furnaces are installed and as the Company has implemented conservation programs. In addition to the residential and commercial sales, the utilities transport natural gas for larger commercial and industrial customers who purchase their own supply of natural gas.

Competition resulting from customer demands, technological advances and other factors exists between natural gas and other fuels and forms of energy. The natural gas distribution operations have established various natural gas transportation service rates for their distribution businesses to retain interruptible commercial and industrial loads. These rates have enhanced the natural gas distribution operations' competitive posture with alternative fuels, although certain customers have bypassed the distribution systems by directly accessing transmission pipelines within close proximity. These bypasses do not have a material effect on results of operations.

The natural gas distribution operations and various distribution transportation customers obtain natural gas for their system requirements directly from producers, processors and marketers. The Company's purchased natural gas is supplied by a portfolio of contracts specifying market-based pricing and is transported under transportation agreements with WBI Energy Transmission, Northern Border Pipeline Company, Northwest Pipeline LLC, South Dakota Intrastate Pipeline, Northern Natural Gas, Gas Transmission Northwest LLC, Northwestern Energy, Viking Gas Transmission Company, Enbridge Westcoast Energy, Inc., Ruby Pipeline LLC, Foothills Pipe Lines Ltd., NOVA Gas Transmission Ltd, TC Energy Corporation, Northwest Natural, Black Hills Energy and TransCanada. The natural gas distribution operations have contracts for storage services to provide gas supply during the winter heating season and to meet peak day demand with various storage providers, including WBI Energy Transmission, Dominion Energy Questar Pipeline, LLC, Northwest Pipeline LLC and Northern Natural Gas. In addition, certain of the operations have entered into natural gas supply management agreements with various parties. Demand for natural gas, which is a widely traded commodity, has historically been sensitive to seasonal heating and industrial load requirements, as well as changes in market price. The Company believes supplies are adequate for the natural gas distribution operations to meet its system natural gas requirements for the next decade. This belief is based on current and projected domestic and regional supplies of natural gas and the pipeline transmission network currently available through its suppliers and pipeline service providers.

Regulatory Matters The natural gas distribution operations' retail natural gas rate schedules contain clauses permitting adjustments in rates based upon changes in natural gas commodity, transportation and storage costs. Current tariffs allow for recovery or refunds of under- or over-recovered gas costs through rate adjustments which are filed annually.

In North Dakota and South Dakota, Montana-Dakota's natural gas tariffs contain weather normalization mechanisms applicable to certain firm customers that adjust the distribution delivery charges to reflect weather fluctuations during the November 1 through May 1 billing periods.

In Montana, Montana-Dakota recovers in rates, through a tracking mechanism, its allocated share of Montana property-related taxes assessed to natural gas operations on an after-tax basis.

In Minnesota and Washington, Great Plains and Cascade recover qualifying capital investments related to the safety and integrity of the pipeline systems through cost recovery tracking mechanisms.

In Oregon, Cascade has a decoupling mechanism in place approved by the OPUC until January 1, 2025, with a review to be completed by September 30, 2024. Cascade also has an earnings sharing mechanism with respect to its Oregon jurisdictional operations as required by the OPUC.

On July 7, 2016, the WUTC approved a full decoupling mechanism where Cascade is allowed recovery of an average revenue per customer regardless of actual consumption. The mechanism also includes an earnings sharing component if Cascade earns in excess of its authorized return. On September 15, 2021, the WUTC extended the effectiveness of the decoupling mechanism until the earlier of the rate effective date resulting from Cascade's next full general rate case or August 31, 2025.

On December 22, 2016, the MNPUC approved a request by Great Plains to implement a full revenue decoupling mechanism pilot project for three years. The decoupling mechanism reflects the period January 1 through December 31. The MNPUC adopted the administrative law judge's recommendation to extend the initial pilot period through the end of 2021. On May 13, 2022, Great Plains requested the continuation of the revenue decoupling mechanism. On April 13, 2023, the MNPUC denied the Company's request to extend the decoupling mechanism.

In Idaho, Intermountain has the authority to facilitate access for RNG producers to the Company's distribution system for the purpose of moving RNG to the producer's end-use customers.

For more information on regulatory matters, see Item 8 - Note 21.

Environmental Matters The natural gas distribution operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. The natural gas distribution operations strive to be in compliance with these regulations.

The Company's natural gas distribution operations are very small-quantity generators of hazardous waste, and subject only to minimum regulation under the RCRA. A Washington state rule defines Cascade as a small-quantity generator, but regulation under the rule is similar to RCRA. Certain locations of the natural gas distribution operations routinely handle PCBs from their natural gas operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required. Capital and operational expenditures for natural gas distribution operations could be affected in a variety of ways by potential new GHG legislation or regulation. In particular, such legislation or regulation would likely increase capital expenditures for energy efficiency and conservation programs and operational and gas supply costs associated with GHG emissions compliance. Natural gas distribution operations expect to recover the operational and capital expenditures for GHG regulatory compliance in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations. For more information, see Item 7 - MD&A - Business Section Financial and Operating Data.

The natural gas distribution operations incurred $4.1 million of capital expenditures in 2023 to construct infrastructure supporting multiple renewable natural gas facilities related to compliance with current environmental laws and regulations. Cascade and Montana-Dakota expect to incur environmental related capital expenditures of $22.6 million and $7.6 million, in 2024 and 2025, respectively. The capital expenditures are to construct infrastructure supporting multiple renewable natural gas production facilities, including the development and construction of a renewable natural gas facility at the Deschutes County Landfill near Bend, Oregon, the implementation of an advanced natural gas leak detection system and investigation of a historic manufactured gas plant site. Except as to what may be ultimately determined with regard to the issues described in the following paragraph and the items noted, the natural gas distribution operations do not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2026.

Montana-Dakota has ties to six historic manufactured gas plants as a successor corporation or through direct ownership of the plant. Montana-Dakota is investigating possible soil and groundwater impacts due to the operation of two of these former manufactured gas plant sites. To the extent not covered by insurance, Montana-Dakota may seek recovery in its natural gas rates charged to customers for certain investigation and remediation costs incurred for these sites. Cascade has ties to nine historic manufactured gas plants as a successor corporation or through direct ownership of the plant. Cascade is involved in the investigation and remediation of one of these manufactured gas plants in Washington. To the extent not covered by insurance, Cascade will seek recovery of investigation and remediation costs through its natural gas rates charged to customers.

See Item 8 - Note 22 for further discussion of certain manufactured gas plant sites.

Pipeline

General WBI Energy owns and operates both regulated and non-regulated businesses. The regulated business of this segment, WBI Energy Transmission, owns and operates approximately 3,800 miles of natural gas transmission and storage lines.

WBI Energy Transmission's underground storage fields provide storage services to local distribution companies, industrial customers, natural gas marketers and others, and serve to enhance system reliability. Its system is strategically located near four natural gas producing basins, making natural gas supplies available to its transportation and storage customers. The system has 14 interconnecting points with other pipeline facilities allowing for the receipt and/or delivery of natural gas to and from other regions of the country and from Canada. Under the Natural Gas Act, as amended, WBI Energy Transmission is subject to the jurisdiction of the FERC regarding certificate, rate, service and accounting matters, and at December 31, 2023, its net plant investment was $887.8 million.

The non-regulated business of this segment provides a variety of energy-related services, including cathodic protection.



A majority of the pipeline business is transacted in the Rocky Mountain and northern Great Plains regions of the United States.

System Supply, System Demand and Competition Natural gas supplies emanate from traditional and nontraditional production activities in the region from both on-system and off-system supply sources. Incremental supply from nontraditional sources, such as the Bakken area in Montana and North Dakota, have helped offset declines in traditional regional supply sources and supports WBI Energy Transmission's transportation and storage services. In addition, off-system supply sources are available through the Company's interconnections with other pipeline systems. WBI Energy Transmission continues to look for opportunities, such as the identified growth projects discussed in Item 7 - MD&A - Pipeline Outlook, to increase transportation and storage services through system expansion and/or other pipeline interconnections or enhancements that could provide future benefits.

WBI Energy Transmission's underground natural gas storage facilities have a certificated storage capacity of approximately 350 Bcf, including 193 Bcf of working gas capacity, 83 Bcf of cushion gas and 74 Bcf of native gas. These storage facilities enable customers to purchase natural gas throughout the year and meet winter peak requirements.

WBI Energy Transmission competes with several pipelines for its customers' transportation business and at times may discount rates in an effort to retain market share; however, the strategic location of its system near four natural gas producing basins and the availability of underground storage services, along with interconnections with other pipelines, enhances its competitive position.

Although certain of WBI Energy Transmission's firm customers, including its largest firm customer Montana-Dakota, serve relatively secure residential, commercial and industrial end-users, they generally all have some price-sensitive end-users that could switch to alternate fuels.

WBI Energy Transmission transports substantially all of Montana-Dakota's natural gas, primarily utilizing firm transportation agreements, which for 2023 represented 22 percent of WBI Energy Transmission's subscribed firm transportation contract demand. The majority of the firm transportation agreements with Montana-Dakota expire in June 2027. In addition, Montana-Dakota has a contract, expiring in July 2035, with WBI Energy Transmission to provide firm storage services to facilitate meeting Montana-Dakota's winter peak requirements.

The non-regulated business of this segment competes for existing customers in the areas in which it operates. Its focus on customer service and the variety of services it offers serve to enhance its competitive position.

WBI Energy is not dependent on any single customer or group of customers for sales of its products and services, where the loss of which would have a material adverse effect on its business. WBI Energy had one third-party customer that accounted for approximately 11 percent of its 2023 revenue.

Environmental Matters The pipeline operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations.

Administration of certain provisions of federal environmental laws is delegated to the states where WBI Energy and its subsidiaries operate. Administering agencies may issue permits with varying terms and operational compliance conditions. Permits are renewed and modified, as necessary, based on defined permit expiration dates, operational demand, facility upgrades or modifications, and/or regulatory changes. The pipeline operations strive to be in compliance with these regulations.

Detailed environmental assessments and/or environmental impact statements as required by the National Environmental Policy Act are included in the FERC's environmental review process for both the construction and abandonment of WBI Energy Transmission's natural gas transmission pipelines, compressor stations and storage facilities.

On December 2, 2023, the EPA issued a prepublication version of its final rule to update, strengthen and expand standards intended to significantly reduce GHG emissions and other air pollutants from emission sources in the oil and natural gas industries. The standards will apply to various sources of GHG emissions including natural gas compressors, process controllers, natural gas driven pumps, storage vessels, natural gas wells, fugitive emissions components and super-emitter events. The final rule has not been published in the Federal Register to date. Additionally, the EPA is revising the current GHG reporting rules to improve the calculation, monitoring and reporting of GHG data and incorporate provisions from the IRA. The first of these revisions was published in the Federal Register on August 1, 2023. The Company continues to monitor and assess the proposed rules and the potential impacts they may have on its business processes, current and future projects, results of operations and disclosures.

The pipeline operations did not incur any material capital expenditures related to compliance with current environmental laws and regulations in 2023 and do not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2026. Capital expenditures to meet requirements of expected or anticipated rules, including the previously discussed EPA prepublished rule in December 2023, are included in the capital expenditures for 2025 and 2026 with estimated expenditures of $4.0 million each year. For more information on the capital expenditures for this segment, see Item 7 - MD&A - Capital Expenditures.

Construction Services


Transmission & Distribution
Electrical & Mechanical
States of Operation
Corporate Office
AK
WA
MT
ND
MN
OR
ID
SD
WY
NY
MI
IA
NE
PA
NJ
NV
UT
CO
IL
IN
OH
DE
MD
KS
MO
WV
VA
KY
CA
NC
TN
AZ
NM
OK
AR
SC
MS
AL
GA
TX
LA
HI
FL

General MDU Construction Services operates in nearly every state across the country and provides a full spectrum of construction services through its electrical and mechanical and transmission and distribution specialty contracting services across the United States. These specialty contracting services are provided to utilities, manufacturing, transportation, commercial, industrial, institutional, renewable and governmental customers. Its electrical and mechanical contracting services include construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services. Its transmission and distribution contracting services include construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and supplying transmission and distribution line construction equipment and tools.

Construction and maintenance crews are active year round. However, activity in certain locations may be seasonal in nature due to the effects of weather. MDU Construction Services works with the National Electrical Contractors Association, the IBEW and other trade associations on hiring and recruiting a qualified workforce.

MDU Construction Services operates a fleet of owned and leased trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines and cranes. In addition, as of December 31, 2023, MDU Construction Services owned or leased facilities in 18 states. This space is used for offices, equipment yards, manufacturing, warehousing, storage and vehicle shops.

Competition MDU Construction Services operates in a highly competitive business environment. Most of MDU Construction Services' work is obtained on the basis of competitive bids or by negotiation of either cost-plus or fixed-price contracts. Its workforce and equipment are highly mobile, providing greater flexibility in the size and location of MDU Construction Services' market area. Competition is based primarily on price and reputation for quality, safety and reliability. The size and location of the services provided, as well as the state of the economy, are factors in the number of competitors that MDU Construction Services will encounter on any particular project. MDU Construction Services believes the diversification of the services it provides, the markets it serves in the United States and the quality and management of its workforce enable it to effectively operate in this competitive environment.

Utilities and independent contractors represent the largest customer base for this segment. Accordingly, utility and subcontract work accounts for a significant portion of the work performed by MDU Construction Services and the amount of construction contracts is dependent on the level and timing of maintenance and construction programs undertaken by customers. MDU Construction Services benefits from repeat customers and strives to maintain successful long-term relationships with its customers. The mix of sales by customer class varies each year depending on available work. MDU Construction Services is not dependent on any single customer or group of customers for sales of its products and services, the loss of which would have a material adverse effect on its business. MDU Construction Services had one customer that accounted for approximately 17 percent of its revenue for 2023.

Environmental Matters MDU Construction Services' operations are subject to regulation customary for the industry, including federal, state and local environmental compliance. MDU Construction Services strives to be in compliance with these regulations.

The nature of MDU Construction Services' operations is such that few, if any, environmental permits are required. Operational convenience supports the use of petroleum storage tanks in several locations, which are permitted under state programs authorized by the EPA. MDU Construction Services has no ongoing remediation related to releases from petroleum storage tanks. MDU Construction Services' operations are conditionally exempt small-quantity waste generators, subject to minimal regulation under the RCRA. Federal permits for specific construction and maintenance jobs that may require these permits are typically obtained by the hiring entity, and not by MDU Construction Services.

MDU Construction Services did not incur any material capital expenditures in 2023 related to compliance with current environmental laws and regulations and does not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2026.

Discontinued Operations

General Discontinued operations includes Knife River's operations, as well as associated strategic initiative costs and interest on debt facilities repaid in connection with the Knife River separation. The Company completed the separation of Knife River on May 31, 2023. Discontinued operations also includes the supporting activities of Fidelity other than certain general and administrative costs and interest expense. For more information on discontinued operations, see Item 8 - Note 3.

Item 1A. Risk Factors

The Company's business and financial results are subject to a number of risks and uncertainties, including those set forth below and in other documents filed with the SEC. The factors and other matters discussed herein are important factors that could cause actual results or outcomes for the Company to differ materially from those discussed in the forward-looking statements included elsewhere in this document. If any of the risks described below actually occur, the Company's business, prospects, financial condition or financial results could be materially harmed. The following are the most material risk factors applicable to the Company and are not necessarily listed in order of importance or probability of occurrence.

Separation Risks

The proposed separation of MDU Construction Services into an independent, publicly traded company is subject to various risks and uncertainties, and may not be completed on the terms or timeline currently contemplated, if at all.

On November 2, 2023, the Company announced its intent to pursue a tax-free spinoff of its wholly-owned construction services business, MDU Construction Services. The proposed separation is complex, and completion of the proposed separation and the timing of its completion will be subject to a number of factors and conditions, including the readiness of the new company to operate as an independent public company, finalization of the capital structure of the new company and final approval by the board of directors, among other things. The uncertainties associated with this process, foreseen and unforeseen costs incurred, and efforts involved, may negatively affect the Company's operating results, business and the Company's relationships with employees, customers, suppliers and vendors. Unanticipated developments could delay, prevent or otherwise adversely affect the proposed separation, including, but not limited to, changes in general economic and financial market conditions and material adverse changes in business or industry conditions. There can be no assurances that the Company will be able to complete the proposed separation or that the combined value of the common stock of the two companies will be equal to or greater than what the value of the Company's common stock would have been had the proposed separation not occurred. The execution of the separation has required and may continue to require significant time and attention from the Company's senior management and employees, which could cause disruption in business processes and adversely affect the Company's financial results and its results operations. Further the Company's employees may be distracted due to uncertainty regarding the future state of the Company. Additionally, foreseen and unforeseen costs may be incurred with the proposed separation, including fees such as advisory, accounting, tax, legal, reorganization, restructuring, and various other, some of which may be incurred regardless if the proposed separation occurs. In addition, if the separation is completed, the Company may not be able to achieve the full strategic and financial benefits that are expected to result from the separation.

If either the completed separation of Knife River or the proposed separation of MDU Construction Services, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, the Company and its stockholders could be subject to significant tax liabilities.

The Company completed the separation of Knife River on May 31, 2023. In connection with the completed separation of Knife River, the Company received a private letter ruling from the IRS and opinion(s) of outside counsel regarding the qualification of certain elements of the separation and distribution under Section 355(a) of the Code. Notwithstanding prior receipt of the IRS private letter ruling and opinion(s) of tax advisors, the IRS could determine that the completed distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter ruling or the opinion(s) of tax advisors were based are false or have been violated. In addition, neither the IRS private letter ruling nor opinion(s) of tax advisors will address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Further, opinion(s) of tax advisors represent the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by the Company of the IRS private letter ruling and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, the Company and its stockholders could be subject to significant U.S. federal income tax liability.

Additionally, although the Company intends for the proposed separation of MDU Construction Services to be tax-free to the Company and its stockholders for U.S. federal income tax purposes, there can be no assurance that the proposed separation will qualify as such. If the distribution, together with related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, the Company would recognize taxable gain as if it had sold MDU Construction Services common stock in a taxable sale for its fair market value (unless the Company and MDU Construction Services jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) the Company would recognize a taxable gain as if MDU Construction Services had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of MDU Construction Services common stock and the assumption of all of its liabilities and (b) MDU Construction Services would obtain a related step-up in the basis of its assets) and, if the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355, the Company's stockholders who receive MDU Construction Services shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

The Company may not achieve some or all of the expected benefits of the proposed separation of MDU Construction Services, and the separation may materially and adversely affect its financial position, results of operations and cash flows.

The Company may be unable to achieve the full strategic and financial benefits expected to result from the proposed separation of MDU Construction Services, or such benefits may be delayed or not occur at all, for a variety of reasons, including, among others, that: (a) the separation will require significant time and effort from management, which may divert management's attention from operating and growing the business; (b) following the separation and distribution, the Company may be more susceptible to stock market fluctuations and other adverse events; (c) following the separation and distribution, the Company may not be able to maintain its historical practices with respect to dividends; (d) following the separation and distribution, the Company's business will be less diversified than prior to the separation and distribution; and (e) the other actions required to separate the Company and MDU Construction Services respective businesses could disrupt their operations. If the Company fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on its financial position, results of operations and cash flows.

Following the proposed separation, there may be a substantial change in the Company's stockholder base and its stock price may fluctuate significantly.

Until the market has fully evaluated the Company's remaining businesses without MDU Construction Services, the price at which shares of the Company common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. There can be no assurance that the combined value of the common stock of the two companies will be equal to or greater than what the value of the Company's common stock would have been had the proposed separation not occurred. It is possible that the Company's stockholders will sell shares of common stock for a variety of reasons. For example, such stockholders may not believe that the Company's remaining business profile or its level of market capitalization fits their investment objectives. The sale of significant amounts of the Company's common stock or the perception in the market that this will occur may lower the market price of the Company's common stock. The increased volatility of the Company's common stock price following the distribution may have a material adverse effect on its business, financial condition and results of operations.

Economic Risks

The Company is subject to government regulations that may have a negative impact on its business and its results of operations and cash flows. Statutory and regulatory requirements also may limit another party's ability to acquire the Company or impose conditions on an acquisition of or by the Company.

The Company's electric and natural gas transmission and distribution businesses are subject to comprehensive regulation by federal, state and local regulatory agencies with respect to, among other things, allowed rates of return and recovery of investments and costs; financing; rate structures; customer service; health care coverage and costs; taxes; franchises; recovery of fuel, purchased power and purchased natural gas costs; and construction and siting of generation and transmission facilities. These governmental regulations significantly influence the Company's operating environment and may affect its ability to recover costs from its customers. The Company is unable to predict the impact on operating results from future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on the Company's results of operations and cash flows.

There can be no assurance that applicable regulatory commissions will determine that the Company's electric and natural gas transmission and distribution businesses' costs have been prudent, which could result in the disallowance of costs in setting rates for customers. Also, the regulatory process of approving rates for these businesses may not allow for timely and full recovery of the costs of providing services or a return on the Company's invested capital. Changes in regulatory requirements or operating conditions may require early retirement of certain assets. While regulation typically provides rate recovery for these retirements, there is no assurance regulators will allow full recovery of all remaining costs, which could leave stranded asset costs. Rising fuel costs could increase the risk that the utility businesses will not be able to fully recover those fuel costs from customers.

Approval from federal and state regulatory agencies would be needed for acquisition of the Company, as well as for certain acquisitions by the Company. The approval process could be lengthy and the outcome uncertain, which may deter potential acquirers from approaching the Company or impact the Company's ability to pursue acquisitions.

Economic volatility affects the Company's operations, as well as the demand for its products and services.

Unfavorable economic conditions can negatively affect the level of public and private expenditures on projects and the timing of these projects which, in turn, can negatively affect demand for the Company's products and services, primarily at the Company's construction business. The level of demand for construction services could be adversely impacted by the economic conditions in the industries the Company serves, as well as in the general economy. State and federal budget issues affect the funding available for infrastructure spending.

Economic conditions and population growth affect the electric and natural gas distribution businesses' growth in service territory, customer base and usage demand. Economic volatility in the markets served, along with economic conditions such as increased unemployment which could impact the ability of the Company's customers to make payments, could adversely affect the Company's results of operations, cash flows and asset values. Further, any material decreases in customers' energy demand, for economic or other reasons, could have an adverse impact on the Company's earnings and results of operations.

The Company's operations involve risks that may result from catastrophic events.

The Company's operations, particularly those related to electric and natural gas transmission and distribution, include a variety of inherent hazards and operating risks, such as product leaks; explosions; mechanical failures; vandalism; fires; pandemics; social or civil unrest; protests and riots; natural disasters; cyberattacks; acts of terrorism; and acts of war. These hazards and operating risks have occurred and may reoccur in the future, which could result in loss of human life; personal injury; property damage; environmental impacts; impairment of operations; and substantial financial losses. The Company maintains insurance against some, but not all, of these risks and losses. A significant incident could also increase regulatory scrutiny and result in penalties and higher amounts of capital expenditures and operational costs. Losses not fully covered by insurance could have an adverse effect on the Company's financial position, results of operations and cash flows.

A disruption of the regional electric transmission grid, local distribution infrastructure or interstate natural gas infrastructure could negatively impact the Company's business and reputation. There have been cyber and physical attacks within the energy industry on energy infrastructure, such as substations, and such attacks may occur in the future. Because the Company's electric and natural gas utility and pipeline systems are part of larger interconnecting systems, any attacks on the interconnected systems or the Company's infrastructure causing a disruption could result in a significant decrease in revenues and an increase in system repair costs negatively impacting the Company's financial position, results of operations and cash flows.

The Company is subject to capital market and interest rate risks.

The Company's operations, particularly its electric and natural gas transmission and distribution businesses, require significant capital investment. Consequently, the Company relies on financing sources and capital markets as sources of liquidity for capital requirements not satisfied by cash flows from operations. If the Company is not able to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions the Company would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect the Company's ability to access one or more financial markets. Such disruptions could include:

- A significant economic downturn.
- The financial distress of unrelated industry leaders in the same line of business.
- Deterioration in capital market conditions.
- Turmoil in the financial services industry.
- Volatility in commodity prices.
- Pandemics.
- War.
- Terrorist attacks.
- Cyberattacks.

The issuance of a substantial amount of the Company's common stock, whether issued in connection with an acquisition or otherwise, or the perception that such an issuance could occur, could have a dilutive effect on stockholders and/or may adversely affect the market price of the Company's common stock. Higher interest rates on borrowings have impacted and could further impact the Company's future operating results, as evidenced by the Company's increased interest expense in 2023 as discussed in Item 7 - MD&A.

Financial market changes could impact the Company's pension and postretirement benefit plans and obligations.

The Company has pension and postretirement defined benefit plans for some of its current and former employees. Assumptions regarding future costs, returns on investments, interest rates and other actuarial assumptions have a significant impact on the funding requirements and expense recorded relating to these plans. Adverse changes in economic indicators, such as consumer spending, inflation data, interest rate changes, political developments and threats of terrorism, among other things, can create volatility in the financial markets. These changes could impact the assumptions and negatively affect the value of assets held in the Company's pension and other postretirement benefit plans and may increase the amount and accelerate the timing of required funding contributions for those plans.

Significant changes in prices for commodities, labor or other production and delivery inputs could negatively affect the Company's businesses.

The Company's operations are exposed to fluctuations in prices for labor, oil, raw materials and utilities. Prices are generally subject to change in response to fluctuations in supply and demand and other general economic and market conditions beyond the Company's control.

Fluctuations in oil and natural gas production, supplies and prices; fluctuations in commodity price basis differentials; political and economic conditions in oil-producing countries; actions of the Organization of Petroleum Exporting Countries; demand for oil due to economic conditions; war and other external factors impact the development of oil and natural gas supplies and the expansion and operation of natural gas pipeline systems. The Company has benefited from associated natural gas production in the Bakken, which has provided opportunities for organic growth projects. Depressed oil and natural gas prices, however, place pressure on the ability of oil exploration and production companies to meet credit requirements and can be a challenge if prices remain depressed long-term. Prolonged depressed prices for oil and natural gas could negatively affect the growth, results of operations, cash flows and asset values of the Company's electric, natural gas and pipeline businesses.

If oil and natural gas prices increase significantly, which has occurred and may reoccur, customer demand could decline for utility, pipeline and construction services, which could impact the Company's results of operations and cash flows. While the Company has fuel clause recovery mechanisms for its utility operations in all of the states where it operates, higher utility fuel costs could also significantly impact results of operations if such costs are not recovered. Delays in the collection of utility fuel cost recoveries, as compared to expenditures for fuel purchases, could also negatively impact the Company's cash flows.

Increased labor costs, due to labor shortages, competition from other industries, or other factors, could negatively affect the Company's results of operations.

In 2023, 2022 and 2021, the Company experienced elevated commodity and supply chain costs including the costs of labor, raw materials, energy-related products and other inputs used in the production and distribution of its products and services. The Company's construction business tries to mitigate some or all cost increases through increases in selling prices, maintaining positive relationships with numerous raw material suppliers, and escalation clauses in contracting services contracts and fuel surcharges. To the extent price increases or other mitigating factors are not sufficient to offset these increased costs adequately or timely, and/or if the price increases result in a significant decrease in sales volumes, the Company's results of operations, financial position and cash flows could be negatively impacted.

Reductions in the Company's credit ratings could increase financing costs.
There is no assurance the Company's current credit ratings, or those of its subsidiaries, will remain in effect or that a rating will not be lowered or withdrawn by a rating agency. Events affecting the Company's financial results may impact its cash flows and credit metrics, potentially resulting in a change in the Company's credit ratings. The Company's credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies.

Increasing costs associated with health care plans may adversely affect the Company's results of operations.
The Company's self-insured costs of health care benefits for eligible employees continues to increase. Increasing quantities of large individual health care claims and an overall increase in total health care claims could have an adverse impact on operating results, financial position and liquidity. Legislation related to health care could also change the Company's benefit program and costs.

The Company is exposed to risk of loss resulting from the nonpayment and/or nonperformance by the Company's customers and counterparties.
If the Company's customers or counterparties experience financial difficulties, which has occurred and may reoccur in the future, the Company could experience difficulty in collecting receivables. Nonpayment and/or nonperformance by the Company's customers and counterparties, particularly customers and counterparties of the Company's pipeline and construction services businesses for large construction projects, could have a negative impact on the Company's results of operations and cash flows. The Company could also have indirect credit risk from participating in energy markets such as MISO in which credit losses are socialized to all participants.

Changes in tax law may negatively affect the Company's business.
Changes to federal, state and local tax laws have the ability to benefit or adversely affect the Company's earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. Changes to the value of various tax credits could change the economics of resources and the resource selection for the electric generation business. Regulation incorporates changes in tax law into the rate-setting process for the regulated energy delivery businesses, which could create timing delays before the impact of changes are realized.

The Company's operations could be negatively impacted by import tariffs and/or other government mandates.
The Company operates in or provides services to capital intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to the Company and its customers, such as aluminum and steel. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect the Company's business, financial condition and results of operations.

Pandemics may have a negative impact on the Company's business operations, revenues, results of operations, liquidity and cash flows.
Pandemics have disrupted national, state and local economies. To the extent pandemics adversely impact the Company's businesses, operations, revenues, liquidity or cash flows, they could also have a heightened effect on other risks described in this section. The degree to which pandemics impact the Company depends on, among other things, federal and state mandates, actions taken by governmental authorities, availability, timing and effectiveness of vaccines being administered, and the pace and extent to which the economy recovers and operates under normal market conditions.

Operational Risks

Significant portions of the Company's natural gas pipelines and power generation and transmission facilities are aging. The aging infrastructure may require significant additional maintenance or replacement that could adversely affect the Company's results of operations.

Certain risks increase as the Company's energy delivery infrastructure ages, including breakdown or failure of equipment, pipeline leaks and fires developing from power lines, all of which have occurred and may reoccur in the future resulting in material costs. Aging infrastructure is more prone to failure, which increases maintenance costs, unplanned outages and the need to replace facilities. Even if properly maintained, reliability may ultimately deteriorate and negatively affect the Company's ability to serve its customers, which could result in increased costs associated with regulatory oversight. The costs associated with maintaining the aging infrastructure and capital expenditures for new or replacement infrastructure could cause rate volatility and/or regulatory lag in some jurisdictions. If, at the end of its life, the investment costs of a facility have not been fully recovered, the Company may be adversely affected if commissions do not allow such costs to be recovered in rates. Such impacts of aging infrastructure could adversely affect the Company's results of operations and cash flows.

Additionally, hazards from aging infrastructure could result in serious injury, loss of human life, significant damage to property, environmental impacts and impairment of operations, which in turn could lead to substantial financial losses. The location of facilities near populated areas, including residential areas, business centers, industrial sites and other public gathering places, could increase the damages resulting from these risks. A major incident involving another natural gas system could lead to additional capital expenditures, increased regulation, and fines and penalties on natural gas utilities and pipelines. The occurrence of any of these events could adversely affect the Company's results of operations, financial position and cash flows.

The Company's utility and pipeline operations are subject to planning risks.

Most electric and natural gas utility investments, including natural gas transmission pipeline investments, are made with the intent of being used for decades. In particular, electric transmission and generation resources are planned well in advance of when they are placed into service based upon resource plans using assumptions over the planning horizon, including sales growth, commodity prices, equipment and construction costs, regulatory treatment, available technology and public policy. Public policy changes and technology advancements related to areas such as energy efficient appliances and buildings, renewable and distributive electric generation and storage, carbon dioxide emissions, electric vehicle penetration, restrictions on or disallowance of new or existing services, and natural gas availability and cost may significantly impact the planning assumptions. Changes in critical planning assumptions may result in excess generation, transmission and distribution resources creating increased per customer costs and downward pressure on load growth. These changes could also result in a stranded investment if the Company is unable to fully recover the costs of its investments.

The regulatory approval, permitting, construction, startup and/or operation of pipelines, power generation and transmission facilities may involve unanticipated events, delays and unrecoverable costs.

The construction, startup and operation of natural gas pipelines and electric power generation and transmission facilities involve many risks, which may include delays; breakdown or failure of equipment; inability to obtain required governmental permits and approvals; inability to obtain or renew easements; public opposition; inability to complete financing; inability to negotiate acceptable equipment acquisition, construction, fuel supply, off-take, transmission, transportation or other material agreements; contractor performance failures; changes in markets and market prices for power; cost increases and overruns; the risk of performance below expected levels of output or efficiency; and the inability to obtain full cost recovery in regulated rates. Such unanticipated events could negatively impact the Company's business, its results of operations and cash flows.

Operating or other costs required to comply with current or potential pipeline safety regulations and potential new regulations under various agencies could be significant. The regulations require verification of pipeline infrastructure records by pipeline owners and operators to confirm the maximum allowable operating pressure of certain lines. Increased emphasis on pipeline safety and increased regulatory scrutiny may result in penalties and higher costs of operations. If these costs are not fully recoverable from customers, they could have an adverse effect on the Company's results of operations and cash flows.

The backlog at the Company's construction services business may not accurately represent future revenue.

Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation, and contracts in the Company's backlog are subject to changes in the scope of services to be provided, as well as adjustments to the costs relating to the applicable contracts. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond the Company's control, among other things. Accordingly, there is no assurance that backlog will be realized. The timing of contract awards, duration of large new contracts and the mix of services can significantly affect backlog. Backlog at any given point in time may not accurately represent the revenue or net income that is realized in any period. Also, the backlog as of the end of the year may not be indicative of the revenue and net income expected to be earned in the following year and should not be relied upon as a stand-alone indicator of future revenues or net income.

The Company's participation in joint venture contracts may have a negative impact on its reputation, business operations, revenues, results of operations, liquidity and cash flows.

The Company enters into certain joint venture arrangements typically to bid and execute particular projects. Generally, these agreements are directly with a third-party client; however, services may be performed by the venture, the joint venture partners or a combination thereof. Engaging in joint venture contracts exposes the Company to risks and uncertainties, some of which are outside the Company's control.

The Company is reliant on joint venture partners to satisfy their contractual obligations, including obligations to commit working capital and equity, and to perform the work as outlined in the agreement. Failure to do so could result in the Company providing additional investments or services to address such performance issues. If the Company is unable to satisfactorily resolve any partner performance issues, the customer could terminate the contract, opening the Company to legal liability which could negatively impact the Company's reputation, revenues, results of operations, liquidity and cash flows.

Supply chain disruptions may adversely affect Company operations.

The Company relies on third-party vendors and manufacturers to supply many of the materials necessary for its operations. Global logistic disruptions have impacted the flow of materials and restricted global trade flows. Manufacturers are competing for a limited supply of key commodities and logistical capacity which has impacted lead times, pricing, supply and demand. Disruptions or delays in receiving materials; price increases from suppliers or manufacturers; or inability to source needed materials, which has occurred and could reoccur, could adversely affect the Company's results of operations, financial condition and cash flows.

Environmental and Regulatory Risks

The Company's operations could be adversely impacted by climate change.

Severe weather events, such as tornadoes, hurricanes, rain, drought, ice and snowstorms, and high and low temperature extremes, occur in regions in which the Company operates and maintains infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks to the Company. Such risks could have an adverse effect on the Company's financial condition, results of operations and cash flows. To date, the Company has not experienced any material impacts to its financial condition, results of operations or cash flows due to the physical effects of climate change.

Severe weather events may damage or disrupt the Company's electric and natural gas transmission and distribution facilities, which could result in disruption of service and ability to meet customer demand and increase maintenance or capital costs to repair facilities and restore customer service. The cost of providing service could increase if the frequency of severe weather events increases because of climate change or otherwise. The Company may not recover all costs related to mitigating these physical risks.

Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs at the construction services business.

Utility customers' energy needs vary with weather conditions, primarily temperature and humidity. For residential customers, heating and cooling represent the largest energy use. To the extent weather conditions are affected by climate change, customers' energy use could increase or decrease. Increased energy use by its utility customers due to weather may require the Company to invest in additional generating assets, transmission and other infrastructure to serve increased load. Decreased energy use due to weather may result in decreased revenues. Extreme weather conditions, such as uncommonly long periods of high or low ambient temperature in general require more system backup, adding to costs, and can contribute to increased system stress, including service interruptions. Weather conditions outside of the Company's service territory could also have an impact on revenues. The Company buys and sells electricity that might be generated outside its service territory, depending upon system needs and market opportunities. Extreme temperatures may create high energy demand and raise electricity prices, which could increase the cost of energy provided to customers.

Climate change may impact a region's economic health, which could impact revenues at all of the Company's businesses. The Company's financial performance is tied to the health of the regional economies served. The Company provides natural gas and electric utility service, as well as construction services, for some states and communities that are economically affected by the agriculture industry. Increases in severe weather events or significant changes in temperature and precipitation patterns could adversely affect the agriculture industry and, correspondingly, the economies of the states and communities affected by that industry.

The insurance industry may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms.

The Company may be subject to litigation related to climate change. Costs of such litigation could be significant, and an adverse outcome could require substantial capital expenditures, changes in operations and possible payment of penalties or damages, which could affect the Company's results of operations and cash flows if the costs are not recoverable in rates.

The price of energy also has an impact on the economic health of communities. The cost of additional regulatory requirements related to climate change, such as regulation of carbon dioxide emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or credits, or other environmental regulation or taxes, could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods, and could adversely impact economic conditions of areas served by the Company. To the extent financial markets view climate change and emissions of GHGs as a financial risk, this could negatively affect the Company's ability to access capital markets or result in less competitive terms and conditions.

The Company's operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose the Company to environmental liabilities.

The Company is subject to environmental laws and regulations affecting many aspects of its operations, including air and water quality, wastewater discharge, the generation, transmission and disposal of solid waste and hazardous substances, and other environmental considerations. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create compliance, remediation, containment, monitoring and reporting obligations, particularly relating to electric generation, and natural gas transmission and storage operations. Environmental laws and regulations can also require the Company to install pollution control equipment at its facilities, clean up spills and other contamination and correct environmental hazards, including payment of all or part of the cost to remediate sites where the Company's past activities, or the activities of other parties, caused environmental contamination. These laws and regulations generally require the Company to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals and may cause the Company to shut down existing facilities due to difficulties in assuring compliance or where the cost of compliance makes operation of the facilities uneconomical. Although the Company strives to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret the Company's legal or regulatory requirements differently and seek injunctive relief or other remedies against the Company. The Company cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings.

Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment may be adopted or become applicable to the Company. These laws and regulations could require the Company to limit the use or output of certain facilities; restrict the use of certain fuels; prohibit or restrict new or existing services; replace certain fuels with renewable fuels; retire and replace certain facilities; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations, particularly if costs are not fully recoverable from customers, could adversely affect the Company's results of operations and cash flows.

Stakeholder actions and increased regulatory activity related to environmental, social and governance matters, particularly climate change and reducing GHG emissions, could adversely impact the Company's operations, costs of or access to capital and impact or limit business plans.

The Company, primarily at its electric, natural gas distribution and pipeline businesses, is facing increasing stakeholder scrutiny related to environmental, social and governance matters. The Company has seen a rise in certain stakeholders, such as investors, customers, employees and lenders, placing increasing importance on the impacts and social cost associated with climate change. Concern that GHG emissions contribute to global climate change has led to international, federal, state and local legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions. For example, the SEC has published proposed rules that would require significantly increased disclosures associated with climate change and other issues. The Company may experience significant future costs associated with compliance of such legislative actions. The Company's primary GHG emission is carbon dioxide from fossil fuels combustion at Montana-Dakota's electric generating facilities, particularly its coal-fired facilities.

Treaties, legislation or regulations to reduce GHG emissions in response to climate change may be adopted that affect the Company's utility and pipeline operations by requiring additional energy conservation efforts or renewable energy sources, limiting emissions, imposing carbon taxes or other compliance costs; as well as other mandates that could significantly increase capital expenditures and operating costs or reduce demand for the Company's utility services. If the Company's utility and pipeline operations do not receive timely and full recovery of GHG emission compliance costs from customers, then such costs could adversely impact the results of operations and cash flows. Significant reductions in demand for the Company's utility and pipeline services as a result of increased costs or emissions limitations could also adversely impact the results of operations and cash flows.

The Company monitors, analyzes and reports GHG emissions from its other operations as required by applicable laws and regulations. The Company will continue to monitor GHG regulations and their potential impact on operations.

Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, the Company cannot determine the potential financial impact on its operations.

In addition, the increasing focus on climate change and stricter regulatory requirements may result in the Company facing adverse reputational risks associated with certain of its operations producing GHG emissions. There have also been efforts to discourage the investment community from investing in equity and debt securities of companies engaged in fossil fuel related business and pressuring lenders to limit funding to such companies. Additionally, some insurance carriers have indicated an unwillingness to insure assets and operations related to certain fossil fuels. Although the Company has not experienced difficulties in these areas, if the Company is unable to satisfy the increasing climate-related expectations of certain stakeholders, the Company may suffer reputational harm, which may cause its stock price to decrease or difficulty in accessing the capital or insurance markets. Such efforts, if successfully directed at the Company, could increase the costs of or access to capital or insurance and interfere with business operations and ability to make capital expenditures.

Other Risks

The Company's various businesses are seasonal and subject to weather conditions that could adversely affect the Company's operations, revenues and cash flows.

The Company's results of operations could be affected by changes in the weather. Weather conditions influence the demand for electricity and natural gas and affect the price of energy commodities. Utility operations have historically generated lower revenues when weather conditions are cooler than normal in the summer and warmer than normal in the winter, particularly in jurisdictions that do not have weather normalization mechanisms in place. Where weather normalization mechanisms are in place, there is no assurance the Company will continue to receive such regulatory protection from adverse weather in future rates.

Adverse weather conditions, which have occurred and may reoccur, such as heavy or sustained rainfall or snowfall, droughts, storms, wind and colder weather may affect the demand for products and the ability to perform services at the construction business and affect ongoing operation and maintenance and construction activities for the electric and natural gas transmission and distribution businesses. In addition, severe weather can be destructive, causing outages and property damage, which could require additional remediation costs. As a result, unusual or adverse weather conditions could negatively affect the Company's results of operations, financial position and cash flows.

Competition exists in all of the Company's businesses.

The Company's businesses are subject to competition. Construction services' competition is based primarily on price and reputation for quality, safety and reliability. The electric utility and natural gas businesses also experience competitive pressures as a result of consumer demands, technological advances and other factors. The pipeline business competes with several pipelines for access to natural gas supplies and for transportation and storage business. New acquisition opportunities are subject to competitive bidding environments which impact prices the Company must pay to successfully acquire new properties and acquisition opportunities to grow its business. The Company's failure to effectively compete could negatively affect the Company's results of operations, financial position and cash flows.

The Company's operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces.

The Company must attract, develop and retain executive officers and other professional, technical and skilled labor forces with the skills and experience necessary to successfully manage, operate and grow the Company's businesses. Due to the changing workforce demographics and a lack of younger employees who are qualified to replace employees as they retire and remote work opportunities, among other things, competition for these employees is high. In some cases competition for these employees is on a regional or national basis. At times of low unemployment, it can be difficult for the Company to attract and retain qualified and affordable personnel. A shortage in the supply of skilled personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support the Company's operating and growth strategies. Additionally, if the Company is unable to hire employees with the requisite skills, the Company may be forced to incur significant training expenses. As a result, the Company's ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary skilled personnel and could negatively affect the Company's results of operations, financial position and cash flows.

The Company's construction services business may be exposed to warranty claims.

The Company, particularly its construction services business, may provide warranties guaranteeing the work performed against defects in workmanship and material. If warranty claims occur, they may require the Company to re-perform the services or to repair or replace the warranted item at a cost to the Company and could also result in other damages if the Company is not able to adequately satisfy warranty obligations. In addition, the Company may be required under contractual arrangements with customers to warrant any defects from subcontractors or failures in materials the Company purchased from third parties. While the Company generally requires suppliers to provide warranties that are consistent with those the Company provides to customers, if any of the suppliers default on their warranty obligations to the Company, the Company may nonetheless incur costs to repair or replace the defective materials. Costs incurred as a result of warranty claims could adversely affect the Company's results of operations, financial condition and cash flows.

The Company is a holding company and relies on cash from its subsidiaries to pay dividends.

The Company's investments in its subsidiaries comprise the Company's primary assets. The Company depends on earnings, cash flows and dividends from its subsidiaries to pay dividends on its common stock. Regulatory, contractual and legal limitations, as well as their capital requirements, affect the ability of the subsidiaries to pay dividends to the Company and thereby could restrict or influence the Company's ability or decision to pay dividends on its common stock, which could adversely affect the Company's stock price.

Costs related to obligations under MEPPs could have a material negative effect on the Company's results of operations and cash flows.

Various operating subsidiaries of the Company participate in MEPPs for employees represented by certain unions. The Company is required to make contributions to these plans in amounts established under numerous collective bargaining agreements between the operating subsidiaries and those unions.

The Company may be obligated to increase its contributions to underfunded plans that are classified as being in endangered, seriously endangered or critical status as defined by the Pension Protection Act of 2006. Plans classified as being in one of these statuses are required to adopt RPs or FIPs to improve their funded status through increased contributions, reduced benefits or a combination of the two.

The Company may also be required to increase its contributions to MEPPs if the other participating employers in such plans withdraw from the plans and are not able to contribute amounts sufficient to fund the unfunded liabilities associated with their participation in the plans. The amount and timing of any increase in the Company's required contributions to MEPPs may depend upon one or more factors, including the outcome of collective bargaining; actions taken by trustees who manage the plans; actions taken by the plans' other participating employers; the industry for which contributions are made; future determinations that additional plans reach endangered, seriously endangered or critical status; newly-enacted government laws or regulations and the actual return on assets held in the plans; among others. The Company could experience increased operating expenses as a result of required contributions to MEPPs, which could have an adverse effect on the Company's results of operations, financial position or cash flows.

In addition, pursuant to ERISA, as amended by MPPAA, the Company could incur a partial or complete withdrawal liability upon withdrawing from a plan, exiting a market in which it does business with a union workforce or upon termination of a plan. The Company could also incur an additional withdrawal liability if its withdrawal from a plan is determined by that plan to be part of a mass withdrawal.

Technology disruptions or cyberattacks could adversely impact the Company's operations.
The Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology and operation technology systems, including disaster recovery and backup systems and network infrastructure. While the Company has policies, procedures and processes in place designed to strengthen and protect these systems, they may be vulnerable to physical and cybersecurity failures or unauthorized access, due to:

- hacking,
- human error,
- theft,
- sabotage,
- malicious software,
- ransomware,
- third-party compromise,
- acts of terrorism,
- acts of war,
- acts of nature or
- other causes.

Although there are manual processes in place, should a compromise or system failure occur, interdependencies to technology may disrupt the Company's ability to fulfill critical business functions. This may include interruption of electric generation, transmission and distribution facilities, natural gas storage and pipeline facilities, any of which could adversely affect the Company's reputation, business, cash flows and results of operations or subject the Company to legal or regulatory liabilities and increased costs. Additionally, the Company's electric generation and transmission systems and natural gas pipelines are part of interconnected systems with other operators' facilities; therefore, a cyber-related disruption in another operator's system could negatively impact the Company's business.

The Company's accounting systems and its ability to collect information and invoice customers for products and services could be disrupted. If the Company's operations are disrupted, it could result in decreased revenues and remediation costs that could adversely affect the Company's results of operations and cash flows.

The Company is subject to cybersecurity and privacy laws, regulations and security directives of many government agencies, including TSA, FERC and NERC. NERC issues comprehensive regulations and standards surrounding the security of bulk power systems and continually updates these requirements, as well as establishing new requirements with which the utility industry must comply. As these regulations evolve, the Company may experience increased compliance costs and may be at higher risk for violating these standards. Experiencing a cybersecurity incident could cause the Company to be non-compliant with applicable laws and regulations, causing the Company to incur costs related to legal claims, proceedings and regulatory fines or penalties. The SEC has adopted new rules that require the Company to provide greater disclosures around cybersecurity risk management, strategy, and governance, as well as disclose the occurrence of material cybersecurity incidents. The Company cannot predict or estimate the amount of additional costs it will incur in order to comply with these rules or the timing of such costs. These rules may also require the Company to report a cybersecurity incident before the Company has been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from the Company's incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these or other similar rules could also result in monetary fines, sanctions or subject the Company to other forms of liability. This regulatory environment is increasingly challenging and may present material obligations and risks to the Company's business, including significantly expanded compliance burdens, costs, and enforcement risks.

The Company, through the ordinary course of business, requires access to sensitive customer, supplier, employee and Company data. While the Company has implemented extensive security measures, including limiting the amount of sensitive information retained, a breach of its systems could compromise sensitive data and could go unnoticed for some time. Such an event could result in negative publicity and reputational harm, remediation costs, legal claims and fines that could have an adverse effect on the Company's financial results. Third-party service providers that perform critical business functions for the Company or have access to sensitive information within the Company also may be vulnerable to security breaches and information technology risks that could adversely affect the Company.

The Company's information systems experience ongoing and often sophisticated cyberattacks by a variety of sources with the apparent aim to breach the Company's cyber-defenses. The Company may face increased cyber risk due to the increased use of employee-owned devices, work from home arrangements, and the separation of Knife River. Although the incidents the Company has experienced to date have not had a material effect on its business, financial condition or results of operations, such incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication. The Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company.

Artificial intelligence presents challenges that can impact our business by posing security risks to confidential or proprietary information and personal data.
The use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. The Company may adopt and integrate artificial intelligence tools into its systems for specific use cases after review by legal and information security. The Company's vendors and third-party partners may incorporate artificial intelligence tools into their offerings with or without disclosing this use to us. The providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards concerning privacy and data protection, which may result in a loss of intellectual property or confidential information and/or cause harm to the Company's reputation and the public perception of the effectiveness of its security measures. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage the Company's reputation, result in the loss of valuable property and information and adversely impact its business.

General risk factors that could impact the Company's businesses.
The following are additional factors that should be considered for a better understanding of the risks to the Company. These factors may negatively impact the Company's financial results in future periods.

- Acquisition, disposal and impairments of assets or facilities.
- Changes in present or prospective electric generation.
- Population decline and demographic patterns in the Company's areas of service.
- The cyclical nature of large construction projects at certain operations.
- Labor negotiations or disputes.
- Succession planning.
- Attracting and retaining employees.
- Stockholder and environmental activism.
- Inability of contract counterparties to meet their contractual obligations.
- The inability to effectively integrate the operations and the internal controls of acquired companies.

Item 1B. Unresolved Staff Comments

The Company has no unresolved comments with the SEC.

Item 1C. Cybersecurity

Risk Management and Strategy

Overall Risk Management
The Company has implemented a cyber risk management program to help ensure that the Company's electronic information and information systems are protected from various threats. The cyber risk management program is maintained as part of the Company's overall governance, enterprise risk management program and compliance program. The Company's information systems experience ongoing and often sophisticated cyberattacks by a variety of sources with the apparent aim to breach the Company's cyber-defenses. The Company may face increased cyber risk due to the increased use of employee-owned devices and work from home arrangements. The Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company. The Company continually assesses risks from cybersecurity threats and adapts and enhances its controls accordingly.

Risks from Cybersecurity Threats

Any risks from previous cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect the Company's business, financial condition, or results of operations. Such risks and incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication. The Company also has cyber event related insurance.

Employee Cybersecurity Training

The Company provides ongoing cybersecurity training and compliance programs to facilitate education for employees who may have access to the Company's data and critical systems. Employee phishing tests are conducted on a monthly basis.

Engage Third-parties on Risk Management

Periodic external reviews, including penetration tests and security framework assessments, are conducted by auditors, external assessors, and/or consultants to assess and ensure compliance with the Company's information security programs and practices. Internal and external auditors assess the Company's information technology general controls on an annual basis.

Oversee Third-party Risk

The Company has implemented a third-party management risk program to help monitor and reduce risks associated with the Company's vendors, which includes processes such as completing due diligence on third party service providers before engaging with them for their services; assessing the third party's cybersecurity posture by reviewing audit reports of the third party, completing cyber questionnaires, and reviewing applicable certification; including cybersecurity contractual language in contracts to limit risk; and monitoring and reassessing third party's to ensure ongoing compliance with their cybersecurity obligations.

Physical Security

The Company safeguards assets through a standard physical security design process, including access controls, surveillance and monitoring, perimeter security controls, data center security, and incident response and reporting controls.

Operational Technology

The Company has operation technology, consisting of the hardware and software that monitors and controls devices, processes, and infrastructure related to the Company's operational assets. Security protocols for the Company's operational technology follow applicable NERC, FERC and TSA regulations and security directives.

Other Risk Factors

See also "Item 1A – Risk Factors – Other Risks – Technology disruptions or cyberattacks could adversely impact the Company's operations."

Governance

Board of Directors Oversight

The board, as a whole and through its committees, has responsibility for oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate for identifying, assessing, and managing risk. The audit committee of the board of directors of the Company is responsible for oversight of risks from cybersecurity threats.

Management's Role Managing Risk

The CIO plays a large role in informing the audit committee on cybersecurity risks. The audit committee receives presentations and reports from the CIO on cybersecurity related issues which include information security, technology risks and risk mitigation programs regularly at the quarterly board meetings. In addition to scheduled meetings, the CIO and audit committee maintain an ongoing dialogue regarding emerging or potential cybersecurity risks.

Cybersecurity Incident Response

The Company has an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents that is also tested on an annual basis. The incident response plan is updated based on results of the test or as new cyber related developments occur. The CIO, executive leadership which includes the chief executive officer, chief financial officer, chief accounting officer, chief legal officer, and SEC financial reporting department employees, and the board of directors are notified of any material cybersecurity incidents through a defined escalation process. The defined escalation process is a risk-based process that specifies who is to be contacted and when at each risk level.

Monitor, Manage, and Safeguard Against Cybersecurity Incidents and Risks

The Company's CIO, along with the director of cybersecurity and a designated security team of professionals, are responsible for assessing and managing risks as well as developing and implementing policies, procedures, and practices based on the range of threats faced by the Company. There are processes around access management, data security, encryption, asset management, secure system development, security operations, network and device security to provide safeguards from a cybersecurity incident along with continual monitoring of various threat intelligence feeds.

Cyber Risk Management Personnel
The Company's director of cybersecurity reports to the CIO. The CIO, who reports to the chief executive officer, holds a degree in Business Administration and oversees the information technology and cybersecurity portfolios for the Company with over 25 years of information technology experience and 19 years working directly in the energy and utilities business. The director of cybersecurity has a bachelor's degree in computer information systems, 25 years of information security experience, and holds certified information systems security professional and certified risk and information systems control certifications. The members of the designated cybersecurity team that report to the director of cybersecurity have a combined 57 years of experience. The other members of information technology director level leadership also responsible for managing cybersecurity risks have a combined 95 years of experience and have degrees including Bachelor of Computer Information Systems, information systems management, electronics, electrical engineering, business administration, and accounting, along with certified information systems auditor certification and a cybersecurity fundamentals certificate.

Cyber Risk Oversight Committee
Additionally, in 2014 the board of directors established CyROC to provide executive management and the audit committee with analyses, appraisals, recommendations and pertinent information concerning cyber defense of the Company's electronic information, information technology and operation technology systems. The CyROC is responsible for guiding the Company's comprehensive cybersecurity policies. The CyROC is chaired by the Company's CIO and is comprised of members such as the chief financial officer, information technology leaders, internal auditors, and other leaders from the Company's business segments.

Item 3. Legal Proceedings

SEC regulations require the Company to disclose certain information about proceedings arising under federal, state or local environmental provisions if the Company reasonably believes that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to SEC regulations, the Company has adopted a threshold of $1.0 million for purposes of determining whether disclosure of any such proceedings is required.

For information regarding legal proceedings required by this item, see Item 8 - Note 22, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the symbol "MDU."

As of December 31, 2023, the Company's common stock was held by approximately 9,200 stockholders of record.

The Company has an 86-year history of uninterrupted dividend payments to stockholders and remains committed to paying a competitive dividend as the Company transitions to being a pure-play regulated energy delivery company. Based on this anticipated future state as a pure-play regulated energy delivery business, the board of directors established a long-term dividend payout ratio target of 60 percent to 70 percent of regulated earnings. The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. The declaration and payment of dividends is at the sole discretion of the board of directors, subject to limitations imposed by agreements governing the Company's indebtedness, federal and state laws, and applicable regulatory limitations. For more information on factors that may limit the Company's ability to pay dividends, see Item 8 - Note 13.

The following table includes information with respect to the Company's purchase of equity securities:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
October 1 through October 31, 2023	—	—	—	—
November 1 through November 30, 2023	50,717	$18.73	—	—
December 1 through December 31, 2023	—	—	—	—
Total	50,717	$18.73	—	—

(1) Represents MDU original issue shares of common stock in connection with annual stock grants made to the Company's non-employee directors.
(2) Not applicable. The Company does not currently have in place any publicly announced plans or programs to repurchase equity securities.

Item 6.

Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company provides essential infrastructure and services. The Company and its employees work hard to keep the economy of America moving with the products and services provided, which include powering, heating and connecting homes, factories, offices and stores; and constructing and maintaining electrical and communication wiring and infrastructure. The Company is authorized to conduct business in nearly every state in the United States. The Company's organic investments are strong drivers of high-quality earnings and continue to be an important part of the Company's growth. Management believes the Company is well positioned in the industries and markets in which it operates.

Chief Executive Officer Transition On January 5, 2024, David L. Goodin, formerly president and chief executive officer of the Company, retired after a 40-year career with the Company. The board of directors unanimously selected Nicole A. Kivisto, formerly president and chief executive officer of the Company's electric and natural gas utility companies, to succeed Mr. Goodin as the Company's president and chief executive officer effective January 6, 2024. Ms. Kivisto became a member of the board of directors at the same time.

Strategic Initiatives The Company announced strategic initiatives in 2022 as part of the Company's continuous review of its business. The Company incurred costs in connection with the announced strategic initiatives in 2022 and 2023, as noted in the Business Segment Financial and Operating Data section, and expects to continue to incur these costs until the initiatives are completed.

On May 31, 2023, the Company completed the separation of Knife River, formerly the construction materials and contracting segment, which resulted in two independent, publicly traded companies, MDU Resources Group, Inc. and Knife River. The Company's board of directors approved the distribution of approximately 90 percent of the issued and outstanding shares of Knife River to the Company's stockholders. Stockholders of the Company received one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution. The Company retained approximately 10 percent or 5.7 million shares of Knife River common stock immediately following the separation, which was disposed of in a tax-free exchange in November 2023. The separation of Knife River was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes.

On November 2, 2023, the Company announced its intent to pursue a tax-free spinoff of its wholly owned construction services business, MDU Construction Services. The Company's board of directors believes a tax-free spinoff of the construction services business supports the Company's goal of enhancing value for stockholders by becoming a pure-play regulated energy delivery company. See Item 1A - Risk Factors for a description of the risks and uncertainties with the proposed future structure.

Based on the Company's anticipated future state as a pure-play regulated energy delivery business, the Company's board of directors established a long-term dividend payout ratio target of 60 percent to 70 percent of regulated energy delivery earnings. The Company has an 86-year history of uninterrupted dividend payments to stockholders and remains committed to paying a competitive dividend as the Company transitions to being a pure-play regulated energy delivery company.

Market Trends The Company continues to manage the inflationary pressures experienced throughout the United States, including the impact that inflation, rising interest rates, commodity price volatility and supply chain disruptions may have on its business and customers and proactively looks for ways to lessen the impact to its business. Rising interest rates have resulted in and may continue to result in higher borrowing costs on new debt, resulting in impacts to the Company's asset valuations and negatively impacting the purchasing power of its customers. The Company has continued to evaluate its businesses and has increased pricing for its products and services where possible. The ability to raise selling prices to cover higher costs due to inflation are subject to regulatory approval, customer demand, industry competition and the availability of materials, among other things. For more information on possible impacts to the Company's businesses, see the Outlook for each segment below and Item 1A - Risk Factors.

Consolidated Earnings Overview

The following table summarizes the contribution to the consolidated income by each of the Company's business segments.

Years ended December 31,		2023		2022		2021
		(In millions, except per share amounts)				
Electric	$	71.6	$	57.1	$	51.9
Natural gas distribution		48.5		45.2		51.6
Pipeline		47.4		36.2		41.1
Construction services		142.4		129.5		112.2
Other		170.5		(17.2)		(14.3)
Income from continuing operations		480.4		250.8		242.5
Discontinued operations, net of tax		(65.7)		116.7		135.6
Net income	$	414.7	$	367.5	$	378.1
Earnings per share - basic:						
Income from continuing operations	$	2.36	$	1.23	$	1.20
Discontinued operations, net of tax		(.32)		.58		.67
Earnings per share - basic	$	2.04	$	1.81	$	1.87
Earnings per share - diluted:						
Income from continuing operations	$	2.36	$	1.23	$	1.20
Discontinued operations, net of tax		(.33)		.58		.67
Earnings per share - diluted	$	2.03	$	1.81	$	1.87

2023 compared to 2022 The Company's consolidated earnings increased $47.2 million. The Company experienced increased earnings at each of its continuing businesses.

- The electric business experienced higher retail sales due to rate relief in North Dakota and Montana, an electric service agreement to provide power to a data center near Ellendale, North Dakota, and higher transmission interconnect upgrades. Electric earnings were partially offset by lower residential volumes, primarily due to cooler weather in the third quarter of the year.

- Natural gas distribution experienced higher retail sales revenue due to rate relief in Idaho and Washington, higher basic service charges, and recovery of short-term debt interest expense in Idaho related to increased gas costs. These increases were largely offset by higher operation and maintenance expense, primarily higher payroll-related costs. The natural gas distribution business also experienced a 6.6 percent decrease in retail sales volumes to all customer classes, largely due to warmer weather, which was partially offset by weather normalization and decoupling mechanisms.

- The pipeline's earnings increase was driven by higher transportation volumes, primarily from increased contracted volume commitments from the North Bakken Expansion project and a full year of benefit from this project; as well as organic growth projects placed in service in November 2023 and August 2022. In addition, revenues increased from new transportation and storage rates effective August 1, 2023 and higher storage-related activity. The pipeline also benefited from higher allowance for funds used during construction on organic growth projects, lower property taxes and higher non-regulated project margin. The increase was offset in part by higher operation and maintenance expense primarily attributable to payroll-related costs and contract services. The pipeline business also incurred higher interest expense as a result of higher interest rates and higher debt balances.

- The construction services business experienced higher electrical and mechanical gross profit due to progress on hospitality and data center projects in the commercial market and higher industrial margins due to efficiency in labor and material costs. The construction services business also benefited from higher transmission and distribution gross profit. Earnings were partially offset by higher selling, general and administrative expense, largely attributable to increased payroll-related costs associated with operational growth, and higher reserve for uncollectible accounts on certain projects. The construction services business also experienced higher interest expense due to higher working capital needs and interest rates.

- Other experienced a realized gain of $186.6 million related to the tax-free exchange of its retained interest in Knife River and higher interest income. Partially offsetting these items were higher interest expense, primarily related to debt issued in connection with the Knife River separation. Other also benefited from improved claims experience at the captive insurer in 2023 compared to 2022.

- On May 31, 2023, the Company completed the separation of Knife River, its former construction materials and contracting segment, into a new publicly traded company. As a result of the separation, the historical results of operations for Knife River are shown in discontinued operations, net of tax, except for allocated general corporate overhead costs of the Company, which are reflected in Other and do not meet the criteria for income (loss) from discontinued operations. Also included in discontinued operations are strategic initiative costs associated with the separation of Knife River. The variance relates to five months of activity for Knife River in 2023 compared to the twelve months in 2022.

- The Company's earnings from continuing operations were further impacted by $17.7 million in higher returns on the Company's nonqualified benefit plan investments, as discussed in Note 9, partially offset by higher costs incurred in connection with other strategic initiatives of $7.6 million, after tax.

2022 compared to 2021 The Company's consolidated earnings decreased $10.6 million due to lower earnings at the natural gas distribution and pipeline businesses, as well as in discontinued operations. Partially offsetting were higher earnings at the construction services and electric businesses.

- The electric business benefited from interim rate relief in North Dakota, higher net transmission revenues and higher retail sales volumes as a result of colder weather, as well as lower operation and maintenance expenses, largely related to plant closures.

- The natural gas distribution business experienced higher operating expenses, including subcontractor costs, as well as higher interest and depreciation expenses, partially offset by increased sales volumes and approved rate recovery in certain jurisdictions.

- The pipeline business experienced higher interest expense and lower non-regulated project margins, partially offset by the net benefit of the North Bakken Expansion project.

- Increased earnings at the construction services business resulting from higher electrical and mechanical project margins and earnings from the segment's joint ventures, partially offset by higher overall operating expenses related to increased payroll-related costs and expected credit losses.

- As previously discussed, the historical results of Knife River are shown in discontinued operations, except for allocated general corporate costs of the Company. The decrease in earnings in 2022 was a result of Knife River being negatively impacted by ongoing inflationary pressures, including energy and other operating costs. In addition, costs incurred in 2022 associated with the separation of Knife River had a negative impact on earnings.

- The Company's earnings from continuing operations were further impacted by $17.0 million in lower returns on the Company's nonqualified benefit plan investments, as discussed in Note 9, and the costs incurred in 2022 in connection with other strategic initiatives, which do not meet the criteria for income (loss) from discontinued operations of $3.7 million, after tax.

A discussion of key financial data from the Company's business segments follows.

Business Segment Financial and Operating Data

Following are key financial and operating data for each of the Company's business segments. Also included are highlights on key growth strategies, projections and certain assumptions for the Company and its subsidiaries and other matters of the Company's business segments. Many of these highlighted points are "forward-looking statements." For more information, see Part I - Forward-Looking Statements. There is no assurance that the Company's projections, including estimates for growth and changes in earnings, will in fact be achieved. Please refer to assumptions contained in this section, as well as the various important factors listed in Item 1A - Risk Factors. Changes in such assumptions and factors could cause actual future results to differ materially from the Company's growth and earnings projections.

For information pertinent to various commitments and contingencies, see Item 8 - Notes to Consolidated Financial Statements. For a summary of the Company's business segments, see Item 8 - Note 18.

Electric and Natural Gas Distribution

Strategy and challenges The electric and natural gas distribution segments provide electric and natural gas distribution services to customers, as discussed in Items 1 and 2 - Business Properties. Both segments strive to be top performing utility companies measured by integrity, employee safety and satisfaction, customer service and stockholder return. The segments provide safe, reliable, competitively priced and environmentally responsible energy service to customers while focusing on growth and expansion opportunities within and beyond its existing territories. The Company is focused on cultivating organic growth while managing operating costs and monitoring opportunities for these segments to retain, grow and expand their customer base through extensions of existing operations, including building and upgrading electric generation, transmission and distribution, and natural gas systems, and through selected acquisitions of companies and properties with similar operating and growth objectives at prices that will provide stable cash flows and an opportunity to earn a competitive return on investment. The continued efforts to create operational improvements and efficiencies across both segments promotes the Company's business integration strategy. The primary factors that impact the results of these segments are the ability to earn authorized rates of return; weather; climate change laws, regulations and initiatives; competitive factors in the energy industry; population growth; and economic conditions in the segments' service areas.

The electric and natural gas distribution segments are subject to extensive regulation in the jurisdictions where they conduct operations with respect to costs, timely recovery of investments and permitted returns on investment. The Company is focused on modernizing utility infrastructure to meet the varied energy needs of both its customers and communities while ensuring the delivery of safe, reliable, affordable and environmentally responsible energy. The segments continue to invest in facility upgrades to be in compliance with existing and known future regulations. To assist in the reduction of regulatory lag in obtaining revenue increases to align with increased investments, tracking mechanisms have been implemented in certain jurisdictions. The Company also seeks rate adjustments for operating costs and capital investments, as well as reasonable returns on investments not covered by tracking mechanisms. For more information on the Company's tracking mechanisms and recent rate cases, see Items 1 and 2 - Business Properties and Item 8 - Note 21.

These segments are also subject to extensive regulation related to certain operational and environmental compliance, cybersecurity, permit terms and system integrity. Both segments are faced with the ongoing need to actively evaluate cybersecurity processes and procedures related to its transmission and distribution systems for opportunities to further strengthen its cybersecurity protections. Within the past year, there have been cyber and physical attacks within the energy industry on infrastructure, such as substations, and the Company continues to evaluate the safeguards implemented to protect its electric and natural gas utility systems. Implementation of enhancements and additional requirements to protect the Company's infrastructure is ongoing.

To date, many states have enacted, and others are considering, mandatory clean energy standards requiring utilities to meet certain thresholds of renewable and/or carbon-free energy supply. The current presidential administration has made climate change a focus, as further discussed in the Outlook section. Over the long-term, the Company expects overall electric demand to be positively impacted by increased electrification trends, including electric vehicle adoption, as a means to address economy-wide carbon emission concerns and changing customer conservation patterns. Recently, MISO and NERC announced concerns with reliability of the electric grid due to capacity shortages, which has resulted from rapid expansion of renewables and rapid reduction of baseload resources such as coal, while load growth has increased faster than expected. MISO received FERC approval of a seasonal resource adequacy construct, or accreditation process, versus the previous annual summer peak capacity requirement process. These changes have not had a significant impact on the requirements for Montana-Dakota. The Company will continue to monitor the progress of these changes and assess the potential impacts they may have on its stakeholders, business processes, results of operations, cash flows and disclosures.

Revenues are impacted by both customer growth and usage, the latter of which is primarily impacted by weather, as well as impacts associated with commercial and industrial slow-downs, including economic recessions, and energy efficiencies. Very cold winters increase demand for natural gas and to a lesser extent, electricity, while warmer than normal summers increase demand for electricity, especially among residential and commercial customers. Average consumption among both electric and natural gas customers has tended to decline as more efficient appliances and furnaces are installed, and as the Company has implemented conservation programs. Natural gas weather normalization and decoupling mechanisms in certain jurisdictions have been implemented to largely mitigate the effect that would otherwise be caused by variations in volumes sold to these customers due to weather and changing consumption patterns on the Company's distribution margins, as further discussed in Items 1 and 2 - Business Properties.

In December 2022 and January 2023, natural gas prices significantly increased across the Pacific Northwest from multiple price-pressuring events including wide-spread below-normal temperatures and higher natural gas consumption; reduced natural gas flows due to pipeline constraints, including maintenance in West Texas; and historically low regional natural gas storage levels. Natural gas prices stabilized by March 2023. The higher natural gas prices in December 2022 and January 2023 impacted both Intermountain and Cascade, both of which borrowed short-term debt of $125.0 million and $150.0 million, respectively, in January 2023 to finance the increased natural gas costs. To assist in the recovery of higher natural gas costs, Intermountain filed an out-of-cycle purchased gas adjustment with the IPUC that was effective February 1, 2023, and is collecting interest costs associated with short-term borrowing with rates effective October 1, 2023. Effective November 1, 2023, as approved by the WUTC, Cascade started recovery in Washington of these increased gas costs over a period of two years rather than the normal one year period. As of December 2023, Intermountain and Cascade have repaid $80.0 million and $100.0 million of the $125.0 million and $150.0 million short-term debt, respectively. For a discussion of the Company's most recent cases by jurisdiction, see Item 8 - Note 21.

In late summer and fall of 2023, electric fuel and purchased power prices increased across Montana-Dakota's integrated system. This was caused by transmission congestion in northwest North Dakota due to delays in additional SPP transmission line build-out, as well as additional load growth in the Bakken region. Electric fuel and purchased power prices remained elevated into November. To assist in the recovery of the higher fuel and purchased power costs, Montana-Dakota filed waiver requests with the NDPSC and SDPUC, which were approved on October 24, 2023 and November 7, 2023, respectively, deferring the increased costs to the annual fuel clause adjustment. In Montana, the waiver request is filed monthly and is unopposed by the MTPSC. On December 22, 2023, MISO filed a complaint letter with SPP regarding concerns related to the coordination of the constraint. Montana-Dakota filed a complaint letter with FERC related to this issue on January 23, 2024.

The Company continues to proactively monitor and work with its manufacturers to reduce the effects of increased pricing and lead times on delivery of certain raw materials and equipment used in electric generation, transmission and distribution system and natural gas pipeline projects. Long lead times are attributable to increased demand for steel products from pipeline companies as they continue pipeline system safety and integrity replacement projects driven by PHMSA regulations, as well as delays in the manufacturing and shipping of electrical equipment and increased demand for electrical equipment due to regulatory activity and grid expansion. The Company has been able to minimize the effects by working closely with suppliers or obtaining additional suppliers, as well as modifying project plans to accommodate extended lead times and increased costs. The Company expects these delays and inflationary pressures to continue.

The ability to grow through acquisitions is subject to significant competition and acquisition premiums. In addition, the ability of the segments to grow their service territory and customer base is affected by regulatory constraints, the economic environment of the markets served, population changes and competition from other energy providers and fuel. The construction of new electric generating facilities, transmission lines and other service facilities is subject to increasing costs and lead times, extensive permitting procedures, and federal and state legislative and regulatory initiatives, which may necessitate increases in electric energy prices. As the industry continues to expand the use of renewable energy sources, the need for additional transmission infrastructure is growing. As part of MISO's long range transmission plan, in August 2022, the Company announced its intent to develop, construct and co-own JETx with Otter Tail Power Company in central North Dakota. On October 6, 2023, the FERC issued an order approving the Company's request for CWIP Incentive Rate and Abandoned Plant Incentive treatment on this project.

Earnings overview - The following information summarizes the performance of the electric segment.

Years ended December 31,	2023	2022	2021	2023 vs. 2022 Variance	2022 vs. 2021 Variance
		(In millions)			
Operating revenues	$ 401.2	$ 377.1	$ 349.6	6 %	8 %
Operating expenses:					
Electric fuel and purchased power	107.9	92.0	74.1	17 %	24 %
Operation and maintenance	119.6	120.7	124.9	(1)%	(3)%
Depreciation and amortization	64.2	67.8	66.8	(5)%	1 %
Taxes, other than income	16.7	16.9	17.5	(1)%	(3)%
Total operating expenses	308.4	297.4	283.3	4 %	5 %
Operating income	92.8	79.7	66.3	16 %	20 %
Other income	5.8	.5	4.6	NM	(89)%
Interest expense	28.0	28.5	26.7	(2)%	7 %
Income before income taxes	70.6	51.7	44.2	37 %	17 %
Income tax benefit	(1.0)	(5.4)	(7.7)	(81)%	(30)%
Net income	$ 71.6	$ 57.1	$ 51.9	25 %	10 %

NM - not meaningful

Operating statistics

	2023	2022	2021
Revenues (millions)			
Retail sales:			
Residential	$ 134.1	$ 135.4	$ 123.0
Commercial	164.1	142.7	133.3
Industrial	42.3	43.0	40.5
Other	7.1	7.3	6.8
	347.6	328.4	303.6
Other	53.6	48.7	46.0
	$ 401.2	$ 377.1	$ 349.6
Volumes (million kWh)			
Retail sales:			
Residential	1,180.2	1,226.4	1,164.8
Commercial	2,350.5	1,437.7	1,433.0
Industrial	583.7	596.1	589.4
Other	81.8	83.7	84.4
	4,196.2	3,343.9	3,271.6
Average cost of electric fuel and purchased power per kWh	$ .024	$ .026	$ .021

2023 compared to 2022 Electric earnings increased $14.5 million as a result of:
- Revenue increased $24.1 million.
  - Largely attributable to:
    - Higher fuel and purchased power costs of $15.9 million recovered in customer rates and offset in expense, as described below.
    - Rate relief of $4.4 million in North Dakota and Montana.
    - Higher data center revenue of $3.4 million, including net transmission.
    - Higher transmission interconnect upgrades of $2.9 million.
  - Partially offset by lower retail sales volumes of $2.4 million, driven primarily by lower residential volumes, largely due to cooler weather in the third quarter of the year. Although residential volumes were lower, there was a 25.5 percent increase in volumes overall, which was largely driven by the data center as previously discussed and further discussed in the outlook section.

- Electric fuel and purchased power increased $15.9 million, largely the result of higher retail sales volumes, partially offset by lower commodity prices.

- Operation and maintenance decreased $1.1 million.
  - Largely the result of:
    - Decreased Coyote Station costs of $1.7 million due to the absence of the planned outage in 2022.
    - Lower materials expense of $500,000, partially due to the closure of Units 1 and 2 at Heskett Station.
  - Partially offset by increased payroll-related costs of $700,000, which include higher employee incentive accruals.

- Depreciation and amortization decreased $3.6 million.
  - Primarily due to decreased amortization of plant retirement and closure costs of $5.3 million resulting from an extension to the recovery period for these costs, which are recovered in operating revenues, as discussed in Note 12.
  - Partially offset by increased depreciation of $1.2 million associated with higher property, plant and equipment balances, the result of transmission projects placed in service to improve reliability and update aging infrastructure.

- Taxes, other than income were comparable to the same period in the prior year.

- Other income increased $5.3 million, primarily resulting from higher returns on the Company's nonqualified benefit plan investments of $4.7 million, as discussed in Note 9, and higher interest income of $1.3 million, largely related to contributions in aid of construction, offset in part by lower AFUDC equity due to higher average debt balance.

- Interest expense decreased $500,000, as a result of higher AFUDC debt, largely due to higher rates, partially offset by higher average interest rates.

- Income tax benefit decreased $4.4 million.
  - Largely due to:
    - Higher income taxes of $4.7 million related to higher taxable income.
    - Decreased excess deferred income tax amortization.
  - Partially offset by lower permanent tax adjustments.

2022 compared to 2021 Electric earnings increased $5.2 million as a result of:
- Revenue increased $27.5 million.
  - Largely attributable to:
    - Higher fuel and purchased power costs of $17.9 million recovered in customer rates and offset in expense, as described below.
    - Interim rate relief in North Dakota of $5.0 million.
    - Higher net transmission revenues of $3.9 million, largely from increased investment, and higher transmission interconnect upgrades of $800,000.
    - Higher retail sales volumes of 2.2 percent, primarily to residential customers, largely due to colder weather in the first and fourth quarters of the year.
  - Partially offset by:
    - Lower renewable tracker revenues associated with higher production tax credits offset in expense, as described below.
    - Lower per unit average rates of $1.0 million related to block rates in certain jurisdictions.

- Electric fuel and purchased power increased $17.9 million.
  - Primarily the result of $17.4 million higher commodity price, including higher recovery of fuel clause adjustments, and increased retail sales volumes.

- Operation and maintenance expense decreased $4.2 million.
  - Primarily due to:
    - Decreased payroll-related costs, largely $2.8 million related to the Heskett Station and Lewis & Clark Station plant closures and lower incentive accruals of $1.9 million.
    - Reduced materials costs and contract services from the Heskett Station and Lewis & Clark Station plant closures.
    - Reduced costs due to the absence of the Big Stone Station outage in 2021.
  - Partially offset by increased contract services associated with a planned outage at Coyote Station of $2.6 million.

- Depreciation and amortization increased $1.0 million, largely resulting from increased property, plant and equipment balances placed in service, mostly related to growth and replacement projects.

- Taxes, other than income decreased $600,000, largely as a result of lower coal conversion taxes in certain jurisdictions.

- Other income decreased $4.1 million, primarily due to lower returns on the Company's nonqualified benefit plan investments of $4.6 million, as discussed in Note 9, partially offset by higher AFUDC equity largely due to higher rates.

- Interest expense increased $1.8 million, largely resulting from $3.2 million due to higher long-term debt balances, partially offset by higher AFUDC debt largely due to higher rates.

- Income tax benefit decreased $2.3 million.
  - Largely due to:
    - Higher income taxes of $1.8 million related to higher taxable income.
    - Higher permanent tax adjustments and decreased excess deferred amortization.
  - Partially offset by higher production tax credits of $1.4 million driven by higher wind production.

Earnings overview - The following information summarizes the performance of the natural gas distribution segment.

Years ended December 31,	2023	2022	2021	2023 vs. 2022 Variance	2022 vs. 2021 Variance
		(In millions)			
Operating revenues	$ 1,287.5	$ 1,273.8	$ 971.9	1 %	31 %
Operating expenses:					
Purchased natural gas sold	805.1	816.1	542.0	(1)%	51 %
Operation and maintenance	219.7	205.3	194.1	7 %	6 %
Depreciation and amortization	95.3	89.4	86.0	7 %	4 %
Taxes, other than income	75.2	71.1	60.6	6 %	17 %
Total operating expenses	1,195.3	1,181.9	882.7	1 %	34 %
Operating income	92.2	91.9	89.2	— %	3 %
Other income	20.8	3.3	8.1	NM	(59)%
Interest expense	57.6	42.2	37.3	36 %	13 %
Income before income taxes	55.4	53.0	60.0	5 %	(12)%
Income tax expense	6.9	7.8	8.4	(12)%	(7)%
Net income	$ 48.5	$ 45.2	$ 51.6	7 %	(12)%

NM - not meaningful

Operating statistics

	2023	2022	2021
Revenues (millions)			
Retail sales:			
Residential	$ 726.1	$ 715.5	$ 548.1
Commercial	441.2	450.9	330.4
Industrial	45.0	41.5	31.1
	1,212.3	1,207.9	909.6
Transportation and other	75.2	65.9	62.3
	$ 1,287.5	$ 1,273.8	$ 971.9
Volumes (MMdk)			
Retail sales:			
Residential	69.3	74.8	65.6
Commercial	47.9	51.0	44.7
Industrial	5.4	5.4	5.0
	122.6	131.2	115.3
Transportation sales:			
Commercial	1.9	2.0	1.9
Industrial	188.4	165.7	172.5
	190.3	167.7	174.4
Total throughput	312.9	298.9	289.7
Average cost of natural gas per dk	$ 6.57	$ 6.22	$ 4.70

2023 compared to 2022: Natural gas distribution earnings increased $3.3 million as a result of:
- Revenue increased $13.7 million.
  ◦ Largely from:
    ▪ Rate relief of $7.9 million in Idaho and Washington, including the excess deferred income tax tariff settlement of $1.1 million in Washington.
    ▪ Increased revenue-based taxes recovered in rates of $6.1 million that were offset in expense, as described below.
    ▪ Higher basic service charges of $4.7 million.
    ▪ Higher transportation revenue of $3.8 million due to 13.5 percent higher volumes, largely higher electric generation.
    ▪ Approved rate recovery of short-term debt interest expense related to increased gas costs in Idaho of $3.2 million.
    ▪ Higher nonregulated revenue of $1.7 million, largely higher liquefied natural gas sales.
    ▪ Recovery of COVID-19 response costs, including bill assistance programs and waived late payment fees, in Oregon of $700,000.
  ◦ Partially offset by:
    ▪ Lower purchased gas sold of $10.8 million, recovered in customer rates that was offset in expense, as described below.
    ▪ A 6.6 percent decrease in retail sales volumes to all customer classes, offset in part by weather normalization and decoupling mechanisms in certain jurisdictions.

- Purchased natural gas sold decreased $11.0 million, primarily due to lower volumes of natural gas purchased of $59.8 million, largely offset by higher natural gas costs of $48.7 million as a result of higher market prices. Purchased natural gas sold includes the absence of the prior year disallowance of $845,000 ordered by the MNPUC.

- Operation and maintenance increased $14.4 million.
  ◦ Primarily due to:
    ▪ Higher payroll-related costs of $12.6 million, primarily higher employee incentive accruals and straight-time payroll
    ▪ Increased uncollectible accounts expense of $1.6 million, largely due to higher revenue.
    ▪ Higher insurance expense of $1.0 million.
    ▪ Higher software related expenses of $900,000.
  ◦ Partially offset by:
    ▪ Lower contract services of $1.2 million, largely lower subcontract labor and consulting fees.
    ▪ Decreased other expenses, including regulatory deferrals, miscellaneous employee expenses, and gain on sale of the Company's customer service center.

- Depreciation and amortization increased $5.9 million, primarily resulting from growth and replacement projects placed in service.

- Taxes, other than income increased $4.1 million, largely from higher revenue-based taxes of $6.1 million which are recovered in rates, partially offset by lower property taxes due to lower assessed values of $2.3 million.

- Other income increased $17.5 million, driven by higher interest income of $11.3 million, largely related to purchased gas costs, and higher returns on the Company's nonqualified benefit plans of $6.9 million, as discussed in Note 9. These increases were offset in part by higher pension and postretirement expense.

- Interest expense increased $15.4 million, primarily from higher short-term and long-term debt balances from debt issued in 2023 and 2022 and higher interest rates, partially offset by higher AFUDC debt of $2.6 million, due to higher rates.

- Income tax expense decreased $900,000 largely the result of higher permanent tax adjustments, partially offset by higher income before income taxes.

2022 compared to 2021 Natural gas distribution earnings decreased $6.4 million as a result of:
- Revenue increased $301.9 million.
  ◦ Largely from:
    ▪ Higher purchased natural gas sold of $273.3 million recovered in customer rates that was offset in expense, as described below.
    ▪ Higher retail sales volumes of 13.7 percent across all customer classes due to colder weather, partially offset by weather normalization and decoupling mechanisms in certain jurisdictions.
    ▪ Higher revenue-based taxes recovered in rates of $10.1 million that were offset in expense, as described below.
    ▪ Approved rate relief of $3.6 million in certain jurisdictions and higher pipeline replacement mechanisms of $1.8 million.

- Purchased natural gas sold increased $274.1 million.
  ◦ Primarily due to:
    ▪ Higher natural gas costs as a result of higher market prices of $198.1 million, including the higher recovery of purchase gas adjustments related to the February 2021 cold weather event and the 2018 Enbridge pipeline rupture.
    ▪ Higher volumes of natural gas purchased due to increased retail sales volumes.
    ▪ Purchased natural gas sold includes the disallowance of $845,000 ordered by the MNPUC, as discussed in Note 21.

- Operation and maintenance increased $11.2 million.
  - Primarily due to:
    - Higher contract services of $6.4 million, primarily higher subcontractor costs.
    - Higher payroll-related costs, including higher straight-time payroll of $4.7 million, partially offset by lower incentive accruals of $3.3 million.
    - Higher other costs, partially resulting from inflation, including higher expected credit losses of $1.8 million from higher receivables balances associated with colder weather and higher gas costs; higher software costs of $1.6 million; higher vehicle fuel cost of $1.3 million; and higher office, travel, materials and other miscellaneous employee costs.

- Depreciation and amortization increased $3.4 million.
  - Largely from:
    - Increased property, plant and equipment balances from growth and replacement projects placed in service.
  - Partially offset by:
    - Decreased depreciation rates in certain jurisdictions of $1.0 million.

- Taxes, other than income increased $10.5 million, largely resulting from higher revenue-based taxes which are recovered in rates.

- Other income decreased $4.8 million primarily related to lower returns on the Company's nonqualified benefit plan investments of $7.0 million, as discussed in Note 9, partially offset by increased interest income.

- Interest expense increased $4.9 million, primarily from higher long-term debt balances and interest rates, partially offset by higher AFUDC debt largely due to higher rates.

- Income tax expense decreased $600,000 due to lower income taxes of $1.5 million related to lower taxable income, partially offset by higher permanent tax adjustments.

Outlook In 2023, the Company experienced rate base growth of 8.5 percent and expects these segments will grow rate base by approximately 7 percent annually over the next five years on a compound basis. Operations are spread across eight states where the Company expects customer growth to be higher than the national average. In 2023 and 2022, these segments experienced retail customer growth of approximately 1.3 percent and 1.6 percent, respectively, and the Company expects customer growth to continue to average 1 percent to 2 percent per year. This customer growth, along with system upgrades and replacements needed to supply safe and reliable service, will require investments in new and replacement electric and natural gas systems.

These segments are exposed to energy price volatility and may be impacted by changes in oil and natural gas exploration and production activity. Rate schedules in the jurisdictions in which the Company's natural gas distribution segment operates contain clauses that permit the Company to file for rate adjustments for changes in the cost of purchased natural gas. Although changes in the price of natural gas are passed through to customers and have minimal impact on the Company's earnings, the natural gas distribution segment's customers benefit from lower natural gas prices through the Company's utilization of storage and fixed price contracts. In 2022, the Company experienced increased natural gas prices across its service areas, and in January 2023, experienced higher natural gas prices in the Pacific Northwest, as previously discussed in Strategy and Challenges. As a result, the Company filed an out-of-cycle cost of gas adjustment in Idaho, which assisted in the timely recovery of these costs, and received approval from the WUTC to recover these increased gas costs over a period of two years rather than the normal one year period. The Company will continue to monitor natural gas prices, as well as oil and natural gas production levels.

In May 2022, the Company began construction of Heskett Unit 4, an 88-MW simple-cycle natural gas-fired combustion turbine peaking unit at the existing Heskett Station near Mandan, North Dakota. The in service date has been delayed past 2023 due to unforeseen operational setbacks. While performing start-up testing an incident occurred resulting in damage to the generator field and turbine components. Repairs are ongoing with the in service date now expected in the second quarter of 2024, assuming no further action is needed based on the conclusions of the ongoing root cause analysis, or other unexpected delays.

The Company is one of four owners of Coyote Station and cannot make a unilateral decision on the plant's future; therefore, the Company could be negatively impacted by decisions of the other owners. The joint owners continue to collaborate in analyzing data and weighing decisions that impact the plant and its employees as well as each company's customers and communities served. Existing and proposed emissions reduction plans from the EPA could require the owners of Coyote Station to incur significant new costs. If the owners decide to incur such costs, the costs could, dependent on determination by state regulatory commissions on approval to recover such costs from customers, negatively impact the Company's results of operations, financial position and cash flows. The NDDEQ submitted its state implementation plan to the EPA in August 2022.

On March 4, 2023, the Company began to provide power for Applied Digital Corporation's data center near Ellendale, North Dakota under an interim electric service agreement approved by the NDPSC, and on June 6, 2023, the NDPSC unanimously approved the Company's electric service agreement request. At full capacity, the data center requires 180 megawatts of electricity, which is the equivalent of about 28 percent of the Company's generation portfolio. The Applied Digital Corporation's load will be purchased from the MISO market and will not impact other customers' power supply. On October 2, 2023, the Company filed with the NDPSC an electric service agreement request to serve an additional data center in its service territory.

The Infrastructure Investment and Jobs Act, commonly known as the Bipartisan Infrastructure Law, was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating funds for investments such as upgrades to electric and grid infrastructure, transportation systems, and electric vehicle infrastructure. The Company is pursuing various opportunities under the Grid Resilience and Innovative Partnerships Program, which is a part of the Infrastructure Investment and Jobs Act, and will continue to monitor additional opportunities from this law.

Legislation and rulemaking The Company continues to monitor legislation and rulemaking related to clean energy standards that may impact its segments. Below are some of the specific legislative actions the Company is monitoring.

- The EPA released rulemaking under the federal Clean Air Act in the Federal Register on May 23, 2023, amending GHG emission standards for new fossil-fired electric generating units and re-proposing GHG emission guidelines for existing fossil-fired electric generating units. The proposed standards for new natural gas-fired electric generating units have been made more stringent, requiring units that operate more frequently to install carbon capture controls or co-fire with hydrogen.

  For existing coal and natural gas-fired units operating more frequently and long-term, the EPA's emissions guidelines include standards equivalent to installation of carbon capture pollution control or co-firing with lower or zero-carbon fuels, such as hydrogen. States must evaluate individual units and develop, adopt, and submit a plan to the EPA which would include emission standards for each individual unit. State plans are required to be submitted to the EPA no later than 24 months after the final rule effective date. The EPA requested comment on the proposed GHG emission standards and guidelines by August 8, 2023, and intends to finalize the rules in 2024. The EPA has not currently proposed GHG emission standards for existing simple cycle combustion turbines and intends to explore setting emission standards in the future for these units. It is unknown at this time what emission limits or controls would be required for each Montana-Dakota owned and jointly owned fossil-fired electric generating unit. Due to the uncertainty of the EPA rulemaking, Montana-Dakota cannot determine the potential financial impact on its operations.

- In Oregon, the Climate Protection Program Rule was approved in December 2021, which requires natural gas companies to reduce GHG emissions 50 percent below the baseline by 2035 and 90 percent below the baseline by 2050. Each year, compliance instruments will be distributed to the Company by the Oregon Department of Environmental Quality at no cost and will decline annually in step with the reduction from baseline. The Company intends to meet its obligations through surrendering no cost emissions allowances and will fill remaining compliance obligations by investing in additional customer conservation and energy efficiency programs, purchasing community climate investment credits, and purchasing low carbon fuels such as renewable natural gas. The Company expects the compliance costs for these regulations to be recovered through customer rates. Due to timing of regulatory recovery, future compliance obligation purchases could impact the Company's operating cash flow. For more information about this rule and associated compliance costs, see Items 1 and 2 - Business Properties.

  Cascade's 2023 Oregon integrated resource plan projects customer bills could increase substantially as a result of the legislation. Projected customer bill impacts are estimates, subject to change as legislation is implemented and compliance begins, as well as, numerous assumptions used in the complex analysis of integrated resource planning. On September 30, 2022, the Company filed a request for the use of deferred accounting for costs related to the rule and began deferring those costs. The OPUC approved the deferred accounting order on June 27, 2023. The Company, along with the other two local natural gas distribution companies in Oregon, filed a lawsuit on March 18, 2022, challenging the Climate Protection Program Rule. The lawsuit was filed on behalf of customers as the Company does not believe the rule accomplishes environmental stewardship in the most effective and affordable way possible. On December 20, 2023, the Oregon Court of Appeals ruled that the Climate Protection Program rules are invalid. On January 22, 2024, the Oregon Department of Environmental Quality issued a news release stating it will not appeal the court decision invalidating the rule. As a result, the Company did not record any associated emissions compliance obligations as of December 31, 2023. The Oregon Department of Environmental Quality announced its intent to begin the process to reinstate the Climate Protection Program in the first quarter of 2024 and expects the process to take about 12 months.

- In Washington, the Climate Commitment Act signed into law in May 2021 requires natural gas distribution companies to reduce overall GHG emissions 45 percent below 1990 levels by 2030, 70 percent below 1990 levels by 2040 and 95 percent below 1990 levels by 2050. As directed by the Climate Commitment Act, in September 2022, the Washington DOE published its final rule on the Climate Commitment Act, which was effective on October 30, 2022, and emissions compliance began on January 1, 2023. The Company must demonstrate that they have met GHG emissions reduction goals through a combination of on-site emissions reductions and the use of approved allowances and offsets. Emissions compliance may be achieved through increased energy efficiency and conservation measures, purchased allowances and offsets, and purchases of low carbon fuels. Emissions allowances are allocated by the Washington DOE to the Company at no cost and additional allowances are required to be purchased at auction. Auctions for allowances are held quarterly. The Company intends to meet the first compliance period requirements, in part, by purchasing allowances through auction. The Company expects compliance costs for these regulations will be recovered through customer rates. Due to the timing of regulatory recovery, the purchase of allowances could impact the Company's operating cash flow. For more information about this rule and associated compliance costs, see Items 1 and 2 - Business Properties.

Cascade's 2023 Washington integrated resource plan projects customer bills could increase substantially as a result of the legislation. In 2023, related to this legislation, the Company recorded a liability of $66.8 million for environmental compliance obligations and received proceeds of $62.0 million from the sale of the allocated allowances. Projected customer bill impacts are estimates, subject to change as the legislation is implemented and compliance costs begin, as well as, numerous assumptions used in the complex analysis of integrated resource planning. On October 14, 2022, the Company filed a request for the use of deferred accounting for costs related to the rule and began deferring those costs. The WUTC approved the deferred accounting order on February 28, 2023.

- On April 22, 2022, the Washington State Building Code Council approved revisions to the state's commercial energy code that will significantly limit the use of natural gas for space and water heating in new and retrofitted commercial and multifamily buildings and proposed the review of similar restrictions in the future for residential buildings. On November 4, 2022, the Washington State Building Code Council adopted new residential codes requiring gas or electric heat pumps for most new space and water heating installations.

The Company, along with two other local natural gas distribution companies in Washington, filed a lawsuit on May 22, 2023, challenging these amendments which the Company believes will stifle innovation, increase the cost of housing and energy for our customers, and do not consider the limitations of electric heat pumps in colder climates. On June 1, 2023, the plaintiffs filed a motion for a preliminary injunction to preliminarily enjoin the challenged building code amendments. Oral arguments on the preliminary injunction were held on July 18, 2023. The court denied the preliminary injunction, finding no immediate harm and confirming the building code amendments were not yet in effect due to the stay of 120 days issued by the Washington State Building Code Council. On September 15, 2023, the Washington State Building Code Council voted to delay the implementation of the State Building and Energy Codes until March 15, 2024.

Pipeline

Strategy and challenges The pipeline segment provides natural gas transportation, underground storage and non-regulated energy-related services, as discussed in Items 1 and 2 - Business Properties. The segment focuses on utilizing its extensive expertise in the design, construction and operation of energy infrastructure and related services to increase market share and profitability through optimization of existing operations, organic growth and investments in energy-related assets within or in close proximity to its current operating areas. The segment focuses on the continual safety and reliability of its systems, which entails building, operating and maintaining safe natural gas pipelines and facilities. The segment continues to evaluate growth opportunities including the expansion of natural gas facilities; incremental pipeline projects; and expansion of energy-related services leveraging on its core competencies. In support of this strategy, the Company completed the following organic growth projects in 2022 and 2023:

- In February 2022, the North Bakken Expansion project in western North Dakota was placed in service. The project has capacity to transport 250 MMcf of natural gas per day and can be increased to 625 MMcf per day with additional compression.
- In August 2022, the Line Section 7 Expansion project was placed in service and increased system capacity by 6.7 MMcf per day.
- In November 2023, the Grasslands South Expansion project was placed in service. The project increased system capacity by 94 MMcf of natural gas per day.
- In November 2023, the Line Section 15 Expansion project was placed in service and increased system capacity by 25 MMcf of natural gas per day.

The segment is exposed to natural gas and oil price volatility including fluctuations in basis differentials. Legislative and regulatory initiatives on increased pipeline safety regulations and environmental matters such as the reduction of methane emissions could also impact the price and demand for natural gas.

The pipeline segment is subject to extensive regulation related to certain operational and environmental compliance, cybersecurity, permit terms and system integrity. The Company continues to actively evaluate cybersecurity processes and procedures, including changes in the industry's cybersecurity regulations, for opportunities to further strengthen its cybersecurity protections. Implementation of enhancements and additional requirements is ongoing. The segment reviews and secures existing permits and easements, as well as new permits and easements as necessary, to meet current demand and future growth opportunities on an ongoing basis.

The Company continues to actively manage the national supply chain challenges being faced by working with its manufacturers and suppliers to help mitigate some of these risks on its business. The segment regularly experiences extended lead times on raw materials that are critical to the segment's construction and maintenance work which could delay maintenance work and construction projects potentially causing lost revenues and/or increased costs. The Company is partially mitigating these challenges by planning for extended lead times further in advance. However, supply chain challenges related to electrical equipment have delayed the anticipated in-service date of one of the Company's growth projects as noted in the Outlook section. The segment is also currently experiencing inflationary pressures with increased raw material and contract services costs. The Company expects supply chain challenges and inflationary pressures to continue.

The segment focuses on the recruitment and retention of a skilled workforce to remain competitive and provide services to its customers. The industry in which it operates relies on a skilled workforce to construct energy infrastructure and operate existing infrastructure in a safe manner. A shortage of skilled personnel can create a competitive labor market which could increase costs incurred by the segment. Competition from other pipeline companies can also have a negative impact on the segment.

Earnings overview - The following information summarizes the performance of the pipeline segment.

Years ended December 31,	2023	2022	2021	2023 vs. 2022 Variance	2022 vs. 2021 Variance
	(In millions)				
Operating revenues	$ 177.6	$ 155.6	$ 142.6	14 %	9 %
Operating expenses:					
Operation and maintenance	70.8	60.9	61.3	16 %	(1)%
Depreciation and amortization	26.8	26.9	20.5	— %	31 %
Taxes, other than income	10.8	12.3	12.7	(12)%	(3)%
Total operating expenses	108.4	100.1	94.5	8 %	6 %
Operating income	69.2	55.5	48.1	25 %	15 %
Other income	3.9	1.3	9.4	200 %	(86)%
Interest expense	13.3	10.1	6.7	32 %	51 %
Income before income taxes	59.8	46.7	50.8	28 %	(8)%
Income tax expense	12.4	10.5	9.7	18 %	8 %
Income from continuing operations	$ 47.4	$ 36.2	$ 41.1	31 %	(12)%
Discontinued operations, net of tax*	$ (.5)	$ (.9)	$ (.2)	(44)%	NM
Net income	$ 46.9	$ 35.3	$ 40.9	33 %	(14)%

*Discontinued operations includes interest on debt facilities repaid in connection with the Knife River separation.

NM - not meaningful

Operating statistics

	2023	2022	2021
Transportation volumes (MMdk)	567.2	482.9	471.1
Customer natural gas storage balance (MMdk):			
Beginning of period	21.2	23.0	25.5
Net injection (withdrawal)	16.5	(1.8)	(2.5)
End of period	37.7	21.2	23.0

2023 compared to 2022 Pipeline earnings increased $11.6 million as a result of:

- Revenues increased $22.0 million.
  - Driven by increased transportation volumes, largely due to:
    - Increased contracted volume commitments and a full year of benefit from the North Bakken Expansion project of $9.9 million.
    - Increased transportation volumes and demand revenue from other organic growth projects placed in service in November 2023 and August 2022.
  - New rates effective August 1, 2023 of $5.0 million.
  - Higher storage-related revenues.
  - Higher non-regulated project revenues of $2.6 million.
  - Partially offsetting these increases was non-renewal of certain contracts.

- Operation and maintenance increased $9.9 million.
  - Primarily due to:
    - Higher payroll-related costs of $6.9 million, largely related to higher incentive accruals and benefit-related costs.
    - Higher non-regulated project costs of $1.2 million directly associated with higher non-regulated project revenues, as previously discussed.
    - Higher contract services and insurance costs.

- Depreciation and amortization decreased $100,000 due to fully depreciated plant, largely offset by higher plant balances associated with growth projects placed in-service, as previously discussed.

- Taxes, other than income decreased $1.5 million largely resulting from lower property taxes in Montana.

- Other income increased $2.6 million, primarily due to:
  - Higher returns on the Company's nonqualified benefit plan investments, as discussed in Note 9.
  - Higher AFUDC of $800,000 for the construction of the company's growth projects.

- Interest expense in continuing operations increased $3.2 million, resulting from higher average interest rates and higher debt balances to fund capital expenditures, partially offset by higher AFUDC, as previously discussed.

- Income tax expense in continuing operations increased $1.9 million, largely due to higher income before income taxes, partially offset by permanent tax adjustments.

2022 compared to 2021 Pipeline earnings decreased $5.6 million as a result of:

- Revenues increased $13.0 million.
    - Driven by increased transportation volume revenues of $16.4 million, largely due to the North Bakken Expansion project placed in service in February 2022.
    - Partially offset by:
        - Lower non-regulated project revenue of $2.3 million.
        - Lower transmission rates due to expired negotiated contracts converted to tariff rates.

- Operation and maintenance decreased $400,000.
    - Primarily due to:
        - Lower payroll-related costs of $2.2 million, largely related to lower incentive accruals and benefit-related costs.
        - Lower non-regulated project costs of $1.3 million directly associated with lower non-regulated project revenues, as previously discussed.
    - Partially offset by higher legal, maintenance materials and contract services.

- Depreciation and amortization increased $6.4 million due to increased property, plant and equipment balances, largely related to the North Bakken Expansion project.

- Taxes, other than income decreased $400,000 resulting from lower property taxes of $700,000 in Montana, partially offset by higher property taxes in North Dakota.

- Other income decreased $8.1 million, primarily due to:
    - Lower AFUDC of $7.8 million as a result of the completion of the North Bakken Expansion project placed in service in February 2022.
    - Lower returns on the Company's nonqualified benefit plan investments, as discussed in Note 9.

- Interest expense in continuing operations increased $3.4 million, resulting from interest associated with higher debt balances to fund capital expenditures and lower AFUDC as a result of the North Bakken Expansion project placed in service in February 2022.

- Income tax expense in continuing operations increased $800,000, largely a result of a reduction in tax credits, partially offset by lower income before income taxes.

Outlook The Company continues to monitor and assess the potential impacts of two FERC draft policy statements issued in the first quarter of 2022. One is the Updated Certificate of Policy Statement, which describes how the FERC will determine whether a new interstate natural gas transportation project is required by public convenience and necessity. It includes increased focus on a project's purpose and need and the environmental impacts; as well as impacts on landowners and environmental justice communities. The second draft policy statement, the Interim GHG Policy Statement, explains how the FERC will assess the impacts of natural gas infrastructure projects on climate change in its reviews under the National Environmental Policy Act and Natural Gas Act.

The Company continues to monitor, evaluate and implement additional GHG emissions reduction strategies, including increased monitoring frequency and emission source control technologies to minimize potential risk.

On December 2, 2023, the EPA issued a prepublication version of its final rule to update, strengthen and expand standards intended to significantly reduce GHG emissions and other air pollutants from emission sources in the oil and natural gas industries. The standards will apply to various sources of GHG emissions including natural gas compressors, process controllers, natural gas driven pumps, storage vessels, natural gas wells, fugitive emissions components and super-emitter events. The final rule has not been published in the Federal Register to date. Additionally, the EPA is revising the current GHG reporting rules to improve the calculation, monitoring and reporting of GHG data and incorporate provisions from the IRA. The first of these revisions was published in the Federal Register on August 1, 2023. The Company continues to monitor and assess the proposed rules and the potential impacts they may have on its business processes, current and future projects, results of operations and disclosures.

The Company has continued to experience the effect of associated natural gas production in the Bakken, which has provided opportunities for organic growth projects and increased demand. The completion of organic growth projects has contributed to higher volumes of natural gas the Company transports through its system. Associated natural gas production in the Bakken fell during the COVID-19 pandemic delaying previously forecasted production growth. The production delay, along with the long-term contractual commitments on the North Bakken Expansion project placed in service in February 2022, negatively impacted customer renewal of certain contracts. Natural gas production has since rebounded, and is currently at record levels and the Company expects gradual increases in oil well drilling activity over the next two years. Bakken natural gas production outlook remains positive with continued growth expected due to new oil wells and increasing gas to oil ratios.

Increases in national and global natural gas supply has moderated pressure on natural gas prices and price volatility. While the Company believes there will continue to be varying pressures on natural gas production levels and prices, the long-term outlook for natural gas prices continues to provide growth opportunity for industrial supply and demand related projects and seasonal pricing differentials provide opportunities for natural gas storage services.

The Company continues to focus on improving existing operations and growth opportunities through organic projects in all areas in which it operates, which includes additional projects with local distribution companies, Bakken area producers and industrial customers in various stages of development.

In July 2021, the Company announced plans for a natural gas pipeline expansion project in eastern North Dakota. The Wahpeton Expansion project consists of approximately 60 miles of pipe and ancillary facilities and is designed to increase capacity by 20 MMcf per day, which is supported by long-term customer agreements with Montana-Dakota and its utility customers. On May 27, 2022, the Company filed with FERC its application for the project and received FERC's approval on October 19, 2023. Construction is anticipated to begin in the second quarter of 2024 with an estimated completion in late 2024.

On September 19, 2022, the Company filed with the FERC its prior notice application for its 2023 Line Section 27 expansion project. This project consists of a new compressor station and ancillary facilities and is designed to increase capacity by 175 MMcf per day, which is supported by a long-term customer agreement. Construction began in the second quarter of 2023, with an anticipated completion date in the first quarter of 2024. Supply chain challenges related to electrical equipment have impacted the project's schedule, resulting in a delay from the original anticipated in-service date of late 2023.

Construction is expected to begin in the second quarter of 2024 on the Line Section 28 expansion project, to serve a natural gas-fired power plant in northwestern North Dakota which will add 137 million cubic feet of natural gas transportation capacity per day. This project is supported by a long-term negotiated customer agreement and is expected to be in service in the third quarter of 2024.

See Capital Expenditures within this section for information on the expenditures related to these growth projects.

Construction Services

Strategy and challenges The construction services segment provides electrical, mechanical and transmission and distribution specialty contracting services, as discussed in Items 1 and 2 - Business Properties. The construction services segment focuses on safely executing projects; providing a superior return on investment by building new and strengthening existing customer relationships; ensuring quality service; effectively controlling costs; retaining, developing and recruiting talented employees; growing through organic and strategic acquisition opportunities; and focusing efforts on projects that will permit higher margins while properly managing risk. The growth experienced by the segment in recent years is due in part to the project awards in the markets served and the ability to support national customers in most of the regions in which it operates.

The construction services segment faces challenges, which are not under direct control of the business, in the markets in which it operates, including those described in Item 1A - Risk Factors. These factors, and those noted below, have caused fluctuations in revenues, gross margins and earnings in the past and are likely to cause fluctuations in the future.

- *Revenue mix and impact on margins.* The mix of revenues based on the types of services the segment provides can impact margins as certain industries and services provide higher margin opportunities. Larger or more complex projects typically result in higher margin opportunities since the segment assumes a higher degree of performance risk and there is greater utilization of the segment's resources for longer construction timelines. However, larger or more complex projects can have a higher risk of regulatory and seasonal or cyclical delay. Project schedules fluctuate, which can affect the amount of work performed in a given period. Smaller or less complex projects typically have a greater number of companies competing for them, and competitors at times may be more aggressive on pricing when pursuing available work. A greater percentage of smaller scale or less complex work in a given period could negatively impact margins due to the inefficiency of transitioning between a greater number of smaller projects versus continuous production on a few larger projects.

- *Project variability and performance.* Margins for a single project may fluctuate period to period due to changes in the volume or type of work performed, the pricing structure under the project contract or job productivity. Productivity and performance on a project can vary period to period based on a number of factors, including unexpected project difficulties; unexpected project site conditions; project location, including locations with challenging operating conditions or difficult geographic characteristics; whether the work is on an open or encumbered right of way; inclement weather or severe weather events; environmental restrictions or regulatory delays; political or legal challenges related to a project; and the performance of third parties. In addition, the type of contract can impact the margin on a project. Under fixed-price contracts, which are more common with larger or more complex projects, the segment assumes risk related to project estimates versus actual execution. Revenues under this type of contract can vary, sometimes significantly, from original projects due to additional project complexity; timing uncertainty or extended bidding; extended regulatory or permitting processes; and other factors, which can result in a reduction in profit or losses on a project.

- *Subcontractor work and provision of materials.* Some work under project contracts is subcontracted out to other companies and margins on subcontractor work is generally lower than work performed by the Company. Increased subcontractor work in a given period may therefore result in lower margins. In addition, inflationary or other pressures may increase the cost of materials under fixed-price contracts and may result in decreased margins on the project. The Company has worked to implement provisions in project contracts to allow for the pass-through of inflationary costs to customers where feasible and will continue to do so to mitigate the impacts.

The segment's management continually monitors its operating margins and has been proactive in attempting to mitigate the inflationary impacts seen across the United States. The segment is currently experiencing continued labor constraints and material costs, as well as impacts from delays in the national supply chain. The segment is working with suppliers and providers of goods and services in advance of construction to secure pricing and reduce delays for goods and services. The inflationary costs and national supply chain challenges experienced by the segment have increased costs but have not had significant impacts to the procurement of project materials. Such volatility and inflationary pressures may continue to have an impact on the segment's margins, including fixed-price construction contracts that are particularly vulnerable to the volatility of energy and material prices. These increases are partially offset by mitigation measures implemented by the Company, including escalation clauses in contracts, pre-purchased materials and other cost savings initiatives. The segment also continues recruitment and retention efforts to attract and retain employees. Accordingly, operating results in any particular period may not be indicative of the results that can be expected for any other period.

The need to ensure available specialized labor resources for projects also drives strategic relationships with customers and project margins. Challenges faced by the Company to ensure available specialized labor resources include an aging workforce and labor availability issues, as well as increasing duration and complexity of customer capital programs. Most of the markets the segment operates in have experienced labor shortages which in some cases have caused increased labor-related costs. The Company continues to monitor the labor markets and expects labor costs to continue to increase based on increases included in the collective bargaining agreements and, to a lesser extent, the recent escalated inflationary environment in the United States. Due to these and other factors, the Company believes overall customer and competitor demand for labor resources will continue to increase. In order to meet customer demand, the Company is planning for future labor needs, increasing recruiting efforts and developing labor both locally and nationally.

Earnings overview - The following information summarizes the performance of the construction services segment.

Years ended December 31,	2023	2022	2021	2023 vs. 2022 Variance	2022 vs. 2021 Variance
		(In millions)			
Operating revenues	$ 2,854.4	$ 2,699.2	$ 2,051.6	6 %	32 %
Cost of sales:					
Operation and maintenance	2,426.1	2,325.9	1,725.5	4 %	35 %
Depreciation and amortization	18.3	16.9	15.8	8 %	7 %
Taxes, other than income	88.1	80.4	62.4	10 %	29 %
Total cost of sales	2,532.5	2,423.2	1,803.7	5 %	34 %
Gross profit	321.9	276.0	247.9	17 %	11 %
Selling, general and administrative expense:					
Operation and maintenance	121.4	101.5	92.9	20 %	9 %
Depreciation and amortization	4.9	4.6	4.5	7 %	2 %
Taxes, other than income	5.1	5.3	4.8	(4)%	10 %
Total selling, general and administrative expense	131.4	111.4	102.2	18 %	9 %
Operating income	190.5	164.6	145.7	16 %	13 %
Other income	9.0	7.3	2.6	23 %	181 %
Interest expense	10.1	.2	(.1)	NM	NM
Income before income taxes	189.4	171.7	148.4	10 %	16 %
Income tax expense	47.0	42.2	36.2	11 %	17 %
Income from continuing operations	142.4	129.5	112.2	10 %	15 %
Discontinued operations, net of tax*	(5.2)	(4.7)	(2.8)	11 %	68 %
Net income	$ 137.2	$ 124.8	$ 109.4	10 %	14 %

*Discontinued operations includes interest on debt facilities repaid in connection with the Knife River separation.

NM - not meaningful

Operating Statistics

Business Line	Revenues 2023	2022	2021	Gross profit (loss) 2023	2022	2021
			(In millions)			
Electrical & mechanical						
Commercial	$ 1,204.0	$ 1,082.5	$ 553.2	$ 129.1	$ 105.2	$ 59.8
Industrial	473.3	405.7	457.5	45.3	43.4	51.3
Institutional	262.4	215.5	123.1	16.3	3.8	6.2
Renewables	55.4	151.1	12.3	3.5	(0.6)	1.2
Service & other	139.8	143.0	188.4	19.6	19.8	25.1
	2,134.9	1,997.8	1,334.5	213.8	171.6	143.6
Transmission & distribution						
Utility	677.5	645.1	630.5	105.1	100.3	92.4
Transportation	57.1	72.3	103.1	3.0	4.1	11.9
	734.6	717.4	733.6	108.1	104.4	104.3
Intrasegment eliminations	(15.1)	(16.0)	(16.5)	—	—	—
	$ 2,854.4	$ 2,699.2	$ 2,051.6	$ 321.9	$ 276.0	$ 247.9

2023 compared to 2022 Construction services earnings increased $12.4 million as a result of:

- Revenues increased $155.2 million.
  - Largely due to:
    - Increased electrical and mechanical revenues as a result of:
      - Higher commercial revenues driven largely by a $102.2 million increase in hospitality projects and $49.9 million in data center projects, both due to higher workloads, partially offset by lower general commercial and mechanical workloads of $23.0 million.
      - Higher industrial revenues on high-tech and government projects of $66.4 million and $15.5 million, respectively, partially offset by lower industrial and low voltage projects of $12.9 million.
      - Institutional revenues increased $46.8 million, largely the result of higher project workloads in the healthcare market.
    - Increased transmission and distribution revenues as a result of higher utility workloads for distribution projects of $71.0 million, transmission projects of $26.0 million, and gas and underground projects of $25.1 million. These increases were largely offset by lower workloads on electrical projects of $94.6 million.
  - Partially offset by:
    - Lower renewable revenues of $95.7 million due to timing of projects.
    - Lower transportation revenues of $15.2 million, primarily from lower workloads on street lighting, government, and electrical projects. These decreases were partially offset by higher traffic signalization projects.

- Gross profit increased $45.9 million.
  - Largely due to the increased electrical and mechanical revenues previously discussed.
  - Increased also as a result of margin improvement due to project mix and efficiency in labor and materials costs compared to the prior year.

- Selling, general and administrative expense increased $20.0 million resulting from higher payroll-related costs of $7.3 million, higher reserves for uncollectible accounts on certain projects of $6.0 million, increased office expense, and higher professional services related to operational activity.

- Other income increased $1.7 million, primarily related to the Company's joint ventures.

- Interest expense in continuing operations increased $9.9 million due to higher working capital needs and higher interest rates.

- Income tax expense in continuing operations increased $4.8 million as a result of higher income before income taxes.

2022 compared to 2021 Construction services earnings increased $15.4 million as a result of:
- Revenues increased $647.6 million.
  - Largely due to:
    - Increased electrical and mechanical revenues, partially as a result of inflationary pressures as well as:
      - Higher commercial revenues driven largely by a $251.5 million increase in hospitality projects due to the progress on large projects, a $121.8 million increase in data center projects driven by both the number of and progress on projects and an increase in general commercial projects as a result of project mix and progression of contracts.
      - Higher renewable revenues from the timing of and progress on projects.
      - Higher institutional revenues largely the result of increased activity and progress on projects from education projects of $26.0 million, healthcare projects of $24.1 million and government projects.
    - Increased utility revenues for electrical projects of $37.5 million, underground projects of $24.5 million, distribution projects of $12.7 million, telecommunications projects of $7.0 million and substation projects, with each sector being driven by higher customer demand. These increases were partially offset by lower transmission and storm work projects.
  - Partially offset by:
    - Lower industrial revenues driven by decreased demand for maintenance, high-tech and refinery projects and lower service revenues driven by decreased demand for the repair and maintenance of electrical and mechanical projects.
    - Lower transportation revenues, primarily from lower customer demand for street lighting projects of $39.8 million.

- Gross profit increased $28.1 million.
  - Largely due to the increased electrical and mechanical revenues previously discussed.
  - Partially offset by higher operating costs related to inflationary pressures, including labor, materials and equipment costs.

- Selling, general and administrative expense increased $9.2 million resulting from higher payroll-related costs of $5.7 million, increased expected credit losses of $2.4 million due to changes in estimates during 2021 and higher office expenses.

- Other income increased $4.7 million, primarily related to the Company's joint ventures.

- Interest expense in continuing operations increased $300,000 due to higher working capital needs and higher interest rates.

- Income tax expense in continuing operations increased $6.0 million as a result of higher income before income taxes.

Outlook On November 2, 2023, the Company announced its intent to pursue a tax-free spinoff of its wholly owned construction services business, MDU Construction Services. The Company's board of directors believes a tax-free spinoff of the construction services business supports the Company's goal of enhancing value for stockholders by becoming a pure-play regulated energy delivery company.

Some of the construction services projects are publicly funded, which is highly dependent on federal and state funding. The American Rescue Plan provides $1.9 trillion in COVID-19 relief funding for states, schools and local government including broadband infrastructure. States are beginning to move forward with allocating these funds based on federal criteria and state needs, and in some cases, funding of infrastructure projects could positively impact the segment. Additionally, the Infrastructure Investment and Jobs Act, was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating funds for investments for upgrades to electric and grid infrastructure, transportation systems, airports and electric vehicle infrastructure, all industries this segment supports. In addition, the IRA provides $369 billion in new funding for clean energy programs. These programs include new tax incentives for solar, battery storage and hydrogen development along with funding to expand the production of electric vehicles and the build out of infrastructure to support electric vehicles. The Company will continue to monitor the implementation of these legislative items.

The Company continues to have bidding opportunities in the specialty contracting markets in which it operated in during 2023, as evidenced by the segment's backlog. Although bidding remains highly competitive in all areas, the Company expects the segment's relationship with existing customers, skilled workforce, quality of service and effective cost management will continue to provide a benefit in securing and executing profitable projects in the future. The Company has also seen rapidly growing needs for services across the electric vehicle charging, solar generation and energy storage markets that complement existing renewable projects performed by the Company.

Backlog consists of the uncompleted portion of services to be performed under job-specific contracts. Contracts are subject to delay, default or cancellation, and contracts in our backlog are subject to changes in the scope of services to be provided, as well as adjustments to the costs. Backlog may also be affected by project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond our control, among other things. Accordingly, there is no assurance that backlog will be realized. As of December 31, 2023, the Company has not experienced any material impacts related to customer notices indicating that they no longer wish to proceed with the planned projects that have been included in backlog. The timing of contract awards, duration of large new contracts and the mix of services can significantly affect backlog. Backlog at any given point in time may not accurately represent the revenue or net income that is realized in any period. Also, the backlog as of the end of the year may not be indicative of the Operating revenues and Net income expected to be earned in the following year and should not be relied upon as a standalone indicator of future Operating revenues or Net income. Factors noted in Item 1A - Risk Factors can cause revenues to be realized in periods and at levels that are different from originally projected.

Subject to the foregoing discussion, the construction services segment's backlog at December 31 was as follows:

	2023		2022
	(In millions)		
Electrical & mechanical	$ **1,686**	$	1,861
Transmission & distribution	**325**		270
	$ **2,011**	$	2,131

The decrease in backlog at December 31, 2023, as compared to backlog at December 31, 2022, was largely attributable to the progress of completion on certain electrical and mechanical projects within industrial, renewables and commercial markets. This decrease in backlog has been partially offset by an increase in transmission and distribution project awards in both the transportation and utility markets.

Other

					2023 vs. 2022	2022 vs. 2021
Years ended December 31,	**2023**	2022		2021	Variance	Variance
		(In millions)				
Operating revenues	$ **8.0**	$ 5.8	$	4.6	38 %	26 %
Operating expenses:						
Operation and maintenance	**22.5**	22.9		18.2	(2)%	26 %
Depreciation and amortization	**4.1**	4.4		4.7	(7)%	(6)%
Taxes, other than income	**.1**	.2		—	(50)%	100%
Total operating expenses	**26.7**	27.5		22.9	(3)%	20 %
Operating loss	**(18.7)**	(21.7)		(18.3)	(14)%	(19)%
Gain on tax-free exchange of retained shares in Knife River	**186.6**	—		—	NM	NM
Other income (expense)	**15.7**	(.6)		1.1	NM	(155)%
Interest expense	**18.9**	.3		.2	NM	50 %
Income (loss) before income taxes	**164.7**	(22.6)		(17.4)	NM	(30)%
Income tax benefit	**(5.8)**	(5.4)		(3.1)	7 %	(74)%
Income (loss) from continuing operations	**170.5**	(17.2)		(14.3)	NM	(20)%
Discontinued operations, net of tax	**(60.0)**	122.3		138.6	(149)%	(12)%
Net income	$ **110.5**	$ 105.1	$	124.3	5 %	(15)%
NM - not meaningful						

On May 31, 2023, the Company completed the separation of Knife River, its former construction materials and contracting segment, into a new publicly traded company. As a result of the separation, the historical results of operations for Knife River are shown in discontinued operations, net of tax, except for allocated general corporate overhead costs of the company, which do not meet the criteria for income (loss) from discontinued operations. Also included in discontinued operations are strategic initiative costs associated with the separation of Knife River.

Also included in Other is insurance activity at the Company's captive insurer and general and administrative costs and interest expense previously allocated to the exploration and production and refining businesses that do not meet the criteria for income (loss) from discontinued operations.

In November 2023, the Company completed a tax-free exchange of its 5.7 million shares of its retained interest in Knife River, which is reflected in Other. This tax-free exchange resulted in a gain of $186.6 million. Other also benefited from higher interest income. Partially offsetting these items were higher interest expense, primarily related to debt issued in connection with the Knife River separation. Other also benefited from lower insurance claims experience in 2023 at the captive insurer compared to 2022.

During 2022, Other experienced higher operation and maintenance expense primarily related to costs that do not meet the criteria for income (loss) from discontinued operations, including costs associated with other strategic initiatives and general corporate overhead costs allocated to Knife River, partially offset by a reduction in the estimated losses recorded at the captive insurer. Other was positively impacted by higher premiums included in operating revenues in 2022 for the captive insurer compared to 2021. Discontinued operations reflect the historical results of operations for Knife River, as previously discussed.

Intersegment Transactions

Amounts presented in the preceding tables will not agree with the Consolidated Statements of Income due to the Company's elimination of intersegment transactions. The amounts related to these items were as follows:

Years ended December 31,	2023	2022	2021
		(In millions)	
Intersegment transactions:			
Operating revenues	$ 71.4 $	69.7 $	65.9
Operation and maintenance	9.3	11.5	7.0
Purchased natural gas sold	62.1	58.2	58.9
Other income	13.6	0.6	0.1
Interest expense	13.6	0.6	0.1

For more information on intersegment eliminations, see Item 8 - Note 18.

Liquidity and Capital Commitments

At December 31, 2023, the Company had cash, cash equivalents and restricted cash of $77.0 million and available borrowing capacity of $525.8 million under the outstanding credit facilities of the Company and its subsidiaries. The Company expects to meet its obligations for debt maturing within one year and its other operating and capital requirements from various sources, including internally generated funds; credit facilities and commercial paper of the Company and its subsidiaries, as described in Capital resources; and issuance of debt and equity securities if necessary.

Cash flows

Years ended December 31,	2023	2022	2021
		(In millions)	
Net cash provided by (used in)			
Operating activities	$ 332.6 $	510.0 $	495.8
Investing activities	(540.7)	(638.9)	(885.9)
Financing activities	204.6	155.2	384.7
Increase (decrease) in cash, cash equivalents and restricted cash	(3.5)	26.3	(5.4)
Cash, cash equivalents and restricted cash -- beginning of year	80.5	54.2	59.6
Cash, cash equivalents and restricted cash -- end of year	$ 77.0 $	80.5 $	54.2

Operating activities

Years ended December 31,	2023	2022	2021	2023 vs. 2022 Variance	2022 vs. 2021 Variance
			(In millions)		
Income from continuing operations	$ 480.4 $	250.8 $	242.5	$ 229.6 $	8.3
Adjustments to reconcile net income to net cash provided by operating activities	22.5	243.1	222.0	(220.6)	21.1
Changes in current assets and current liabilities, net of acquisitions:					
Receivables	110.4	(330.8)	(75.4)	441.2	(255.4)
Inventories	(27.6)	(15.6)	.1	(12.0)	(15.7)
Other current assets	(52.9)	(9.4)	(67.4)	(43.5)	58.0
Accounts payable	(76.7)	172.7	25.5	(249.4)	147.2
Other current liabilities	67.0	7.6	3.5	59.4	4.1
Pension and postretirement benefit plan contributions	(7.6)	(.1)	(.1)	(7.5)	—
Other noncurrent changes	(22.8)	(10.7)	(51.7)	(12.1)	41.0
Net cash provided by continuing operations	492.7	307.6	299.0	185.1	8.6
Net cash (used in) provided by discontinued operations	(160.1)	202.4	196.8	(362.5)	5.6
Net cash provided by operating activities	$ 332.6 $	510.0 $	495.8	$ (177.4) $	14.2

The changes in cash flows from operating activities generally follow the results of operations as discussed in Business Segment Financial and Operating Data and are affected by changes in working capital. The decrease in cash flows provided by operating activities in 2023 from 2022 was largely driven by increased cash used in discontinued operations, primarily cash used at Knife River in the five months of 2023 compared to cash provided by Knife River in the twelve months of 2022 and higher costs incurred in 2023 associated with the Knife River separation. Also contributing were the payment of increased natural gas costs and the purchase/sale of environmental allowances in 2023, as discussed in Note 7, all at the natural gas distribution business. Partially offsetting these items was higher cash from receivables due to the timing of the job activity, billing fluctuations and higher cash collections at the construction services business and the timing of collection of accounts receivable from customers at the natural gas distribution business.

The increase in cash flows provided by operating activities in 2022 from 2021 was driven by higher 2022 accounts payable for natural gas purchases due to higher natural gas prices and colder weather at the natural gas distribution business. In addition, an increase in cash from other current assets contributed to the improvement, largely related to a 2021 income tax overpayment that was utilized in 2022. Partially offsetting the increase was higher working capital needs at the construction services business due to fluctuations in job activity resulting in higher receivables in the period, as well as lower collections of accounts receivable compared to 2021, offset in part by increased accounts payable.

Investing activities

Years ended December 31,	2023	2022	2021	2023 vs. 2022 Variance	2022 vs. 2021 Variance
			(In millions)		
Capital expenditures	$ (519.7) $	(478.4) $	(485.2)	$ (41.3) $	6.8
Acquisitions, net of cash acquired	—	—	(2.5)	—	2.5
Net proceeds from sale or disposition of property	16.5	11.3	14.6	5.2	(3.3)
Cost of removal, net of salvage value	1.1	(11.8)	(11.4)	12.9	(.4)
Investments	16.3	(4.1)	(3.1)	20.4	(1.0)
Net cash used in continuing operations	(485.8)	(483.0)	(487.6)	(2.8)	4.6
Net cash used in discontinued operations	(54.9)	(155.9)	(398.3)	101.0	242.4
Net cash used in investing activities	$ (540.7) $	(638.9) $	(885.9)	$ 98.2 $	247.0

The decrease in cash used in investing activities in 2023 from 2022 was primarily the result of lower cash used in discontinued operations in the five months of 2023 versus twelve months of 2022, higher proceeds from investments in 2023, and the absence of 2022 plant removal costs at the electric business. This was partially offset by higher capital expenditures at the pipeline business for its expansion projects and increased capital expenditures at the natural gas distribution business, primarily higher natural gas distribution system improvements related to increased capacity, largely offset by lower capital expenditures for electric production and transmission projects.

The decrease in cash used in investing activities in 2022 from 2021 was primarily the result of lower cash used in discontinued operations for acquisition activity. Decreased capital expenditures at the pipeline business as a result of the North Bakken Expansion project being placed in service in February 2022 were mostly offset by increased capital expenditures at the natural gas distribution business for higher natural gas distribution projects, including natural gas mains and meters, and at the electric business for increased electric production projects, including the construction of Heskett Unit 4 and the repower of Diamond Willow.

Financing activities

Years ended December 31,	2023	2022	2021	2023 vs. 2022 Variance	2022 vs. 2021 Variance
			(In millions)		
Issuance of short-term borrowings	$ 810.0 $	38.5 $	50.0	$ 771.5 $	(11.5)
Repayment of short-term borrowings	(460.9)	—	(100.0)	(460.9)	100.0
Issuance of long-term debt	726.6	373.0	272.0	353.6	101.0
Repayment of long-term debt	(793.0)	(65.8)	(24.8)	(727.2)	(41.0)
Debt issuance costs	(2.5)	(1.1)	(.9)	(1.4)	(.2)
Proceeds from issuance of common stock	—	(.1)	88.8	.1	(88.9)
Dividends paid	(161.3)	(176.9)	(171.4)	15.6	(5.5)
Repurchase of common stock	(4.8)	(7.4)	(6.7)	2.6	(.7)
Tax withholding on stock-based compensation	(3.0)	(4.9)	(4.1)	1.9	(.8)
Net cash provided by continuing operations	$ 111.1 $	155.3 $	102.9	(44.2)	52.4
Net cash provided by (used in) discontinued operations	93.5	(0.1)	281.8	93.6	(281.9)
Net cash provided by financing activities	$ 204.6 $	155.2 $	384.7	$ 49.4 $	(229.5)

The increase in cash provided by financing activities in 2023 from 2022 was primarily due to higher issuance of short-term borrowings associated with the debt for equity exchange of the Knife River retained shares, as well as the issuance of short-term borrowings at the natural gas distribution business to fund higher natural gas costs. Also contributing were higher issuance of long-term debt at the Company to replace the Centennial debt repayment and to fund capital expenditures and increased cash provided by discontinued operations. Partially offsetting the increase was higher repayments of short-term and long-term debt at the construction services and natural gas distribution businesses. In addition, due to the Knife River separation, Centennial repaid all of its outstanding debt in the second quarter of 2023, which was facilitated by the Knife River repayment and the Company entering into various new debt instruments. Refer to Note 3 for additional information related to the repayment of debt associated with the Knife River separation. Refer to Note 10 for additional information related to the short-term debt related to the retained shares of Knife River.

The decrease in cash provided by financing activities in 2022 from 2021 was largely the result of increased repayment and decreased issuance of long-term debt in discontinued operations and the absence of the issuance of common stock under the Company's "at-the-market" offering during 2022, as discussed in Note 13. Partially offsetting these items were increased issuance of short-term debt as long-term debt replaced short-term debt in preparation of the separation of Knife River, the absence of a 2021 repayment of short-term borrowings at Montana-Dakota, and the increased issuance of long-term debt at the construction services business as a result of higher working capital needs.

Defined benefit pension plans

The Company has noncontributory qualified defined benefit pension plans for certain employees. Plan assets consist of investments in equity and fixed-income securities. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to the pension plans. Actuarial assumptions include assumptions about the discount rate and expected return on plan assets. For 2023, the Company assumed a long-term rate of return on its qualified defined pension plan assets of 6.5 percent. Due to market performance in the equity and fixed-income markets, the Company experienced an increase in the qualified defined pension plan assets. Differences between actuarial assumptions and actual plan results are deferred and amortized into expense when the accumulated differences exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. Therefore, this change in asset values will be reflected in future expenses of the plans beginning in 2024. The funded status of the plans improved $9.2 million, primarily due to the increase in plan assets, as discussed previously.

At December 31, 2023, the pension plans' accumulated benefit obligations exceeded these plans' assets by approximately $27.0 million. Pretax pension income reflected in the Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021, was $580,000, $2.3 million and $1.7 million, respectively. The Company's pension expense is currently projected to be approximately $800,000 in 2024. Funding for the pension plans is actuarially determined. The Company expects to contribute the minimum funding requirement of $3.3 million in 2024. There were no minimum required contributions for the years ended December 31, 2023, 2022, or 2021 due to an additional contribution of $20.0 million in 2019, which created prefunding credits that were used in future periods. For more information on the Company's pension plans, see Item 8 - Note 19.

Capital expenditures

The Company's capital expenditures for 2021 through 2023 and as anticipated for 2024 through 2026 are summarized in the following table.

	Actual (a)				Estimated		
	2021	2022	**2023** (b)		2024	2025	2026
			(In millions)				
Capital expenditures:							
Electric	$ 82	$ 134	$ **110**		$ 113	$ 154	$ 199
Natural gas distribution	170	240	**275**		337	301	288
Pipeline	235	62	**116**		107	77	42
Construction services (c)	29	36	**35**		52	—	—
Other	2	3	**1**		3	3	3
Total capital expenditures	$ 518	$ 475	$ **537**		$ 612	$ 535	$ 532

(a) Capital expenditures for 2023, 2022 and 2021 include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $13.1 million, $(3.8) million and $30.6 million, respectively.
(b) 2023 capital expenditures were funded by internal sources, long-term debt issuances and borrowings under credit facilities and issuance of commercial paper of the Company and its subsidiaries.
(c) Assumes proposed tax-free spinoff is completed in late 2024.

Planned utility investments in the Company's estimated capital expenditures for 2024 through 2026 include construction of electric transmission lines and substations, as well as natural gas delivery infrastructure, to serve a customer base that is expected to continue growing at 1 percent to 2 percent annually over the next five years; construction of JETx, a MISO approved project, in partnership with Otter Tail Power Company; and replacing and modernizing certain existing electric and natural gas utility infrastructure to ensure continued safe and reliable service to customers. At the pipeline business, the Company will focus on system growth to expand natural gas transmission capacity. A number of projects are included in the planned investments, including the Wahpeton Expansion project in North Dakota that is expected to be constructed in 2024. Planned investments at the construction services business include normal replacements and upgrades of the equipment that is used in the transmission and distribution, and electrical and mechanical services the company performs. For more information on the Company's growth projects, see Business Segment Financial and Operating Data.

Other estimated capital expenditures for the years 2024 through 2026 include those for:

- System upgrades
- Routine replacements
- Service extensions
- Routine equipment maintenance and replacements
- Buildings, land and building improvements
- Pipeline and natural gas storage projects
- Power generation and transmission opportunities
- Environmental upgrades
- Other growth opportunities

The Company continues to evaluate potential future acquisitions and other growth opportunities that would be incremental to the outlined capital program; however, they are dependent upon the availability of economic opportunities and, as a result, capital expenditures may vary significantly from the estimates in the preceding table. The Company continuously monitors its capital expenditures for project delays and changes in economic viability and adjusts as necessary. It is anticipated that all of the funds required for capital expenditures for the years 2024 through 2026 will be funded by various sources, including internally generated funds; credit facilities and commercial paper of the Company and its subsidiaries, as described later; and issuance of debt and equity securities if necessary.

Capital resources

The Company requires significant cash to support and grow its businesses. The primary sources of cash other than cash generated from operating activities are cash from revolving credit facilities, the issuance of long-term debt and the sale of equity securities.

Debt resources

Certain debt instruments of the Company's subsidiaries contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt instruments, the subsidiary companies must be in compliance with the applicable covenants and certain other conditions, all of which the subsidiaries, as applicable, were in compliance with at December 31, 2023. In the event the subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. As of December 31, 2023, the Company had investment grade credit ratings at all entities issuing debt. For more information on the covenants, certain other conditions and cross-default provisions, see Item 8 - Note 10.

The following table summarizes the outstanding revolving credit facilities of the Company's subsidiaries at December 31, 2023:

Company	Facility	Facility Limit		Amount Outstanding	Letters of Credit		Expiration Date
				(In millions)			
Montana-Dakota Utilities Co.	Commercial paper/Revolving credit agreement (a)	$ 200.0	$	144.2	$ —		10/18/28
Cascade Natural Gas Corporation	Revolving credit agreement	$ 100.0 (b)	$	15.4	$ 25.0	(c)	11/30/27
Intermountain Gas Company	Revolving credit agreement	$ 100.0 (d)	$	30.7	$ —		10/13/27
MDU Resources Group, Inc.	Revolving credit agreement	$ 150.0	$	—	$ —		5/29/24
MDU Resources Group, Inc.	Revolving credit agreement	$ 200.0 (e)	$	—	$ 8.9		5/31/28

(a) The commercial paper program is supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Montana-Dakota on stated conditions, up to a maximum of $250.0 million). At December 31, 2023, there were no amounts outstanding under the revolving credit agreement.
(b) Certain provisions allow for increased borrowings, up to a maximum of $125.0 million.
(c) Outstanding letter(s) of credit reduce the amount available under the credit agreement.
(d) Certain provisions allow for increased borrowings, up to a maximum of $125.0 million.
(e) Certain provisions allow for increased borrowings, up to a maximum of $250.0 million.

On April 25, 2023, Knife River issued $425.0 million of senior notes, pursuant to an indenture, due in 2031 to qualified institutional buyers. Knife River also entered into a new credit agreement which provided a revolving credit facility in an initial amount of up to $350.0 million and a senior secured term loan facility in an amount up to $275.0 million. The net proceeds from the notes offering, revolving credit facility and the term loan were used to repay $825.0 million of Knife River's intercompany obligations owed to Centennial. Centennial used the entirety of these proceeds from Knife River to repay a portion of its existing third-party indebtedness. Centennial repaid the remainder of its outstanding debt in the second quarter of 2023 with proceeds from various new debt instruments entered into by the Company.

The Montana-Dakota commercial paper program is supported by a revolving credit agreement. While the amount of commercial paper outstanding does not reduce available capacity under the revolving credit agreement, Montana-Dakota does not issue commercial paper in an aggregate amount exceeding the available capacity under their credit agreement. The commercial paper and revolving credit agreement borrowings may vary during the period, largely the result of fluctuations in working capital requirements due to the seasonality of certain operations of Montana-Dakota.

Total equity as a percent of total capitalization was 55 percent at December 31, 2023 and 54 percent at December 31, 2022, which includes discontinued operations. This ratio is calculated as the Company's total equity, divided by the Company's total capital. Total capital is the Company's total debt, excluding debt in discontinued operations and including short-term borrowings and long-term debt due within 12 months, plus total equity. Management believes this ratio is an indicator of how the Company is financing its operations, as well as its financial strength.

Montana-Dakota On October 18, 2023, Montana-Dakota amended and restated its revolving credit agreement to increase the borrowing capacity to $200.0 million and extend the maturity date to October 18, 2028. Montana-Dakota's objective is to maintain acceptable credit ratings in order to access the capital markets through the issuance of commercial paper. Historically, downgrades in credit ratings have not limited, nor are currently expected to limit, Montana-Dakota's ability to access the capital markets. If Montana-Dakota were to experience a downgrade of its credit ratings in the future, it may need to borrow under its credit agreement and may experience an increase in overall interest rates with respect to its cost of borrowings. Prior to the maturity of the credit agreement, Montana-Dakota expects that it will negotiate the extension or replacement of this agreement. If Montana-Dakota is unable to successfully negotiate an extension of, or replacement for, the credit agreement, or if the fees on this facility become too expensive, which Montana-Dakota does not currently anticipate, it would seek alternative funding.

Cascade Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On January 20, 2023, Cascade entered into a $150.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. On December 5, 2023, Cascade paid down $100.0 million of the outstanding balance, with the final $50.0 million repayment made on January 19, 2024.

On November 29, 2023, Cascade issued $100.0 million of senior notes under a note purchase agreement with a maturity date of November 30, 2033 and an interest rate of 6.39 percent. The agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Intermountain Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On January 20, 2023, Intermountain entered into a $125.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. In March, April and May 2023, Intermountain paid down $20.0 million, $30.0 million and $30.0 million, respectively, of the outstanding balance, with the final $45.0 million repayment made on January 19, 2024.

On November 29, 2023, Intermountain issued $25.0 million of senior notes under a note purchase agreement with a maturity date of November 30, 2033 and an interest rate of 6.19 percent. The agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Centennial On March 18, 2022, Centennial entered into a $100.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of March 17, 2023. On March 17, 2023, Centennial amended the agreement to extend the maturity date to September 15, 2023. On May 31, 2023, Centennial repaid the full balance outstanding under the term loan agreement.

On December 19, 2022, Centennial entered into a $135.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of December 18, 2023. On May 31, 2023, Centennial repaid the full balance outstanding under the term loan agreement.

On June 9, 2023, Centennial repaid the full balances outstanding on all its long-term senior note debt, which aggregated $455.0 million, as previously discussed.

MDU Resources Group, Inc. On May 1, 2023, the Company entered into a $75.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of November 1, 2023. On May 31, 2023, the Company repaid the full balance outstanding under the term loan agreement.

On May 31, 2023, the Company entered into a $150.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 29, 2024. At December 31, 2023, the Company had no amount outstanding. The agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

On May 31, 2023, the Company entered into a $200.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2028. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

On May 31, 2023, the Company entered into a $375.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2025. On November 15, 2023, the Company paid down $185.0 million of this term loan. The term loan agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loan and investments.

As discussed in Note 3, the Company retained 10 percent of the shares of Knife River with the intent to monetize its investment and provide proceeds to the Company. On November 6, 2023, the Company entered into a $310.0 million term loan agreement which was used to facilitate the tax-free debt for equity exchange. This term loan was repaid through a noncash exchange of the Company's shares in Knife River for $293.2 million and the remaining balance of this term loan was repaid in cash on November 10, 2023.

Equity Resources

In August 2020, the Company amended the Distribution Agreement dated February 22, 2019, with J.P. Morgan Securities LLC and MUFG Securities Americas Inc., as sales agents. This agreement, as amended, allows the offering, issuance and sale of up to 6.4 million shares of the Company's common stock in connection with an "at-the-market" offering. On August 10, 2023, the Company terminated the distribution agreement. Prior to the termination, the Company had capacity to issue up to 3.6 million additional shares of common stock under the "at-the-market" offering program. The Company was not subject to any termination penalties related to the termination of the distribution agreement. The Company had no issuances of shares under the "at-the-market" offering program in 2023 or 2022.

Dividend restrictions

For information on the Company's dividends and dividend restrictions, see Item 8 - Note 13.

Material cash requirements

For more information on the Company's contractual obligations on long-term debt, operating leases and purchase commitments, see Item 8 - Notes 10, 11 and 22. At December 31, 2023, the Company's material cash requirements under these obligations were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
		(In millions)			
Short-term debt	$ 95.0	$ —	$ —	$ —	$ 95.0
Long-term debt maturities*	61.3	488.4	286.7	1,468.2	2,304.6
Estimated interest payments**	112.3	192.3	156.3	833.8	1,294.7
Operating leases	25.9	28.7	10.4	25.7	90.7
Purchase commitments	674.9	466.7	244.5	670.3	2,056.4
	$ 969.4	$ 1,176.1	$ 697.9	$ 2,998.0	$ 5,841.4

* Unamortized debt issuance costs and discount are excluded from the table.
** Represents the estimated interest payments associated with the Company's long-term debt outstanding at December 31, 2023, assuming current interest rates and consistent amounts outstanding until their respective maturity dates over the periods indicated in the table above.

Material short-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2023, the current portion of asset retirement obligations was $784,000 and was included in other accrued liabilities on the Consolidated Balance Sheets.

Material long-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2023, the Company had total liabilities of $385.2 million related to asset retirement obligations that are excluded from the table above. Due to the nature of these obligations, the Company cannot determine precisely when the payments will be made to settle these obligations. For more information, see Item 8 - Note 12.

Not reflected in the previous table are $2.3 million in uncertain tax positions at December 31, 2023.

The Company's minimum funding requirements for its defined benefit pension plans for 2024, which are not reflected in the previous table, is $3.3 million. For information on potential contributions above the funding minimum requirements, see item 8 - Note 19.

The Company's MEPP contributions are based on union employee payroll, which cannot be determined in advance for future periods. The Company may also be required to make additional contributions to its MEPPs as a result of their funded status. For more information, see Item 1A - Risk Factors and Item 8 - Note 19.

New Accounting Standards

For information regarding new accounting standards, see Item 8 - Note 2, which is incorporated herein by reference.

Critical Accounting Estimates

The Company has prepared its financial statements in conformity with GAAP. The preparation of its financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors believed to be reasonable under the circumstances.

Critical accounting estimates are defined as estimates that require management to make assumptions about matters that are uncertain at the time the estimate was made and changes in the estimates could have a material impact on the Company's financial position or results of operations. The Company's critical accounting estimates are subject to judgments and uncertainties that affect the application of its significant accounting policies discussed in Item 8 - Note 2. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, the Company's financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of the following critical accounting estimates.

Goodwill

The Company performs its goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which the Company's reporting units operate or recent significant cash or operating losses with expectations that those losses will continue.

The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. For more information on the Company's operating segments, see Item 8 - Note 18. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2023, 2022 and 2021, there were no impairment losses recorded.

At October 31, 2023, the fair value substantially exceeded the carrying value at the Company's construction services reporting unit. The Company's annual impairment testing indicated the natural gas distribution reporting unit's fair value is not substantially in excess of its carrying value ("cushion"). Based on the Company's assessment, the estimated fair value of the natural gas distribution reporting unit exceeded its carrying value, which includes $345.7 million of goodwill, by approximately 4 percent as of October 31, 2023. The decrease in the natural gas distribution reporting unit's cushion from the prior year was primarily attributable to the risk adjusted cost of capital increasing from 6.4 percent in 2022 to 6.7 percent 2023, which directly correlates with the treasury rates at the date of the test. The natural gas distribution reporting unit is at risk of future impairment if projected operating results are not met or other inputs into the fair value measurement model change.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates which include assumptions about the Company's future revenue, profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, risk adjusted cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information.

The Company uses a discounted cash flow methodology for its income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects the best estimate of the risk adjusted cost of capital at each reporting unit. The risk adjusted cost of capital varies by reporting unit and was in the range of 6 percent to 10 percent in 2023, 6 percent to 9 percent for 2022 and 5 percent to 8 percent for 2021 from its continuing reporting units.

Under the market approach, the Company estimates fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies for each respective reporting unit. These multiples are applied to operating data for each reporting unit to arrive at an indication of fair value. In addition, the Company also uses a rate base multiple, based on recent comparable industry transactions, at its natural gas distribution reporting unit. With the exception of the rate base trading multiple, the Company adds a reasonable control premium when calculating the fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants. The Company used a 20 percent control premium in 2023 and 2022 and a 15 percent control premium in 2021.

The Company uses significant judgment in estimating its five-year forecast. The assumptions underlying cash flow projections are in sync as applicable with the Company's strategy and assumptions. Future projections are heavily correlated with the current year results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates are developed by management based on industry data, management's knowledge of the industry and management's strategic plans. The long-term growth rate varies by reporting unit. Construction services long-term growth rate was 3.0 percent in 2023, 2022 and 2021. Natural gas distribution's long-term growth rate was 3.0 percent, 2.85 percent and 1.6 percent in 2023, 2022 and 2021, respectively.

Regulatory accounting

The Company is subject to rate regulation by state public service commissions and/or the FERC. Regulatory assets generally represent incurred or accrued costs that have been deferred and are expected to be recovered in rates charged to customers. Regulatory liabilities generally represent amounts that are expected to be refunded to customers in future rates or amounts collected in current rates for future costs.

Management continually assesses the likelihood of recovery in future rates of incurred costs and refunds to customers associated with regulatory assets and liabilities. Decisions made by the various regulatory agencies can directly impact the amount and timing of these items. Therefore, expected recovery or refund of these deferred items generally is based on specific ratemaking decisions or precedent for each item. If future recovery of costs is no longer probable, the Company would be required to include those costs in the statement of income or accumulated other comprehensive loss in the period in which it is no longer deemed probable. The Company believes that the accounting subject to rate regulation remains appropriate and its regulatory assets are probable of recovery in current rates or in future rate proceedings. At December 31, 2023 and 2022, the Company's regulatory assets were $619.6 million and $494.8 million, respectively, and regulatory liabilities were $591.8 million and $474.9 million, respectively. At December 31, 2023 and 2022, regulatory assets in recovery were $496.1 million and $427.8 million, respectively, and regulatory assets not in recovery were $123.5 million and $67.0 million, respectively.

Revenue recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The recognition of revenue requires the Company to make estimates and assumptions that affect the reported amounts of revenue. The accuracy of revenues reported on the Consolidated Financial Statements depends on, among other things, management's estimates of total costs to complete projects because the Company uses the cost-to-cost measure of progress on construction contracts for revenue recognition.

To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment and the decision to combine a group of contracts or separate the combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. For most contracts, the customer contracts with the Company to provide a significant service of integrating a complex set of tasks and components into a single project. Hence, the Company's contracts are generally accounted for as one performance obligation.

The Company recognizes construction contract revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as the Company incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Since contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners. Changes in estimates could have a material effect on the Company's results of operations, financial position and cash flows. For the years ended December 31, 2023 and 2022, the Company's total construction contract revenue was $2.8 billion and $2.6 billion, respectively.

Several factors are evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, work force safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates are continually monitored and revised as information becomes available and actual costs and conditions surrounding the job become known. If a loss is anticipated on a contract, the loss is immediately recognized.

Contracts are often modified to account for changes in contract specifications and requirements. The Company considers contract modifications to exist when the modification either creates new or changes the existing enforceable rights and obligations. Generally, contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis.

The Company's construction contracts generally contain variable consideration including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. The Company estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration the Company expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. The Company only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, the Company considers if factors exist that could increase the likelihood of the magnitude of a potential reversal of revenue. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis.

The Company received notification from a customer on a large project with a contract that was billed on a time and materials basis with no stated maximum price, that it is withholding payment of approximately $31.0 million on remaining outstanding billings, including retention. The Company believes it has substantial defenses against these claims based upon the terms of the contract and the Company's belief that it has performed under the terms of the contract. The Company believes collection of the remaining outstanding billings, including retention is probable and, as a result, the Company has recognized the revenue from this project in its results. However, there is uncertainty surrounding this matter, including the potential long-term nature of dispute resolution, the Company filing a lien on the property and the broad range of possible consideration amounts as a result of negotiations and potential litigation to resolve the dispute.

The Company believes its estimates surrounding the cost-to-cost method are reasonable based on the information that is known when the estimates are made. The Company has contract administration, accounting and management control systems in place that allow its estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that the Company's estimates have changed in the past and will continually change in the future as new information becomes available for each job.

Pension and other postretirement benefits

The Company has noncontributory defined benefit pension plans and other postretirement benefit plans for certain eligible employees. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to these plans. Costs of providing pension and other postretirement benefits bear the risk of change, as they are dependent upon numerous factors based on assumptions of future conditions.

The Company makes various assumptions when determining plan costs, including the current discount rates and the expected long-term return on plan assets, actuarially determined mortality data and health care cost trend rates. In selecting the expected long-term return on plan assets, which is considered to be one of the key variables in determining benefit expense or income, the Company considers historical returns, current market conditions, the mix of investments and expected future market trends, including changes in interest rates and equity and bond market performance. Another key variable in determining benefit expense or income is the discount rate. In selecting the discount rate, the Company matches forecasted future cash flows of the pension and postretirement plans to a yield curve which consists of a hypothetical portfolio of high-quality corporate bonds with varying maturity dates, as well as other factors, as a basis. The Company's pension and other postretirement benefit plan assets are primarily made up of equity and fixed-income investments. Fluctuations in actual equity and bond market returns, as well as changes in general interest rates, may result in increased or decreased pension and other postretirement benefit costs in the future. Health care cost trend rates are determined by historical and future trends.

The Company believes the estimates made for its pension and other postretirement benefits are reasonable based on the information that is known when the estimates are made. These estimates and assumptions are subject to a number of variables and are expected to change in the future. Estimates and assumptions will be affected by changes in the discount rate, the expected long-term return on plan assets and health care cost trend rates. A 50 basis point change in the assumed discount rate and the expected long-term return on plan assets would have had the following effects at December 31, 2023:

	Pension Benefits		Other Postretirement Benefits	
	50 Basis Point Increase	50 Basis Point Decrease	50 Basis Point Increase	50 Basis Point Decrease
Discount rate	(In millions)			
Projected benefit obligation as of December 31, 2023	$ (12.0)	$ 13.0	$ (1.7)	$ 1.9
Net periodic benefit cost (credit) for 2024	$ .1	$ (.1)	$ (.2)	$ .2
Expected long-term return on plan assets				
Net periodic benefit cost (credit) for 2024	$ (1.4)	$ 1.4	$ (.4)	$ .4

A 100 basis point change in the assumed health care cost trend rates would have had the following effects at December 31, 2023:

	100 Basis Point Increase	100 Basis Point Decrease
	(In millions)	
Service and interest cost components for 2024	$ —	$ —
Postretirement benefit obligation as of December 31, 2023	$ 0.4	$ (0.4)

The Company plans to continue to use its current methodologies to determine plan costs. For more information on the assumptions used in determining plan costs, see Item 8 - Note 19.

Income taxes

The Company is required to make judgments regarding the potential tax effects of various financial transactions and ongoing operations to estimate the Company's obligation to taxing authorities. These tax obligations include income, real estate, franchise and sales/use taxes. Judgments related to income taxes require the recognition in the Company's financial statements that a tax position is more-likely-than-not to be sustained on audit.

Judgment and estimation is required in developing the provision for income taxes and the reporting of tax-related assets and liabilities and, if necessary, any valuation allowances. The interpretation of tax laws can involve uncertainty, since tax authorities may interpret such laws differently. Actual income tax could vary from estimated amounts and may result in favorable or unfavorable impacts to net income, cash flows and tax-related assets and liabilities. In addition, the effective tax rate may be affected by other changes including the allocation of property, payroll and revenues between states.

The Company assesses the deferred tax assets for recoverability taking into consideration historical and anticipated earnings levels; the reversal of other existing temporary differences; available net operating losses and tax carryforwards; and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this assessment, management must evaluate the need for, and amount of, a valuation allowance against the deferred tax assets. As facts and circumstances change, adjustment to the valuation allowance may be required.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of market fluctuations associated with commodity prices and interest rates. The Company has policies and procedures to assist in controlling these market risks and from time to time has utilized derivatives to manage a portion of its risk.

Interest rate risk

The Company uses fixed and variable rate long-term debt to partially finance capital expenditures, including acquisitions, and mandatory debt retirements. These debt agreements expose the Company to market risk related to changes in interest rates. The Company manages this risk by attempting to take advantage of favorable market conditions when timing the placement of long-term financing. The Company from time to time has utilized interest rate swap agreements to manage a portion of the Company's interest rate risk and may take advantage of such agreements in the future to minimize such risk. For additional information on the Company's long-term debt, see Item 8 - Notes 9 and 10. At December 31, 2023 and 2022, the Company had no outstanding interest rate hedges.

The following table shows the amount of long-term debt, which excludes unamortized debt issuance costs and discount, and related weighted average interest rates, both by expected maturity dates, as of December 31, 2023.

	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
				(Dollars in millions)				
Long-term debt:								
Fixed rate	$ 61.3	$ 157.7	$ 140.7	$ 20.7	$ 75.7	$ 1,468.2	$ 1,924.3	$ 1,672.1
Weighted average interest rate	4.2 %	4.0 %	5.8 %	7.3 %	4.4 %	4.4 %	4.5 %	
Variable rate	$ —	$ 190.0	$ —	$ 46.1	$ 144.2	$ —	$ 380.3	$ 380.3
Weighted average interest rate	— %	6.6 %	— %	8.5 %	5.9 %	— %	6.6 %	

Commodity price risk

The Company enters into commodity price derivative contracts to minimize the price volatility associated with natural gas costs for its customers at its natural gas distribution segment. At December 31, 2023 and 2022, these contracts were not material. For more information on the Company's derivatives, see Item 8 - Note 2.

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

The management of MDU Resources Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013)*.

Based on our evaluation under the framework in *Internal Control-Integrated Framework (2013)*, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

/s/ Nicole A. Kivisto   /s/ Jason L. Vollmer

Nicole A. Kivisto   Jason L. Vollmer
President and Chief Executive Officer   Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of MDU Resources Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 and December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from Contracts with Customers-Construction Contract Revenue-Refer to Notes 2 and 4 to the financial statements
Critical Audit Matter Description
The Company recognizes construction contract revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer, which occurs as the Company incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues, contract costs, and contract profits. The accounting for these contracts involves judgment, particularly as it relates to the process of determining the contract revenues and estimating total costs and profit for the performance obligation. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing are made during the contract performance period. The Company estimates variable consideration at the most likely amount it expects to be entitled to or expects to incur and includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. For the year ended December 31, 2023, the Company recognized $2.8 billion of construction contract revenue.

Given the judgments necessary to account for the Company's construction contracts including the use of estimates to determine the transaction price, total costs and profit for the performance obligations which are used to recognize revenue for construction contracts, auditing such estimates required extensive audit effort due to the volume and complexity of construction contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of total costs and profit for the performance obligations used to recognize revenue for construction contracts included the following, among others:

- We tested the design and operating effectiveness of management's controls over construction contract revenue, including those over management's estimation of total costs and profit for the performance obligations.

- We developed an expectation of the amount of construction contract revenues for certain performance obligations based on prior year markups, and taking into account current year events, applied to the construction contract costs in the current year and compared our expectation to the amount of construction contract revenues recorded by management.

- We selected a sample of construction contracts and performed the following:

  - Evaluated whether the contracts were properly included in management's calculation of construction contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.

  - Observed the work sites and inspecting the progress to completion for certain construction contracts.

  - Compared the transaction prices, including estimated variable consideration, to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

  - Evaluated management's identification of distinct performance obligations by evaluating whether the underlying goods and services were highly interdependent and interrelated.

  - Tested the accuracy and completeness of the costs incurred to date for the performance obligation.

  - Compared the total estimated contract revenue, including estimated variable consideration, to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

  - We evaluated the reasonableness of the estimated variable consideration in the contract revenue by:

    ◦ Evaluating the information supporting management's judgement as to the cause and contractual rights on the project

    ◦ Testing the accuracy of the identification of the underlying costs associated with the variable consideration.

  - Evaluated the estimates of total cost and profit for the performance obligation by:

    ◦ Comparing total costs incurred to date to the costs management estimated to be incurred to date and selecting specific cost types to compare costs incurred to date to management's estimated costs at completion.

    ◦ Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's project managers and engineers, and comparing the estimates to management's work plans, engineering specifications, and supplier contracts.

    ◦ Comparing management's estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.

  - Tested the mathematical accuracy of management's calculation of construction contract revenue for the performance obligation.

- We evaluated management's ability to estimate total costs and profits accurately by comparing actual costs and profits to management's historical estimates for performance obligations that have been fulfilled.

Regulatory Matters-Impact of Rate Regulation on the Financial Statements-Refer to Notes 2 and 21 to the financial statements
Critical Audit Matter Description
Through the Company's regulated utility businesses, it provides electric and natural gas services to customers, and generates, transmits, and distributes electricity. The Company is subject to rate regulation by federal and state utility regulatory agencies (collectively, the "Commissions"), which have jurisdiction with respect to the rates of electric and natural gas distribution companies in states where the Company operates. The Company's regulated utility businesses account for certain income and expense items under the provisions of regulatory accounting, which requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively, based on the expected regulatory treatment in future rates. The expected recovery, refund or future rate reduction of these deferred items generally is based on specific ratemaking decisions or precedent for each item. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; operating revenues; operation and maintenance expense; depreciation expense; and income taxes.

Rates are determined and approved in regulatory proceedings based on an analysis of the Company's costs to provide utility service and a return on the Company's investment in the regulated utility businesses. Regulatory decisions can have an impact on the recovery of costs, the rate of return earned on investment, and the timing and amount of assets to be recovered by rates. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Decisions to be made by the Commissions in the future will impact the accounting for regulated operations.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and (2) refunds or future rate reduction to customers. Given management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments requires specialized knowledge of accounting for rate regulation due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the Commissions included the following, among others:

- We tested the design and operating effectiveness of management's controls over the evaluation of the likelihood of (1) the recovery in future rates of costs incurred as property, plant, and equipment and deferred as regulatory assets; and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities. We tested management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commissions for the Company and other public utilities in the Company's significant jurisdictions, procedural memorandums, filings made by the Company or interveners, and other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the treatment of similar costs under similar circumstances. We evaluated the external information and compared to management's recorded regulatory asset and liability balances for completeness, and for any evidence that might contradict management's assertions.

- We obtained an analysis from management regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertion that amounts are probable of recovery, or a future reduction in rates.

- We inspected minutes of the board of directors to identify any evidence that may contradict management's assertions regarding probability of recovery or refunds. We also inquired of management regarding current year rate filings and new regulatory assets or liabilities.

Goodwill – Natural Gas Distribution Reporting Unit – Refer to Notes 2 and 8 to the financial statements
Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of the reporting unit to its carrying value. The Company determines the fair value of its reporting units using the discounted cash flow model and the market approach. The determination of the fair value using the discounted cash flow model requires management to make significant estimates and assumptions related to forecasts of future cash flows, earnings before interest, taxes, depreciation, and amortization (EBITDA), long-term growth rates, and discount rates. The determination of the fair value using the market approach requires management to make significant assumptions related to EBITDA multiples and rate base transaction multiples. Changes in these assumptions could have a significant impact on either the fair value or the amount of any goodwill impairment charge. The goodwill balance was $489 million as of December 31, 2023, of which $346 million was allocated to the Natural Gas Distribution Reporting Unit ("Natural Gas Distribution"). The fair value of Natural Gas Distribution exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized.

We identified goodwill for Natural Gas Distribution as a critical audit matter because of the significant estimates and assumptions management makes to estimate the fair value and the difference between its fair value and carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to forecasts of future cash flows, EBITDA, and selection of the discount rate, the long-term growth rate, and EBITDA and rate base transaction multiples.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future cash flows EBITDA, the discount rate, long-term growth rate, EBITDA and the rate base transaction multiples used by management to estimate the fair value of Natural Gas Distribution included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of Natural Gas Distribution, such as controls related to management's forecasts of future cash flows and EBITDA and the selection of the discount rate, long-term growth rate, EBITDA and rate base transaction multiples.

- We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in the Company press releases as well as in analyst and industry reports of the Company and companies in its peer group.

- We evaluated the impact of changes in management's forecasts from the October 31, 2023, annual measurement date to December 31, 2023.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology, discount rate, and long-term growth rate, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rate and long-term growth rate selected by management.

- With the assistance of our fair value specialists, we evaluated the EBITDA transaction multiples, including testing the underlying source information and mathematical accuracy of the calculations, and comparing the multiples selected by management to its guideline companies and transactions.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 22, 2024

We have served as the Company's auditor since 2002.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of MDU Resources Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 22, 2024, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 22, 2024

Consolidated Statements of Income

Years ended December 31,		2023		2022		2021
		(In thousands, except per share amounts)				
Operating revenues:						
Electric, natural gas distribution and regulated pipeline	$	1,789,637	$	1,736,397	$	1,390,992
Non-regulated pipeline, construction services and other		2,867,703		2,705,387		2,063,444
Total operating revenues		4,657,340		4,441,784		3,454,436
Operating expenses:						
Operation and maintenance:						
Electric, natural gas distribution and regulated pipeline		397,037		375,347		367,234
Non-regulated pipeline, construction services and other		2,573,835		2,450,347		1,842,697
Total operation and maintenance		2,970,872		2,825,694		2,209,931
Purchased natural gas sold		742,965		757,883		483,118
Depreciation and amortization		213,598		210,028		198,240
Taxes, other than income		196,046		186,173		157,991
Electric fuel and purchased power		107,881		92,007		74,105
Total operating expenses		4,231,362		4,071,785		3,123,385
Operating income		425,978		369,999		331,051
Realized gain on tax-free exchange of the retained shares in Knife River		186,556		—		—
Other income		41,672		11,228		25,724
Interest expense		114,308		80,698		70,709
Income before income taxes		539,898		300,529		286,066
Income taxes		59,473		49,761		43,544
Income from continuing operations		480,425		250,768		242,522
Discontinued operations, net of tax		(65,718)		116,721		135,609
Net income	$	414,707	$	367,489	$	378,131
Earnings per share - basic:						
Income from continuing operations	$	2.36	$	1.23	$	1.20
Discontinued operations, net of tax		(.32)		.58		.67
Earnings per share - basic	$	2.04	$	1.81	$	1.87
Earnings per share - diluted:						
Income from continuing operations	$	2.36	$	1.23	$	1.20
Discontinued operations, net of tax		(.33)		.58		.67
Earnings per share - diluted	$	2.03	$	1.81	$	1.87
Weighted average common shares outstanding - basic		203,640		203,358		202,076
Weighted average common shares outstanding - diluted		203,938		203,462		202,383

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31,		2023	2022	2021
			(In thousands)	
Net income	$	**414,707** $	367,489 $	378,131
Other comprehensive income (loss):				
Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $15, $177 and $145 in 2023, 2022 and 2021, respectively		**81**	413	446
Postretirement liability adjustment:				
Postretirement liability gains (losses) arising during the period, net of tax of $(201), $3,965 and $1,626 in 2023, 2022 and 2021, respectively		**(646)**	12,007	4,876
Amortization of postretirement liability losses included in net periodic benefit credit, net of tax of $78, $597 and $615 in 2023, 2022 and 2021, respectively		**242**	1,819	1,870
Reclassification of postretirement liability adjustment from regulatory asset, net of tax of $0, $(1,086) and $0 in 2023, 2022 and 2021, respectively		**—**	(3,265)	—
Postretirement liability adjustment		**(404)**	10,561	6,746
Net unrealized gain (loss) on available-for-sale investments:				
Net unrealized gain (loss) on available-for-sale investments arising during the period, net of tax of $46, $(177) and $(67) in 2023, 2022 and 2021, respectively		**173**	(667)	(252)
Reclassification adjustment for loss on available-for-sale investments included in net income, net of tax of $11, $31 and $36 in 2023, 2022 and 2021, respectively		**43**	114	134
Net unrealized gain (loss) on available-for-sale investments		**216**	(553)	(118)
Other comprehensive income (loss)		**(107)**	10,421	7,074
Comprehensive income attributable to common stockholders	$	**414,600** $	377,910 $	385,205

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31,	2023	2022
	(In thousands, except shares and per share amounts)	
Assets		
Current assets:		
Cash, cash equivalents and restricted cash	**$ 76,975**	$ 70,428
Receivables, net	**942,782**	1,064,340
Inventories	**87,392**	64,248
Current regulatory assets	**172,492**	165,092
Prepayments and other current assets	**84,082**	55,123
Current assets of discontinued operations	**—**	592,517
Total current assets	**1,363,723**	2,011,748
Noncurrent assets:		
Property, plant and equipment	**7,341,116**	6,874,629
Less accumulated depreciation and amortization	**2,220,206**	2,098,298
Net property, plant and equipment	**5,120,910**	4,776,331
Goodwill	**488,960**	488,960
Other intangible assets, net	**2,004**	4,102
Regulatory assets	**447,099**	329,659
Investments	**124,235**	128,827
Operating lease right-of-use assets	**74,363**	73,502
Other	**211,865**	161,901
Noncurrent assets of discontinued operations	**—**	1,685,751
Total noncurrent assets	**6,469,436**	7,649,033
Total assets	**$ 7,833,159**	$ 9,660,781
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings	**$ 95,000**	$ 38,500
Long-term debt due within one year	**61,319**	47,819
Accounts payable	**475,215**	525,560
Taxes payable	**58,110**	62,308
Dividends payable	**25,461**	45,245
Accrued compensation	**85,512**	59,470
Operating lease liabilities due within one year	**22,884**	21,307
Regulatory liabilities due within one year	**70,761**	26,440
Other accrued liabilities	**181,471**	156,031
Current liabilities of discontinued operations	**—**	496,923
Total current liabilities	**1,075,733**	1,479,603
Noncurrent liabilities:		
Long-term debt	**2,236,904**	2,317,848
Deferred income taxes	**458,548**	455,499
Asset retirement obligations	**384,371**	372,870
Regulatory liabilities	**521,050**	448,454
Operating lease liabilities	**51,645**	52,871
Other	**199,675**	180,603
Noncurrent liabilities of discontinued operations	**—**	765,904
Total noncurrent liabilities	**3,852,193**	4,594,049
Commitments and contingencies		
Stockholders' equity:		
Common stock Authorized - 500,000,000 shares, $1.00 par value Shares issued - 203,689,090 at December 31, 2023 and 204,162,814 at December 31, 2022	**203,689**	204,163
Other paid-in capital	**1,466,235**	1,466,037
Retained earnings	**1,253,693**	1,951,138
Accumulated other comprehensive loss	**(18,384)**	(30,583)
Treasury stock at cost - 538,921 shares at December 31, 2022	**—**	(3,626)
Total stockholders' equity	**2,905,233**	3,587,129
Total liabilities and stockholders' equity	**$ 7,833,159**	$ 9,660,781

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Equity

Years ended December 31, 2023, 2022 and 2021

	Common Stock		Other Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
				(In thousands, except shares)				
At December 31, 2020	201,061,198	$201,061	$1,371,385	$1,558,363	$(48,078)	(538,921)	$ (3,626)	$3,079,105
Net income	—	—	—	378,131	—	—	—	378,131
Other comprehensive income	—	—	—	—	7,074	—	—	7,074
Dividends declared on common stock	—	—	—	(174,084)	—	—	—	(174,084)
Employee stock-based compensation	—	—	14,709	—	—	—	—	14,709
Repurchase of common stock	—	—	—	—	—	(392,294)	(6,701)	(6,701)
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	—	—	(10,828)	—	—	392,294	6,701	(4,127)
Issuance of common stock	2,828,463	2,828	85,939	—	—	—	—	88,767
At December 31, 2021	203,889,661	203,889	1,461,205	1,762,410	(41,004)	(538,921)	(3,626)	3,382,874
Net Income	—	—	—	367,489	—	—	—	367,489
Other comprehensive income	—	—	—	—	10,421	—	—	10,421
Dividends declared on common stock	—	—	—	(178,761)	—	—	—	(178,761)
Employee stock-based compensation	—	—	10,254	—	—	—	—	10,254
Repurchase of common stock	—	—	—	—	—	(266,821)	(7,399)	(7,399)
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	—	—	(12,303)	—	—	266,821	7,399	(4,904)
Issuance of common stock	273,153	274	6,881	—	—	—	—	7,155
At December 31, 2022	204,162,814	204,163	1,466,037	1,951,138	(30,583)	(538,921)	(3,626)	3,587,129
Net income	—	—	—	414,707	—	—	—	414,707
Other comprehensive loss	—	—	—	—	(107)	—	—	(107)
Dividends declared on common stock	—	—	—	(142,033)	—	—	—	(142,033)
Employee stock-based compensation	—	—	6,781	—	—	—	—	6,781
Repurchase of common stock	—	—	—	—	—	(153,622)	(4,811)	(4,811)
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	—	—	(7,851)	—	—	153,622	4,811	(3,040)
Separation of Knife River	(538,921)	(539)	—	(970,119)	12,306	538,921	3,626	(954,726)
Issuance of common stock	65,197	65	1,268	—	—	—	—	1,333
At December 31, 2023	**203,689,090**	**$203,689**	**$1,466,235**	**$1,253,693**	**$(18,384)**	**—**	**$ —**	**$2,905,233**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31,		2023	2022	2021
		(In thousands)		
Operating activities:				
Net income	$	414,707 $	367,489 $	378,131
Less: income (loss) from discontinued operations, net of tax		(65,718)	116,721	135,609
Income from continuing operations		480,425	250,768	242,522
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		213,598	210,028	198,240
Deferred income taxes		(4,414)	21,248	27,393
Provision for credit losses		13,624	5,595	1,037
Amortization of debt issuance costs		1,207	978	930
Employee stock-based compensation costs		6,309	8,982	12,857
Pension and postretirement benefit plan net periodic benefit credit		(5,380)	(7,323)	(5,990)
Unrealized losses (gains) on investments		(7,493)	10,207	(6,096)
Gains on sales of assets		(8,521)	(6,631)	(6,418)
Gain on tax-free exchange of the retained shares in Knife River		(186,556)	—	—
Changes in current assets and liabilities, net of acquisitions:				
Receivables		110,434	(330,809)	(75,380)
Inventories		(27,594)	(15,555)	138
Other current assets		(52,882)	(9,404)	(67,389)
Accounts payable		(76,679)	172,664	25,511
Other current liabilities		66,997	7,569	3,462
Pension and postretirement benefit plan contributions		(7,643)	(82)	(83)
Other noncurrent changes		(22,675)	(10,582)	(51,787)
Net cash provided by continuing operations		492,757	307,653	298,947
Net cash (used in) provided by discontinued operations		(160,130)	202,411	196,830
Net cash provided by operating activities		332,627	510,064	495,777
Investing activities:				
Capital expenditures		(519,726)	(478,425)	(485,197)
Acquisitions, net of cash acquired		—	—	(2,500)
Net proceeds from sale or disposition of property		16,474	11,340	14,585
Cost of removal, net of salvage value		1,170	(11,780)	(11,363)
Investments		16,302	(4,138)	(3,136)
Net cash used in continuing operations		(485,780)	(483,003)	(487,611)
Net cash used in discontinued operations		(55,011)	(155,878)	(398,267)
Net cash used in investing activities		(540,791)	(638,881)	(885,878)
Financing activities:				
Issuance of short-term borrowings		810,000	38,500	50,000
Repayment of short-term borrowings		(460,901)	—	(100,000)
Issuance of long-term debt		726,700	373,046	272,043
Repayment of long-term debt		(792,998)	(65,764)	(24,758)
Debt issuance costs		(2,521)	(1,129)	(918)
Proceeds from issuance of common stock		—	(150)	88,767
Dividends paid		(161,316)	(176,915)	(171,354)
Repurchase of common stock		(4,811)	(7,399)	(6,701)
Tax withholding on stock-based compensation		(3,040)	(4,904)	(4,126)
Net cash provided by continuing operations		111,113	155,285	102,953
Net cash provided by (used in) discontinued operations		93,509	(112)	281,762
Net cash provided by financing activities		204,622	155,173	384,715
Increase (decrease) in cash, cash equivalents and restricted cash		(3,542)	26,356	(5,386)
Cash, cash equivalents and restricted cash - beginning of year		80,517	54,161	59,547
Cash, cash equivalents and restricted cash - end of year *	$	76,975 $	80,517 $	54,161

*Includes cash of discontinued operations of $10.1 million and $10.4 million for the years ended December 31, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation

The abbreviations and acronyms used throughout are defined following the Notes to Consolidated Financial Statements. The consolidated financial statements of the Company include the accounts of the following businesses: electric, natural gas distribution, pipeline, construction services and other. The electric and natural gas distribution businesses, as well as a portion of the pipeline business, are regulated. Construction services and other, as well as a portion of the pipeline business, are non-regulated. For further descriptions of the Company's businesses, see Note 18.

The Company announced strategic initiatives in 2022 as part of the Company's continuous review of its business. On May 31, 2023, the Company completed the separation of Knife River, formerly the construction materials and contracting segment, which resulted in two independent, publicly traded companies, MDU Resources Group, Inc. and Knife River. The Company's board of directors approved the distribution of approximately 90 percent of the issued and outstanding shares of Knife River to the Company's stockholders. Stockholders of the Company received one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution. The Company retained approximately 10 percent or 5.7 million shares of Knife River common stock immediately following the separation, which was disposed of in a tax-free exchange in November 2023. The separation of Knife River was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes.

The Company's consolidated financial statements and accompanying notes for the current and prior periods have been restated to present the results of operations and the assets and liabilities of Knife River as discontinued operations, other than certain corporate overhead costs of the Company historically allocated to Knife River, which are reflected in Other. Also included in discontinued operations in the Consolidated Statements of Income are the supporting activities of Fidelity and certain interest expense related to financing activity associated with the Knife River separation. The assets and liabilities of the Company's discontinued operations are included in current assets of discontinued operations, noncurrent assets of discontinued operations, current liabilities of discontinued operations and noncurrent liabilities of discontinued operations on the Consolidated Balance Sheets. Unless otherwise indicated, the amounts presented in the accompanying notes to the consolidated financial statements relate to the Company's continuing operations.

On November 2, 2023, the Company announced its intent to pursue a tax-free spinoff of its wholly owned construction services business, MDU Construction Services. The Company's board of directors believes a tax-free spinoff of the construction services business supports the Company's goal of enhancing value for stockholders by becoming a pure-play regulated energy delivery company.

Management has also evaluated the impact of events occurring after December 31, 2023, up to the date of issuance of these consolidated financial statements on February 22, 2024, that would require recognition or disclosure in the financial statements.

Principles of consolidation

The consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation, except for certain transactions related to the Company's regulated operations in accordance with GAAP. For more information on intercompany revenues, see Note 18.

The statements also include the Company's ownership interests in the assets, liabilities and expenses of jointly owned electric transmission and generating facilities. See Note 20 for additional information.

Use of estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; environmental and other loss contingencies; regulatory assets expected to be recovered in rates charged to customers; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; asset retirement obligations; lease classification; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Note 2 - Significant Accounting Policies

New accounting standards

The following table provides a brief description of the accounting pronouncements applicable to the Company and the potential impact on its financial statements and or disclosures:

Standard	Description	Effective date	Impact on financial statements/ disclosures
Recently adopted accounting standards			
ASU 2020-04 - Reference Rate Reform	In March 2020, the FASB issued optional guidance to ease the facilitation of the effects of reference rate reform on financial reporting. The guidance applies to certain contract modifications, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Beginning January 1, 2022, LIBOR or other discontinued reference rates cannot be applied to new contracts. New contracts will incorporate a new reference rate, which includes SOFR. LIBOR or other discontinued reference rates cannot be applied to contract modifications or hedging relationships entered into or evaluated after December 31, 2022. Existing contracts referencing LIBOR or other reference rates expected to be discontinued must identify a replacement rate by June 30, 2023.	Effective as of March 12, 2020 through December 31, 2022	For more information, see ASU 2022-06 - Reference Rate Reform: Deferral of Sunset Date below.
ASU 2022-06 - Reference Rate Reform: Deferral of Sunset Date	In December 2022, the FASB included a sunset provision within ASC 848 based on expectations of when LIBOR would cease being published. At the time ASU 2020-04 was issued, the UK Financial Conduct Authority had established its intent to cease overnight tenors of LIBOR after December 31, 2021. In March 2021, the UK Financial Conduct Authority announced that the intended cessation date of the overnight tenors of LIBOR would be June 30, 2023 which is beyond the current sunset date of ASC 848. The amendments in this Update defer the sunset date of ASC 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848.	December 31, 2024	The Company has updated its credit agreements to include language regarding the successor or alternate rate to LIBOR. The Company does not expect the guidance to have a material impact on its results of operations, financial position, cash flows or disclosures.
Recently issued accounting standards not yet adopted			
ASU 2023-05 Business Combinations - Joint Venture Formations - Recognition and Initial Measurement	In August 2023, the FASB issued guidance on accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statement in order to provide decision-useful information to investors and other allocators of capital (collectively investors) in a joint venture's financial statements and reduce diversity in practice. The new basis of accounting will require that a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with the exceptions to fair value measurement that are consistent with the business combinations guidance). A joint venture that was formed before January 1, 2025 may elect to apply the guidance retrospectively if it has sufficient information.	Effective prospectively for all joint venture formations with a formation date on or after January 1, 2025.	The Company is currently evaluating the impact the guidance will have on its interim and annual disclosures for the year ended December 31, 2025.
ASU 2023-07 Segment Reporting - Improvements to Reportable Segment Disclosures	In November 2023, the FASB issued guidance on improving financial reporting by requiring disclosure of incremental segment information, primarily through enhanced disclosures about significant segment expenses, on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses.	Effective for fiscal year December 31, 2024 and interim periods beginning January 1, 2025, with prior periods disclosed in the period of adoption.	The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2024 and future interim periods.
ASU 2023-09 Income Taxes - Improvements to Income Tax Disclosures an Amendment, December 2023	The FASB issued guidance to address investors requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information and effectiveness of income tax disclosures.	December 31, 2025	The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2025.

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash represents deposits held by the Company's captive insurance company that is required by state insurance regulations to remain in the captive insurance company. The Company had restricted cash of $28.1 million and $35.6 million at December 31, 2023 and 2022, respectively.

Revenue recognition

Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.

The electric and natural gas distribution segments generate revenue from the sales of electric and natural gas products and services, which includes retail and transportation services. These segments establish a customer's retail or transportation service account based on the customer's application/ contract for service, which indicates approval of a contract for service. The contract identifies an obligation to provide service in exchange for delivering or standing ready to deliver the identified commodity; and the customer is obligated to pay for the service as provided in the applicable tariff. The product sales are based on a fixed rate that includes a base and per-unit rate, which are included in approved tariffs as determined by state or federal regulatory agencies. The quantity of the commodity consumed or transported determines the total per-unit revenue. The service provided, along with the product consumed or transported, are a single performance obligation because both are required in combination to successfully transfer the contracted product or service to the customer. Revenues are recognized over time as customers receive and consume the products and services. The method of measuring progress toward the completion of the single performance obligation is on a per-unit output method basis, with revenue recognized based on the direct measurement of the value to the customer of the goods or services transferred to date. For contracts governed by the Company's utility tariffs, amounts are billed monthly with the amount due between 15 and 22 days of receipt of the invoice depending on the applicable state's tariff. For other contracts not governed by tariff, payment terms are net 30 days. At this time, the segment has no material obligations for returns, refunds or other similar obligations.

The pipeline segment generates revenue from providing natural gas transportation and underground storage services, as well as other energy-related services to both third parties and internal customers, largely the natural gas distribution segment. The pipeline segment establishes a contract with a customer based upon the customer's request for firm or interruptible natural gas transportation or storage service(s). The contract identifies an obligation for the segment to provide the requested service(s) in exchange for consideration from the customer over a specified term. Depending on the type of service(s) requested and contracted, the service provided may include transporting or storing an identified quantity of natural gas and/or standing ready to deliver or store an identified quantity of natural gas. Natural gas transportation and storage revenues are based on fixed rates, which may include reservation fees and/or per-unit commodity rates. The services provided by the segment are generally treated as single performance obligations satisfied over time simultaneous to when the service is provided and revenue is recognized. Rates for the segment's regulated services are based on its FERC approved tariff or customer negotiated rates, and rates for its non-regulated services are negotiated with its customers and set forth in the contract. For contracts governed by the company's tariff, amounts are billed on or before the ninth business day of the following month and the amount is due within 12 days of receipt of the invoice. For other contracts not governed by the tariff, payment terms are net 30 days. At this time, the segment has no material obligations for returns, refunds or other similar obligations.

The construction services segment generates revenue from specialty contracting services which also includes the sale of construction equipment and other supplies. This segment provides specialty contracting services to a customer when a contract has been signed by both the customer and a representative of the segment obligating a service to be provided in exchange for the consideration identified in the contract. The nature of the services this segment provides generally includes multiple promised goods and services in a single project to create a distinct bundle of goods and services, which the Company has determined are single performance obligations. The transaction price includes the fixed consideration required pursuant to the original contract price together with any additional consideration, to which the Company expects to be entitled to, associated with executed change orders plus the estimate of variable consideration to which the Company expects to be entitled, subject to the following constraint. The nature of the segment's contracts gives rise to several types of variable consideration. Examples of variable consideration include: liquidated damages; performance bonuses or incentives and penalties; claims; unpriced change orders; and index pricing. The variable amounts usually arise upon achievement of certain performance metrics or change in project scope. The Company estimates the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicts the most likely amount of consideration the Company expects to be entitled to or expects to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration are made during the contract performance period. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on the assessment of anticipated performance and all information (historical, current, and forecasted) that is reasonably available to management. The Company only includes variable consideration in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Changes in circumstances could impact management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration is constrained, the Company considers if factors exist that could increase the likelihood or the magnitude of a potential reversal of revenue. The Company updates its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price is recognized as an adjustment to revenue on a cumulative catch-up basis. Contract revenue is recognized over time using the input method based on the measurement of progress on a project. This is the preferred method of measuring revenue because the costs incurred have been determined to represent the best indication of the overall progress toward the transfer of such goods or services promised to a customer. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This segment also sells construction equipment and other supplies to third parties and internal customers. The contract for these sales is the use of a sales order or invoice, which includes the pricing and payment terms. All such contracts include a single performance obligation for the delivery of a single distinct product or a distinct separately identifiable bundle of products and services. Revenue is recognized at a point in time when the performance obligation has been satisfied with the delivery of the products or services. The warranties associated with the sales are those consistent with a standard warranty that the product meets certain specifications for quality or those required by law. For most contracts, amounts billed to customers are due within 30 days of receipt. There are no material obligations for returns, refunds or other similar obligations.

The Company recognizes all other revenues when services are rendered or goods are delivered.

Legal costs
The Company expenses external legal fees as they are incurred.

Receivables and allowance for expected credit losses
Receivables consist primarily of trade and contracting services receivables from the sale of goods and services net of expected credit losses. The Company's trade receivables are all due in 12 months or less. The total balance of receivables past due 90 days or more was $45.7 million and $34.3 million at December 31, 2023 and 2022, respectively.

The Company's expected credit losses are determined through a review using historical credit loss experience, changes in asset specific characteristics, current conditions and reasonable and supportable future forecasts, among other specific account data, and is performed at least quarterly. The Company develops and documents its methodology to determine its allowance for expected credit losses at each of its reportable business segments. Risk characteristics used by the business segments may include customer mix, knowledge of customers and general economic conditions of the various local economies, among others. Specific account balances are written off when management determines the amounts to be uncollectible. Management has reviewed the balance reserved through the allowance for expected credit losses and believes it is reasonable.

Details of the Company's expected credit losses were as follows:

	Electric	Natural gas distribution	Pipeline	Construction services	Total
	(In thousands)				
At December 31, 2021	$ 269	$ 1,506	$ 2	$ 2,533	$ 4,310
Current expected credit loss provision	1,325	4,084	—	186	5,595
Less write-offs charged against the allowance	1,625	4,913	—	625	7,163
Credit loss recoveries collected	406	938	—	68	1,412
At December 31, 2022	375	1,615	2	2,162	4,154
Current expected credit loss provision	1,645	5,777	—	6,202	13,624
Less write-offs charged against the allowance	1,994	7,355	2	455	9,806
Credit loss recoveries collected	388	1,152	—	58	1,598
At December 31, 2023	$ 414	$ 1,189	$ —	$ 7,967	$ 9,570

Receivables also consist of accrued unbilled revenue representing revenues recognized in excess of amounts billed. Accrued unbilled revenue at MDU Energy Capital was $132.0 million and $181.8 million at December 31, 2023 and 2022, respectively.

Amounts representing balances billed but not paid by customers under retainage provisions in contracts at December 31 were as follows:

	2023	2022
	(In thousands)	
Short-term retainage*	$ 84,474	$ 91,474
Long-term retainage**	21,355	19,511
Total retainage	$ 105,829	$ 110,985

 * Expected to be paid within 12 months or less and included in receivables, net.
** Included in noncurrent assets - other.

Inventories and natural gas in storage

Natural gas in storage for the Company's regulated operations is generally valued at lower of cost or market using the last-in, first-out method or lower of cost or net realizable value using the average cost or first-in, first-out method. The majority of all other inventories are valued at the lower of cost or net realizable value using the average cost method. The portion of the cost of natural gas in storage expected to be used within 12 months was included in inventories. Inventories at December 31 consisted of:

	2023	2022
	(In thousands)	
Natural gas in storage (current)	$ 39,377	$ 22,533
Merchandise for resale	34,955	27,910
Materials and supplies	5,460	6,846
Other	7,600	6,959
Total	$ 87,392	$ 64,248

The remainder of natural gas in storage, which largely represents the cost of gas required to maintain pressure levels for normal operating purposes, was included in noncurrent assets - other and was $48.5 million and $47.5 million at December 31, 2023 and 2022, respectively.

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the original cost of the asset is charged to accumulated depreciation. With respect to the retirement or disposal of all other assets, the resulting gains or losses are recognized as a component of income.

The Company is permitted to capitalize AFUDC on regulated construction projects and to include such amounts in rate base when the related facilities are placed in service. In addition, the Company capitalizes interest, when applicable, on certain contracting services projects associated with its other operations. The amount of AFUDC for the years ended December 31 was as follows:

	2023	2022	2021
	(In thousands)		
AFUDC - borrowed	$ 10,035	$ 2,236	$ 2,833
AFUDC - equity	$ 1,894	$ 2,165	$ 6,961

Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets.

The Company collects removal costs for certain plant assets in regulated utility rates. These amounts are recorded as regulatory liabilities on the Consolidated Balance Sheets.

Impairment of long-lived assets, excluding goodwill

The Company reviews the carrying values of its long-lived assets, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company tests long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets that are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. The impairments are recorded in operation and maintenance expense on the Consolidated Statements of Income.

No impairment losses were recorded in 2023, 2022 or 2021. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date.

Natural gas costs recoverable or refundable through rate adjustments

Under the terms of certain orders of the applicable state public service commissions, the Company is deferring natural gas commodity, transportation and storage costs that are greater or less than amounts presently being recovered through its existing rate schedules. Such orders generally provide that these amounts are recoverable or refundable through rate adjustments. Natural gas costs recoverable through rate adjustments were $154.3 million and $141.3 million at December 31, 2023 and 2022, respectively, which were included in current regulatory assets and noncurrent assets - regulatory assets on the Consolidated Balance Sheets. Natural gas costs refundable through rate adjustments were $43.2 million and $1.0 million at December 31, 2023 and 2022, respectively, which were included in regulatory liabilities due within one year on the Consolidated Balance Sheets.

Electric fuel and purchased power deferral

Under the terms of certain orders of the applicable state public service commissions, the Company is deferring electric fuel and purchased power costs that are greater or less than amounts presently being recovered through its existing rate schedules. Such orders generally provide that these amounts are recoverable or refundable through rate adjustments. Electric fuel and purchased power costs recoverable were $33.9 million and $2.7 million at December 31, 2023 and 2022, respectively, which were included in current regulatory assets on the Consolidated Balance Sheets. Electric fuel and purchased power costs refundable was $4.9 million at December 31, 2022, which was included in regulatory liabilities due within one year on the Consolidated Balance Sheets.

Regulatory assets and liabilities

The Company's regulated businesses are subject to various state and federal agency regulations. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the FERC as well as the provisions of ASC 980 - *Regulated Operations*. These accounting policies differ in some respects from those used by the Company's non-regulated businesses.

The Company's regulated businesses account for certain income and expense items under the provisions of regulatory accounting, which requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively. The Company records regulatory assets or liabilities at the time the Company determines the amounts to be recoverable in current or future rates. Regulatory assets and liabilities are being amortized consistently with the regulatory treatment established by the FERC and the applicable state public service commission. See Note 6 for more information regarding the nature and amounts of these regulatory deferrals.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which the Company completes in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired.

The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. For more information on the Company's operating segments, see Note 18. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2023, 2022 and 2021, there were no impairment losses recorded.

Investments

The Company's investments include the cash surrender value of life insurance policies, insurance contracts, mortgage-backed securities and U.S. Treasury securities. The Company measures its investment in the insurance contracts at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Income. The Company has not elected the fair value option for its mortgage-backed securities and U.S. Treasury securities and, as a result, the unrealized gains and losses on these investments are recorded in accumulated other comprehensive loss. For more information, see Notes 9 and 19.

Variable interest entities

The Company evaluates its arrangements and contracts with other entities to determine if they are VIEs and if so, if the Company is the primary beneficiary. GAAP provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interest and results of activities of a VIE in its consolidated financial statements.

A VIE should be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated.

The Company's evaluation of whether it qualifies as the primary beneficiary of a VIE involves significant judgments, estimates and assumptions and includes a qualitative analysis of the activities that most significantly impact the VIE's economic performance and whether the Company has the power to direct those activities, the design of the entity, the rights of the parties and the purpose of the arrangement.

Joint ventures

The Company accounts for unconsolidated joint ventures using either the equity method or proportionate consolidation. The Company currently holds interests of 50 percent in joint ventures formed primarily for the purpose of pooling resources on construction contracts. Proportionate consolidation is used for joint ventures that include unincorporated legal entities and activities of the joint venture which are construction-related. For those joint ventures accounted for under proportionate consolidation, only the Company's pro rata share of assets, liabilities, revenues and expenses are included in the Company's balance sheet and results of operations.

For those joint ventures accounted for using proportionate consolidation, the Company recorded in its Consolidated Statements of Income $7.8 million, $14.8 million, and $14.7 million of revenue for the years ended December 31, 2023, 2022 and 2021, respectively, and $2.1 million, $3.0 million and $4.7 million of operating income for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023 and 2022, the Company had interest in assets from these joint ventures of $1.8 million and $2.4 million, respectively.

For those joint ventures accounted for under the equity method, the Company's investment balances for the joint venture is included in Investments in the Consolidated Balance Sheets and the Company's pro rata share of net income is included in Other income in the Consolidated Statements of Income. The Company's investments in equity method joint ventures were net assets of $6.2 million and $1.3 million at December 31, 2023 and 2022, respectively. In 2023, 2022 and 2021, the Company recognized income from equity method joint ventures of $4.9 million, $5.9 million and $878,000, respectively.

Derivative instruments

The Company enters into commodity price derivative contracts in order to minimize the price volatility associated with customer natural gas costs at its natural gas distribution segment. These derivatives are not designated as hedging instruments and are recorded in the Consolidated Balance Sheets at fair value. Changes in the fair value of these derivatives along with any contract settlements are recorded each period in regulatory assets or liabilities in accordance with regulatory accounting. The Company does not enter into any derivatives for trading or other speculative purposes.

The Company did not enter into any commodity price derivative contracts during 2023 or 2022.

Leases

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company recognizes leases with an original lease term of 12 months or less in income on a straight-line basis over the term of the lease and does not recognize a corresponding right-of-use asset or lease liability. The Company determines the lease term based on the non-cancelable and cancelable periods in each contract. The non-cancelable period consists of the term of the contract that is legally enforceable and cannot be canceled by either party without incurring a significant penalty. The cancelable period is determined by various factors that are based on who has the right to cancel a contract. If only the lessor has the right to cancel the contract, the Company will assume the contract will continue. If the lessee is the only party that has the right to cancel the contract, the Company looks to asset, entity and market-based factors. If both the lessor and the lessee have the right to cancel the contract, the Company assumes the contract will not continue.

The discount rate used to calculate the present value of the lease liabilities is based upon the implied rate within each contract. If the rate is unknown or cannot be determined, the Company uses an incremental borrowing rate, which is determined by the length of the contract, asset class and the Company's borrowing rates, as of the commencement date of the contract.

Asset retirement obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for the recorded amount or incurs a gain or loss at its non-regulated operations or incurs a regulatory asset or liability at its regulated operations.

Stock-based compensation

The Company determines compensation expense for stock-based awards based on the estimated fair values at the grant date and recognizes the related compensation expense over the vesting period. The Company uses the straight-line amortization method to recognize compensation expense related to restricted stock units, which only has a service condition. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. The Company recognized compensation expense related to performance awards that vest based on performance metrics and service conditions on a straight-line basis over the service period. Inception-to-date expense was adjusted based upon the determination of the potential achievement of the performance target at each reporting date. The Company recognized compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period. Outstanding performance share awards were converted to restricted stock units in connection with the completed separation of Knife River through the spinoff.

The Company records the compensation expense for performance share awards using an estimated forfeiture rate. The estimated forfeiture rate is calculated based on an average of actual historical forfeitures. The Company also performs an analysis of any known factors at the time of the calculation to identify any necessary adjustments to the average historical forfeiture rate. At the time actual forfeitures become more than estimated forfeitures, the Company records compensation expense using actual forfeitures.

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the total of the weighted average number of shares of common stock outstanding during the year, plus the effect of nonvested performance share awards and restricted stock units. Common stock outstanding includes issued shares less shares held in treasury. As a result of the separation, the Company retained legal ownership of 538,921 shares of the Company's common stock that were historically owned by a subsidiary of Knife River and recorded in Treasury stock at cost. Following the separation, the 538,921 treasury shares were retired. The 538,921 shares of treasury stock did not have an impact on weighted-average shares outstanding, as they were not outstanding prior to being retired. Net income was the same for both the basic and diluted earnings per share calculations. A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculations follows:

	2023	2022	2021
	(In thousands, except per share amounts)		
Weighted average common shares outstanding - basic	203,640	203,358	202,076
Effect of dilutive performance share awards	298	104	307
Weighted average common shares outstanding - diluted	203,938	203,462	202,383
Earnings per share - basic:			
Income from continuing operations	$ 2.36	$ 1.23	$ 1.20
Discontinued operations, net of tax	(.32)	.58	.67
Earnings per share - basic	$ 2.04	$ 1.81	$ 1.87
Earnings per share - diluted:			
Income from continuing operations	$ 2.36	$ 1.23	$ 1.20
Discontinued operations, net of tax	(.33)	.58	.67
Earnings per share - diluted	$ 2.03	$ 1.81	$ 1.87
Shares excluded from the calculation of diluted earnings per share	—	14	—
Dividends declared per common share	$ .6950	$ .8750	$ .8550

Income taxes

The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Excess deferred income tax balances associated with the Company's rate-regulated activities have been recorded as regulatory liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged to customers in accordance with applicable regulatory procedures.

The Company uses the deferral method of accounting for investment tax credits and amortizes the credits on regulated electric and natural gas distribution plant over various periods that conform to the ratemaking treatment prescribed by the applicable state public service commissions.

The Company records uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax position will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax positions that do not meet the more-likely-than-not criteria are reflected as a tax liability. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes.

Note 3 - Discontinued Operations

On May 31, 2023, the Company completed the previously announced separation of Knife River, its former construction materials and contracting segment, into a new publicly traded company. The separation was achieved through the Company's pro-rata distribution of approximately 90 percent of the outstanding shares of Knife River to the Company's common stockholders. To effect the separation, the Company distributed to its stockholders one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution, with the Company retaining approximately 10 percent, or 5.7 million shares of Knife River common stock immediately following the separation. In the fourth quarter of 2023, the Company completed the tax-free exchange of its retained shares, reversed the associated deferred tax liability and recognized a gain of $186.6 million, which was reflected in continuing operations because the Company did not have continuing significant involvement in Knife River.

As a result of the separation, the historical assets and liabilities for Knife River have been classified as assets and liabilities of discontinued operations and the historical results of operations are shown in discontinued operations, net of tax, other than allocated general corporate overhead costs of the Company, which do not meet the criteria for income (loss) from discontinued operations. The Company's consolidated financial statements and accompanying notes for prior periods have been restated. For the comparative periods, Knife River's operations are only reflected through May 2023, whereas 2022 and 2021 include the full twelve months from Knife River's operations.

On April 25, 2023, Knife River issued $425.0 million of senior notes, pursuant to an indenture, due in 2031 to qualified institutional buyers. Knife River also entered into a new credit agreement which provided a revolving credit facility in an initial amount of up to $350.0 million and a senior secured term loan facility in an amount up to $275.0 million. The net proceeds from the notes offering, revolving credit facility and the term loan were used to repay $825.0 million of Knife River's intercompany obligations owed to Centennial. Centennial used the entirety of these proceeds from Knife River to repay a portion of its existing third-party indebtedness.

As a result of the separation, the Company retained legal ownership of 538,921 shares of the Company's common stock that were historically owned by a subsidiary of Knife River and recorded in Treasury stock at cost. Following the separation, the 538,921 treasury shares were retired.

The Company will provide to Knife River and Knife River will provide to the Company transition services in accordance with the TSA entered into on May 31, 2023. For the twelve months ended December 31, 2023, the Company received $2.9 million; and paid $823,000, for these related activities. The majority of the transition services are expected to be provided for a period of one year, however, no longer than two years after the separation.

Separation related costs of $47.8 million and $9.0 million, net of tax, were incurred during the twelve months ended December 31, 2023 and 2022, respectively. Separation costs incurred are presented in income (loss) from discontinued operations in the Consolidated Statements of Income. These charges primarily relate to transaction and third-party support costs, one-time business separation fees and related tax charges.

The Company had no assets or liabilities related to the discontinued operations of Knife River on its balance sheet as of December 31, 2023. The carrying amounts of the major classes of assets and liabilities of discontinued operations included in the Company's Consolidated Balance Sheet at December 31, 2022 were as follows:

	December 31, 2022
Assets	(In Thousands)
Current assets:	
Cash and cash equivalents	$ 10,090
Receivables, net	241,302
Inventories	323,277
Prepayments and other current assets	17,848
Total current assets of discontinued operations	592,517
Noncurrent assets:	
Net property, plant and equipment	1,315,213
Goodwill	274,540
Other intangible assets, net	13,430
Investments	33,086
Operating lease right-of-use assets	45,872
Other	3,610
Total noncurrent assets of discontinued operations	1,685,751
Total assets of discontinued operations	$ 2,278,268
Liabilities	
Current liabilities:	
Short-term borrowings	$ 208,000
Long-term debt due within one year	30,211
Accounts payable	131,608
Taxes payable	8,502
Accrued compensation	29,192
Operating lease liabilities due within one year	13,210
Other accrued liabilities	76,200
Total current liabilities of discontinued operations	496,923
Noncurrent liabilities:	
Long-term debt	445,546
Deferred income taxes	175,804
Asset retirement obligations	33,015
Operating lease liabilities	32,663
Other	78,876
Total noncurrent liabilities of discontinued operations	765,904
Total liabilities of discontinued operations	$ 1,262,827

The reconciliation of the major classes of income and expense constituting pretax income (loss) from discontinued operations to the after-tax income (loss) from discontinued operations on the Consolidated Statements of Income were as follows:

	2023	2022	2021
	(In thousands)		
Operating revenues	$ **735,263**	$ 2,532,280	$ 2,226,478
Operating expenses	**769,440**	2,328,051	2,022,976
Operating (loss) income	**(34,177)**	204,229	203,502
Other income (expense)	**2,381**	(3,849)	693
Interest expense	**37,545**	38,575	23,117
(Loss) income from discontinued operations before income taxes	**(69,341)**	161,805	181,078
Income taxes	**(3,623)**	45,084	45,469
Discontinued operations, net of tax	$ **(65,718)**	$ 116,721	$ 135,609

Note 4 - Revenue from Contracts with Customers

Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.

As part of the adoption of ASC 606 - *Revenue from Contracts with Customers*, the Company elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is 12 months or less.

Changes in cost estimates on certain contracts may result in the issuance of change orders, which can be approved or unapproved by the customer, or the assertion of contract claims. The Company recognizes amounts associated with change orders and claims as revenue if it is probable that the contract price will be adjusted and the amount of any such adjustment can be reasonably estimated. Change orders and claims are negotiated in the normal course of business and represent management's estimates of additional contract revenues that have been earned and are probable of collection.

The Company received notification from a customer on a large project with a contract that was billed on a time and materials basis with no stated maximum price, that it is withholding payment of approximately $31.0 million on remaining outstanding billings, including retention. The Company believes it has substantial defenses against these claims based upon the terms of the contract and the Company's belief that it has performed under the terms of the contract. The Company believes collection of the remaining outstanding billings, including retention is probable and, as a result, the Company has recognized the revenue from this project in its results. However, there is uncertainty surrounding this matter, including the potential long-term nature of dispute resolution, the Company filing a lien on the property and the broad range of possible consideration amounts as a result of negotiations and potential litigation to resolve the dispute.

Disaggregation

In the following table, revenue is disaggregated by the type of customer or service provided. The Company believes this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The table also includes a reconciliation of the disaggregated revenue by reportable segments. For more information on the Company's business segments, see Note 18.

Year ended December 31, 2023	Electric	Natural gas distribution	Pipeline	Construction services	Other	Total
			(In thousands)			
Residential utility sales	$ 136,274	$ 724,600	$ —	$ —	$ —	$ 860,874
Commercial utility sales	170,321	442,507	—	—	—	612,828
Industrial utility sales	43,063	45,205	—	—	—	88,268
Other utility sales	7,270	—	—	—	—	7,270
Natural gas transportation	—	52,465	145,297	—	—	197,762
Natural gas storage	—	—	18,254	—	—	18,254
Electrical & mechanical specialty contracting	—	—	—	2,125,536	—	2,125,536
Transmission & distribution specialty contracting	—	—	—	683,342	—	683,342
Other	54,508	15,141	13,874	173	7,941	91,637
Intersegment eliminations	(274)	(416)	(62,540)	(143)	(7,941)	(71,314)
Revenues from contracts with customers	411,162	1,279,502	114,885	2,808,908	—	4,614,457
Other revenues	(10,261)	7,619	187	45,338	—	42,883
Total external operating revenues	$ 400,901	$ 1,287,121	$ 115,072	$ 2,854,246	$ —	$ 4,657,340

Year ended December 31, 2022		Electric		Natural gas distribution		Pipeline		Construction services		Other		Total
				(In thousands)								
Residential utility sales	$	138,634	$	718,191	$	—	$	—	$	—	$	856,825
Commercial utility sales		146,182		453,802		—		—		—		599,984
Industrial utility sales		43,766		41,710		—		—		—		85,476
Other utility sales		7,597		—		—		—		—		7,597
Natural gas transportation		—		48,886		129,290		—		—		178,176
Natural gas storage		—		—		14,583		—		—		14,583
Electrical & mechanical specialty contracting		—		—		—		1,988,729		—		1,988,729
Transmission & distribution specialty contracting		—		—		—		662,705		—		662,705
Other		45,608		13,617		11,450		436		5,840		76,951
Intersegment eliminations		(137)		(274)		(58,884)		(4,627)		(5,840)		(69,762)
Revenues from contracts with customers		381,650		1,275,932		96,439		2,647,243		—		4,401,264
Other revenues		(4,714)		(2,402)		256		47,380		—		40,520
Total external operating revenues	$	376,936	$	1,273,530	$	96,695	$	2,694,623	$	—	$	4,441,784

Year ended December 31, 2021		Electric		Natural gas distribution		Pipeline		Construction services		Other		Total
				(In thousands)								
Residential utility sales	$	126,841	$	544,721	$	—	$	—	$	—	$	671,562
Commercial utility sales		137,556		328,285		—		—		—		465,841
Industrial utility sales		41,757		30,964		—		—		—		72,721
Other utility sales		7,051		—		—		—		—		7,051
Natural gas transportation		—		48,408		114,001		—		—		162,409
Natural gas storage		—		—		14,680		—		—		14,680
Electrical & mechanical specialty contracting		—		—		—		1,324,419		—		1,324,419
Transmission & distribution specialty contracting		—		—		—		677,074		—		677,074
Other		42,902		10,567		13,667		557		4,606		72,299
Intersegment eliminations		(170)		(300)		(59,470)		(1,403)		(4,522)		(65,865)
Revenues from contracts with customers		355,937		962,645		82,878		2,000,647		84		3,402,191
Other revenues		(6,525)		8,995		188		49,587		—		52,245
Total external operating revenues	$	349,412	$	971,640	$	83,066	$	2,050,234	$	84	$	3,454,436

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. The timing of invoicing to customers does not necessarily correlate with the timing of revenues being recognized under the cost-to-cost method of accounting. Contracts from contracting services are billed as work progresses in accordance with agreed upon contractual terms. Generally, billing to the customer occurs contemporaneous to revenue recognition. A variance in timing of the billings may result in a contract asset or a contract liability. A contract asset occurs when revenues are recognized under the cost-to-cost measure of progress, which exceeds amounts billed on uncompleted contracts. Such amounts will be billed as standard contract terms allow, usually based on various measures of performance or achievement. A contract liability occurs when there are billings in excess of revenues recognized under the cost-to-cost measure of progress on uncompleted contracts. Contract liabilities decrease as revenue is recognized from the satisfaction of the related performance obligation.

The changes in contract assets and liabilities were as follows:

		December 31, 2023		December 31, 2022		Change	Location on Consolidated Balance Sheets
		(In thousands)					
Contract assets	$	158,861	$	154,144	$	4,717	Receivables, net
Contract liabilities - current		(202,144)		(168,361)		(33,783)	Accounts payable
Contract liabilities - noncurrent		(291)		(6)		(285)	Noncurrent liabilities - other
Net contract liabilities	$	(43,574)	$	(14,223)	$	(29,351)	

	December 31, 2022	December 31, 2021	Change	Location on Consolidated Balance Sheets
	(In thousands)			
Contract assets	$ 154,144	$ 103,737	$ 50,407	Receivables, net
Contract liabilities - current	(168,361)	(146,792)	(21,569)	Accounts payable
Contract liabilities - noncurrent	(6)	(118)	112	Noncurrent liabilities - other
Net contract liabilities	$ (14,223)	$ (43,173)	$ 28,950	

The Company recognized $167.7 million and $143.6 million in revenue for the years ended December 31, 2023 and 2022, respectively, which was previously included in contract liabilities at December 31, 2022 and 2021, respectively.

The Company recognized a net increase in revenues of $45.7 million and $46.9 million for the years ended December 31, 2023 and 2022, respectively, from performance obligations satisfied in prior periods.

Remaining performance obligations

The remaining performance obligations, also referred to as backlog, at the construction services segment include unrecognized revenues that the Company reasonably expects to be realized. These unrecognized revenues can include: projects that have a written award, a letter of intent, a notice to proceed, an agreed upon work order to perform work on mutually accepted terms and conditions and change orders or claims to the extent management believes additional contract revenues will be earned and are deemed probable of collection. Excluded from remaining performance obligations are potential orders under master service agreements. The majority of the Company's construction contracts have an original duration of less than two years.

The remaining performance obligations at the pipeline segment include firm transportation and storage contracts with fixed pricing and fixed volumes. The Company has applied the practical expedient that does not require additional disclosures for contracts with an original duration of less than 12 months to certain firm transportation and non-regulated contracts. The Company's firm transportation and storage contracts included in the remaining performance obligations have weighted average remaining durations of less than five years and two years, respectively.

At December 31, 2023, the Company's remaining performance obligations were $2.6 billion. The Company expects to recognize the following revenue amounts in future periods related to these remaining performance obligations: $1.6 billion within the next 12 months or less; $471.5 million within the next 13 to 24 months; and $529.2 million in 25 months or more.

Note 5 - Property, Plant and Equipment

Property, plant and equipment at December 31 was as follows:

	2023	2022	Weighted Average Depreciable Life in Years
	(Dollars in thousands, where applicable)		
Regulated:			
Electric:			
Generation	$ 939,474	$ 938,614	48
Distribution	521,215	489,351	47
Transmission	639,999	616,611	65
Construction in progress	115,103	87,003	0
Other	153,248	145,034	15
Natural gas distribution:			
Distribution	2,771,540	2,569,921	53
Transmission	115,057	104,769	54
Storage	42,654	42,318	37
General	215,572	204,993	13
Construction in progress	70,373	55,759	0
Other	246,991	230,299	15
Pipeline:			
Transmission	1,035,995	951,187	46
Storage	57,160	55,383	53
Construction in progress	55,832	34,655	0
Other	63,867	59,917	18
Non-regulated:			
Pipeline:			
Construction in progress	1,206	49	0
Other	4,327	6,950	9
Construction services:			
Land	8,662	8,234	0
Buildings and improvements	52,667	50,776	23
Machinery, vehicles and equipment	191,802	179,459	7
Other	6,718	6,642	4
Other:			
Land	2,289	2,648	0
Other	29,365	34,057	7
Less accumulated depreciation and amortization	2,220,206	2,098,298	
Net property, plant and equipment	$ 5,120,910	$ 4,776,331	

Note 6 - Regulatory Assets and Liabilities

The following table summarizes the individual components of unamortized regulatory assets and liabilities as of December 31:

	Estimated Recovery or Refund Period *	2023	2022
		(In thousands)	
Regulatory assets:			
Current:			
Natural gas costs recoverable through rate adjustments	Up to 1 year	$ 98,844	$ 141,306
Electric fuel and purchased power deferral	Up to 1 year	33,918	2,656
Conservation programs	Up to 1 year	14,425	8,544
Cost recovery mechanisms	Up to 1 year	9,153	4,019
Environmental compliance programs	Up to 1 year	5,525	—
Other	Up to 1 year	10,627	8,567
		172,492	165,092
Noncurrent:			
Pension and postretirement benefits	**	142,511	143,349
Cost recovery mechanisms	Up to 25 years	85,944	67,171
Environmental compliance programs	-	66,806	—
Natural gas costs recoverable through rate adjustments	Up to 2 years	55,493	—
Plant costs/asset retirement obligations	Over plant lives	46,009	44,462
Manufactured gas plant site remediation	-	26,127	26,624
Taxes recoverable from customers	Over plant lives	12,249	12,330
Long-term debt refinancing costs	Up to 37 years	2,600	3,188
Plant to be retired	-	772	21,525
Other	Up to 15 years	8,588	11,010
		447,099	329,659
Total regulatory assets		$ 619,591	$ 494,751
Regulatory liabilities:			
Current:			
Natural gas costs refundable through rate adjustments	Up to 1 year	$ 43,161	$ 955
Provision for rate refund	Up to 1 year	6,866	1,147
Cost recovery mechanisms	Up to 1 year	6,284	1,977
Margin sharing	Up to 1 year	5,243	—
Taxes refundable to customers	Up to 1 year	2,149	3,937
Conservation programs	Up to 1 year	2,130	4,126
Refundable fuel & electric costs	Up to 1 year	263	3,253
Electric fuel and purchased power deferral	Up to 1 year	—	4,929
Other	Up to 1 year	4,665	6,116
		70,761	26,440
Noncurrent:			
Plant removal and decommissioning costs	Over plant lives	220,147	208,650
Taxes refundable to customers	Over plant lives	193,578	203,222
Environmental compliance programs	-	61,941	—
Cost recovery mechanisms	Up to 18 years	21,791	14,025
Accumulated deferred investment tax credit	Over plant lives	15,740	13,594
Pension and postretirement benefits	**	6,044	7,376
Other	Up to 14 years	1,809	1,587
		521,050	448,454
Total regulatory liabilities		$ 591,811	$ 474,894
Net regulatory position		$ 27,780	$ 19,857

* Estimated recovery or refund period for amounts currently being recovered or refunded in rates to customers.

** Recovered as expense is incurred or cash contributions are made.

As of December 31, 2023 and 2022, approximately $194.3 million and $242.5 million, respectively, of regulatory assets were not earning a rate of return but are expected to be recovered from customers in future rates. These assets are largely comprised of the unfunded portion of pension and postretirement benefits, asset retirement obligations, certain pipeline integrity costs, the estimated future cost of manufactured gas plant site remediation and the costs associated with environmental compliance.

The Company is subject to environmental compliance regulations in certain states which require natural gas distribution companies to reduce overall GHG emissions to certain thresholds as established by each applicable state. Compliance with these standards may be achieved through increased energy efficiency and conservation measures, purchased emission allowances and offsets and purchases of low carbon fuels. Emission allowances are allocated by the respective states to the Company at no cost, of which a portion is required to be sold at auction. The Company expects the compliance costs for these regulations and the revenues from the sale of the allocated emissions allowances will be passed through to customers in rates and has, accordingly, deferred the environmental compliance costs as a regulatory asset and proceeds from the sale of allowances as a regulatory liability.

In the last half of 2021 through 2022, the Company experienced high natural gas costs due to increase in demand outpacing the supply along with the impact of global events. Additionally, in December 2022 and January 2023, natural gas prices significantly increased across the Pacific Northwest from multiple price-pressuring events including wide-spread below-normal temperatures and higher natural gas consumption; reduced natural gas flows due to pipeline constraints, including maintenance in West Texas; and historically low regional natural gas storage levels.

For a discussion of the Company's most recent cases by jurisdiction, see Note 20.

In February 2019, the Company announced the retirement of three aging coal-fired electric generating units. The Company accelerated the depreciation related to these facilities in property, plant and equipment and recorded the difference between the accelerated depreciation, in accordance with GAAP, and the depreciation approved for rate-making purposes as regulatory assets. Requests were filed with the NDPSC, MTPSC and SDPUC, and subsequently approved, to offset the savings associated with the cessation of operations of these units with the amortization of the deferred regulatory assets. The Company ceased operations of Lewis & Clark Station in March 2021 and Units 1 and 2 at Heskett Station in February 2022. The Company subsequently reclassified the costs being recovered for these facilities from plant retirement to cost recovery mechanisms in the previous table and began amortizing the associated plant retirement and closure costs.

If, for any reason, the Company's regulated businesses cease to meet the criteria for application of regulatory accounting for all or part of their operations, the regulatory assets and liabilities relating to those portions ceasing to meet such criteria would be removed from the balance sheet and included in the statement of income or accumulated other comprehensive loss in the period in which the discontinuance of regulatory accounting occurs.

Note 7 - Environmental Allowances and Obligations

Beginning in 2023, the Company's natural gas distribution segment acquires environmental allowances as part of its requirement to comply with environmental regulations in certain states. Allowances are allocated by the respective states to the Company at no cost and additional allowances are required to be purchased as needed based on the requirements in the respective states. The segment records purchased and allocated environmental allowances at weighted average cost under the inventory method of accounting. Environmental allowances are included in prepayments and other current assets and noncurrent assets - other on the Consolidated Balance Sheets. At December 31, 2023, the Company had $72.7 million of environmental allowances.

Environmental compliance obligations, which are based on GHG emissions, are measured at the carrying value of environmental allowances held plus the estimated value of additional allowances necessary to satisfy the compliance obligation. Environmental compliance obligations are included in current liabilities - other accrued liabilities and noncurrent liabilities - other on the Consolidated Balance Sheets. At December 31, 2023, the Company accrued $66.8 million in compliance obligations.

The Company recognizes revenue from the sale of emissions allowances allocated under the environmental programs when the allowances are sold at auction. The revenues associated with the sale of these allowances are deferred as a component of the respective jurisdiction's regulatory liability for environmental compliance. At December 31, 2023, the Company received $61.9 million for the sale of emissions allowances.

As environmental allowances are surrendered, the segment reduces the associated environmental compliance assets and liabilities from the Consolidated Balance Sheets. The expenses and revenues associated with the Company's environmental allowances and obligations are deferred as regulatory assets and liabilities. For more information on the Company's regulatory assets and liabilities, see Note 6.

Note 8 - Goodwill and Other Intangible Assets

The carrying amount of goodwill at the natural gas distribution and construction services segments, which remained unchanged, was $345.7 million and $143.2 million, respectively, at both December 31, 2023 and 2022. No impairments of goodwill have been recorded in these periods.

At October 31, 2023, the fair value substantially exceeded the carrying value at the Company's construction services reporting unit. The Company's annual impairment testing indicated the natural gas distribution reporting units fair value is not substantially in excess of its carrying value ("cushion"). Based on the Company's assessment, the estimated fair value of the natural gas distribution reporting unit exceeded its carrying value, which includes $345.7 million of goodwill, by approximately 4 percent as of October 31, 2023. The decrease in the natural gas distribution reporting unit's cushion from the prior year was primarily attributable to the risk adjusted cost of capital increasing from 6.4 percent in 2022 to 6.7 percent 2023, which directly correlates with the treasury rates at the date of the test. The natural gas distribution reporting unit is at risk of future impairment if projected operating results are not met or other inputs into the fair value measurement model change.

Other amortizable intangible assets at December 31 were as follows:

	2023	2022
	(In thousands)	
Customer relationships	$ 10,450	$ 10,450
Less accumulated amortization	8,446	6,356
	2,004	4,094
Noncompete agreements	292	552
Less accumulated amortization	292	544
	—	8
Total	$ 2,004	$ 4,102

Amortization expense for amortizable intangible assets for the years ended December 31, 2023, 2022 and 2021, was $2.1 million, $2.2 million and $2.5 million, respectively. The amounts of estimated amortization expense for identifiable intangible assets as of December 31, 2023, were:

	2024	2025	2026	2027	2028	Thereafter
			(In thousands)			
Amortization expense	$ 1,888	$ 116	$ —	$ —	$ —	$ —

Note 9 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's assets and liabilities measured on a recurring basis are determined using the market approach.

The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. The Company anticipates using these investments, which consist of insurance contracts, to satisfy its obligations under its unfunded, nonqualified defined benefit and defined contribution plans for the Company's executive officers and certain key management employees, and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $66.2 million and $78.0 million at December 31, 2023 and 2022, respectively, are classified as investments on the Consolidated Balance Sheets. The net unrealized gain on these investments for the year ended December 31, 2023, was $7.5 million. The net unrealized loss on these investments for the year ended December 31, 2022 was $11.3 million. The net unrealized gain on these investments for the year ended December 31, 2021 was $5.8 million. The change in fair value, which is considered part of the cost of the plan, is classified in other income on the Consolidated Statements of Income. In 2023, the Company withdrew $20.0 million of its cost basis, which reduced investments on the Consolidated Balance Sheets at December 31, 2023.

The Company did not elect the fair value option, which records gains and losses in income, for its available-for-sale securities, which include mortgage-backed securities and U.S. Treasury securities. These available-for-sale securities are recorded at fair value and are classified as investments on the Consolidated Balance Sheets. Unrealized gains or losses are recorded in accumulated other comprehensive loss. Details of available-for-sale securities were as follows:

December 31, 2023	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Mortgage-backed securities	$ 8,234	$ 17	$ 470	$ 7,781
U.S. Treasury securities	3,521	28	8	3,541
Total	$ 11,755	$ 45	$ 478	$ 11,322

December 31, 2022	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Mortgage-backed securities	$ 8,928	$ 2	$ 636	$ 8,294
U.S. Treasury securities	2,608	—	72	2,536
Total	$ 11,536	$ 2	$ 708	$ 10,830

The Company's assets measured at fair value on a recurring basis were as follows:

	Fair Value Measurements at December 31, 2023, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
	(In thousands)			
Assets:				
Money market funds	$ —	$ 6,409	$ —	$ 6,409
Insurance contracts*	—	66,283	—	66,283
Available-for-sale securities:				
Mortgage-backed securities	—	7,781	—	7,781
U.S. Treasury securities	—	3,541	—	3,541
Total assets measured at fair value	$ —	$ 84,014	$ —	$ 84,014

* The insurance contracts invest approximately 60 percent in fixed-income investments, 15 percent in common stock of large-cap companies, 8 percent in target date investments, 7 percent in common stock of mid-cap companies, 5 percent in common stock of small-cap companies, 3 percent in cash equivalents, 1 percent in high yield investments and 1 percent in international investments.

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)			
Assets:				
Money market funds	$ —	$ 4,913	$ —	$ 4,913
Insurance contracts*	—	77,958	—	77,958
Available-for-sale securities:				
Mortgage-backed securities	—	8,294	—	8,294
U.S. Treasury securities	—	2,536	—	2,536
Total assets measured at fair value	$ —	$ 93,701	$ —	$ 93,701

* The insurance contracts invest approximately 63 percent in fixed-income investments, 15 percent in common stock of large-cap companies, 8 percent in common stock of mid-cap companies, 6 percent in common stock of small-cap companies, 6 percent in target date investments and 2 percent in cash equivalents.

The Company's money market funds are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the Company's mortgage-backed securities and U.S. Treasury securities are based on comparable market transactions, other observable inputs or other sources, including pricing from outside sources. The estimated fair value of the Company's insurance contracts is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

The Company applies the provisions of the fair value measurement standard to its nonrecurring, non-financial measurements, including long-lived asset impairments. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. The Company reviews the carrying value of its long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable.

The Company's long-term debt is not measured at fair value on the Consolidated Balance Sheets and the fair value is being provided for disclosure purposes only. The fair value was categorized as Level 2 in the fair value hierarchy and was based on discounted future cash flows using current market interest rates. The estimated fair value of the Company's Level 2 long-term debt at December 31 was as follows:

	2023	2022
	(In thousands)	
Carrying Amount	$ 2,298,223	$ 2,365,667
Fair Value	$ 2,046,039	$ 2,053,396

The carrying amounts of the Company's remaining financial instruments included in current assets and current liabilities approximate their fair values.

Note 10 - Debt

Due to the Knife River separation, Centennial repaid all of its outstanding debt in the second quarter of 2023, which was funded by the Knife River repayment and the Company entering into various new debt instruments. Refer to Note 3 for additional information related to the repayment of debt associated with the Knife River separation.

Certain debt instruments of the Company's subsidiaries contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt instruments, the subsidiary companies must be in compliance with the applicable covenants and certain other conditions, all of which the subsidiaries, as applicable, were in compliance with at December 31, 2023. In the event the subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued.

The following table summarizes the outstanding revolving credit facilities of the Company's subsidiaries:

Company	Facility	Facility Limit	Amount Outstanding at December 31, 2023	Amount Outstanding at December 31, 2022	Letters of Credit at December 31, 2023	Expiration Date
		(In millions)				
Montana-Dakota Utilities Co.	Commercial paper/Revolving credit agreement (a)	$ 200.0	$ 144.2	$ 117.5	$ —	10/18/28
Cascade Natural Gas Corporation	Revolving credit agreement	$ 100.0 (b)	$ 15.4	$ 44.4	$ 25.0 (c)	11/30/27
Intermountain Gas Company	Revolving credit agreement	$ 100.0 (d)	$ 30.7	$ 85.6	$ —	10/13/27
Centennial Energy Holdings, Inc.	Commercial paper/Revolving credit agreement (e)	$ —	$ —	$ 231.6	$ —	12/19/24
MDU Resources Group, Inc.	Revolving credit agreement	$ 150.0	$ —	$ —	$ —	5/29/24
MDU Resources Group, Inc.	Revolving credit agreement	$ 200.0 (f)	$ —	$ —	$ 8.9	5/31/28

(a) The commercial paper program is supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Montana-Dakota on stated conditions, up to a maximum of $250.0 million). At December 31, 2023 and 2022, there were no amounts outstanding under the revolving credit agreement.
(b) Certain provisions allow for increased borrowings, up to a maximum of $125.0 million.
(c) Outstanding letter(s) of credit reduce the amount available under the credit agreement.
(d) Certain provisions allow for increased borrowings, up to a maximum of $125.0 million.
(e) Centennial repaid all of its outstanding debt in the second quarter of 2023, which was funded by the Knife River repayment and the Company entering into various new debt instruments. The commercial paper program was supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Centennial on stated conditions, up to a maximum of $700.0 million). At December 31, 2022, there was no amount outstanding under the revolving credit agreement.
(f) Certain provisions allow for increased borrowings, up to a maximum of $250.0 million.

Montana-Dakota's commercial paper programs are supported by a revolving credit agreement. While the amount of commercial paper outstanding does not reduce available capacity under the revolving credit agreement, Montana-Dakota does not issue commercial paper in an aggregate amount exceeding the available capacity under their credit agreement. The commercial paper and revolving credit agreement borrowings may vary during the period, largely the result of fluctuations in working capital requirements due to the seasonality of certain operations of Montana-Dakota.

Short-term debt

Cascade On January 20, 2023, Cascade entered into a $150.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. On December 5, 2023, Cascade paid down $100.0 million of the outstanding balance.

Intermountain On January 20, 2023, Intermountain entered into a $125.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. In March, April and May 2023, Intermountain paid down $20.0 million, $30.0 million, and $30.0 million, respectively, of the outstanding balance.

Centennial On March 18, 2022, Centennial entered into a $100.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of March 17, 2023. On March 17, 2023, Centennial amended the agreement to extend the maturity date to September 15, 2023. On May 31, 2023, Centennial repaid the full balance outstanding under the term loan agreement.

On December 19, 2022, Centennial entered into a $135.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of December 18, 2023. On May 31, 2023, Centennial repaid the full balance outstanding under the term loan agreement.

MDU Resources Group, Inc. On May 1, 2023, the Company entered into a $75.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of November 1, 2023. On May 31, 2023, the Company repaid the full balance outstanding under the term loan agreement.

On May 31, 2023, the Company entered into a $150.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 29, 2024. At December 31, 2023, the Company had no amount outstanding. The agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

As discussed in Note 3, the Company retained 10 percent of the shares of Knife River with the intent to monetize its investment and provide proceeds to the Company. On November 6, 2023, the Company entered into a $310.0 million term loan agreement which was used to facilitate the tax-free debt for equity exchange. This term loan was repaid through a noncash exchange of the Company's shares in Knife River for $293.2 million and the remaining balance of this term loan was repaid in cash on November 10, 2023.

Long-term debt

Long-term Debt Outstanding Long-term debt outstanding was as follows:

	Weighted Average Interest Rate at December 31, 2023	2023	2022
		(In thousands)	
Senior Notes due on dates ranging from July 15, 2024 to June 15, 2062	4.46 % $	1,882,000 $	1,848,500
Commercial paper supported by revolving credit agreements	5.94 %	144,200	349,050
Term Loan Agreements due on May 31, 2025 and September 3, 2032	6.51 %	196,300	7,000
Credit agreements due on October 13, 2027 and November 30, 2027	8.50 %	46,100	130,000
Medium-Term Notes due on dates ranging from September 15, 2027 to March 16, 2029	7.32 %	35,000	35,000
Other notes due on dates ranging from May 31, 2028 to November 30, 2038	2.21 %	980	1,614
Less unamortized debt issuance costs		6,357	5,211
Less discount		—	286
Total long-term debt		2,298,223	2,365,667
Less current maturities		61,319	47,819
Net long-term debt	$	2,236,904 $	2,317,848

Montana-Dakota On October 18, 2023, Montana-Dakota amended and restated its revolving credit agreement to increase the borrowing capacity to $200.0 million and extend the maturity date to October 18, 2028. Montana-Dakota's revolving credit agreement supports its commercial paper program. Commercial paper borrowings under this agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings. The credit agreement contains customary covenants and provisions, including covenants of Montana-Dakota not to permit, as of the end of any fiscal quarter, the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent. Other covenants include limitations on the sale of certain assets and on the making of certain loans and investments.

Montana-Dakota's ratio of total debt to total capitalization at December 31, 2023, was 51 percent.

Cascade Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On November 29, 2023, Cascade issued $100.0 million of senior notes under a note purchase agreement with a maturity date of November 30, 2033 and an interest rate of 6.39 percent. The agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Cascade's ratio of total debt to total capitalization at December 31, 2023, was 54 percent.

Intermountain Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

On November 29, 2023, Intermountain issued $25.0 million of senior notes under a note purchase agreement with a maturity date of November 30, 2033 and an interest rate of 6.19 percent. The agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Intermountain's ratio of total debt to total capitalization at December 31, 2023, was 57 percent.

Centennial On June 9, 2023, Centennial repaid the full balances outstanding on all its long-term senior note debt, which aggregated $455.0 million.

MDU Resources Group, Inc. On May 31, 2023, the Company entered into a $200.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2028. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

On May 31, 2023, the Company entered into a $375.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2025. On November 15, 2023, the Company paid down $185.0 million of this term loan. The term loan agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loan and investments.

WBI Energy Transmission WBI Energy Transmission has a $350.0 million uncommitted note purchase and private shelf agreement with an expiration date of December 22, 2025. WBI Energy Transmission had $235.0 million of notes outstanding at December 31, 2023, which reduced the remaining capacity under this uncommitted private shelf agreement to $115.0 million. This agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 55 percent. Other covenants include a limitation on priority debt, restrictions on the sale of certain assets and the making of certain investments.

WBI Energy Transmission's ratio of total debt to total capitalization at December 31, 2023, was 41 percent.

Schedule of Debt Maturities Long-term debt maturities, which excludes unamortized debt issuance costs and discount, for the five years and thereafter following December 31, 2023, were as follows:

	2024	2025	2026	2027	2028	Thereafter
	(In thousands)					
Long-term debt maturities	$ 61,319	$ 347,700	$ 140,700	$ 66,800	$ 219,900	$ 1,468,161

Note 11 - Leases

Most of the leases the Company enters into are for equipment, buildings, easements and vehicles as part of their ongoing operations. The Company also leases certain equipment to third parties through its utility and construction services businesses. The Company determines if an arrangement contains a lease at inception of a contract and accounts for all leases in accordance with ASC 842 - *Leases.*

The recognition of leases requires the Company to make estimates and assumptions that affect the lease classification and the assets and liabilities recorded. The accuracy of lease assets and liabilities reported on the Consolidated Financial Statements depends on, among other things, management's estimates of interest rates used to discount the lease assets and liabilities to their present value, as well as the lease terms based on the unique facts and circumstances of each lease.

Lessee accounting

The leases the Company has entered into as part of its ongoing operations are considered operating leases and are recognized on the Consolidated Balance Sheets as operating lease right-of-use assets, current operating lease liabilities and noncurrent liabilities - operating lease liabilities. The corresponding lease costs are included in operation and maintenance expense on the Consolidated Statements of Income.

Generally, the leases for vehicles and equipment have a term of five years or less and buildings and easements have a longer term of up to 35 years or more. To date, the Company does not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties.

The following tables provide information on the Company's operating leases at and for the years ended December 31:

	2023		2022		2021
	(In thousands)				
Lease costs:					
Short-term lease cost	$	101,610	$ 104,447	$	79,433
Operating lease cost		29,257	27,016		24,708
Variable lease cost		1,891	1,641		1,431
	$	132,758	$ 133,104	$	105,572

	2023	2022	2021
	(Dollars in thousands)		
Weighted average remaining lease term	3.20 years	3.17 years	3.27 years
Weighted average discount rate	4.92 %	4.04 %	3.48 %
Cash paid for amounts included in the measurement of lease liabilities	$ 29,678	$ 26,572	$ 21,575

The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the Consolidated Balance Sheet at December 31, 2023, was as follows:

	(In thousands)
2024	$ 25,916
2025	17,573
2026	11,143
2027	6,555
2028	3,805
Thereafter	25,724
Total	90,716
Less discount	16,187
Total operating lease liabilities	$ 74,529

Lessor accounting

The Company leases certain equipment to third parties through its utility and construction services businesses, which are considered short-term operating leases with terms of less than 12 months. The Company recognized revenue from operating leases of $46.0 million, $47.9 million and $50.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, the Company had $9.4 million of lease receivables with a majority due within 12 months or less.

Note 12 - Asset Retirement Obligations

The Company records obligations related to retirement costs of natural gas distribution lines, natural gas transmission lines, natural gas storage wells, decommissioning of certain electric generating facilities, special handling and disposal of hazardous materials at certain electric generating facilities, natural gas distribution facilities and buildings, and certain other obligations as asset retirement obligations.

A reconciliation of the Company's liability, which the current portion is included in other accrued liabilities on the Consolidated Balance Sheets, for the years ended December 31 was as follows:

	2023	2022
	(In thousands)	
Balance at beginning of year	$ 373,147	$ 435,280
Liabilities incurred	533	1,315
Liabilities settled	(6,633)	(7,529)
Accretion expense*	18,894	21,773
Revisions in estimates	(787)	(77,692)
Balance at end of year	$ 385,154	$ 373,147

* Includes $18.9 million and $21.8 million in 2023 and 2022, respectively, recorded to regulatory assets.

The 2022 revisions in estimates consist principally of updated asset retirement obligation costs associated with natural gas distribution and transmission lines at the natural gas distribution segment.

The Company believes that largely all expenses related to asset retirement obligations at the Company's regulated operations will be recovered in rates over time and, accordingly, defers such expenses as regulatory assets. For more information on the Company's regulatory assets and liabilities, see Note 6.

Note 13 - Equity

The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. The Company has paid quarterly dividends for 86 consecutive years. For the years ended December 31, 2023, 2022 and 2021, dividends declared on common stock were $.6950, $.8750 and $.8550 per common share, respectively. Dividends on common stock are paid quarterly to the stockholders of record less than 30 days prior to the distribution date. For the years ended December 31, 2023, 2022 and 2021, the dividends declared to common stockholders were $141.5 million, $177.9 million and $173.0 million, respectively.

The declaration and payment of dividends of the Company is at the sole discretion of the board of directors. In addition, the Company's subsidiaries are generally restricted to paying dividends out of capital accounts or net assets. The following discusses the most restrictive limitations.

Certain credit agreements and regulatory limitations of the Company's subsidiaries also contain restrictions on dividend payments. The most restrictive limitation requires the Company's subsidiaries not to permit the ratio of funded debt to capitalization to be greater than 65 percent. Based on this limitation, approximately $1.3 billion of the net assets of the Company's subsidiaries, which represents common stockholders' equity including retained earnings, would be restricted from use for dividend payments at December 31, 2023.

The Company may sell any combination of common stock and debt securities if warranted by market conditions and the Company's capital requirements. Any public offer and sale of such securities will be made only by means of a prospectus meeting the requirements of the Securities Act and the rules and regulations thereunder.

In August 2020, the Company amended the Distribution Agreement dated February 22, 2019, with J.P. Morgan Securities LLC and MUFG Securities Americas Inc., as sales agents. This agreement, as amended, allows the offering, issuance and sale of up to 6.4 million shares of the Company's common stock in connection with an "at-the-market" offering. On August 10, 2023, the Company terminated the distribution agreement. Prior to the termination, the Company had capacity to issue up to 3.6 million additional shares of common stock under the "at-the-market" offering program. The Company was not subject to any termination penalties related to the termination of the distribution agreement.

The Company had no issuances of shares under the "at-the-market" offering program for both the twelve months ended December 31, 2023 and 2022.

The K-Plan provides participants the option to invest in the Company's common stock. For the years ended December 31, 2023, 2022 and 2021, the K-Plan purchased shares of common stock on the open market or issued original issue common stock of the Company. At December 31, 2023, there were 7.2 million shares of common stock reserved for original issuance under the K-Plan.

The Company currently has 2.0 million shares of preferred stock authorized to be issued with a $100 par value. At December 31, 2023 and 2022, there were no shares outstanding.

Note 14 - Stock-Based Compensation

The Company has stock-based compensation plans under which it is currently authorized to grant restricted stock units and other stock awards. As of December 31, 2023, there were 3.0 million remaining shares available to grant under these plans. The Company either purchases shares on the open market or issues new shares of common stock to satisfy the vesting of stock-based awards.

Separation of Knife River

In connection with the completed separation of Knife River through the spinoff, the provisions of the existing compensation plans required adjustments to the number and terms of outstanding employee time-vested restricted stock units and performance share awards to preserve the intrinsic value of the awards immediately prior to the separation. The outstanding awards will continue to vest over the original vesting period, which is generally three years from the grant date. However, the outstanding performance share awards will no longer be subject to performance-based vesting conditions. The number of performance share awards were first adjusted for performance. The combined performance factors were determined based on the performance of the Company as of December 31, 2022. Outstanding awards at the time of the spinoff were converted into awards of the holder's employer following separation. The Company incurred $204,000 of incremental compensation expense related to the conversion of the restricted stock units, which is being recognized in expense over the remaining service periods of the applicable awards. There was no incremental compensation expense related to the conversion of the performance share awards.

Total stock-based compensation expense (after tax) was $5.7 million, $7.7 million and $10.6 million in 2023, 2022 and 2021, respectively. The Company uses the straight-line amortization method to recognize compensation expense related to restricted stock units, which only has a service condition. The Company recognized compensation expense related to performance awards with market-based performance metrics on a straight-line basis over the requisite service period. As of December 31, 2023, total remaining unrecognized compensation expense related to stock-based compensation was approximately $11.3 million (before income taxes) which will be amortized over a weighted average period of 1.6 years.

Stock awards

Non-employee directors receive shares of common stock in addition to and in lieu of cash payment for directors' fees. There were 50,717 shares with a fair value of $950,000, 40,800 shares with a fair value of $1.2 million and 41,925 shares with a fair value of $1.2 million issued to non-employee directors during the years ended December 31, 2023, 2022 and 2021, respectively.

Restricted stock units

In February 2023, 2022 and 2021, key employees were granted restricted stock units under the long-term performance-based incentive plan authorized by the Company's compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of unit award grants. The shares vest over three years, contingent on continued employment. Compensation expense is recognized over the vesting period. Upon vesting, participants receive dividends that accumulate during the vesting period.

As previously discussed, adjustments were made to the number of restricted stock units to preserve the intrinsic value of the awards in connection with the spinoff of Knife River and outstanding performance share awards were converted to restricted stock units.

Target grants of restricted stock units outstanding at December 31, 2023, were as follows:

Grant Date	Performance Period	Target Grant of Shares
February 2022	2022-2024	403,088
February 2023/ July 2023	2023-2025	470,212

Historical performance share awards

In February 2022 and 2021 key employees were granted performance share awards under the long-term performance-based incentive plan authorized by the Company's compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. Upon vesting, participants receive dividends that accumulate during the vesting period. Share awards were generally earned over a three-year vesting period and tied to financial metrics. However, as previously discussed in connection with the spinoff of Knife River, the outstanding performance share awards were converted to restricted stock units. As a result, there were no outstanding performance shares at December 31, 2023.

Part II

Under the market condition for these performance share awards, participants could earn from zero to 200 percent of the apportioned target grant of shares based on the Company's total stockholder return relative to that of the selected peer group. Compensation expense was based on the grant-date fair value as determined by Monte Carlo simulation. The blended volatility term structure ranges were comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Assumptions used for initial grants applicable to the market condition for certain performance shares issued in 2022 and 2021 were:

	2022	2021
Weighted average grant-date fair value	$36.25	$37.96
Blended volatility range	24.07% - 31.41%	35.37% - 46.35%
Risk-free interest rate range	.71% - 1.68%	.02% - 0.20%
Weighted average discounted dividends per share	$2.93	$3.16

Under the performance conditions for these performance share awards, participants could earn from zero to 200 percent of the apportioned target grant of shares. The performance conditions were based on the Company's compound annual growth rate in earnings from continuing operations. The weighted average grant-date fair value per share for the performance shares applicable to these performance conditions issued in 2022 and 2021 was $27.73 and $27.35, respectively.

The fair value of the performance shares that vested during the years ended December 31, 2022 and 2021, was $7.6 million and $13.7 million, respectively.

A summary of the status of the restricted stock units and performance share awards for the year ended December 31, 2023, was as follows:

	Performance Share Awards		Restricted Stock Units		
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value	**
Nonvested at beginning of period	565,545 $	32.32	188,499 $	27.54	
Granted pre-separation of Knife River	—		432,557	30.42	
Adjustments for performance	(114,543)		—		
Forfeited	(1,858)	30.47	(5,532)	30.43	
Non-vested pre-separation of Knife River	449,144		615,524		
Adjustments related to the Knife River separation*	(449,144)		562,944		
Granted post-separation of Knife River	—		21,159	22.48	
Vested shares	—		(326,327)	18.68	
Nonvested at end of period	—		873,300 $	21.16	

* Includes the conversion adjustments to preserve the intrinsic value of the awards and the cancellation of outstanding awards held by employees that transferred to Knife River, which were replaced with awards issued by Knife River as part of the separation.
** Weighted average grant-date fair values post-separation of Knife River reflects the Company's adjusted stock price due to the separation.

Note 15 - Accumulated Other Comprehensive Loss

The Company's accumulated other comprehensive loss is comprised of losses on derivative instruments qualifying as hedges, postretirement liability adjustments and gain (loss) on available-for-sale investments.

The after-tax changes in the components of accumulated other comprehensive loss were as follows:

	Net Unrealized Loss on Derivative Instruments Qualifying as Hedges	Post-retirement Liability Adjustment	Net Unrealized Gain (Loss) on Available-for-sale Investments	Total Accumulated Other Comprehensive Loss
	(In thousands)			
At December 31, 2021	$ (538) $	(40,461) $	(5) $	(41,004)
Other comprehensive income (loss) before reclassifications	—	12,007	(667)	11,340
Amounts reclassified to accumulated other comprehensive loss from a regulatory asset	—	(3,265)	—	(3,265)
Amounts reclassified from accumulated other comprehensive loss	413	1,819	114	2,346
Net current-period other comprehensive income (loss)	413	10,561	(553)	10,421
At December 31, 2022	(125)	(29,900)	(558)	(30,583)
Other comprehensive income (loss) before reclassifications	—	(646)	173	(473)
Amounts reclassified from accumulated other comprehensive loss	81	242	43	366
Net current-period other comprehensive income (loss)	81	(404)	216	(107)
Amounts reclassified related to the separation of Knife River	44	12,262	—	12,306
At December 31, 2023	$ — $	(18,042) $	(342) $	(18,384)

The following amounts were reclassified out of accumulated other comprehensive loss into net income. The amounts presented in parentheses indicate a decrease to net income on the Consolidated Statements of Income. The reclassifications for the years ended December 31 were as follows:

	2023	2022	Location on Consolidated Statements of Income
	(In thousands)		
Reclassification adjustment for loss on derivative instruments included in net income	$ **(96)** $	(590)	Interest expense
	15	177	Income taxes
	(81)	(413)	
Amortization of postretirement liability losses included in net periodic benefit credit	**(320)**	(2,416)	Other income
	78	597	Income taxes
	(242)	(1,819)	
Reclassification adjustment on available-for-sale investments included in net income	**(54)**	(145)	Other income
	11	31	Income taxes
	(43)	(114)	
Total reclassifications	$ **(366)** $	(2,346)	

Note 16 - Income Taxes

The components of income before income taxes from continuing operations for each of the years ended December 31 were as follows:

	2023	2022	2021
	(In thousands)		
United States	$ 539,898	$ 300,529	$ 286,066
Foreign	—	—	—
Income before income taxes from continuing operations	$ 539,898	$ 300,529	$ 286,066

Income tax expense (benefit) from continuing operations for the years ended December 31 was as follows:

	2023	2022	2021
	(In thousands)		
Current:			
Federal	$ 50,180	$ 21,337	$ 11,737
State	13,707	7,176	4,414
Foreign	—	—	—
	63,887	28,513	16,151
Deferred:			
Income taxes:			
Federal	(5,960)	16,105	19,092
State	(601)	4,245	6,546
Investment tax credit - net	2,147	898	1,755
	(4,414)	21,248	27,393
Total income tax expense	$ 59,473	$ 49,761	$ 43,544

Components of deferred tax assets and deferred tax liabilities at December 31 were as follows:

	2023	2022
	(In thousands)	
Deferred tax assets:		
Postretirement	$ 28,953	$ 30,228
Environmental compliance	28,873	—
Compensation-related	27,363	19,867
Operating lease liabilities	14,242	13,914
Customer advances	8,312	7,615
Legal and environmental contingencies	4,881	8,265
Other	29,753	24,024
Total deferred tax assets	142,377	103,913
Deferred tax liabilities:		
Basis differences on property, plant and equipment	421,212	405,428
Postretirement	39,110	47,340
Purchased gas adjustment	34,618	33,567
Environmental compliance	16,221	—
Operating lease right-of-use-assets	14,116	13,667
Intangible assets	12,756	12,032
Other	62,076	46,593
Total deferred tax liabilities	600,109	558,627
Valuation allowance	816	785
Net deferred income tax liability	$ 458,548	$ 455,499

As of December 31, 2023 and 2022, the Company had various state income tax net operating loss carryforwards of $816,000 and $785,000, respectively, and state income tax credit carryforwards, excluding alternative minimum tax credit carryforwards, of $33.7 million and $35.1 million, respectively. The state income tax credit carryforwards are due to expire between 2025 and 2037. Changes in tax regulations or assumptions regarding current and future taxable income could require additional valuation allowances in the future.

The following table reconciles the change in the net deferred income tax liability from December 31, 2022, to December 31, 2023, to deferred income tax expense:

	2023
	(In thousands)
Change in net deferred income tax liability from the preceding table	$ 3,049
Excess deferred income tax amortization	(8,383)
Deferred taxes associated with other comprehensive loss	(46)
Other	966
Deferred income tax expense for the period	$ (4,414)

Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

Years ended December 31,	2023		2022		2021	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Computed tax at federal statutory rate	$ 113,379	21.0	$ 63,111	21.0	$ 60,074	21.0
Increases (reductions) resulting from:						
State income taxes, net of federal income tax	11,677	2.2	9,268	3.1	9,971	3.5
Tax-free debt for equity exchange	(38,967)	(7.2)	—	—	—	—
Federal renewable energy credit	(15,175)	(2.8)	(15,343)	(5.1)	(13,914)	(4.9)
Excess deferred income tax amortization	(8,383)	(1.6)	(9,008)	(3.0)	(10,295)	(3.6)
Other	(3,058)	(.6)	1,733	.6	(2,292)	(.8)
Total income tax expense	$ 59,473	11.0	$ 49,761	16.6	$ 43,544	15.2

The Company's effective tax rate for 2023 differs from the U.S. federal statutory rate of 21 percent due primarily to the permanent difference on the gain on the Knife River retained shares due to the tax-free treatment of the disposition of the shares through the debt-for-equity exchange that was completed in November 2023, the impact of credits and deductions provided by law, and excess deferred income tax amortization. The debt-for equity exchange included an exchange of the approximately 10 percent of Knife River retained shares owned by the Company.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to U.S. federal, non-U.S., state or local income tax examinations by tax authorities for years ending prior to 2020.

For the years ended December 31, 2023, 2022 and 2021, total reserves for uncertain tax positions were not material. The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in income tax expense.

Note 17 - Cash Flow Information

Cash expenditures for interest and income taxes for the years ended December 31 were as follows:

	2023	2022	2021
	(In thousands)		
Interest, net*	$ 120,431	$ 55,240	$ 72,219
Income taxes paid, net**	$ 64,484	$ 5,317	$ 36,295

* AFUDC - borrowed was $10.0 million, $2.2 million and $2.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.
** Income taxes paid, including discontinued operations, were $62.5 million, $26.4 million and $70.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Noncash investing and financing transactions at December 31 were as follows:

	2023	2022	2021
	(In thousands)		
Property, plant and equipment additions in accounts payable	$ 46,622	$ 35,637	$ 41,765
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 46,181	$ 39,158	$ 44,490
Debt for equity exchange of retained shares in Knife River	$ 293,239	$ —	$ —

Note 18 - Business Segment Data

The Company's reportable segments are those that are based on the Company's method of internal reporting, which generally segregates the strategic business units due to differences in products, services and regulation. The internal reporting of these operating segments is defined based on the reporting and review process used by the Company's chief executive officer. The Company's operations are located within the United States.

The electric segment generates, transmits and distributes electricity in Montana, North Dakota, South Dakota and Wyoming. The natural gas distribution segment distributes natural gas in those states, as well as in Idaho, Minnesota, Oregon and Washington. These operations also supply related value-added services.

The pipeline segment provides natural gas transportation and underground storage services through a regulated pipeline system primarily in the Rocky Mountain and northern Great Plains regions of the United States. This segment also provides non-regulated cathodic protection services.

The construction services segment provides a full spectrum of construction services through its electrical and mechanical and transmission and distribution specialty contracting services across the United States. These specialty contracting services are provided to utilities, manufacturing, transportation, commercial, industrial, institutional, renewable and governmental customers. Its electrical and mechanical contracting services include construction and maintenance of electrical and communication wiring and infrastructure, fire suppression systems, and mechanical piping and services. Its transmission and distribution contracting services include construction and maintenance of overhead and underground electrical, gas and communication infrastructure, as well as manufacturing and supplying transmission and distribution line construction equipment and tools.

The Other category includes the activities of Centennial Capital, which, through its subsidiary InterSource Insurance Company, insures various types of risks as a captive insurer for certain of the Company's subsidiaries. The function of the captive insurer is to fund the self-insured layers of the insured Company's general liability, automobile liability, pollution liability and other coverages. Centennial Capital also owns certain real and personal property. In addition, the Other category includes certain assets, liabilities and tax adjustments of the holding company primarily associated with corporate functions, as well as the gain on the tax-free exchange of the retained shares in Knife River and costs associated with certain strategic initiatives. Also included are certain general and administrative costs (reflected in operation and maintenance expense) and interest expense, which were previously allocated to the refining business, Fidelity and Knife River and do not meet the criteria for income (loss) from discontinued operations.

Discontinued operations includes Knife River's operations and its associated separation costs and interest on debt facilities repaid in connection with the Knife River separation. For the comparative periods below, Knife River's operations are only reflected through May 2023, whereas 2022 and 2021 include the full year from Knife River's operations. Discontinued operations also includes the supporting activities of Fidelity other than certain general and administrative costs and interest expense as described above.

The information below follows the same accounting policies as described in Note 2. Information on the Company's segments as of December 31 and for the years then ended was as follows:

	2023	2022	2021
	(In thousands)		
External operating revenues:			
Regulated operations:			
Electric	$ 400,901	$ 376,936	$ 349,412
Natural gas distribution	1,287,121	1,273,530	971,640
Pipeline	101,615	85,931	69,940
	1,789,637	1,736,397	1,390,992
Non-regulated operations:			
Pipeline	13,457	10,764	13,126
Construction services	2,854,246	2,694,623	2,050,234
Other	—	—	84
	2,867,703	2,705,387	2,063,444
Total external operating revenues	$ 4,657,340	$ 4,441,784	$ 3,454,436

		2023		2022		2021
				(In thousands)		
Intersegment operating revenues:						
Regulated operations:						
Electric	$	274	$	137	$	170
Natural gas distribution		416		274		300
Pipeline		62,211		58,369		58,989
		62,901		58,780		59,459
Non-regulated operations:						
Pipeline		329		515		481
Construction services		143		4,627		1,403
Other		7,941		5,840		4,522
		8,413		10,982		6,406
Total Intersegment operating revenues	$	71,314	$	69,762	$	65,865
Depreciation and amortization:						
Electric	$	64,253	$	67,802	$	66,750
Natural gas distribution		95,300		89,466		86,065
Pipeline		26,811		26,857		20,569
Construction services		23,148		21,468		20,270
Other		4,086		4,435		4,586
Total depreciation and amortization	$	213,598	$	210,028	$	198,240
Operating income (loss):						
Electric	$	92,789	$	79,655	$	66,335
Natural gas distribution		92,181		91,889		89,173
Pipeline		69,162		55,466		48,078
Construction services		190,541		164,644		145,754
Other		(18,695)		(21,655)		(18,289)
Total operating income	$	425,978	$	369,999	$	331,051
Interest expense:						
Electric	$	28,064	$	28,526	$	26,712
Natural gas distribution		57,601		42,126		37,265
Pipeline		13,270		10,102		6,705
Construction services		10,057		165		(130)
Other		18,964		415		260
Intersegment eliminations		(13,648)		(636)		(103)
Total interest expense	$	114,308	$	80,698	$	70,709
Income tax expense (benefit):						
Electric	$	(1,019)	$	(5,420)	$	(7,626)
Natural gas distribution		6,927		7,805		8,366
Pipeline		12,409		10,522		9,672
Construction services		46,968		42,298		36,322
Other		(5,812)		(5,444)		(3,190)
Total income tax expense	$	59,473	$	49,761	$	43,544
Net income (loss):						
Regulated operations:						
Electric	$	71,559	$	57,077	$	51,906
Natural gas distribution		48,520		45,171		51,596
Pipeline		46,233		36,253		39,796
		166,312		138,501		143,298

	2023	2022	2021
	(In thousands)		
Non-regulated operations:			
Pipeline	1,142	(59)	1,327
Construction services	142,444	129,460	112,176
Other	170,527	(17,134)	(14,279)
	314,113	112,267	99,224
Income from continuing operations	480,425	250,768	242,522
Discontinued operations, net of tax	(65,718)	116,721	135,609
Net income	$ 414,707 $	367,489 $	378,131
Capital expenditures:			
Electric	$ 109,805 $	133,970 $	82,427
Natural gas distribution	274,836	240,064	170,411
Pipeline	115,903	61,923	234,803
Construction services	35,096	36,413	29,140
Other	(2,825)	2,272	1,501
Total capital expenditures (a)	$ 532,815 $	474,642 $	518,282
Assets:			
Electric (b)	$ 1,955,644 $	1,856,258 $	1,810,695
Natural gas distribution (b)	3,532,142	3,214,452	2,929,519
Pipeline	1,045,704	961,893	913,945
Construction services	1,106,570	1,126,323	845,262
Other (c)	193,099	2,501,855	2,411,014
Total assets	$ 7,833,159 $	9,660,781 $	8,910,435
Property, plant and equipment:			
Electric (b)	$ 2,369,039 $	2,276,613 $	2,295,646
Natural gas distribution (b)	3,462,187	3,208,059	3,015,164
Pipeline	1,218,387	1,108,141	1,051,868
Construction services	259,849	245,111	225,758
Other	31,654	36,705	36,717
Less accumulated depreciation and amortization	2,220,206	2,098,298	2,119,074
Net property, plant and equipment	$ 5,120,910 $	4,776,331 $	4,506,079

(a) Capital expenditures for 2023, 2022 and 2021 include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $13.1 million, $(3.8) million and $30.6 million, respectively.
(b) Includes allocations of common utility property.
(c) Includes assets of discontinued operations in 2022 and 2021 and assets not directly assignable to a business (i.e. cash, cash equivalents and restricted cash, certain accounts receivable, certain investments and other miscellaneous current and deferred assets).

A reconciliation of reportable segment operating revenues and assets to consolidated operating revenues and assets is as follows:

	2023	2022	2021
	(In thousands)		
Operating revenues reconciliation:			
Total reportable segment operating revenues	$ 4,720,713 $	4,505,706 $	3,515,695
Other revenue	7,941	5,840	4,606
Elimination of intersegment operating revenues	(71,314)	(69,762)	(65,865)
Total consolidated operating revenues	$ 4,657,340 $	4,441,784 $	3,454,436
Asset reconciliation:			
Total reportable segment assets	$ 7,685,794 $	7,205,711 $	6,535,988
Other assets	726,600	3,639,582	3,366,531
Elimination of intersegment receivables	(579,235)	(1,184,512)	(992,084)
Total consolidated assets	$ 7,833,159 $	9,660,781 $	8,910,435

Note 19 - Employee Benefit Plans

Pension and other postretirement benefit plans

The Company has noncontributory qualified defined benefit pension plans and other postretirement benefit plans for certain eligible employees. The Company uses a measurement date of December 31 for all of its pension and postretirement benefit plans.

Prior to 2013, defined benefit pension plan benefits and accruals for all nonunion and certain union plans were frozen and on June 30, 2015, the remaining union plan was frozen. These employees were eligible to receive additional defined contribution plan benefits.

Effective January 1, 2010, eligibility to receive retiree medical benefits was modified at certain of the Company's businesses. Employees who had attained age 55 with 10 years of continuous service by December 31, 2010, were provided the option to choose between a pre-65 comprehensive medical plan coupled with a Medicare supplement or a specified company funded Retiree Reimbursement Account, regardless of when they retire. All other eligible employees must meet the new eligibility criteria of age 60 and 10 years of continuous service at the time they retire to be eligible for a specified company funded Retiree Reimbursement Account. Employees hired after December 31, 2009, will not be eligible for retiree medical benefits at certain of the Company's businesses.

In 2012, the Company modified health care coverage for certain retirees. Effective January 1, 2013, post-65 coverage was replaced by a fixed-dollar subsidy for retirees and spouses to be used to purchase individual insurance through a healthcare exchange.

In connection with the previously discussed separation of Knife River on May 31, 2023, Knife River's pension plan, including the associated assets and liabilities, was transferred to Knife River and therefore is no longer reflected as part of the Company. Also in connection with the separation, a remeasurement of the Company's postretirement plan and the Company's unfunded, non-qualified defined benefit plan were performed and the applicable liabilities from the plans relating to transferring employees were transferred to Knife River.

Changes in benefit obligation and plan assets and amounts recognized in the Consolidated Balance Sheets at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	**2023**	2022
Change in benefit obligation:		(In thousands)		
Benefit obligation at beginning of year	$ **278,286**	$ 367,134	$ **40,315**	$ 53,981
Service cost	**—**	—	**534**	894
Interest cost	**13,521**	9,396	**1,956**	1,383
Plan participants' contributions	**—**	—	**479**	566
Actuarial loss/(gain)	**5,395**	(76,130)	**(215)**	(13,083)
Benefits paid	**(21,616)**	(22,114)	**(3,479)**	(3,426)
Benefit obligation at end of year	**275,586**	278,286	**39,590**	40,315
Change in net plan assets:				
Fair value of plan assets at beginning of year	**242,031**	333,764	**76,640**	99,844
Actual return on plan assets	**20,576**	(69,619)	**5,518**	(20,419)
Employer contribution	**7,567**	—	**76**	75
Plan participants' contributions	**—**	—	**479**	566
Benefits paid	**(21,616)**	(22,114)	**(3,479)**	(3,426)
Fair value of net plan assets at end of year	**248,558**	242,031	**79,234**	76,640
Funded status - (under) over	$ **(27,028)**	$ (36,255)	$ **39,644**	$ 36,325
Amounts recognized in the Consolidated Balance Sheets at December 31:				
Noncurrent assets - other	$ **—**	$ —	$ **39,644**	$ 36,325
Noncurrent liabilities - other	**27,028**	36,255	**—**	—
Benefit obligation (liabilities) assets - net amount recognized	$ **(27,028)**	$ (36,255)	$ **39,644**	$ 36,325
Amounts recognized in accumulated other comprehensive loss:				
Actuarial loss (gain)	$ **32,273**	$ 32,378	$ **(3,515)**	$ (2,923)
Prior service credit	**—**	—	**(115)**	(289)
Total	$ **32,273**	$ 32,378	$ **(3,630)**	$ (3,212)
Amounts recognized in regulatory assets or liabilities:				
Actuarial loss (gain)	$ **140,232**	$ 141,207	$ **(1,146)**	$ (1,439)
Prior service credit	**—**	—	**(2,619)**	(3,796)
Total	$ **140,232**	$ 141,207	$ **(3,765)**	$ (5,235)

Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets. Amounts related to regulated operations are recorded as regulatory assets or liabilities and are expected to be reflected in rates charged to customers over time. For more information on regulatory assets and liabilities, see Note 6.

In 2023, the actuarial loss recognized in the benefit obligation was primarily the result of a decrease in the discount rate. In 2022, the actuarial gain recognized in the benefit obligation was primarily the result of an increase in the discount rate. For more information on the discount rates, see the table below. Unrecognized pension actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a five-year average of assets.

The pension plans all have accumulated benefit obligations in excess of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans at December 31 were as follows:

	2023	2022
	(In thousands)	
Projected benefit obligation	$ 275,586	$ 278,286
Accumulated benefit obligation	$ 275,586	$ 278,286
Fair value of plan assets	$ 248,558	$ 242,031

The components of net periodic benefit cost (credit), other than the service cost component, are included in other income on the Consolidated Statements of Income. Prior service credit is amortized on a straight-line basis over the average remaining service period of active participants. These components related to the Company's pension and other postretirement benefit plans for the years ended December 31 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2023	2022	2021	2023	2022	2021
Components of net periodic benefit credit:	(In thousands)					
Service cost	$ —	$ —	$ —	$ 534	$ 894	$ 1,033
Interest cost	13,521	9,396	8,767	1,956	1,383	1,370
Expected return on assets	(17,194)	(17,482)	(17,548)	(5,361)	(5,277)	(5,079)
Amortization of prior service credit	—	—	—	(1,318)	(1,318)	(1,318)
Recognized net actuarial loss (gain)	3,093	5,826	7,046	(504)	(570)	(111)
Net periodic benefit credit, including amount capitalized	(580)	(2,260)	(1,735)	(4,693)	(4,888)	(4,105)
Less amount capitalized	—	—	—	107	175	150
Net periodic benefit cost credit	(580)	(2,260)	(1,735)	(4,800)	(5,063)	(4,255)
Other changes in plan assets and benefit obligations recognized in accumulated comprehensive loss:						
Net (gain) loss	187	2,369	(265)	(604)	(4,141)	(2,811)
Amortization of actuarial (loss) gain	(292)	(1,310)	(1,286)	108	(281)	(135)
Amortization of prior service credit	—	—	—	78	125	100
Reclassification of postretirement liability adjustment from regulatory asset	—	5,343	—	—	(992)	—
Total recognized in accumulated other comprehensive loss	(105)	6,402	(1,551)	(418)	(5,289)	(2,846)
Other changes in plan assets and benefit obligations recognized in regulatory assets or liabilities:						
Net (gain) loss	1,826	9,757	(5,116)	(107)	11,920	(6,292)
Amortization of actuarial (loss) gain	(2,801)	(5,373)	(6,731)	304	500	110
Amortization of prior service credit	—	—	—	1,273	1,273	1,298
Reclassification of postretirement liability adjustment from regulatory asset	—	(5,343)	—	—	992	—
Total recognized in regulatory assets or liabilities	(975)	(959)	(11,847)	1,470	14,685	(4,884)
Total recognized in net periodic benefit credit, accumulated other comprehensive loss and regulatory assets or liabilities	$ (1,660)	$ 3,183	$ (15,133)	$ (3,748)	$ 4,333	$ (11,985)

Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
Discount rate	4.84 %	5.06 %	4.85 %	5.07 %
Expected return on plan assets	6.50 %	6.50 %	6.00 %	6.00 %

Weighted average assumptions used to determine net periodic benefit cost (credit) for the years ended December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022
Discount rate	5.06 %	2.64 %	5.07 %	2.65 %
Expected return on plan assets	6.50 %	6.00 %	6.00 %	5.50 %

The expected rate of return on pension plan assets is based on a targeted asset allocation range determined by the funded ratio of the plan. As of December 31, 2023, the expected rate of return on pension plan assets is based on the targeted asset allocation range of 40 percent to 50 percent equity securities and 50 percent to 60 percent fixed-income securities and the expected rate of return from these asset categories. The expected rate of return on other postretirement plan assets is based on the targeted asset allocation range of 10 percent to 20 percent equity securities and 80 percent to 90 percent fixed-income securities and the expected rate of return from these asset categories. The expected return on plan assets for other postretirement benefits reflects insurance-related investment costs.

Health care rate assumptions for the Company's other postretirement benefit plans as of December 31 were as follows:

	2023	2022
Health care trend rate assumed for next year	6.5 %	6.5 %
Health care cost trend rate - ultimate	4.5 %	4.5 %
Year in which ultimate trend rate achieved	2033	2032

The Company's other postretirement benefit plans include health care and life insurance benefits for certain retirees. The plans underlying these benefits may require contributions by the retiree depending on such retiree's age and years of service at retirement or the date of retirement. The Company contributes a flat dollar amount to the monthly premiums which is updated annually on January 1.

The Company expects to contribute to its defined benefit pension plans in 2024 the minimum funding requirement of $3.3 million. The Company expects to contribute approximately $22,000 to its postretirement benefit plans in 2024.

The following benefit payments, which reflect future service, as appropriate, and expected Medicare Part D subsidies at December 31, 2023, are as follows:

Years	Pension Benefits	Other Postretirement Benefits	Expected Medicare Part D Subsidy
	(In thousands)		
2024	$ 22,050	$ 3,498	$ 50
2025	21,980	3,473	44
2026	21,810	3,359	39
2027	21,660	3,265	35
2028	21,320	3,171	29
2029-2033	99,970	14,580	94

Outside investment managers manage the Company's pension and postretirement assets. The Company's investment policy with respect to pension and other postretirement assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. The Company strives to maintain investment diversification to assist in minimizing the risk of large losses. The Company's policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. The Company's practice is to periodically review and rebalance asset categories based on its targeted asset allocation percentage policy.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's pension plans' assets are determined using the market approach.

The carrying value of the pension plans' Level 2 cash equivalents approximates fair value and is determined using observable inputs in active markets or the net asset value of shares held at year end, which is determined using other observable inputs including pricing from outside sources.

The estimated fair value of the pension plans' Level 1 and Level 2 equity securities are based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 1 and Level 2 collective and mutual funds are based on the net asset value of shares held at year end, based on either published market quotations on active markets or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 2 corporate and municipal bonds is determined using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, future cash flows and other reference data. The estimated fair value of the pension plans' Level 1 U.S. Government securities are valued based on quoted prices on an active market. The estimated fair value of the pension plans' Level 2 U.S. Government securities are valued mainly using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, to be announced prices, future cash flows and other reference data. The estimated fair value of the pension plans' Level 2 pooled separate accounts are determined using observable inputs in active markets or the net asset value of shares held at year end, or other observable inputs. Some of these securities are valued using pricing from outside sources.

All investments measured at net asset value in the tables that follow are invested in commingled funds, separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the commingled funds, separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the commingled funds, separate accounts and common collective trusts is generally based on quoted prices in active markets.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

The fair value of the Company's pension plans' assets (excluding cash) by class were as follows:

| | Fair Value Measurements at December 31, 2023, Using | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 7,197	$ —	$ 7,197
Equity securities:				
U.S. companies	(2)	—	—	(2)
Collective and mutual funds (a)	84,761	88,219	—	172,980
U.S. Government securities	30,162	33,141	—	63,303
Investments measured at net asset value (b)	—	—	—	5,080
Total assets measured at fair value	$ 114,921	$ 128,557	$ —	$ 248,558

(a) Collective and mutual funds invest approximately 51 percent in corporate bonds, 15 percent in common stock of international companies, 11 percent in common stock of large-cap and mid-cap U.S. companies, 7 percent cash and cash equivalents, 7 percent in U.S. Government securities and 9 percent in other investments.
(b) In accordance with ASC 820 - *Fair Value Measurements,* certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 7,311	$ —	$ 7,311
Equity securities:				
U.S. companies	6,611	—	—	6,611
International companies	—	418	—	418
Collective and mutual funds (a)	108,343	29,863	—	138,206
Corporate bonds	—	72,809	—	72,809
Municipal bonds	—	5,283	—	5,283
U.S. Government securities	2,724	788	—	3,512
Pooled separate accounts (b)	—	2,904	—	2,904
Investments measured at net asset value (c)	—	—	—	4,977
Total assets measured at fair value	$ 117,678	$ 119,376	$ —	$ 242,031

(a) Collective and mutual funds invest approximately 29 percent in corporate bonds, 24 percent in common stock of large-cap U.S. companies, 16 percent in common stock of international companies, 7 percent cash and cash equivalents, 7 percent in U.S. Government securities and 17 percent in other investments.
(b) Pooled separate accounts are invested 100 percent in cash and cash equivalents.
(c) In accordance with ASC 820 - *Fair Value Measurements,* certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets.

The estimated fair values of the Company's other postretirement benefit plans' assets are determined using the market approach.

The estimated fair value of the other postretirement benefit plans' Level 2 cash equivalents is valued at the net asset value of shares held at year end, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 1 and Level 2 equity securities is based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 2 insurance contract is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data.

Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value.

The fair value of the Company's other postretirement benefit plans' assets (excluding cash) by asset class were as follows:

	Fair Value Measurements at December 31, 2023, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 4,562	$ —	$ 4,562
Equity securities:				
U.S. companies	2,369	—	—	2,369
Insurance contract (a)	—	72,303	—	72,303
Total assets measured at fair value	$ 2,369	$ 76,865	$ —	$ 79,234

(a) The insurance contract invests approximately 60 percent in corporate bonds, 16 percent in common stock of large-cap U.S. companies, 15 percent in U.S. Government securities, 5 percent in common stock of small-cap U.S. companies and 4 percent in other investments.

	Fair Value Measurements at December 31, 2022, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2022
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 4,213	$ —	$ 4,213
Equity securities:				
U.S. companies	2,583	—	—	2,583
Collective and mutual funds (a)	5	5	—	10
Insurance contract (b)	—	69,834	—	69,834
Total assets measured at fair value	$ 2,588	$ 74,052	$ —	$ 76,640

(a) Collective and mutual funds invest approximately 29 percent in corporate bonds, 24 percent in common stock of large-cap U.S. companies, 16 percent in common stock of international companies, 7 percent in cash and cash equivalents, 7 percent in U.S. Government securities and 17 percent in other investments.
(b) The insurance contract invests approximately 69 percent in corporate bonds, 14 percent in common stock of large-cap U.S. companies, 13 percent in U.S. Government securities and 4 percent in common stock of small-cap U.S. companies.

Nonqualified benefit plans

In addition to the qualified defined benefit pension plans reflected in the table at the beginning of this note, the Company also has unfunded, nonqualified defined benefit plans for executive officers and certain key management employees that generally provide for defined benefit payments at age 65 following the employee's retirement or, upon death, to their beneficiaries for a 15-year period. In February 2016, the Company froze the unfunded, nonqualified defined benefit plans to new participants and eliminated benefit increases. Vesting for participants not fully vested was retained.

The projected benefit obligation and accumulated benefit obligation for these plans at December 31 were as follows:

	2023	2022
	(In thousands)	
Projected benefit obligation	$ 57,033	$ 58,683
Accumulated benefit obligation	$ 57,033	$ 58,683

The components of net periodic benefit cost are included in other income on the Consolidated Statements of Income. These components related to the Company's nonqualified defined benefit plans for the years ended December 31 were as follows:

	2023	2022	2021
	(In thousands)		
Components of net periodic benefit cost:			
Interest cost	2,740	1,681	1,505
Recognized net actuarial loss	273	911	942
Net periodic benefit cost	$ 3,013	$ 2,592	$ 2,447

Weighted average assumptions used at December 31 were as follows:

	2023	2022
Benefit obligation discount rate	4.73 %	4.97 %
Benefit obligation rate of compensation increase	N/A	N/A
Net periodic benefit cost discount rate	4.97 %	2.40 %
Net periodic benefit cost rate of compensation increase	N/A	N/A

The amount of future benefit payments for the unfunded, nonqualified defined benefit plans at December 31, 2023, are expected to aggregate as follows:

	2024	2025	2026	2027	2028	2029-2033
	(In thousands)					
Nonqualified benefits	$ 5,584	$ 5,726	$ 5,795	$ 5,807	$ 5,481	21,962

In 2012, the Company established a nonqualified defined contribution plan for certain key management employees. In 2020, the plan was frozen to new participants and no new Company contributions will be made to the plan after December 31, 2020. Vesting for participants not fully vested was retained. A new nonqualified defined contribution plan was adopted in 2020, effective January 1, 2021, to replace the plan originally established in 2012 with similar provisions. Expenses incurred under these plans for 2023, 2022 and 2021 were $5.5 million, $2.2 million and $1.5 million, respectively.

The amount of investments that the Company anticipates using to satisfy obligations under these plans at December 31 was as follows:

	2023	2022
	(In thousands)	
Investments		
Insurance contracts*	$ 66,283	$ 77,958
Life insurance**	31,303	31,214
Other	6,409	4,913
Total investments	$ 103,995	$ 114,085

* For more information on the insurance contracts, see Note 9.
** Investments of life insurance are carried on plan participants (payable upon the employee's death).

Defined contribution plans

The Company sponsors a defined contribution plan for eligible employees and the costs incurred under this plan were $23.2 million in 2023, $18.7 million in 2022 and $18.8 million in 2021.

Multiemployer plans

The Company contributes to a number of MEPPs under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- Assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers

- If the Company chooses to stop participating in some of its MEPPs, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability

The Company's participation in these plans is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2023 and 2022 is for the plan's year-end at December 31, 2022, and December 31, 2021, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are between 65 percent and 80 percent funded, and plans in the green zone are at least 80 percent funded.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2023	2022		**2023**	2022	2021		
					(In thousands)				
Edison Pension Plan	936061681-001	**Green**	Green	No	$ **16,957**	$ 18,750	$ 18,331	No	12/31/2026
IBEW Local 212 Pension Trust	316127280-001	**Green as of 4/30/2022**	Green as of 4/30/2021	No	**1,350**	1,622	1,733	No	6/1/2025
IBEW Local 357 Pension Plan A	886023284-001	**Green**	Green	No	**18,936**	12,876	6,485	No	5/31/2024
IBEW Local 82 Pension Plan	316127268-001	**Green as of 6/30/2023**	Green as of 6/30/2022	No	**2,149**	1,854	1,353	No	12/6/2026
IBEW Local 683 Pension Fund Pension Plan	341442087-001	**Green**	Green	No	**3,986**	3,362	1,238	No	5/26/2024
Idaho Plumbers and Pipefitters Pension Plan	826010346-001	**Green as of 5/31/2023**	Green as of 5/31/2022	No	**1,690**	1,613	1,528	No	3/31/2027
National Electrical Benefit Fund	530181657-001	**Green**	Green	No	**19,040**	18,060	14,361	No	12/31/2023-12/27/2027 *
Pension and Retirement Plan of Plumbers and Pipefitters Local 525	886003864-001	**Green as of 6/30/2022**	Green as of 6/30/2022	No	**8,020**	6,304	4,345	No	9/30/2024
Sheet Metal Workers Pension Plan of Southern CA, AZ, and NV	956052257-001	**Green**	Green	No	**3,631**	3,400	2,615	No	6/30/2024
Other funds					**21,289**	20,437	17,930		
Total contributions					$ **97,048**	$ 88,278	$ 69,919		

* Plan includes contributions required by collective bargaining agreements which have expired but contain provisions automatically renewing their terms in the absence of a subsequent negotiated agreement.

The Company was listed in the plans' Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31 of the Plan's Year-End)
Edison Pension Plan	2022 and 2021
Eighth District Electrical Pension Fund	2022
Electrical Workers Local No. 26 Pension Fund	2022
IBEW Local 82 Pension Plan	2022 and 2021
IBEW Local 124 Pension Trust Fund	2022 and 2021
IBEW Local 212 Pension Trust Fund	2022 and 2021
IBEW Local 357 Pension Plan A	2021
IBEW Local 648 Pension Plan	2022 and 2021
IBEW Local 683 Pension Fund Pension Plan	2022 and 2021
Idaho Plumbers and Pipefitters Pension Plan	2022 and 2021
National Electrical Benefit Fund	2022
Pension and Retirement Plan of Plumbers and Pipefitters Local 525	2022 and 2021
Sheet Metal Workers Pension Plan of Southern CA, AZ, and NV	2022
Western States Insulators and Allied Workers' Pension Plan	2022

The Company also contributes to a number of multiemployer other postretirement plans under the terms of collective-bargaining agreements that cover its union-represented employees. These plans provide benefits such as health insurance, disability insurance and life insurance to retired union employees. Many of the multiemployer other postretirement plans are combined with active multiemployer health and welfare plans. The Company's total contributions to its multiemployer other postretirement plans, which also includes contributions to active multiemployer health and welfare plans, were $86.6 million, $79.1 million and $64.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Amounts contributed in 2023, 2022 and 2021 to defined contribution multiemployer plans were $73.3 million, $67.6 million and $54.6 million, respectively.

Note 20 - Jointly Owned Facilities

The consolidated financial statements include the Company's ownership interests in three coal-fired electric generating facilities (Big Stone Station, Coyote Station and Wygen III) and two major transmission lines (BSSE and JETx). Each owner of the jointly owned facilities is responsible for financing its investment. The Company's share of the jointly owned facilities operating expenses was reflected in the appropriate categories of operating expenses (electric fuel and purchased power; operation and maintenance; and taxes, other than income) in the Consolidated Statements of Income.

At December 31, the Company's share of the cost of utility plant in service, construction work in progress and related accumulated depreciation for the jointly owned facilities was as follows:

	Ownership Percentage	2023		2022
		(In thousands)		
Big Stone Station:	22.7 %			
Utility plant in service		$ 159,437	$	157,699
Construction work in progress		197		231
Less accumulated depreciation		52,264		48,590
		$ 107,370	$	109,340
BSSE:	50.0 %			
Utility plant in service		$ 107,260	$	107,260
Construction work in progress		—		—
Less accumulated depreciation		8,111		6,182
		$ 99,149	$	101,078
Coyote Station:	25.0 %			
Utility plant in service		$ 160,208	$	158,274
Construction work in progress		159		1,807
Less accumulated depreciation		113,187		111,203
		$ 47,180	$	48,878
JETx:	50.0 %			
Utility plant in service		$ —	$	—
Construction work in progress		1,372		—
Less accumulated depreciation		—		—
		$ 1,372	$	—
Wygen III:	25.0 %			
Utility plant in service		$ 66,852	$	66,238
Construction work in progress		127		273
Less accumulated depreciation		13,728		12,477
		$ 53,251	$	54,034

Note 21 - Regulatory Matters

The Company regularly reviews the need for electric and natural gas rate changes in each of the jurisdictions in which service is provided. The Company files for rate adjustments to seek recovery of operating costs and capital investments, as well as reasonable returns as allowed by regulators. Certain regulatory proceedings and cases may also contain recurring mechanisms that can have an annual true-up. Examples of these recurring mechanisms include: infrastructure riders, transmission trackers, renewable resource cost adjustment riders, as well as weather normalization and decoupling mechanisms. The following paragraphs summarize the Company's significant open regulatory proceedings and cases by jurisdiction. The Company is unable to predict the ultimate outcome of these matters, the timing of final decisions of the various regulators and courts, or the effect on the Company's results of operations, financial position or cash flows.

NDPSC

On November 1, 2023, Montana-Dakota filed a request with the NDPSC for a natural gas general rate increase of approximately $11.6 million annually or 7.5 percent above current rates. The requested increase is primarily to recover investments in system upgrades and pipeline replacement projects enhancing the reliability, safety and integrity of the natural gas system, as well as increased costs to operate and maintain that system. On December 13, 2023, the NDPSC approved an interim rate increase of approximately $10.1 million annually or 6.5 percent above current rates, subject to refund, for service rendered on and after January 1, 2024. This matter is pending before the NDPSC.

Montana-Dakota has a renewable resource cost adjustment rate tariff that allows for annual adjustments for recent projected capital costs and related expenses for projects determined to be recoverable under the tariff. On October 31, 2023, Montana-Dakota filed an annual update to its renewable resource cost adjustment requesting to recover a revenue requirement of approximately $21.0 million annually, which was revised to $19.5 million on January 29, 2024. The update reflects an increase of approximately $4.2 million from the revenues currently included in rates. The NDPSC approved the renewable resource cost adjustment on February 7, 2024, with rates effective March 1, 2024.

SDPUC

On August 15, 2023, Montana-Dakota filed a request with the SDPUC for an electric general rate increase of approximately $3.0 million annually or 17.3 percent above current rates. The requested increase is primarily to recover investments in system upgrades and pipeline replacement projects enhancing the reliability, safety and integrity of the natural gas system, as well as increased costs to operate and maintain that system. On January 26, 2024, Montana-Dakota filed a notice of intent to implement interim rates of $2.7 million annually or 15.4 percent above current rates, which reflects the removal of Heskett Unit 4 due to the project delay caused by unforeseen operational setbacks. The interim rates, subject to refund, will be effective March 1, 2024. This matter is pending before the SDPUC.

On August 15, 2023, Montana-Dakota filed a request with the SDPUC for a natural gas general rate increase of approximately $7.4 million annually or 11.2 percent above current rates. The requested increase is primarily to recover investments and the associated depreciation, operation and maintenance expenses and taxes associated with the increased investment. On January 26, 2024, Montana-Dakota filed a notice of intent to implement interim rates, subject to refund, effective March 1, 2024. This matter is pending before the SDPUC.

FERC

On January 27, 2023, WBI Energy Transmission filed a general rate case with the FERC for increases in its transportation and storage services rates that also includes a Greenhouse Gas Cost Recovery Mechanism for anticipated future costs. In August 2023, the Company reached a rate case settlement agreement with its customers and FERC staff and the agreed-upon rates were placed into effect as of August 1, 2023. The settlement agreement did not include a Greenhouse Gas Cost Recovery Mechanism. On October 17, 2023, the Administrative Law Judge certified the Company's rate case settlement agreement to the FERC for final approval. On November 27, 2023, the request was approved by FERC.

On August 31, 2023, Montana-Dakota filed an update to its transmission formula rate under the MISO tariff for its multi-value project and network upgrade charges for $15.2 million, which was updated to $15.4 million on November 16, 2023. Rates were effective January 1, 2024.

Note 22 - Commitments and Contingencies

The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual, statutory and regulatory obligations. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations management is unable to estimate an amount or range of a reasonably possible loss including, but not limited to when: (1) the damages are unsubstantiated or indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories.

At December 31, 2023 and 2022, the Company accrued liabilities which have not been discounted of $22.5 million and $31.9 million, respectively. At December 31, 2023 and 2022, the Company also recorded corresponding insurance receivables of $202,000 and $10.0 million, respectively, and regulatory assets of $21.6 million and $20.9 million, respectively, related to the accrued liabilities. The accruals are for contingencies resulting from litigation and environmental matters. This includes amounts that have been accrued for matters discussed in Environmental matters within this note. The Company will continue to monitor each matter and adjust accruals as might be warranted based on new information and further developments. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon the Company's financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred.

Environmental matters

Manufactured Gas Plant Sites Claims have been made against Cascade for cleanup of environmental contamination at manufactured gas plant sites operated by Cascade's predecessors and a similar claim has been made against Montana-Dakota for a site operated by Montana-Dakota and its predecessors. Any accruals related to these claims are reflected in regulatory assets. For more information, see Note 6.

Demand has been made of Montana-Dakota to participate in investigation and remediation of environmental contamination at a site in Missoula, Montana. The site operated as a former manufactured gas plant from approximately 1907 to 1938 when it was converted to a butane-air plant that operated until 1956. Montana-Dakota or its predecessors owned or controlled the site for a period of the time it operated as a manufactured gas plant and Montana-Dakota operated the butane-air plant from 1940 to 1951, at which time it sold the plant. There are no documented wastes or by-products resulting from the mixing or distribution of butane-air gas. Preliminary assessment of a portion of the site provided a recommended remedial alternative for that portion of approximately $560,000. However, the recommended remediation would not address any potential contamination to adjacent parcels that may be impacted from historic operations of the manufactured gas plant. An environmental assessment, which was started in 2020 and is still underway, is estimated to cost approximately $1.8 million. Montana-Dakota and another party agreed to voluntarily investigate and remediate the site and that Montana-Dakota will pay two-thirds of the costs for further investigation and remediation of the site. Montana-Dakota has accrued costs of $610,000 for the remediation and investigation costs, and has incurred costs of $1.0 million as of December 31, 2023. Montana-Dakota received notice from a prior insurance carrier that it will participate in payment of defense costs incurred in relation to the claim. On December 9, 2021, Montana Dakota filed an application with the MTPSC for deferred accounting treatment for costs associated with the investigation and remediation of the site. The MTPSC approved the application for deferred accounting treatment as requested on July 26, 2022.

A claim was made against Cascade for contamination at the Bremerton Gasworks Superfund Site in Bremerton, Washington, which was received in 1997. A preliminary investigation has found soil and groundwater at the site contain impacts requiring further investigation and cleanup. The EPA conducted a Targeted Brownfields Assessment of the site and released a report summarizing the results of that assessment in August 2009. The assessment confirmed that impacts have affected soil and groundwater at the site, as well as sediments in the adjacent Port Washington Narrows. In April 2010, the Washington DOE issued notice it considered Cascade a PRP for hazardous substances at the site. In May 2012, the EPA added the site to the National Priorities List of Superfund sites. Cascade entered into an administrative settlement agreement and consent order with the EPA regarding the scope and schedule for a remedial investigation and feasibility study for the site. Current estimates for the cost to complete the remedial investigation and feasibility study are approximately $13.7 million of which $10.6 million has been incurred as of December 31, 2023. Based on the site investigation, preliminary remediation alternative costs were provided by consultants in August 2020. The preliminary information received through the completion of the data report allowed for the projection of possible costs for a variety of site configurations, remedial measures and potential natural resource damage claims of between $13.6 million and $71.5 million. At December 31, 2023, Cascade has accrued $3.2 million for the remedial investigation and feasibility study, as well as $17.5 million for remediation of this site. The accrual for remediation costs will be reviewed and adjusted, if necessary, after the completion of the feasibility study. In April 2010, Cascade filed a petition with the WUTC for authority to defer the costs incurred in relation to the environmental remediation of this site. The WUTC approved the petition in September 2010, subject to conditions set forth in the order.

A claim was made against Cascade for impacts at a site in Bellingham, Washington. Cascade received notice from a party in May 2008 that Cascade may be a PRP, along with other parties, for impacts from a manufactured gas plant owned by Cascade and its predecessor from about 1946 to 1962. Other PRPs reached an agreed order and work plan with the Washington DOE for completion of a remedial investigation and feasibility study for the site. A feasibility study prepared for one of the PRPs in March 2018 identifies five cleanup action alternatives for the site with estimated costs ranging from $8.0 million to $20.4 million with a selected preferred alternative having an estimated total cost of $9.3 million. The other PRPs developed a cleanup action plan and completed public review in 2020. The development of the remediation design is underway, with the Pre-Remedial Design Investigation Data Report submitted to Washington Ecology on June 28, 2023. The remedy construction is expected to occur following the approval of the final design. Cascade believes its proportional share of any liability will be relatively small in comparison to other PRPs. The plant manufactured gas from coal between approximately 1890 and 1946. In 1946, shortly after Cascade's predecessor acquired the plant, the plant converted to a propane-air gas facility. There are no documented wastes or by-products resulting from the mixing or distribution of propane-air gas. Cascade has recorded an accrual for this site for an amount that is not material.

The Company has received notices from and entered into agreements with certain of its insurance carriers that they will participate in the defense for certain contamination claims subject to full and complete reservations of rights and defenses to insurance coverage. To the extent these claims are not covered by insurance, the Company intends to seek recovery of remediation costs through its natural gas rates charged to customers.

Purchase commitments

The Company has entered into various commitments largely consisting of contracts for natural gas and coal supply; purchased power; natural gas transportation and storage; and information technology. Certain of these contracts are subject to variability in volume and price. The commitment terms vary in length, up to 36 years. The commitments under these contracts as of December 31, 2023, were:

	2024	2025	2026	2027	2028	Thereafter
	(In thousands)					
Purchase commitments	$ 674,932	$ 298,785	$ 167,915	$ 124,893	$ 119,600	$ 670,311

These commitments were not reflected in the Company's consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2023, 2022 and 2021, were $1.0 billion, $870.6 million and $711.9 million, respectively.

Guarantees

Certain subsidiaries of the Company have outstanding guarantees to third parties that guarantee the performance of other subsidiaries of the Company. These guarantees are related to construction contracts, insurance deductibles and loss limits, and certain other guarantees. At December 31, 2023, the fixed maximum amounts guaranteed under these agreements aggregated $341.4 million. Certain of the guarantees also have no fixed maximum amounts specified. The amounts of scheduled expiration of the maximum amounts guaranteed under these agreements aggregate to $80.9 million in 2024; $255.1 million in 2025; $4.1 million in 2026; $1.0 million in 2027; $300,000 in 2028; and $0 thereafter. There were no amounts outstanding under the previously mentioned guarantees at December 31, 2023. In the event of default under these guarantee obligations, the subsidiary issuing the guarantee for that particular obligation would be required to make payments under its guarantee.

The Company and certain subsidiaries have outstanding letters of credit to third parties related to insurance policies and other agreements, some of which are guaranteed by other subsidiaries of the Company. At December 31, 2023, the fixed maximum amounts guaranteed under these letters of credit aggregated $33.9 million. The amounts of scheduled expiration of the maximum amounts guaranteed under these letters of credit aggregate to $33.9 million in 2024. There were no amounts outstanding under the previously mentioned letters of credit at December 31, 2023. In the event of default under these letter of credit obligations, the Company or subsidiary guaranteeing the letter of credit would be obligated for reimbursement of payments made under the letter of credit.

In addition, Centennial and MDU Construction Services have issued guarantees to third parties related to the routine purchase of maintenance items, materials and lease obligations for which no fixed maximum amounts have been specified. These guarantees have no scheduled maturity date. In the event a subsidiary of the Company defaults under these obligations, Centennial or MDU Construction Services would be required to make payments under these guarantees. Any amounts outstanding by subsidiaries of the Company were reflected on the Consolidated Balance Sheet at December 31, 2023.

In the normal course of business, Centennial has surety bonds related to construction contracts and reclamation obligations of its subsidiaries. In the event a subsidiary of Centennial does not fulfill a bonded obligation, Centennial would be responsible to the surety bond company for completion of the bonded contract or obligation. A large portion of the surety bonds is expected to expire within the next 12 months; however, Centennial will likely continue to enter into surety bonds for its subsidiaries in the future. At December 31, 2023, approximately $313.0 million of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

Variable interest entities

The Company evaluates its arrangements and contracts with other entities to determine if they are VIEs and if so, if the Company is the primary beneficiary.

Fuel Contract Coyote Station entered into a coal supply agreement with Coyote Creek that provides for the purchase of coal necessary to supply the coal requirements of the Coyote Station for the period May 2016 through December 2040. Coal purchased under the coal supply agreement is reflected in inventories on the Consolidated Balance Sheets and is recovered from customers as a component of electric fuel and purchased power.

The coal supply agreement creates a variable interest in Coyote Creek due to the transfer of all operating and economic risk to the Coyote Station owners, as the agreement is structured so that the price of the coal will cover all costs of operations, as well as future reclamation costs. The Coyote Station owners are also providing a guarantee of the value of the assets of Coyote Creek as they would be required to buy the assets at book value should they terminate the contract prior to the end of the contract term and are providing a guarantee of the value of the equity of Coyote Creek in that they are required to buy the entity at the end of the contract term at equity value. Although the Company has determined that Coyote Creek is a VIE, the Company has concluded that it is not the primary beneficiary of Coyote Creek because the authority to direct the activities of the entity is shared by the four unrelated owners of the Coyote Station, with no primary beneficiary existing. As a result, Coyote Creek is not required to be consolidated in the Company's financial statements.

At December 31, 2023, the Company's exposure to loss as a result of the Company's involvement with the VIE, based on the Company's ownership percentage, was $27.6 million.

Note 23 - Subsequent Events

On January 19, 2024, Cascade made the final $50.0 million repayment on the $150.0 million term loan agreement which Cascade had entered into on January 20, 2023, with a SOFR-based variable interest rate and a maturity date of January 19, 2024.

On January 19, 2024, Intermountain made the final $45.0 million repayment on the $125.0 million term loan agreement which Intermountain had entered into on January 20, 2023, with a SOFR-based variable interest rate and a maturity date of January 19, 2024.

Definitions

The following abbreviations and acronyms used in Notes to Consolidated Financial Statements are defined below:

Abbreviation or Acronym

AFUDC	Allowance for funds used during construction
ASC	FASB Accounting Standards Codification
ASU	FASB Accounting Standards Update
Big Stone Station	475-MW coal-fired electric generating facility near Big Stone City, South Dakota (22.7 percent ownership)
BSSE	345-kV transmission line from Ellendale, North Dakota, to Big Stone City, South Dakota (50 percent ownership)
Cascade	Cascade Natural Gas Corporation, an indirect wholly owned subsidiary of MDU Energy Capital
Centennial	CEHI, LLC, a direct wholly owned subsidiary of the Company, formally known as Centennial Energy Holdings, Inc. prior to the separation of Knife River from the Company. References to Centennial's historical business and operations refer to the business and operations of Centennial Energy Holdings, Inc.
Centennial Capital	Centennial Holdings Capital LLC, a direct wholly owned subsidiary of Centennial
Company	MDU Resources Group, Inc.
Coyote Creek	Coyote Creek Mining Company, LLC, a subsidiary of The North American Coal Corporation
Coyote Station	427-MW coal-fired electric generating facility near Beulah, North Dakota (25 percent ownership)
EBITDA	Earnings before interest, taxes, depreciation and amortization
EIN	Employer Identification Number
EPA	United States Environmental Protection Agency
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fidelity	Fidelity Exploration & Production Company, a direct wholly owned subsidiary of WBI Holdings (previously referred to as the Company's exploration and production segment)
FIP	Funding improvement plan
GAAP	Accounting principles generally accepted in the United States of America
Great Plains	Great Plains Natural Gas Co., a public utility division of Montana-Dakota
IBEW	International Brotherhood of Electrical Workers
Intermountain	Intermountain Gas Company, an indirect wholly owned subsidiary of MDU Energy Capital
IPUC	Idaho Public Utilities Commission
IRS	Internal Revenue Service
JETx	345-kV transmission line from Jamestown, North Dakota to Ellendale, North Dakota (50 percent ownership)
Knife River	Established as Knife River Corporation prior to the separation from the Company, a direct wholly owned subsidiary of Centennial. Knife River refers to Knife River Corporation, during the period prior to separation, now known as "KRC Materials, Inc." Following the separation Knife River refers to Knife River Holding Company, now known as Knife River Corporation.
K-Plan	Company's 401(k) Retirement Plan
LIBOR	London Inter-bank Offered Rate
MDU Construction Services	MDU Construction Services Group, Inc., a direct wholly owned subsidiary of Centennial
MDU Energy Capital	MDU Energy Capital, LLC, a direct wholly owned subsidiary of the Company
MEPP	Multiemployer pension plan
MISO	Midcontinent Independent System Operator, Inc., the organization that provides open-access transmission services and monitors the high-voltage transmission system in the Midwest United States and Manitoba, Canada and a southern United States region which includes much of Arkansas, Mississippi and Louisiana
MNPUC	Minnesota Public Utilities Commission
Montana-Dakota	Montana-Dakota Utilities Co. a direct wholly owned subsidiary of MDU Energy Capital
MTPSC	Montana Public Service Commission
MW	Megawatt
NDPSC	North Dakota Public Service Commission
PRP	Potentially Responsible Party
RP	Rehabilitation plan
SDPUC	South Dakota Public Utilities Commission

SEC	United States Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SOFR	Secured Overnight Financing Rate
VIE	Variable interest entity
Washington DOE	Washington State Department of Ecology
WBI Energy Transmission	WBI Energy Transmission, Inc., an indirect wholly owned subsidiary of WBI Holdings
WBI Holdings	WBI Holdings, Inc., a direct wholly owned subsidiary of Centennial
WUTC	Washington Utilities and Transportation Commission
Wygen III	100-MW coal-fired electric generating facility near Gillette, Wyoming (25 percent ownership)

Part II

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The following information includes the evaluation of disclosure controls and procedures by the Company's chief executive officer and the chief financial officer, along with any significant changes in internal controls of the Company.

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and other procedures as of the end of the period covered by this report. Based upon that evaluation, the chief executive officer and the chief financial officer have concluded that, as of the end of the period covered by this report, such controls and procedures were effective at a reasonable assurance level.

Changes in Internal Controls

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The information required by this item is included in this Form 10-K at Item 8 - Management's Report on Internal Control Over Financial Reporting.

Attestation Report of the Registered Public Accounting Firm

The information required by this item is included in this Form 10-K at Item 8 - Report of Independent Registered Public Accounting Firm.

Item 9B. Other Information

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table includes information as of December 31, 2023, with respect to the Company's equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	
Equity compensation plans approved by stockholders (1)	873,300	(2)	$ —	(3)	2,139,336	(4)(5)
Equity compensation plans not approved by stockholders	N/A		N/A		N/A	
Total	873,300		$ —		2,139,336	

(1) Consists of the Non-Employee Director Long-Term Incentive Compensation Plan and the Long-Term Performance-Based Incentive Plan. For more information, see Note 14.
(2) Consists of restricted stock units.
(3) No weighted average exercise price is shown for the restricted stock units or performance share awards because such awards have no exercise price.
(4) This amount includes 2,047,439 shares available for future issuance under the Long-Term Performance-Based Incentive Plan in connection with grants of restricted stock units, performance units, performance shares or other equity-based awards.
(5) This amount includes 91,897 shares available for future issuance under the Non-Employee Director Long-Term Incentive Compensation Plan.

The remaining information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this item about aggregate fees billed to the Company by its principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), will be included in the Company's Proxy Statement, which is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

Index to Financial Statements and Financial Statement Schedules

1. Financial Statements

2. Financial Statement Schedules

All other schedules have been omitted because they are not applicable or the required information is included elsewhere in the financial statements or related notes.

MDU RESOURCES GROUP, INC.
Schedule I - Condensed Financial Information of Registrant (Unconsolidated)
Condensed Statements of Income and Comprehensive Income

Years ended December 31,	2023	2022	2021
		(In thousands)	
Operating revenues	$ —	$ —	$ —
Operating expenses	14,959	4,888	—
Operating loss	(14,959)	(4,888)	—
Realized gain on tax-free exchange of the retained shares in Knife River	186,556	—	—
Interest expense	16,099	—	—
Income (loss) before income taxes	155,498	(4,888)	—
Income tax benefit	(7,705)	(1,193)	—
Equity in earnings of subsidiaries from continuing operations	317,222	254,463	242,522
Income from continuing operations	480,425	250,768	242,522
Equity in earnings (loss) of subsidiaries from discontinued operations	(17,922)	125,726	135,609
Discontinued operations, net of tax	(47,796)	(9,005)	—
Net income	$ 414,707	$ 367,489	$ 378,131
Comprehensive income	$ 414,600	$ 377,910	$ 385,205

The accompanying notes are an integral part of these condensed financial statements.

MDU RESOURCES GROUP, INC.
Schedule I - Condensed Financial Information of Registrant (Unconsolidated)
Condensed Balance Sheets

December 31,	2023	2022
	(In thousands, except shares and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 33,039	$ 19,486
Receivables, net	6,568	4,410
Accounts receivable from subsidiaries	30,526	53,285
Prepayments and other current assets	8,261	3,237
Total current assets	78,394	80,418
Noncurrent assets		
Investments	37,722	50,206
Investment in subsidiaries	3,146,122	3,581,754
Notes receivable from subsidiaries	58,000	—
Deferred income taxes	12,596	12,668
Operating lease right-of-use assets	31	72
Other	2,593	2,068
Total noncurrent assets	3,257,064	3,646,768
Total assets	$ 3,335,458	$ 3,727,186
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,264	$ 2,354
Accounts payable to subsidiaries	3,435	4,402
Notes payable to subsidiaries	134,107	—
Taxes payable	542	572
Dividends payable	25,461	45,246
Accrued compensation	9,651	4,312
Operating lease liabilities due within one year	25	42
Other accrued liabilities	8,008	17,907
Total current liabilities	185,493	74,835
Noncurrent liabilities:		
Long-term debt	189,048	—
Operating lease liabilities	6	30
Other	55,678	65,192
Total noncurrent liabilities	244,732	65,222
Commitments and contingencies		
Stockholders' equity:		
Common stock Authorized - 500,000,000 shares, $1.00 par value Shares issued - 203,689,090 at December 31, 2023 and 204,162,814 at December 31, 2022	203,689	204,163
Other paid-in capital	1,466,235	1,466,037
Retained earnings	1,253,693	1,951,138
Accumulated other comprehensive loss	(18,384)	(30,583)
Treasury stock at cost - 538,921 shares at December 31, 2022	—	(3,626)
Total stockholders' equity	2,905,233	3,587,129
Total liabilities and stockholders' equity	$ 3,335,458	$ 3,727,186

The accompanying notes are an integral part of these condensed financial statements.

MDU RESOURCES GROUP, INC.
Schedule I - Condensed Financial Information of Registrant (Unconsolidated)
Condensed Statements of Cash Flows

Years ended December 31,	2023	2022	2021
		(In thousands)	
Net cash provided by operating activities of continuing operations	$ 271,337	$ 251,204	$ 187,297
Net cash used in operating activities of discontinued operations	$ (47,796)	$ (9,005)	$ —
Net cash provided by operating activities	223,541	242,199	187,297
Investing activities:			
Investments in and advances to subsidiaries	(476,000)	(45,000)	(102,000)
Investments	7,422	(885)	(391)
Issuance of notes receivable	(58,000)	—	—
Net cash used in investing activities of continuing operations	(526,578)	(45,885)	(102,391)
Financing activities:			
Issuance of short-term borrowings	535,000	—	—
Repayment of short-term borrowings	(242,401)	—	—
Issuance of long-term debt	575,000	—	—
Repayment of long-term debt	(385,000)	—	—
Debt issuance costs	(952)	—	—
Proceeds from issuance of common stock	—	(149)	88,767
Dividends paid	(161,316)	(176,915)	(171,354)
Repurchase of common stock	(2,270)	(3,525)	(2,992)
Tax withholding on stock-based compensation	(1,471)	(2,398)	(1,949)
Net cash used in financing activities of continuing operations	316,590	(182,987)	(87,528)
Increase (decrease) in cash and cash equivalents	13,553	13,327	(2,622)
Cash and cash equivalents - beginning of year	19,486	6,159	8,781
Cash and cash equivalents - end of year	$ 33,039	$ 19,486	$ 6,159

The accompanying notes are an integral part of these condensed financial statements.

Notes to Condensed Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basis of presentation The condensed financial information reported in Schedule I is being presented to comply with Rule 12-04 of Regulation S-X. The information is unconsolidated and is presented for the parent company only, MDU Resources Group, Inc. (the Company) as of and for the years ended December 31, 2023, 2022 and 2021. In Schedule I, investments in subsidiaries are presented under the equity method of accounting where the assets and liabilities of the subsidiaries are not consolidated. The investments in net assets of the subsidiaries are recorded on the Condensed Balance Sheets. The income from subsidiaries is reported as equity in earnings of subsidiaries on the Condensed Statements of Income. The material cash inflows on the Condensed Statements of Cash Flows are primarily from the dividends and other payments received from its subsidiaries and the proceeds raised from the issuance of debt and equity securities. The consolidated financial statements of the Company reflect certain businesses as discontinued operations. These statements should be read in conjunction with the consolidated financial statements and notes thereto of the Company.

Earnings per common share Please refer to the Consolidated Statements of Income of the registrant for earnings per common share. In addition, see Item 8 - Note 2 for information on the computation of earnings per common share.

Note 2 - Debt

MDU Resources Group, Inc. On May 1, 2023, the Company entered into a $75.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of November 1, 2023. On May 31, 2023, the Company repaid the full balance outstanding under the term loan agreement.

On May 31, 2023, the Company entered into a $150.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 29, 2024. At December 31, 2023, the Company had no amount outstanding. The agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

On May 31, 2023, the Company entered into a $200.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2028. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments. At December 31, 2023, there were no amounts outstanding under the agreement.

On May 31, 2023, the Company entered into a $375.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2025. On November 15, 2023, the Company paid down $185.0 million of this term loan. The term loan agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loan and investments.

On November 6, 2023, the Company entered into a $310 million term loan agreement which was used to facilitate the tax-free debt for equity exchange. This term loan was repaid through a noncash exchange of the Company's shares in Knife River for $293.2 million and the remaining balance of this term loan was repaid in cash on November 10, 2023.

At December 31, 2023, the Company had $190 million of long-term debt maturities for 2025. For more information on debt, see Item 8 - Note 10.

Note 3 - Dividends The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. Cash dividends paid to the Company by subsidiaries were $165.5 million, $242.1 million and $188.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ended	Exhibit	Filing Date	File Number
				Incorporated by Reference			
*2(a)	Separation and Distribution Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.		8-K		2.1	6/1/23	1-03480
3(a)	Amended and Restated Certificate of Incorporation of MDU Resources Group, Inc.		8-K		3.2	5/8/19	1-03480
3(b)	Amended and Restated Bylaws of MDU Resources Group, Inc.		8-K		3.1	2/15/19	1-03480
4(a)	Indenture, dated as of December 15, 2003, between MDU Resources Group, Inc. and The Bank of New York, as trustee		S-8		4(f)	1/21/04	333-112035
4(b)	First Supplemental Indenture, dated as of November 17, 2009, between MDU Resources Group, Inc. and the Bank of New York Mellon, as trustee		10-K	12/31/09	4(c)	2/17/10	1-03480
**4(c)	Montana-Dakota Utilities Co. Amended and Restated Credit Agreement, dated December 19, 2019, among Montana-Dakota Utilities Co., Various Lenders, and Wells Fargo Bank, National Association, as Administrative Agent		10-K	12/31/19	4(d)	2/21/20	1-03480
4(d)	Montana-Dakota Utilities Co. Note Purchase Agreement, dated July 24, 2019, among Montana-Dakota Utilities Co. and various purchasers of the notes		10-Q	9/30/19	4(a)	11/1/19	1-03480
4(e)	MDU Resources Group, Inc. Description of Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934		10-K	12/31/19	4(g)	2/21/20	1-03480
**4(f)	WBI Energy Transmission, Inc. Second Amendment and Restatement Note Purchase and Private Shelf Agreement, effective as of December 22, 2022, among Prudential Investment Management, Inc. and certain investors described therein		10-K	12/31/22	4(h)	2/24/23	1-03480
**10(a)	Transition Services Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.		8-K		10.1	6/1/23	1-03480
10(b)	Tax Matters Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.		8-K		10.2	6/1/23	1-03480
10(c)	Employee Matters Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.		8-K		10.3	6/1/23	1-03480
**10(d)	5-Year Revolving Credit Agreement, dated as of May 31, 2023, by and among MDU Resources Group, Inc., the financial institutions from time to time party thereto and U.S. Bank National Association.		8-K		10.5	6/1/23	1-03480
**10(e)	364-Day Revolving Credit Agreement, dated as of May 31, 2023, by and among MDU Resources Group, Inc., the financial institutions from time to time party thereto and U.S. Bank National Association.		8-K		10.6	6/1/23	1-03480
**10(f)	Term Loan Agreement, dated as of May 31, 2023, by and among MDU Resources Group, Inc., the lenders from time to time party thereto and U.S. Bank National Association.		8-K		10.7	6/1/23	1-03480
+10(g)	MDU Resources Group, Inc. Supplemental Income Security Plan, as amended and restated May 10, 2017		10-Q	6/30/17	10(d)	8/4/17	1-03480
+10(h)	MDU Resource Group, Inc. Director Compensation Policy, as amended May 11, 2022		10-Q	6/30/22	10(b)	8/5/22	1-03480
+10(i)	Deferred Compensation Plan for Directors, as amended May 15, 2008		10-Q	6/30/08	10(a)	8/7/08	1-03480
+10(j)	Non-Employee Director Stock Compensation Plan, as amended May 12, 2011		10-Q	6/30/11	10(a)	8/5/11	1-03480
+10(k)	MDU Resources Group, Inc. Non-Employee Director Long-Term Incentive Compensation Plan, as amended May 17, 2012		10-Q	6/30/12	10(a)	8/7/12	1-03480

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference				
			Form	Period Ended	Exhibit	Filing Date	File Number
+10(l)	MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan, as amended February 15, 2024		8-K		10.2	2/21/24	1-03480
+10(m)	MDU Resources Group, Inc. Executive Incentive Compensation Plan, as amended November 12, 2020, and Rules and Regulations, as amended November 12, 2020		10-K	12/31/20	10(h)	2/19/21	1-03480
+10(n)	Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 11, 2021		10-K	12/31/20	10(l)	2/19/21	1-03480
+10(o)	Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 17, 2022		10-K	12/31/21	10(k)	2/23/22	1-03480
+10(p)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 11, 2021		10-K	12/31/20	10(n)	2/19/21	1-03480
+10(q)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 17, 2022		10-K	12/31/21	10(m)	2/23/22	1-03480
+10(r)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 16, 2023		10-K	12/31/22	10(m)	2/24/23	1-03480
+10(s)	Form of MDU Resources Group, Inc. Indemnification Agreement for Section 16 Officers and Directors, dated May 15, 2014		8-K		10.1	5/15/14	1-03480
+10(t)	Form of Amendment No. 1 to Indemnification Agreement, dated May 15, 2014		8-K		10.2	5/15/14	1-03480
+10(u)	MDU Resources Group, Inc. Section 16 Officers and Directors with Indemnification Agreements Chart, as of February 14, 2024	X					
+10(v)	MDU Resources Group, Inc. Nonqualified Defined Contribution Plan, as amended and restated November 12, 2020		10-K	12/31/20	10(r)	2/19/21	1-03480
+10(w)	MDU Resources Group, Inc. Deferred Compensation Plan Adoption Agreement, as amended August 12, 2021		10-Q	9/30/21	10(c)	11/4/21	1-03480
+10(x)	MDU Resources Group, Inc. Deferred Compensation Plan Document, dated November 12, 2020		8-K		10.2	11/12/20	1-03480
+10(y)	MDU Resources Group, Inc. 401(k) Retirement Plan, as restated April 1, 2020		10-Q	3/31/20	10(a)	5/8/20	1-03480
+10(z)	First Amendment to MDU Resources Group, Inc. 401(k) Retirement Plan, as amended December 17, 2020		10-K	12/31/20	10(u)	2/19/21	1-03480
+10(aa)	Second Amendment to MDU Resources Group, Inc. 401(k) Retirement Plan, as amended January 1, 2021		10-Q	3/31/21	10(a)	5/6/21	1-03480
+10(ab)	Third Amendment to MDU Resources Group, Inc. 401(k) Retirement Plan, as amended January 1, 2022		10-K	12/31/21	10(w)	2/23/22	1-03480
+10(ac)	Fourth Amendment to MDU Resources Group, Inc. 401(k) Retirement Plan, as amended August 17, 2022		10-Q	9/30/22	10(a)	11/3/22	1-03480
+10(ad)	Fifth Amendment to MDU Resources Group, Inc. 401(k) Retirement Plan, as amended December 28, 2022		10-K	12/31/22	10(w)	2/24/23	1-03480
+10(ae)	Sixth Amendment to MDU Resources Group, Inc. 401(k) Retirement Plan, as amended May 1, 2023	X					
+10(af)	Seventh Amendment to MDU Resources Group, Inc. 401(k) Retirement Plan, as amended August 23, 2023	X					
+10(ag)	Eighth Amendment to MDU Resources Group, Inc. 401(k) Retirement Plan, as amended January 1, 2024	X					
+10(ah)	Employment Letter for Jeffrey S. Thiede, dated May 16, 2013		10-K	12/31/13	10(ab)	2/21/14	1-03480
+10(ai)	Jason L. Vollmer Offer Letter, dated September 20, 2017		8-K		10.1	9/21/17	1-03480

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference				
			Form	Period Ended	Exhibit	Filing Date	File Number
+10(aj)	Cooperation Agreement, dated as of January 24, 2023, by and among Keith A. Meister, Corvex Management LP and MDU Resources Group, Inc.		8-K		10.1	1/24/23	1-03480
+10(ak)	David C. Barney Offer Letter, dated February 17, 2023		10-K	12/31/22	10(ab)	2/24/23	1-03480
+10(al)	MDU Resources Group, Inc. Change in Control Severance Plan		8-K		10.1	2/21/24	1-03480
21	Subsidiaries of MDU Resources Group, Inc.	X					
23	Consent of Independent Registered Public Accounting Firm	X					
31(a)	Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
31(b)	Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
32	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X					
+97	Incentive Compensation Recovery Policy	X					
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document						
101.SCH	XBRL Taxonomy Extension Schema Document						
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document						
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document						
101.LAB	XBRL Taxonomy Extension Label Linkbase Document						
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document						
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)						

* Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibits or schedules upon request; provided that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

** Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished as a supplement to the SEC upon request.

\+ Management contract, compensatory plan or arrangement.

MDU Resources Group, Inc. agrees to furnish to the SEC upon request any instrument with respect to long-term debt that MDU Resources Group, Inc. has not filed as an exhibit pursuant to the exemption provided by Item 601(b)(4)(iii)(A) of Regulation S-K.

Item 16. Form 10-K Summary

None.

Part IV

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


MDU Resources Group, Inc.


Date: February 22, 2024   By: /s/ Nicole A. Kivisto

Nicole A. Kivisto
(President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Nicole A. Kivisto Nicole A. Kivisto (President and Chief Executive Officer)	Chief Executive Officer and Director	February 22, 2024
/s/ Jason L. Vollmer Jason L. Vollmer (Vice President, Chief Financial Officer and Treasurer)	Chief Financial Officer	February 22, 2024
/s/ Stephanie A. Sievert Stephanie A. Sievert (Vice President, Chief Accounting Officer and Controller)	Chief Accounting Officer	February 22, 2024
/s/ Dennis W. Johnson Dennis W. Johnson (Chair of the Board)	Director	February 22, 2024
/s/ Darrel T. Anderson Darrel T. Anderson	Director	February 22, 2024
/s/ James H. Gemmel James H. Gemmel	Director	February 22, 2024
/s/ David L. Goodin David L. Goodin	Director	February 22, 2024
/s/ Dale S. Rosenthal Dale S. Rosenthal	Director	February 22, 2024
/s/ Edward A. Ryan Edward A. Ryan	Director	February 22, 2024
/s/ David M. Sparby David M. Sparby	Director	February 22, 2024
/s/ Chenxi Wang Chenxi Wang	Director	February 22, 2024



**MDU RESOURCES**
GROUP, INC.

Nicole A. Kivisto
President and
Chief Executive Officer

1200 W. Century Ave.
Bismarck, ND 58503
Mailing address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000
www.MDU.com

March 29, 2024

Fellow Stockholders:

I invite you to attend our annual meeting at 10:30 a.m. CDT May 14, 2024, at 1200 W. Century Ave. in Bismarck, North Dakota. You can join our Board of Directors and senior management team starting at 10 a.m. for coffee and light refreshments before the meeting begins. Please check our website at www.mduproxy.com for more information about our meeting.

During the meeting, we will hear the results of stockholder voting on the items outlined in this Proxy Statement, including election of our Board of Directors and approval of our independent auditors. I encourage you to promptly follow the instructions on your notice or proxy card to vote your shares on these items.

Thanks to the hard work and dedication of our employees, we had record results in 2023. I look forward to sharing our operational highlights with you, including record electric retail sales, record pipeline earnings and transportation volumes, and record construction services revenues and earnings.

I will also provide an update on our progress toward spinning off the construction services business, as we prepare for it to become its own publicly traded company in late 2024. The construction services business is well-positioned to continue its strong growth trajectory as a standalone business with more than $2 billion in backlog at the start of this year.

We are very optimistic about our future as we move toward becoming a pure-play regulated energy delivery business. We have $2.7 billion in planned capital investments over the next five years at our utility and pipeline businesses that will help ensure we continue safely and cost-effectively serving our customers.

I look forward to telling you more about all the exciting initiatives underway at MDU Resources at our May 14 meeting.

Thank you for your continued investment in MDU Resources.

Sincerely,

Nicole A. Kivisto

Nicole A. Kivisto
President and Chief Executive Officer

(This page is intentionally left blank.)



MDU RESOURCES
GROUP, INC.

1200 West Century Avenue
Mailing Address:
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(701) 530-1000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 14, 2024

March 29, 2024

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of MDU Resources Group, Inc. will be held at 1200 West Century Avenue, Bismarck, North Dakota 58506, on Tuesday, May 14, 2024, at 10:30 a.m., Central Daylight Saving Time, for the following purposes:

Items of Business	1. Election of directors;
	2. Advisory vote to approve the compensation paid to the company's named executive officers;
	3. Ratification of the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for 2024; and
	4. Transaction of any other business that may properly come before the meeting or any adjournment(s) thereof.

Record Date	The board of directors has set the close of business on March 15, 2024, as the record date for the determination of stockholders who will be entitled to notice of, and to vote at, the meeting and any adjournment(s) thereof.

Meeting Attendance	All stockholders as of the record date of March 15, 2024, are cordially invited to attend the annual meeting. You must request an admission ticket to attend. If you are a stockholder of record and plan to attend the meeting, please contact MDU Resources Group, Inc. by email at CorporateSecretary@mduresources.com or by telephone at 701-530-1010 to request an admission ticket. A ticket will be sent to you by mail.
	If your shares are held beneficially in the name of a bank, broker, or other holder of record, and you plan to attend the annual meeting, you will need to submit a written request for an admission ticket by mail to: Investor Relations, MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506 or by email at CorporateSecretary@mduresources.com. The request must include proof of stock ownership as of March 15, 2024, such as a bank or brokerage firm account statement or a legal proxy from the bank, broker, or other holder of record confirming ownership. A ticket will be sent to you by mail.
	Requests for admission tickets must be received no later than May 7, 2024. You must present your admission ticket and state-issued photo identification, such as a driver's license, to gain admittance to the meeting.

Proxy Materials	This Proxy Statement will first be sent to stockholders requesting written materials on or about March 29, 2024. A Notice of Availability of Proxy Materials (Notice) will also be sent to certain stockholders on or about March 29, 2024. The Notice contains basic information about the annual meeting and instructions on how to view our proxy materials and vote online. The list of stockholders entitled to vote at the annual meeting will be available for examination ten (10) days prior to the annual meeting at the company's principal executive office, 1200 West Century Avenue, P.O. Box 5650, Bismarck, ND 58506.

By order of the Board of Directors,

Paul R. Sanderson
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be Held on May 14, 2024.
The 2024 Notice of Annual Meeting and Proxy Statement and 2023 Annual Report to Stockholders
are available at www.mduproxy.com.

TABLE OF CONTENTS



Cautionary information and forward-looking statements. This Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, we may also provide oral or written forward-looking statements in other materials we release to the public. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words "anticipates," "estimates," "expects," "intends," "plans," "predicts" and similar expressions, and include statements concerning plans, trends, objectives, goals, strategies, including the anticipated separation of the company's construction services business or the proposed future structure of two pure-play publicly traded companies, future events, or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those indicated (both favorably and unfavorably). These risks and uncertainties include, but are not limited to, those described in Part I—Item 1A "Risk Factors" in our 2023 Annual Report on Form 10-K (2023 Form 10-K) and subsequent Securities and Exchange Commission (SEC) filings. Caution should be taken not to place undue reliance on any such forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

PROXY STATEMENT SUMMARY

To assist you in reviewing the company's 2023 performance and voting your shares, we call your attention to key elements of our 2024 Proxy Statement. The following is only a summary and does not contain all the information you should consider. You should read the entire Proxy Statement carefully before voting. For more information about these topics, please review the full Proxy Statement and our 2023 Annual Report to Stockholders.

■ Annual Meeting Information

Meeting Information

Time and Date
10:30 a.m. Central Daylight Saving Time Tuesday, May 14, 2024
Place
MDU Resources Corporate Office 1200 West Century Avenue Bismarck, ND 58506

Summary of Stockholder Voting Matters

Voting Matters	Board Vote Recommendation	See Page
Item 1. Election of Directors	FOR Each Nominee	18
Item 2. Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers	FOR	45
Item 3. Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2024	FOR	86

Proxy Distribution

This Proxy Statement will first be sent to stockholders requesting written materials on or about March 29, 2024.

Who Can Vote

If you held shares of MDU Resources Group, Inc. common stock at the close of business on March 15, 2024, you are entitled to vote at the annual meeting. You are encouraged to vote in advance of the meeting using one of the following voting methods.

How to Vote

Registered Stockholders

If your shares are held directly with our stock registrar, you can vote any one of four ways:

By Internet: Go to the website shown on the Notice of Availability of Proxy Materials (Notice) or Proxy Card, if you received one, and follow the instructions.

By Telephone: Call the telephone number shown on the Notice or Proxy Card, if you received one, and follow the instructions given by the voice prompts.

Voting via the Internet or by telephone authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the Proxy Card by mail. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 13, 2024.

By Mail: If you received a paper copy of the Proxy Statement, Annual Report, and Proxy Card, mark, sign, date, and return the Proxy Card in the postage-paid envelope provided.

In Person: Attend the annual meeting, or send a personal representative with an appropriate proxy, to vote by ballot at the meeting.

Beneficial Stockholders

If you hold shares beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares "in street name"), you will receive voting instructions from said bank, broker, or other holder of record. **If you wish to vote in person at the meeting, you must obtain a legal proxy from your bank, broker, or other holder of record of your shares and present it at the meeting.**

■ Company Overview

About MDU Resources Group, Inc.

A diversified energy and infrastructure company operated primarily through two business segments: regulated energy delivery and construction services.

Our Vision

With integrity, Building a Strong America while being a great and safe place to work.

Our Mission

Deliver superior value to stakeholders by providing essential infrastructure and services to America.

Our Strategy

Deliver superior value and achieve industry-leading performance by becoming a pure-play regulated energy delivery company, while pursuing organic growth opportunities.

Our Businesses

Electric and Natural Gas Utilities

 Our utility companies serve approximately 1.19 million customers across eight states.

Pipeline

 We provide natural gas transportation, underground natural gas storage, cathodic protection and other energy-related services.

Construction Services

 One of the largest electrical contractors in the United States, with approximately 7,000 employees.



Our Values: INTEGRITY, SAFETY, RESPECT, EXCELLENCE, DIVERSITY, INCLUSION, INNOVATION, STEWARDSHIP

Our Integrity Code

Commitment to Integrity

We will conduct business legally and ethically with our best skills and judgment.

Commitment to Shareholders

We will act in the best interests of our corporation and protect its assets.

Commitment to Employees

We will work together to provide a safe and positive workplace.

Commitment to Customers, Suppliers and Competitors

We will compete in business only by lawful and ethical means.

Commitment to Communities

We will be a responsible and valued corporate citizen.

Celebrating 100 years of Service and Success

MDU Resources has come a long way since its start in 1924 as a small electric utility serving a handful of small communities on the Montana and North Dakota border. As the company celebrates its centennial anniversary in 2024, it's a fitting time to reflect on MDU Resources' remarkable journey over the past 100 years.

Since its incorporation on March 14, 1924, when it was providing electricity to rural communities, MDU Resources has grown into a corporation with operations across the United States. It has been listed on the New York Stock Exchange under the ticker MDU since 1948.

Early on, MDU Resources realized the value of building upon its expertise to grow the company by developing businesses around its existing services. The company's success includes growing two businesses to be large enough to be spun off to stand on their own as publicly traded companies:

- Knife River Corporation (Knife River), MDU Resources' construction materials and contracting subsidiary, was spun off in 2023.
- The construction services business is expected to be spun off in late 2024.

While MDU Resources branched out into other industries, it has throughout its history remained committed to its core business of regulated energy delivery.

Today, MDU Resources' utility operations serve nearly 1.2 million electric and natural gas customers across eight states. Its pipeline business has approximately 3,800 miles of regulated natural gas transmission lines and is home to the largest underground natural gas storage field in North America.

As MDU Resources celebrates 100 years of serving communities, the company's goal remains simple: Continue to grow while providing safe, reliable and cost-effective energy to the customers and communities it serves.



 ## Business Performance Highlights

Future Structure of MDU Resources

The company's board of directors has determined the future company structure that is most likely to maximize long-term value for stockholders is to create two pure-play publicly traded companies, one focused on regulated energy delivery and the other on construction services. To achieve this future structure, the company is working toward a spinoff its construction services business to create a standalone leading construction services company.

In addition to pursuing each of these strategic initiatives, all of our business segments performed well despite inflationary pressures and supply chain challenges throughout 2023.

Operational Achievements


Record Electric Retail Sales Volumes


Record Pipeline Earnings and Natural Gas Transportation Volumes


Record Construction Services Revenues and Earnings

Regulated Energy Delivery

- **Continued Growth with New Customers.** Over 15,000 new customers were connected to our utilities system, representing customer growth of 1.3%.

- **Increased Electric Retail Sales Volume.** Electric retail sales volumes increased 25.5% compared to 2022, to an all-time record high for the company. The increase was primarily from electricity usage at a data center that began operating in the company's service territory near Ellendale, North Dakota in mid-2023.

- **Record Pipeline Earnings and Volumes.** The pipeline business had record earnings of $46.9 million in 2023, up 33% compared to $35.3 million in 2022. The pipeline business had record annual transportation volumes, which increased 17% compared to 2022. The volume increases were largely from higher contracted volume commitments on the North Bakken Expansion project and other expansion projects placed in service in 2022 and 2023. The company now has capacity to transport approximately 2.6 billion cubic feet of natural gas per day.

- **Natural Gas Pipeline Expansion.** The 2023 Line Section 27 expansion project in northwestern North Dakota was placed in service March 1, 2024. The project added 175 million cubic feet of natural gas transportation capacity per day. Construction is expected to begin in the second quarter of 2024 on the Wahpeton expansion project, which will add approximately 20 million cubic feet of natural gas transportation capacity per day in eastern North Dakota. An expansion project to serve a natural gas-fired power plant in northwestern North Dakota is expected to be in service in the third quarter of 2024. The project will add 137 million cubic feet of natural gas transportation capacity per day.

Construction Services

- **Record Revenues.** The construction services segment earned record net income of $137.2 million in 2023, compared to $124.8 million in 2022. Revenues were a record $2.85 billion, compared to $2.70 billion in 2022. Demand continues to be extremely strong for construction services work, with the construction services backlog at $2.01 billion at December 31, 2023.

- **Industry Leading.** The construction services segment climbed two spots to No. 10 on the top 600 specialty contractors list in 2023. The company ranked in the top 10 in three subcategories: fire protection, utility, and electrical. The company ranked 26th in mechanical. The construction services segment was ranked No. 4 on the 2023 Top 50 Electrical Contractors list.

Results of Knife River Corporation Separation

On May 31, 2023, the Company completed the previously announced separation of Knife River, its former construction materials and contracting segment, into a new publicly traded company. The separation was achieved through the company's pro-rata distribution of approximately 90 percent of the outstanding shares of Knife River to the company's common stockholders. To effect the separation, the company distributed to its stockholders one share of Knife River common stock for every four shares of the company's common stock held on May 22, 2023, the record date for the distribution, with the company retaining approximately 10 percent, or 5.7 million shares of Knife River common stock immediately following the separation. In the fourth quarter of 2023, the company completed the tax-free exchange of its retained shares and recognized a gain of $186.6 million, which was reflected in continuing operations.

Performance from Continuing Operations

	2019	2020	2021	2022	2023
Electric Distribution					
Retail Sales (million kWh)	3,314.3	3,204.5	3,271.6	3,343.9	4,196.2
Customers	143,346	143,782	144,103	144,561	145,108
Natural Gas Distribution					
Retail Sales (MMdk)	123.7	114.5	115.3	131.2	122.6
Transportation (MMdk)	166.1	160.0	174.4	167.7	190.3
Customers	977,468	997,146	1,016,670	1,034,821	1,049,275
Pipeline Transportation (MMdk)					
	429.7	438.6	471.1	482.9	567.2
Construction Services Revenues (millions)					
	$1,849.3	$2,095.7	$2,051.6	$2,699.2	$2,854.4

Financial Performance Highlights

- The company achieved earnings of $480.4 million from continuing operations, or $2.36 per share, which includes the gain of $186.6 million on the tax-free exchange of the retained shares of Knife River, or $0.91 per share.
- The chart below shows earnings per share from continuing operations and compound annual growth rate (CAGR) of 10.8% over the last five years.



* Results include the gain of $186.6 million on the tax-free exchange of the retained shares of Knife River in the fourth quarter 2023. MDU Resources has reported Knife River's results and the transaction costs and certain interest expenses associated with the separation as discontinued operations, and MDU Resources' prior period results have been restated to reflect the separation.

** The compound annual growth rate (CAGR) was calculated using earnings per share from continuing operations of $1.45 per share, which excludes the non-recurring gain on the tax-free exchange of retained shares of Knife River of $0.91 per share.

- Returned $142 million to stockholders through dividends during 2023:
  - ☐ Established future dividend target in 2023 targeting a dividend payout ratio of 60% to 70% of regulated energy delivery earnings relating to the company's anticipated future as a pure-play regulated energy delivery business; and
  - ☐ Paid uninterrupted dividends for 86 straight years.
- Member of the S&P MidCap 400.

$142 million Stockholder Returns Through Dividends	**Dividends Paid** **$822 Million** Over the Last 5 Years	**86 Years** of Uninterrupted Dividend Payments

Corporate Governance Practices

MDU Resources is committed to strong corporate governance aligned with stockholder interests. The board, through its nominating and governance committee, regularly monitors leading practices in governance and adopts measures that it determines are in the best interests of the company and its stockholders. The following highlights our corporate governance practices and policies. See the sections entitled "Corporate Governance" and "Executive Compensation" for more information on the following:

✓ **Annual Election of All Directors**	✓ **Standing Committees Consist Entirely of Independent Directors**
✓ **Majority Voting for Directors**	✓ **Active Investor Outreach Program**
✓ **No Shareholder Rights Plan**	✓ **One Class of Stock**
✓ **Succession Planning and Implementation Process**	✓ **Stock Ownership Requirements for Directors and Executive Officers**
✓ **Separate Board Chair and CEO**	✓ **Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers**
✓ **Executive Sessions of Independent Directors at Every Regularly Scheduled Board Meeting**	✓ **No Related Party Transactions by Our Directors or Executive Officers**
✓ **Annual Board and Committee Self-Evaluations**	✓ **Compensation Recovery/Clawback Policy**
✓ **Risk Oversight by Full Board and Committees**	✓ **Annual Advisory Approval on Executive Compensation**
✓ **Environmental and Social Oversight by Full Board and Board Committee**	✓ **Mandatory Retirement for Directors at Age 76**
✓ **Proxy Access for Stockholders**	✓ **Directors May Not Serve on More Than Three Public Company Boards Including the Company's Board**
✓ **All Director Nominees are Independent Other Than Our CEO**	✓ **Diverse Board in Terms of Gender, Race, Experience, Skills and Tenure**

Director Nominees

The board recommends a vote FOR the election of each of the following nominees for director. Eight directors stand for election; one new nominee stands for election. David L. Goodin has not been renominated for reelection and his term will expire at the company's 2024 annual meeting. See the section entitled "Board of Directors" for further information. The nominees' ages are current as of December 31, 2023. Additional information about each director's background and experience can be found beginning on page 18.

Name	Age	Director Since	Primary Occupation	Board Committees
Darrel T. Anderson	65	2023	Former president and chief executive officer of IDACORP and Idaho Power Company, a regulated electric utility company	• Compensation • Environmental and Sustainability
James H. Gemmel	38	2023	Partner of Corvex Management LP, an investment management firm focused on fundamental, valued-based investments	• Audit • Environmental and Sustainability
Douglas W. Jaeger	56	Nominee	President and chief executive officer of Ulteig, Inc., a professional engineering services firm	
Dennis W. Johnson	74	2001	Chair, president, and chief executive officer of TMI Group Incorporated, manufacturers of casework and architectural woodwork	Chair of the board • Compensation (Chair) • Nominating and Governance
Nicole A. Kivisto	50	2024	President and chief executive officer, MDU Resources Group, Inc.	Executive officer
Dale S. Rosenthal	67	2021	Former senior executive, including strategic director, division president of Clark Financial Group, and chief financial officer of Clark Construction Group, a building and civil construction firm	• Compensation • Environmental and Sustainability (Chair)
Edward A. Ryan	70	2018	Former executive vice president and general counsel of Marriott International	• Nominating and Governance (Chair) • Compensation
David M. Sparby	69	2018	Former senior vice president and group president, revenue, of Xcel Energy and president and chief executive officer of its subsidiary, NSP-Minnesota	• Audit (Chair) • Nominating and Governance
Chenxi Wang	53	2019	Founder and managing general partner of Rain Capital Fund, L.P., a cybersecurity-focused venture fund	• Audit • Environmental and Sustainability



Independence	Board Refreshment	Tenure	Diversity
89% The board has determined that all director nominees, other than Ms. Kivisto, meet the independence standards set by the NYSE and SEC.	New Members +5 Five new members have been elected, nominated or appointed to the board over the last five years.	0-4 Years 5-10 Years 11+ Years Average Tenure 5.6 Years The average tenure of the current directors nominated for election reflects a balance of company experience and new perspective.	Gender Three director nominees are women. 33% Race/Ethnicity One director nominee is ethnically diverse. 11%

On May 31, 2023, the company successfully completed the tax-free spinoff of Knife River. To ensure a successful separation, several board members transitioned to Knife River's board of directors. The company appointed two new directors in 2023 and Nicole A. Kivisto was appointed as the new president and chief executive officer and director on January 6, 2024. The board of directors brings a dynamic blend of seasoned professionals and new members, each contributing unique insights. The new directors' fresh perspective aligns with the company's goal of enhancing value for stockholders by becoming a pure-play regulated energy delivery company.

■ Compensation Highlights

In this year of significant change, the compensation committee continued in 2023 to focus its compensation decisions to ensure management's interests are aligned with those of our stockholders and the performance of the company. Executive compensation for 2023 combined a market competitive base salary with an annual incentive based on the achievement of company performance and long-term incentive in the form of equity to further align management's interests with those of our stockholders. The company's executive compensation is based on providing compensation opportunities to attract and retain top talent focused on achievement of short and long-term business results.

- Over 80% of our chief executive officer's target compensation and approximately 70% of our other named executive officers' target compensation are at risk.

- 100% of our named executive officers' annual incentive is performance-based and tied to performance against pre-established, specific, measurable goals. Time-vesting restricted stock units were awarded to our named executive officers' long-term incentive in this year of change and require the executive to remain employed with the company through the vesting period.

- We require our named executive officers to own a significant amount of company stock based upon a multiple of their base salary.

- The 2023 annual cash incentive award program for executive officers included a diversity, equity and inclusion performance modifier based upon the company's achievement of certain measures to attract, retain, and develop a diverse and inclusive workforce.

2023 Named Executive Officer Target Pay Mix



2023 CEO Target Pay Mix

Base Salary 19.23%
Annual Incentive 24.04%
Long Term Incentive 56.73%

2023 Other Named Executive Officers Average Target Pay Mix

Base Salary 31.01%
Annual Incentive 21.74%
Long Term Incentive 47.25%

At the 2023 Annual Meeting, the company's advisory vote
to approve executive compensation received support from
over 97% of the common stock represented at the
meeting and entitled to vote on the matter.

Key Features of Our Executive Compensation Program

What We Do

☑ **At Risk Compensation** - In 2023, the compensation committee tied the annual cash incentive to financial and strategic performance measures intended to reward the named executive officers for the accomplishment of these goals. Typically, the compensation committee awards a combination of performance share awards and time-vesting restricted stock units. But for 2023, due to the spinoff of Knife River, long-term incentive awards consisted solely of time-vesting restricted stock units which may be earned based on continued service of the named executive officer at the end of the three-year period. All long-term incentives are paid through shares of common stock which encourages stock ownership by our named executive officers.

☑ **Independent Compensation Committee** - All members of the compensation committee meet the independence standards under the NYSE listing standards and the SEC rules.

☑ **Independent Compensation Consultant** - The compensation committee retains an independent compensation consultant to evaluate executive compensation plans and practices.

☑ **Competitive Compensation** - Executive compensation reflects executive performance, experience, relative value compared to other positions within the company, relationship to competitive market value compensation, corporate and business segment economic environment, and the actual performance of the overall company and the business segments.

☑ **Balanced Mix of Pay Components** - The target compensation mix represents a balance of annual cash and long-term equity-based compensation.

☑ **Mix of Financial and Strategic Goals** - Use of a mixture of financial and strategic goals to measure performance prevents overemphasis on a single metric.

☑ **Diversity, Equity and Inclusion (DEI) Modifier** - The 2023 annual cash incentive included a DEI modifier aimed at furthering the company's diversity, equity and inclusion initiatives. The DEI modifier increases or decreases the annual incentive up to 5% based on the compensation committee's consideration of the company's progress on DEI initiatives.

☑ **Annual Compensation Risk Analysis** - Risks related to our compensation programs are regularly analyzed through an annual compensation risk assessment.

☑ **Stock Ownership and Retention Requirements** - Executive officers are required to own, within five years of appointment or promotion, company common stock equal to a multiple of their base salary. Our CEO is required to own stock equal to six times their base salary. The other named executive officers are required to own stock equal to three times their base salary. The named executive officers also must retain at least 50% of the net after-tax shares of stock vested through the long-term incentive plan for the earlier of two years or until termination of employment. Net performance shares must also be held until share ownership requirements are met.

☑ **Clawback Policy** - The company's Incentive Compensation Recovery policy provides for the recovery of certain incentive-based compensation in the event of an accounting restatement. The recoverable amount is the amount of incentive-based compensation which exceeded the amount the executive officer would have received if it had been determined based on the restated financial reporting measure.

What We Do Not Do

☒ **Stock Options** - The company does not use stock options as a form of incentive compensation.

☒ **Perquisites** - Executives do not receive perquisites that materially differ from those available to employees in general.

☒ **Hedge Stock** - Executives are not allowed to hedge company securities.

☒ **Pledge Stock** - Executives are not allowed to pledge company securities in margin accounts or as collateral for loans.

☒ **No Dividends or Dividend Equivalents on Unvested Shares** - We do not provide for payment of dividends or dividend equivalents on unvested share awards.

☒ **Tax Gross-Ups** - Executives do not receive tax gross-ups on their compensation.

■ Sustainability Highlights

MDU Resources manages its business with a long-term view toward sustainable operations, focusing on how economic, environmental, and social considerations can help us continue to provide affordable and reliable essential products and services to our customers. We integrate sustainability considerations into our business strategy because it directly affects long-term business viability and profitability. MDU Resources celebrated 100 years in business on March 14, 2024. We are proud of this accomplishment, and it is a testament to how we do business. We view sustainability as doing business responsibly, which is a cornerstone to our lasting success. Our focus on sustainability makes our company a better corporate citizen while creating opportunities to increase revenues and profitability, create a competitive advantage, and attract a skilled and diverse workforce. We have invested significantly more time and resources into our environmental, social and governance efforts in the past several years. Highlights of our enhanced efforts and achievements in the past year are set forth below. For the company's complete outline of environmental, social and governance responsibilities, see our Sustainability Report. The information provided in the Sustainability Report is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement.



Reporting Frameworks

To better serve our investors and other stakeholders, we report environmental, social, governance, and sustainability (ESG/sustainability) metrics relevant and important to our operations in the frameworks that provide our stakeholders more uniform and transparent data and information, allowing for comparison with our peers and other companies operating in our industries. For our applicable industries, we report ESG/sustainability metrics using frameworks developed by the Sustainability Accounting Standards Board (SASB), and the reporting templates developed by the Edison Electric Institute (EEI) and the American Gas Association (AGA), and we continue to incorporate guidance from the Task Force on Climate-Related Financial Disclosures (TCFD) into our reporting as summarized below:

Reporting Frameworks	Business Segment
SASB	Construction Services
AGA	Pipeline
EEI / AGA	Electric and Natural Gas Utilities
TCFD	We continue to enhance and expand our disclosure of the company's governance, strategy, risk management, and metrics and targets related to climate risk in accordance with guidance from the TCFD.

 **Governance of Environmental and Social Responsibility**

MDU Resources is committed to strong corporate governance practices in all areas, including governance of environmental and social responsibility. For more information on the company's governance practices and policies, see the "Corporate Governance" section in this Proxy Statement. Below is an overview of our governance practices related to the oversight of environmental and social responsibility:

Board of Directors

The **board of directors** is ultimately responsible for oversight responsibility with respect to environmental, health, safety, social, and other sustainability matters applicable to the company.

Environmental and Sustainability Committee

The **environmental and sustainability committee** is a standing committee of the board and meets quarterly in conjunction with the regular board meetings. The committee assists the board in fulfilling its oversight responsibilities with respect to environmental, social, and other sustainability matters, including climate change risks and opportunities, health, and safety.

Management Policy Committee

The **management policy committee** is comprised of the business unit presidents and senior company officers. The committee meets weekly, or more frequently as warranted, and is responsible for the management of risks and pursuit of opportunities related to environmental and social sustainability matters, including climate change, health, and safety.

Executive Sustainability Committee

The **executive sustainability committee** is comprised of corporate and business unit senior executives and supports execution of the company's environmental and sustainability strategy and establishes, maintains, and enhances the processes, procedures, and controls for the company's environmental and sustainability disclosures.



Environmental Stewardship

MDU Resources operates in a way that minimizes impacts and promotes conservation while maximizing resource use in meeting our customers' needs because we know having a sound, stable environment is critical to continuing our businesses. Some of MDU Resources' efforts include engaging in wildlife protection practices, promoting emission reduction and fuel conservation, working with wildlife regulatory agencies, developing water enhancement practices, protecting water quality, controlling and preventing the spread of noxious weeds, reducing noise, and implementing programs to develop and enhance public spaces in the communities we serve.

MDU Resources operates with three primary environmental goals:



Minimize waste and maximize resources.

Be a good steward of the environment, while providing high-quality and reasonably priced products and services.

Comply with or surpass all applicable environmental laws, regulations and permit requirements.

Greenhouse Gas Scope 1 and Scope 2 Emissions

■ **Carbon Footprint.** While we have reported carbon emissions from our electric generating fleet for many years, as of January 1, 2022, we began tracking our Scope 1 and Scope 2 carbon emissions across the company to establish our corporatewide baseline of emissions. The results of our 2022 inventory established our corporatewide emissions baseline and practices for collecting data. With this knowledge, we are evaluating potential additional opportunities for corporatewide carbon emission intensity reductions. For more information on anticipated future reporting and emission reduction goals, see our Sustainability Report.

Renewable Natural Gas and Electric Generation

■ **Generation Capacity by Fuel Type.** Montana-Dakota Utilities' historical and year-end 2023 total generating capacity by fuel type shows the shift from coal to more renewable resources as follows:



- **Wind Generation Capacity.** Montana-Dakota Utilities has 205 megawatts of installed wind generation capacity at three locations, providing more than 32% of customers' electric energy requirements in 2023. Montana-Dakota Utilities also owns a 7.5-megawatt heat recovery facility in south-central North Dakota, which uses high-temperature exhaust gas as the primary heat source. Because waste heat is used to drive this generating facility, no additional fossil fuel is required and incremental emissions to generate electricity are negligible.

  Montana-Dakota Utilities owned renewable generation facilities include:

  ☐ 155.5-megawatt Thunder Spirit Wind farm near Hettinger, North Dakota.

  ☐ 30-megawatt Diamond Willow Wind farm near Baker, Montana.

  ☐ 19.5-megawatt Cedar Hills Wind farm near Rhame, North Dakota.

  ☐ 7.5-megawatt Glen Ullin Waste Heat electric generation facility near Glen Ullin, North Dakota.

  Montana-Dakota Utilities is constructing an 88-megawatt simple-cycle, natural gas-fired combustion turbine peaking unit at the Heskett Station site in Mandan, North Dakota. For additional information about Montana-Dakota Utilities' electric load forecasting, demand and supply analysis, and risk analysis, see our Sustainability Report.

- **Methane Emissions.** We have established a near-term methane emissions intensity reduction target of 25% by 2030, compared to our 2020 rate, at our natural gas pipeline business. In addition, WBI Energy joined the One Nation's Energy Future Coalition (ONE Future Coalition) in 2022. The ONE Future Coalition is a group of more than 55 natural gas companies working together to voluntarily reduce methane emissions across the natural gas value chain to 1% or less by 2025. It is comprised of some of the largest natural gas production, gathering and boosting, processing, transmission and storage, and distribution companies in the U.S.

  The natural gas distribution segment established in 2023 a methane emissions reduction target of 30% by 2035 compared to 2022 levels. We continue working toward our electric generation greenhouse gas emissions intensity reduction target of 45% by 2030 compared to 2005 levels. As of December 31, 2022, we had achieved an electric generation emissions intensity reduction of 40% since 2005.

- **Climate Scenario Analysis.** The company completed a climate scenario analysis in 2021 for its electric generation operations following guidance from the TCFD.

- **Climate-Related Risks and Opportunities.** In 2022, according to TCFD guidance, our businesses enhanced their understanding and identification of our climate-related risks and opportunities over the short, medium and long term. This exercise helps us strategically prepare to mitigate potential risks and optimize opportunities. Examples of some of the key items identified include:

  ☐ Both risks and opportunities from increased frequency and duration of severe weather events. For instance, property and facility damage is a risk that can result from inclement weather. Weather-related damage also presents an opportunity, however, as our construction services business can provide infrastructure repair and reconstruction services.

  ☐ Both risks and opportunities from efforts to decarbonize electric generation sources. This requires investment in, partnership with, and construction of renewable energy sources, such as wind and solar generation and biogas producers. It is also expected that natural gas will be needed as a backup generation fuel source for periods when renewable sources are unavailable.

  ☐ Changes in public policy to address climate change could create risks and opportunities as demand for the company's products and services could be impacted, costs could escalate, and modifications and additional investment in our regulated energy delivery business may be necessary to ensure reliability of service to customers.

  As suggested by TCFD guidance, MDU Resources continues its effort to assess and document our climate-related risks and opportunities. For our full risks and opportunities assessment, see our Sustainability Report.

- **Energy Efficiency.** Our utility companies actively pursue programs to increase energy efficiency and conservation for electric and natural gas customers. This includes partnering with local community action agencies in providing low-income assistance for utility customers and offering residential and commercial incentive programs that promote installation of energy-efficient electric and natural gas equipment.

- **Renewable Natural Gas.** Our utility companies are pursuing additional opportunities to provide renewable natural gas to customers. We have produced renewable natural gas from the Billings, Montana, landfill for customer use since 2010. In Idaho, three dairy digesters have been adding renewable natural gas to our system for customer. Two additional projects are expected to begin delivery in 2024. In Oregon, Cascade Natural Gas plans to construct a renewable natural gas production facility at the landfill in Deschutes County. This renewable natural gas will be delivered into the Cascade Natural Gas distribution system. The utility companies continue to pursue renewable natural gas project opportunities.



1.66 million dekatherms of RNG produced from Billings Regional Landfill since 2010.

1.94 million dekatherms injected into the Intermountain gas system from dairy digesters since 2019.

The cumulative production is enough to heat 48,000 households for a year based on annual consumption of 75 dekatherms.

- **Natural Gas Utility Customer Energy Efficiency and Conservation Programs.** In Washington, Cascade Natural Gas manages and offers rebates through its long-standing Conservation Incentive Program, which encourages customers to install high-efficiency appliances and use efficiency measures. The rebates are available to residential, commercial and industrial customers. Cascade Natural Gas also offers rebates to qualified agencies for delivery of weatherization services to income-qualified natural gas customers. In Oregon, as part of Cascade Natural Gas' efforts to mitigate greenhouse gas impacts, and serve as a good steward of our environment, Cascade Natural Gas partners with the Energy Trust of Oregon to deliver energy efficiency opportunities to core residential and commercial natural gas customers.

- **Environmental Recognitions.**

  

  □ The construction services segment's subsidiary Bombard Electric, LLC was named one of the top U.S. solar contractors by Solar Power Magazine, ranking No. 2 in Nevada in the solar contractor's division and No. 29 nationwide in the engineering, procurement and construction division.

- **Vehicle Emission Reduction Efforts.** The construction services segment continues to evaluate efforts to reduce vehicle emissions including electric vehicles and improving fuel efficiency with smaller vehicles to mitigate fuel costs and help reduce emissions whenever feasible.

- **Renewable and Climate-Related Opportunities.** The national interest in renewable electric generation sources provides growth opportunities and the construction services segment continues to expand renewable installation offerings, including battery energy storage systems, electric vehicle charging infrastructure, microgrids and renewable natural gas/hydrogenfueled electric generating units. In addition to renewable-related projects, the construction services segment provides electric distribution fire-hardening services for utility customers. This typically involves converting overhead power line facilities to underground facilities, where they are less susceptible to wildfire and weather impacts.

 **Social Responsibility**

MDU Resources operates at the discretion of various stakeholders, including customers, stockholders, employees, regulators, lawmakers, and the communities where we do business. It is these stakeholders who allow us to conduct our business and are vital to our success. MDU Resources remains committed to maintaining the trust of these stakeholders by operating with integrity and being a good corporate citizen. Below are highlights of our social responsibility programs relating to our employees, stockholders, communities, and customers.

■ **Consideration for Environmental and Social Justice.** MDU Resources strives to ensure all stakeholders are afforded the same degree of protection from environmental and health hazards, and have equal opportunity for engagement in our projects. Our operating companies give consideration and special outreach to stakeholders identified as potentially having reduced accessibility to information about active projects and engagement opportunities because of race, color, national origin or income. Our outreach efforts include identifying stakeholders within project areas and attempting to convey information and receive feedback via a form that best fits those stakeholders' needs, which may include direct mailings, community meetings, trusted partnerships and face-to-face conversations.

■ **Employees and Human Capital Management.** At MDU Resources, we strive to build a strong team of employees with a focus on integrity and safety and a commitment to diversity, equity, and inclusion. Our team included 9,145 employees located in 27 states as of December 31, 2023. Our number of employees peaked in the first quarter of 2023 at just over 11,000. Our Employer Information Report EEO-1 is available on our website at www.mdu.com/careers. The information on our website is not part of this Proxy Statement and is not incorporated by reference into this Proxy Statement.

☐ **Diversity, Equity, and Inclusion.** MDU Resources is committed to an inclusive environment that respects the differences and embraces the strengths of our diverse employees. Essential to the company's success is its ability to attract, retain, and engage the best people from a broad range of backgrounds and build an inclusive culture where all employees feel valued and contribute their best. To aid in the company's commitment to an inclusive environment, each business segment has a diversity officer who serves as a conduit for diversity-related issues and provides a voice for all employees. The company requires employees to participate in training on the company's code of conduct and additional courses focusing on diversity, effective leadership, equal employment opportunity, workplace harassment, respect, and unconscious bias. The company has three strategic goals related to diversity:

- Enhance collaboration efforts through cooperation and sharing of best practices to create new ways of meeting employee, customer, and stockholder needs;

- Maintain a culture of integrity and safety by ensuring employees understand these essential values, which are part of the company's vision statement; and

- Increase productivity and profitability through the creation of a work environment that values all perspectives and methods of accomplishing work.

☐ **Energize Diversability.** In 2024, the regulated energy delivery companies implemented a pilot program "Energize Diversability". This program brings disabled individuals into the workplace through customized employment opportunities.

☐ **Compensation and Pay Equity**. Equity in the workplace includes pay equity, regardless of an employee's gender, race or other individual attributes. MDU Resources and its companies annually analyze pay equity by comparing the compensation of employees in the same or similar positions. MDU Resources also annually reviews our pay structure by position compared to like positions across the market using information from leading compensation consulting firms. MDU Resources engages a third-party compensation consultant every three years to review the salary grade structure and job compensation. This study was most recently completed and fully implemented in 2023 for calendar year 2024.

☐ **Executive Compensation and Diversity, Equity, and Inclusion**. In February 2022, the board of directors first approved a performance modifier for the annual incentive award program for executive officers based upon the company's achievement of certain measures to attract, retain, and develop a diverse and inclusive workforce. Each year since that time, the board of directors has tracked and measured success of a DEI modifier goal annually for executives. The DEI modifier includes a focus on representation of diverse employees in executive succession plans, outreach efforts to attract diverse candidates for open positions at the company, implementing enhanced diversity, equity, and inclusion training and mentoring for new employees, and development of enhanced employee data dashboards to further support the company's efforts to attract, retain, and develop a diverse and inclusive workforce. For more information on the DEI modifier and the results for 2023, please refer to the "2023 Compensation for Our Named Executive Officers" section in the "Compensation Discussion and Analysis." In February 2024, the compensation committee and board of directors approved new executive goals that cover environmental, social, and diversity, equity, and inclusion.

☐ **CEO Action for Diversity and Inclusion Pledge**. In March 2022, MDU Resources' chief executive officer signed the CEO Action for Diversity and Inclusion Pledge, joining more than 2,000 chief executive officers in signing and committing to four goals to be a catalyst for further conversations and action around diversity and inclusion in the workplace. The four goals include:

- Cultivating environments that support open dialogue on complex and often-difficult conversations.

- Implementing and expanding unconscious bias education and training.

- Sharing best-practice diversity, equity and inclusion programs and initiatives.

- Engaging boards of directors when developing and evaluating diversity, equity and inclusion strategies.

☐ **Building People.** Building a strong workforce begins with employee recruitment. The company uses a variety of means to recruit new employees for open positions, including posting on the company's website, employee referrals, union workforce, direct recruitment, advertising, social media, career fairs, partnerships with colleges and technical schools, job service organizations, and associations connected with a variety of professions. The company also utilizes internship programs to introduce individuals to the company's business operations and provide a possible source of future employees. Building a strong workforce also requires developing employees in their current positions and for future advancement. The company provides opportunities for advancement through job mobility, succession planning, and promotions both within and between business segments. The company provides employees the opportunity to further develop and grow through various forms of training, mentorship programs, and internship programs.

> **Building a Strong Workforce Program.** The regulated energy delivery companies provide all employees an opportunity in mentoring and job shadow programs on an annual basis. Additionally, through succession planning, high potential employees are identified and provided with additional developmental opportunities that help prepare them for future opportunities and advancement within the organization. The companies partner with third party leadership development groups as well as providing internal development opportunities that help prepare our future leaders. The MDU Resources' Environmental and Sustainability Committee receives annual reports on the individuals and the development that is being provided to all candidates for succession.

> **Building Leaders Program.** The construction services segment's Building Leaders program gives high-performing employees an opportunity to enhance their leadership skills. Participants attend a two-day, in-person training session focused on communication, teamwork and other professional development topics. Following the training, participants are assigned an advisor who has been selected from their company's leaders. Participants, drawing from a personal development plan created during training, are responsible for setting up and leading discussions with their advisors for one year following training.

☐ **Safety.** The company is committed to safety and health in the workplace. To ensure safe work environments, the company provides training, adequate resources, and appropriate follow-up on any unsafe conditions or actions. The company has policies and training that support safety in the workplace, including training on safety matters through classroom and toolbox meetings on job sites. To help facilitate a strong safety culture, MDU Resources also has a safety leadership council that aims to identify and adopt best management practices to aid in the prevention of occupation injuries and illness.

☐ **Ethics Reporting**. MDU Resources' employees are encouraged to ask questions or report concerns to their supervisor. If employees have concerns that something may be unethical or illegal within the company, they are encouraged to report their concerns to a human resources representative, a company executive, or their compliance officer. For those wishing to remain anonymous, MDU Resources also has an anonymous reporting hotline. Employees, customers, and other stakeholders can report confidentially and anonymously through this third-party telephone and internet-based reporting system any concerns about possible unethical or illegal activities. Reports are carefully considered and investigated. Summaries of the reports and investigative results are provided to the audit committee of the board of directors.

■ **Vendor Code of Conduct.** MDU Resources has a Vendor Code of Conduct that outlines our expectations of vendors, including ethical business practices, workplace safety, environmental stewardship and compliance with applicable laws and regulations.

■ **Our Stockholders.** MDU Resources' management is committed to acting in the best interest of the corporation, protecting its assets, and serving the long-term interests of the company's stockholders. This includes protecting our tangible interests, such as property and equipment, as well as intangible assets, such as our reputation, information, and intellectual property. For information on our stockholder outreach program, see "Stockholder Engagement" in the section entitled "Corporate Governance" of this Proxy Statement.

■ **Our Communities.**

☐ **Community Health and Safety.** The pipeline and natural gas utility companies' pipeline integrity and safety management programs provide guidelines for the continual evaluation of their pipeline systems using risk-based criteria that allows our companies to take proactive measures to ensure public safety and protect the environment. In addition, the pipeline safety management systems are comprehensive, continuous improvement programs designed to promote a culture dedicated to employee and public safety and environmental protection while maintaining the safety and reliability of our natural gas distribution, transmission, and storage facilities.

- ☐ **Charitable Giving.** MDU Resources is proud of its record of supporting qualified organizations that enhance quality of life. Our philanthropic goal is to be a "neighbor of choice." The MDU Resources Foundation was incorporated in 1983 to support the corporation's charitable efforts and has contributed more than $44 million to worthwhile organizations. In 2023, the MDU Resources Foundation contributed $2.09 million to charitable organizations. In addition to contributions through the MDU Resources Foundation, our business segments and companies regularly make charitable donations and in-kind donations to the communities where they do business.

2023 Foundation Contributions



- Civic/Community (45%)
- Culture/Art (4%)
- Education (22%)
- Environment (5%)
- Health/Human Services (24%)

- ☐ **Volunteerism.** We encourage and support community volunteerism by our employees. The MDU Resources Foundation contributes a $750 grant to an eligible nonprofit organization after an employee or group of employees volunteer a minimum of 25 hours to the organization during non-company hours in a calendar year. Eligible organizations are local 501(c) nonprofit organizations providing services in categories of civic and community activities, culture and arts, education, environment, and health and human services. In 2023, the foundation granted $99,000 under this program, matching over 7,694 employee volunteer hours.

- ☐ **Education.** We encourage support of educational institutions by all employees. The MDU Resources Foundation matches contributions up to $750 to educational institutions by employees. In addition, the MDU Resources Foundation maintains two separate scholarship programs, which includes funding scholarship programs at institutions of higher education and scholarships for employee family members.

- ■ **Our Customers.**

  - ☐ **Cascade Arrearage Relief and Energy Savings (CARES Program).** Cascade Natural Gas understands that our customers occasionally experience financial difficulties. Cascade Natural Gas has established the CARES program for customers to qualify for a one-time grant as well as a monthly discount on the customer's billing statement.



  - ☐ Our utility companies consistently rank high in customer satisfaction. In the J.D. Power 2023 Gas Utility Residential Customer Satisfaction Study[SM], Intermountain Gas Company ranked first, Cascade Natural Gas ranked second, and Montana-Dakota Utilities ranked fourth among mid-size natural gas utilities in the west region.

> **The company believes in corporate social responsibility and the fundamental commitment to its stakeholders: customers, employees, suppliers, communities, and stockholders. MDU Resources manages its business with a long-term view toward sustainable operations, focusing on how economic, environmental and social efforts can help us continue to provide affordable and reliable essential products and services to our customers.**

BOARD OF DIRECTORS

ITEM 1. ELECTION OF DIRECTORS

The board expresses its thanks to David L. Goodin, who retired as president and chief executive officer on January 5, 2024, whose term as a director will expire at the 2024 annual meeting. Mr. Goodin began his career in 1983 as an electrical engineer with subsidiary Montana-Dakota Utilities. He served in various positions of increasing responsibility, becoming MDU Resources' president and chief executive officer and director of the company in 2013. Prior to January 4, 2013, Mr. Goodin served as chief executive officer and president of Intermountain Gas Company, Cascade Natural Gas Corporation, Montana-Dakota Utilities Co., and Great Plains Natural Gas Co.

The board currently consists of nine directors. All of the nominees are current directors of MDU Resources with the exception of Douglas W. Jaeger. All of the nominees are standing for election to the board at the 2024 annual meeting to hold office until the 2025 annual meeting and until their successors are duly elected and qualified. David L. Goodin has not been renominated for reelection and his term will expire at the company's 2024 annual meeting.

The board has affirmatively determined all the director nominees, other than Nicole A. Kivisto, our president and chief executive officer, are independent in accordance with New York Stock Exchange (NYSE) rules, our corporate governance guidelines, and our bylaws. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer of our company. There are no family relationships among our executive officers and directors.

Our bylaws provide for a majority voting standard for the election of directors. See "Additional Information - Majority Voting" below for further detail.

Each of the director nominees has consented to be named in this Proxy Statement and to serve as a director, if elected. We do not know of any reason why any nominee would be unable or unwilling to serve as a director, if elected. If a nominee becomes unable to serve or will not serve, proxies may be voted for the election of such other person nominated by the board as a substitute or the board may choose to reduce the number of directors.

Information about each director nominee's share ownership is presented under "Security Ownership."

The shares represented by the proxies received will be voted for the election of each of the nine nominees named below unless you indicate in the proxy that your vote should be cast against any or all the director nominees or that you abstain from voting. Each nominee elected as a director will continue in office until their successor has been duly elected and qualified or until the earliest of their resignation, retirement, or death.

The nine nominees for election to the board at the 2024 annual meeting, all proposed by the board upon recommendation of the nominating and governance committee, are listed below with brief biographies. The nominees' ages are current as of December 31, 2023.

On January 24, 2023, the company entered into the Cooperation Agreement with Corvex Management LP (Cooperation Agreement), pursuant to which Corvex Management LP partner, James H. Gemmel, was appointed as a non-voting board observer and, subject to FERC approval, to the board of directors. FERC approval was received on May 1, 2023, and in accordance with the terms of the Cooperation Agreement, Mr. Gemmel was appointed to the board of directors on May 9, 2023. On March 14, 2024, the company entered into an Amended and Restated Cooperation Agreement with Keith A. Meister and Corvex Management LP (Mr. Meister and Corvex Management LP, together with their respective affiliates, the Corvex Group) (Amended and Restated Cooperation Agreement). For further details on the Amended and Restated Cooperation Agreement, see the "Related Person Transaction Disclosure" within the section entitled "Corporate Governance."

On November 2, 2023, the company announced its intention to separate its construction services business, from the company. The separation is anticipated to result in two independent, publicly traded companies. If the spinoff transaction is completed, the company expects that one or more of its directors may become directors of the new construction services company, in which case they will resign from the company's board of directors at such time.

> **The board of directors recommends that the stockholders
> vote FOR the election of each nominee.**

Director Nominees



Darrel T. Anderson
Age 65

Independent Director Since 2023
Compensation Committee
Environmental and Sustainability Committee

Key Contributions to the Board: With over 28 years of experience in the integrated electric utility industry, holding several positions including executive vice president of administrative services, chief financial officer, and president and CEO, Mr. Anderson brings extensive financial and leadership experience in the regulated utility industry. Mr. Anderson also contributes experience with risk oversight and human resources management.

Career Highlights

- President and chief executive officer of IDACORP, a holding company comprised of Idaho Power, a regulated electric utility company, from 2014 to 2020; executive vice president-administrative services and chief financial officer of IDACORP from 2009 to 2014; president and chief financial officer of Idaho Power from 2012 to 2013; executive vice president-administrative services and chief financial officer of Idaho Power from 2009 to 2011.
- Board chair of Blue Cross of Idaho, a non-profit mutual insurance company, since May 2023; serving as a board member since 2018.

Other Leadership Experience

- Former board member of Saint Alphonsus Health System, a non-profit organization that provides medical and health services in Idaho and Oregon, from 2013 to 2019.
- Former board member and chair of Women's and Children's Alliance, a non-profit organization that provides services to individuals recovering from domestic abuse and sexual assault, from 2008 to 2017.



James H. Gemmel
Age 38

Independent Director Since 2023
Audit Committee
Environmental and Sustainability Committee

Key Contributions to the Board: With over 11 years of experience with investment funds and institutions on elevating and valuing public and private companies, Mr. Gemmel brings extensive financial, professional investment management, and collaboration with public company board of directors and senior management teams.

Career Highlights

- Partner of Corvex Management LP, an investment management firm that focuses on fundamental, valued-based investments, since January 2011.
- Outside director of Kindred Group PLC, an online gaming company incorporated in Malta and traded on the Swedish stock exchange, since November 2022, serving as chair of the audit committee since April 2023.

Other Leadership Experience

- Former investment analyst at Federated Hermes Inc., an investment company focused on solutions to help investors target a broad range of outcomes, from 2008 to 2010.
- Former investment analyst at Prudent Bear Fund of David W. Tice & Associates from 2007 to 2008.



Douglas W. Jaeger
Age 56

Independent Director Nominee

Key Contributions to the Board: As the current president and chief executive officer of Ulteig, Inc., an employee-owned professional engineering services firm focused on comprehensive engineering, program management, and technical and field services, Mr. Jaeger brings expertise in strategic planning and organizational development. Mr. Jaeger also contributes extensive knowledge in governance, mergers and acquisitions, marketing, financial management, engineering, and construction services. Mr. Jaeger held several executive leadership positions with a publicly traded electric and natural gas company as well as experience with corporate board services and community leadership boards.

Career Highlights

- Director, president and chief executive officer of Ulteig, Inc., an employee-owned professional engineering services firm since 2015.
- Former chief executive officer of Adolfson & Peterson, Inc., a privately held construction services firm serving commercial and industrial clients nationally, leading the industry in quality, client loyalty, safety and sustainability, from 2008 to 2013.
- Former executive positions at Xcel Energy, Inc. including vice president of transmission from 2004 to 2008, vice president of business operations from 2003 to 2004, vice president of retail marketing and sales from 2001 to 2003, and director of product development from 2000 to 2001.
- Former director of Qualus Power Services/CE Power, a leading pure-play power services firm of energy transitions, with differentiated capabilities across grid modernization, resiliency, security, and sustainability, from 2015 to 2022.
- Director of Computype Inc., a private company that identifies and tracks critical assets with innovated programs that improve customers' processes, performance, and control, since January 2011.

Other Leadership Experience

- Former member of the board of trustees of North American Electric Reliability, a nonprofit international regulatory authority whose mission is to assure the effective and efficient reduction of risks to the reliability and security of the grid, from 2013 to 2015.
- Former founder of AMP Advisors, a firm that provided executive advisory services to private equity investment firms and growth-oriented, technical services businesses around market strategy, business development, acquisition guidance, integration and governance, from 2014 to 2015.



Dennis W. Johnson
Age 74

Independent Director Since 2001
Chair of the Board
Compensation Committee
Nominating and Governance Committee

Key Contributions to the Board: With over 49 years of experience in business management, manufacturing, and finance, holding various positions including chair, president, and chief executive officer of TMI Group Incorporated for 42 years, as well as his prior service as a director of the Federal Reserve Bank of Minneapolis, Mr. Johnson brings operational, management, strategic planning, specialty contracting, and financial knowledge and insight to the board. Mr. Johnson also contributes significant knowledge of local, state, and regional issues involving North Dakota, the state where we are headquartered and have significant operations, resulting from his service on several state and local organizations.

Career Highlights

- Chair of the board of the company effective May 8, 2019; and vice chair of the board from February 15, 2018 to May 8, 2019.
- Chair, president, and chief executive officer of TMI Group Incorporated as well as its two wholly owned subsidiary companies, TMI Corporation and TMI Transport Corporation, manufacturers of casework and architectural woodwork in Dickinson, North Dakota; employed since 1974 and serving as president or chief executive officer since 1982.

Other Leadership Experience

- Member of the Bank of North Dakota Advisory Board of Directors since August 2017, currently serving as vice chair.
- President of the Dickinson City Commission from July 2000 through October 2015.
- Director of the Federal Reserve Bank of Minneapolis from 1993 through 1998.
- Served on numerous industry, state, and community boards, including the North Dakota Workforce Development Council (chair); the Decorative Laminate Products Association; the North Dakota Technology Corporation; and the business advisory council of the Steffes Corporation, a metal manufacturing and engineering firm.
- Served on North Dakota Governor Sinner's Education Action Commission; the North Dakota Job Service Advisory Council; the North Dakota State University President's Advisory Council; North Dakota Governor Schafer's Transition Team; and chaired North Dakota Governor Hoeven's Transition Team.



Nicole A. Kivisto
Age 50

Director Since 2024
President and Chief Executive Officer

Key Contributions to the Board: Serving as president and chief executive officer of MDU Resources Group, Inc. since 2024. Ms. Kivisto is the only officer of the company that serves on our board. With 29 years of operating and leadership positions with the company, Ms. Kivisto brings utility industry experience to the board as well as extensive knowledge of our company and its business operations. Ms. Kivisto contributes valuable insight into management's views and perspectives and the daily operations of the company.

Career Highlights

- President and chief executive officer and a director of the company since January 6, 2024.
- Served as president and chief executive officer of Montana-Dakota Utilities Co., Cascade Natural Gas Corporation, and Intermountain Gas Company from January 9, 2015 to January 5, 2024.
- Began her career in 1995 at MDU Resources Group, Inc., as a financial analyst and served in positions of increasing responsibility until 2015 when she was named president and chief executive officer of Montana-Dakota Utilities Co., Cascade Natural Gas Corporation, and Intermountain Gas Company; positions included controller and vice president, controller and chief accounting officer of MDU Resources Group, Inc., and vice president of operations for Montana-Dakota Utilities Co. and Great Plains Natural Gas Co.

Other Leadership Experience

- Board member of numerous industry associations, including current member of the American Gas Association, the Edison Electric Institute since 2015; former board member of the North Dakota Lignite Energy Council from 2015 to 2023; and former member of the North Central Electric Association from 2015 to 2016.
- Member, Board of Trustees of the University of Mary from 2017 to 2023, serving on the audit and finance committees.
- Director of Bravera, a bank that provides financial services, since February 2018.



Dale S. Rosenthal
Age 67

Independent Director Since 2021
Compensation Committee
Environmental and Sustainability Committee

Key Contributions to the Board: With 22 years of experience with an integrated construction company, serving in senior executive positions as strategic director, division president, and chief financial officer, Ms. Rosenthal contributes expertise in construction, alternative energy, real estate and infrastructure development, risk management, and corporate strategy. Ms. Rosenthal also brings public board experience with a regulated public utility company.

Career Highlights

- Strategic director of Clark Construction Group, LLC, a vertically integrated construction company headquartered in Bethesda, Maryland, from January 2017 to December 2017; division president of Clark Financial Services Group, leveraging Clark's core turnkey construction expertise into alternative energy development, from April 2008 to December 2016; chief financial officer and senior vice president of Clark Construction Group, LLC, from April 2000 to April 2008; and established a Clark subsidiary, Global Technologies Group, which developed and built data centers for early internet service providers. Ms. Rosenthal joined Clark Construction in 1996.
- Led financing teams for several tax-credit financed housing developers and was instrumental in identifying new sources of funding and innovative tax structures for complex transactions.

Other Leadership Experience

- Director of Washington Gas Light Company, formerly publicly traded and now a subsidiary of AltaGas Ltd., since October 2014, and chair of the audit committee from 2018 to 2022. Washington Gas is a regulated public utility company that sells and delivers natural gas in the District of Columbia and surrounding metropolitan areas.
- Former board advisor of Langan Engineering & Environmental Services, a provider of an integrated mix of engineering and environmental consulting services in support of land development projects, corporate real estate portfolios, and the oil and gas industry, from March 2020 to December 2023.
- Member, Board of Trustees of Cornell University since June 2017, serving on the finance and building and properties committees.
- Director of Transurban Chesapeake LLC, a company that develops and operates toll roads in the Mid-Atlantic region, since August 2021, and chair of the audit committee since 2022.



Edward A. Ryan
Age 70

Independent Director Since 2018
Compensation Committee
Nominating and Governance Committee

Key Contributions to the Board: As a former executive vice president and general counsel for a large public company with international operations, Mr. Ryan contributes expertise to the board in the areas of corporate governance, acquisitions, risk management, legal, compliance, and labor relations. Mr. Ryan also brings senior leadership, transactional, and public company experience.

Career Highlights

- Advisor to the chief executive officer and president of Marriott International from December 2017 to December 31, 2018.

- Executive vice president and general counsel of Marriott International from December 2006 to December 2017; senior vice president and associate general counsel from 1999 to November 2006; and assumed responsibility for all corporate transactions and corporate governance in 2005. Mr. Ryan joined Marriott International as assistant general counsel in May 1996.

- Private law practice from 1979 to 1996; partner at Hogan & Hartson, dba Hogan Lovells, from 1991 to 1996.

Other Leadership Experience

- Director of the C&O Canal Trust, the non-profit partner of the Chesapeake & Ohio Canal National Historical Park, since 2022; and chair of the nominating and governance and canal quarters committees since 2023. The C&O Canal Trust works in conjunction with the National Park Service and local communities for park preservation highlighting the park's historical, natural and cultural heritage, along with managing and developing a series of lockhouse accommodations along the entire quarters.

- Former director of Goodwill of Greater Washington, D.C., a non-profit organization whose mission is to transform lives and communities through education and employment, from 2015 to 2023, including a term as chair from January 2020 through December 2021, vice chair from January 2019 through December 2019, and chair of the finance committee from January 2018 through December 2019.

- Board advisor of Workbox Company, a startup company that provides collaborative coworking space and accelerator services, since January 2020.



David M. Sparby
Age 69

Independent Director Since 2018
Audit Committee
Nominating and Governance Committee

Key Contributions to the Board: With over 32 years of public utility management and leadership experience with a large public utility company, including positions as senior vice president and as chief financial officer, Mr. Sparby provides a broad understanding of the public utility and natural gas pipeline industries, including renewable energy expertise. His lengthy senior leadership experience with a public company also contributes to the board.

Career Highlights

- Senior vice president and group president, revenue, of Xcel Energy, Inc. and president and chief executive officer of its subsidiary, NSP-Minnesota, from May 2013 until his retirement in December 2014; senior vice president and group president, from September 2011 to May 2013; chief financial officer from March 2009 to September 2011; and president and chief executive officer of NSP-Minnesota from 2008 to March 2009. He joined Xcel Energy, or its predecessor Northern States Power Company, as an attorney in 1982 and held positions of increasing responsibility.

- Attorney with the State of Minnesota, Office of Attorney General, from 1980 to 1982, during which period his responsibilities included representation of the Department of Public Service and the Minnesota Public Utilities Commission.

Other Leadership Experience

- Board of Trustees of Mitchell Hamline School of Law from July 2011 to July 2020.

- Board of Trustees of the College of St. Scholastica from 2012 to 2023, including service as chair from 2020 to 2023.



Chenxi Wang

Age 53

Independent Director Since 2019
Audit Committee
Environmental and Sustainability Committee

Key Contributions to the Board: Having significant technology and cybersecurity expertise through her management and leadership positions with several organizations, Ms. Wang contributes knowledge to the board on technology and cybersecurity issues. As the founder and managing general partner of a cybersecurity-focused venture fund, Ms. Wang also provides knowledge regarding capital markets and business development.

Career Highlights

- Founder and managing general partner of Rain Capital Fund, L.P., a cybersecurity-focused venture fund aiming to fund early-stage, transformative technology innovations in the security market with a goal of supporting women and minority entrepreneurs, since December 2017.

- Chief strategy officer at Twistlock, Inc., an automated and scalable cloud native cybersecurity platform, from 2015 to 2017.

- Vice president, cloud security & strategy of CipherCloud, LLC, a cloud security software company, from January 2015 to August 2015.

- Vice president of strategy of Intel Security, a company focused on developing proactive, proven security solutions and services that protect systems, networks, and mobile devices, from April 2013 to January 2015.

- Principal analyst and vice president of research at Forrester Research, a market research company that provides advice on existing and potential impact of technology, from January 2007 to April 2013.

- Assistant research professor and associate professor of computer engineering at Carnegie Mellon University from September 2001 through August 2007.

- Founder and director of Forte Group, an advocacy and education non-profit organization focusing on women in the cybersecurity industry, since November 2022.

Other Leadership Experience

- Technical Board of Advisors of Secure Code Warriors, a Sydney-based cybersecurity company, since June 2019.

- Board of directors of OWASP Global Foundation, a nonprofit global community that drives visibility and evolution in the safety and security of the world's software, from January 2018 to December 2019, including a term as vice chair.

- Recipient of the 2019 Investor in Women Award by Women Tech Founders Foundation, an organization dedicated to advancing women in the technology industry.

- Board observer of ProjectDiscovery, Inc., an open-source software company that simplifies security operations for engineers and developers, since October 2022.

- Board observer of Stanza System, Inc., a company that specializes in site reliability engineering, since November 2022.

Additional Information - Majority Voting

A majority of votes cast is required to elect a director in an uncontested election. A majority of votes cast means the number of votes cast "for" a director's election must exceed the number of votes cast "against" the director's election. "Abstentions" and "broker non-votes" do not count as votes cast "for" or "against" the director's election. In a contested election, which is an election in which the number of nominees for director exceeds the number of directors to be elected and which we do not anticipate, directors will be elected by a plurality of the votes cast.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock "for" all directors nominated by the board of directors. If a nominee becomes unavailable for any reason or if a vacancy should occur before the election, which we do not anticipate, the proxies will vote your shares in their discretion for another person nominated by the board.

Our policy on majority voting for directors contained in our corporate governance guidelines requires any proposed nominee for re-election as a director to tender to the board, prior to nomination, his or her irrevocable resignation from the board that will be effective, in an uncontested election of directors only, upon:

- receipt of a greater number of votes "against" than votes "for" election at our annual meeting of stockholders; and

- acceptance of such resignation by the board of directors.

Following certification of the stockholder vote, the nominating and governance committee will promptly recommend to the board whether or not to accept the tendered resignation. The board will act on the nominating and governance committee's recommendation no later than 90 days following the date of the annual meeting.

Brokers may not vote your shares on the election of directors if you have not given your broker specific instructions on how to vote. Please be sure to give specific voting instructions to your broker so your vote can be counted.

Board Evaluations and Process for Selecting Directors

Our corporate governance guidelines require that the board, in coordination with the nominating and governance committee, annually reviews and evaluates the performance and functioning of the board and its committees.

The board evaluation process includes the following steps:



1 QUESTIONNAIRES

During 2023, each director completed an anonymous written questionnaire with the opportunity to provide comments. In addition, committee members completed a separate written questionnaire related to the operation of the respective committees.



2 BOARD SUMMARY AND FEEDBACK

The results of the written questionnaires were anonymously aggregated and provided to the board and each committee. Key strengths and opportunities for improvement of the board and each committee were reviewed and discussed in an executive session of the board in connection with this process.



3 BOARD SUCCESSION

As part of the annual board evaluation process, the nominating and governance committee evaluates our directors considering the current needs of the board and the company. This evaluation supports the nominating and governance committee's consideration of board succession and potential director recruitment throughout the year.

Director Qualifications, Skills, and Experience

Director nominees are chosen to serve on the board based on their qualifications, skills, and experience, as discussed in their biographies, and how those characteristics supplement the resources and talent on the board and serve the current needs of the board and the company. Our corporate governance guidelines provide that directors are not eligible to be nominated or appointed to the board if they are 76 years or older at the time of the election or appointment. The board does not have term limits on the length of a director's service.

In making its nominations, the nominating and governance committee assesses each director nominee by a number of key characteristics, including character, success in a chosen field of endeavor, background in publicly traded companies, independence, and willingness to commit the time needed to satisfy the requirements of board and committee membership. Although the committee has no formal policy regarding diversity, the board is committed to having a diverse and broadly inclusive membership. In recommending director nominees, the committee considers diversity in gender, ethnic background, geographic area of residence, skills, and professional experience.

Board Skills and Diversity Matrix

	Anderson	Gemmel	Jaeger	Johnson	Kivisto	Rosenthal	Ryan	Sparby	Wang
Skills & Expertise									
EXECUTIVE MANAGEMENT/PUBLIC COMPANY — Served as CEO or other senior executive of an organization or as a director of another publicly traded company	✓		✓	✓	✓	✓	✓	✓	✓
ACCOUNTING/FINANCE — Experience in the preparation and review of financial statements and financial reports	✓	✓	✓	✓	✓	✓		✓	
CAPITAL MARKETS — Experience overseeing company financings, investments, capital structures, and financial strategy	✓	✓	✓	✓	✓	✓		✓	✓
INFORMATION TECHNOLOGY/CYBERSECURITY — Oversight of or significant background working with information technology systems, data management, and/or cybersecurity risks					✓				✓
RISK MANAGEMENT AND COMPLIANCE — Regulatory and compliance expertise or experience in the identification, assessment, and mitigation of risks facing our company	✓	✓	✓	✓	✓	✓	✓	✓	✓
INDUSTRY EXPERIENCE — Experience in our businesses and related industries, including public utilities, natural gas pipelines, and construction services	✓		✓	✓	✓	✓		✓	
LEGAL/CORPORATE GOVERNANCE — Experience in dealing with complex legal and public company governance issues	✓		✓		✓	✓	✓	✓	
HUMAN CAPITAL MANAGEMENT — Experience in enterprise-wide human capital management and the development of talent, including overseeing diversity and inclusion efforts	✓		✓	✓	✓	✓	✓	✓	✓
ENVIRONMENT AND SUSTAINABILITY — Experience addressing environmental and sustainability issues relating to our businesses	✓	✓			✓	✓		✓	
GOVERNMENT/REGULATORY/PUBLIC AFFAIRS — Background or experience in governmental regulations and public policy issues affecting our businesses	✓		✓	✓	✓		✓	✓	
Gender/Age/Tenure									
Gender	M	M	M	M	F	F	M	M	F
Age[1]	65	38	56	74	50	67	70	69	53
Tenure[2]	1	1	—	23	—	3	6	6	5
Race/Ethnicity/Nationality									
African American/Black									
Alaskan Native or Native American									
Asian									✓
Hispanic/Latinx									
Native Hawaiian or Pacific Islander									
White (not Hispanic or Latinx origins)	✓	✓	✓	✓	✓	✓	✓	✓	
Two or more Races or Ethnicities									
LGBTQ+									

[1] Director nominee's age as of December 31, 2023.

[2] Director nominee's tenure as of March 15, 2024.



Independence

89%

The board has determined that all director nominees, other than Ms. Kivisto, meet the independence standards set by the NYSE and SEC.

Board Refreshment

New Members

+5

Five new members have been elected, nominated or appointed to the board over the last five years.

Tenure

0-4 Years	
5-10 Years	
11+ Years	

Average Tenure

5.6 Years

The average tenure of the current directors nominated for election reflects a balance of company experience and new perspective.

Diversity

Gender	
Three director nominees are women.	33%
Race/Ethnicity	
One director nominee is ethnically diverse.	11%

Board Composition and Refreshment

Each of the nominees has been nominated for election to the board of directors upon recommendation by the nominating and governance committee and each has decided to stand for election.

The nominating and governance committee is committed to ensuring that the board reflects a diversity of experience, skills, and backgrounds to serve the company's governance and strategic needs. In evaluating the needs of the board and the company, the nominating and governance committee focuses on identifying board candidates that will add gender and ethnic diversity along with relevant industry and leadership experience to the board, as well as a background and core competencies in the fields of technology, cybersecurity, and public company governance. Potential director nominees are brought to the attention of the nominating and governance committee by board members, management, advisory firms, and various organizations.

On January 24, 2023, the company entered into the Cooperation Agreement with Corvex Management LP, pursuant to which Corvex Management LP partner, James H. Gemmel, was appointed as a non-voting board observer and, subject to the approval of Federal Energy Regulatory Commission under the Federal Power Act (the FERC Approval), to the board of directors. The FERC Approval was received on May 1, 2023, and in accordance with the terms of the Cooperation Agreement, Mr. Gemmel was appointed to the board of directors on May 9, 2023. On March 14, 2024, the company entered into an Amended and Restated Cooperation Agreement with the Corvex Group.

On June 1, 2023, as a result of the spinoff of Knife River as a separate publicly traded company, four of our directors resigned from the board and became directors of the Knife River board. On August 17, 2023, David L. Goodin announced his retirement as president and chief executive officer of the company effective January 5, 2024. The board of directors unanimously selected Nicole A. Kivisto to succeed Mr. Goodin as the president and chief executive officer of the company effective January 6, 2024. Ms. Kivisto became a director of the board effective January 6, 2024.

The nominating and governance committee continues to identify individuals as potential board of director candidates, particularly individuals with industry experience to support the company's strategy to deliver superior value and achieve industry-leading performance by becoming a pure-play regulated energy delivery company, while pursuing organic growth opportunities. The nominating and governance committee identified and recommended Darrel T. Anderson be appointment to the board in 2023 based on his expertise with human capital management, corporate governance, finance, and experience in management and leadership of a publicly traded utility company. In addition, the nominating and governance committee identified Douglas W. Jaeger for nomination to the board in 2024 based on his expertise with strategic planning, organizational development, engineering and construction services. The nominating and governance committee subsequently recommended, and the board of directors approved, the nomination of Mr. Jaeger for election to the board of directors at the 2024 annual meeting.

By tenure, if the nominees are elected, the board will be comprised of five directors who have served from 0-4 years, three directors who have served from 5-10 years, and one director who has served over 11 years. The nominating and governance committee believes this mix of director tenures provides a balance of experience and institutional knowledge with fresh perspectives. The nominating and governance committee also takes into consideration any written agreement for director nominations the company is a party to such as the Amended and Restated Cooperation Agreement. For further details on the Amended and Restated Cooperation Agreement, see the "Related Person Transaction Disclosure" within the section entitled "Corporate Governance."

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

Director Independence

The board of directors has adopted guidelines on director independence that are included in our corporate governance guidelines. Our guidelines require that a substantial majority of the board consists of independent directors. In general, the guidelines require that an independent director must have no material relationship with the company directly or indirectly, except as a director. The board determines independence on the basis of the standards specified by the New York Stock Exchange (NYSE), the additional standards referenced in our corporate governance guidelines, and other facts and circumstances the board considers relevant. Based on its review, the board has determined that all directors, except for our chief executive officer Ms. Kivisto, have no material relationship with the company and are independent.

In determining director independence, the board of directors reviewed and considered information about any transactions, relationships, and arrangements between the non-employee directors and their immediate family members and affiliated entities on the one hand, and the company and its affiliates on the other, and in particular the following transactions, relationships, and arrangements:

- *Charitable contributions by the company and the MDU Resources Foundation (Foundation) to nonprofit organizations where a director or immediate family member served as an officer or director of the organization.*

  ◦ The company and the Foundation made charitable contributions to two such nonprofit organizations that collectively totaled $7,750. None of the contributions made to any of the nonprofit entities exceeded 2% of the relevant entity's consolidated gross revenues.

- *Business relationships with entities with which a director or director nominee is affiliated.*

  ◦ Mr. Gemmel is a partner of Corvex Management LP, a hedge fund company, that owns 10,147,041 shares or 4.98% percent of common stock in the company as of December 31, 2023. On January 24, 2023, the company entered into a Cooperation Agreement with Keith A. Meister and Corvex Management LP (Mr. Meister and Corvex Management LP, together with their respective affiliates, the Corvex Group), pursuant to which Corvex Management LP partner, James H. Gemmel, was appointed as a non-voting board observer and, subject to the FERC Approval, to the board of directors. The FERC Approval was received on May 1, 2023, and in accordance with the terms of the Cooperation Agreement, Mr. Gemmel was appointed to the board of directors on May 9, 2023. Pursuant to the Cooperation Agreement, the Corvex Group agreed that it shall not, directly or indirectly, compensate or agree to compensate, any director or director nominee of the company for such person's service as a board observer or a member of the board including Mr. Gemmel (or any replacement designee appointed pursuant to Section 1(f) of the Cooperation Agreement). Mr. Gemmel qualifies as independent director of the company under all applicable listing standards, applicable rules of the SEC and publicly disclosed standards used by the board in determining the independence of the company's directors. On March 14, 2024, the company entered into an Amended and Restated Cooperation Agreement with the Corvex Group. For further details on the Amended and Restated Cooperation Agreement, see the "Related Person Transaction Disclosure" within the section entitled "Corporate Governance."

The board has also determined that all members of the audit, compensation, nominating and governance, and environmental and sustainability committees of the board are independent in accordance with our corporate governance guidelines and applicable NYSE and Securities Exchange Act of 1934 rules, as applicable.

Oversight of Sustainability

We are an essential infrastructure company and manage our business with a long-term view toward sustainable operations, focusing on economic, environmental, and social impacts. We are committed to strong corporate governance in all areas, including governance of environmental and social responsibility.

Board of Directors. The board of directors is ultimately responsible for oversight with respect to environmental, health, safety, and other social sustainability matters applicable to the company.

Environmental and Sustainability Committee of the Board. In recognition of its responsibility for oversight with respect to environmental, health, safety, social, and other sustainability matters, the board of directors in May 2019 formed the environmental and sustainability committee as a standing committee of the board with particular focus on our environmental, workplace health, safety, human capital, and other social sustainability programs and performance. The environmental and sustainability committee assists the board in fulfilling its oversight responsibilities with respect to environmental and social sustainability matters, including oversight and review of:

- **Employee, customer, and contractor safety;**

- **Climate change risks;**

- **Compliance with environmental, health, and safety laws;**

- **Human capital management;**

- **Integration of environmental and social principles into company strategy; and**

- **Significant public disclosures of environmental and sustainability matters.**

Additional oversight responsibilities of our environmental and sustainability committee are discussed on page 35.

Management Policy Committee. The company's management policy committee is comprised of the presidents of the business units and senior company officers. The management policy committee meets weekly, or more frequently as warranted, and is responsible for the management of risks and pursuit of opportunities related to environmental and social sustainability matters, including climate change, health, safety, and other social sustainability matters.

Executive Sustainability Committee. In 2021, the company established an executive sustainability committee, which is comprised of corporate and business unit senior executives. The committee is co-chaired by our vice president, chief accounting officer and controller and a business segment president. The executive sustainability committee responsibilities include:

- Supporting execution of, and making recommendations to advance, the company's environmental and sustainability strategy; and

- Establishing, maintaining, and enhancing the processes, procedures, and controls for the company's environmental and sustainability disclosures.

For information on our sustainability reporting, as well as highlights of our environmental stewardship and social responsibility, see "Sustainability Highlights" in the Proxy Summary.

Stockholder Engagement

The company has an active stockholder outreach program. We believe in providing transparent and timely information to our investors and understand the need to align our priorities with those of our key stakeholders. Each year we routinely engage directly or indirectly with our stockholders, including large institutional stockholders. Management regularly attends and presents at investor and financial conferences and holds one-on-one meetings with investors. During 2023, the company held meetings, conference calls, and webcasts with numerous stockholders and investment firms, including focused outreach to our top 30 investors. Our active stockholder outreach program includes:

WHO WE ENGAGE	HOW WE ENGAGE	WHO PARTICIPATES
• Institutional Investors • Sell-Side Analysts • Retail Stockholders • Pension Funds • Holders of Bonds • Rating Agencies/Firms	• One-on-One and Group Meetings • Quarterly Earnings Conference Calls • Written and Electronic Communications • Company-Hosted Events and Presentations • Webcasts with Stockholders and Analysts • Industry and Sell-Side Presentations and Conferences	• Executive Management • Investor Relations • Senior Leadership • Subject Matter Experts • Board Members

KEY ENGAGEMENT RESOURCES

		KEY TOPICS OF ENGAGEMENT
• MDU Resources Website at investor.mdu.com • Quarterly Earnings Webcasts • Annual Proxy Statement • Annual Report • Annual Stockholder Meeting	• Sustainability Report • Public Events and Presentations • SEC Filings • Disclosures to Various Ratings Assessors • Press Releases	• Company Strategy • Executive Compensation • Operational and Financial Updates • Knife River Corporation Tax-Free Spinoff • Construction Services Business Tax-Free Spinoff • Capital Expenditure Forecast/Capital Allocation • Sustainability • Environmental, Social, and Corporate Governance Practices

OUTCOMES OF STOCKHOLDER ENGAGEMENT

- Received stockholder feedback regarding strategic initiatives
- Stockholder feedback regularly shared with our board of directors
- Enhanced sustainability reporting with expanded disclosures of risk and opportunities in accordance with TCFD
- Expanded disclosure of financial metrics for our business segments to help investors better understand key business drivers

Stockholder Communications with the Board

Stockholders and other interested parties who wish to contact the board of directors or any individual director, including our non-employee chair or non-employee directors as a group, should address a communication in care of the secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650. The secretary will forward all communications.

Board Leadership Structure

The board separated the positions of chair of the board and chief executive officer in 2006, and our bylaws and corporate governance guidelines currently require that our chair be independent. The board believes this structure provides balance and is currently in the best interest of the company and its stockholders. Separating these positions allows the chief executive officer to focus on the full-time job of running our business, while allowing the chair to lead the board in its fundamental role of providing advice to and independent oversight of management. The chair meets and confers regularly between board meetings with the chief executive officer regarding the board meeting agendas, the quality and flow of information provided to the board, and the effectiveness of the board meeting process. The board believes this split structure recognizes the time, effort, and energy the chief executive officer is required to devote to the position in the current business environment as well as the commitment required to serve as the chair, particularly as the board's oversight responsibilities continue to grow and demand more time and attention. The fundamental role of the board of directors is to provide oversight of the management of the company in good faith and in the best interests of the company and its stockholders. The board believes having an independent chair is a means to ensure the chief executive officer is accountable for managing the company in close alignment with the interests of stockholders including with respect to risk management as discussed below. The board has found that an independent chair is in a position to encourage frank and lively discussions including during regularly scheduled executive sessions consisting of only independent directors and to assure that the company has adequately assessed all appropriate business risks before adopting its final business plans and strategies. The board believes that having separate positions and having an independent outside director serve as chair is the appropriate leadership structure for the company at this time and demonstrates our commitment to good corporate governance.

Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including economic risks, strategic risks, operational risks, environmental and regulatory risks, competitive risks, climate and weather conditions, pension plan obligations, cyberattacks or acts of terrorism, and third party liabilities. The board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate for identifying, assessing, and managing risk. Management is responsible for identifying material risks, implementing appropriate risk management and mitigation strategies, and providing information regarding material risks and risk management and mitigation to the board. The company's risk oversight framework also aligns with its disclosure controls and procedures. For example, the company's quarterly and annual financial statements and related disclosures are reviewed by the disclosure committee, which includes certain senior management, who participate in the risk assessment practices described below.

The board believes establishing the right "tone at the top" and full and open communication between management and the board of directors are essential for effective risk management and oversight. Our chair meets regularly with our chief executive officer to discuss strategy and risks facing the company. The chair of the board and chairs of each of the board's standing committees meet with our chief executive officer, chief financial officer, and chief legal officer to discuss risks and presentations to the board regarding risks. Senior management attends the quarterly board meetings and is available to address questions or concerns raised by the board on risk management-related and any other matters. Each quarter, the board of directors and its applicable committees receive presentations from senior management on enterprise risk management issues and strategic matters involving our operations. Senior management annually presents an assessment to the board of critical enterprise risks that threaten the company's strategy and business model, including risks inherent in the key assumptions underlying the company's business strategy for value creation. Periodically, the board receives presentations from external experts on matters of strategic importance to the board. At least annually, the board holds strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the company.

In addition, in 2023 a survey was completed by both the board of directors and members of the management policy committee to identify critical enterprise risks. The company believes this program, which was designed to enable effective and efficient identification of, and visibility into, critical enterprise risks over the short, intermediate, and long-term, and to facilitate the incorporation of risk considerations into decision making across the company, and assessing and managing the company's legal, regulatory, and other compliance obligations on a global basis, provides valuable insight to the board of directors in its risk oversight efforts. In particular, the company believes its enterprise risk management programs help clearly define risk management roles and responsibilities among the board, its committees and management, bring together senior management to discuss risk, promote visibility and facilitate constructive dialogue around the risks relevant to the company's strategy and operations and help facilitate appropriate risk response strategies at the board of directors, board committees, and management.



The Board

While the board is ultimately responsible for risk oversight at our company, our standing board committees assist the board in fulfilling its oversight responsibilities in certain areas of risk.



Audit Committee	Compensation Committee	Nominating and Governance Committee	Environmental and Sustainability Committee
Risk Oversight Responsibilities	**Risk Oversight Responsibilities**	**Risk Oversight Responsibilities**	**Risk Oversight Responsibilities**
✓ Financial Reporting	✓ Executive Compensation	✓ Board Organization	✓ Environmental
✓ Internal Controls	✓ Incentive Plans	✓ Board Membership and Structure	✓ Health and Safety
✓ Cybersecurity	✓ Assess Consultant Independence	✓ Succession Planning	✓ Social Sustainability
✓ Compliance with Legal and Regulatory Requirements	✓ Director Compensation Policy	✓ Corporate Governance	✓ Climate Change Risks





Management

The management policy committee meets weekly, or more frequently as warranted, to receive reports from each business unit on safety, operations, business development, and to discuss the company's challenges and opportunities. Reports are also provided by the company's financial, human resources, legal, and enterprise information technology departments. Special presentations are made by other employees on matters that affect the company's operations. The company has also developed a robust compliance program to promote a culture of compliance, consistent with the right "tone at the top," to mitigate risk. The program includes training and adherence to our code of conduct and legal compliance guide. We further mitigate risk through our internal audit and legal departments.

- **Audit Committee.** The audit committee assists the board in fulfilling its oversight responsibilities with respect to risk management in a general manner and specifically in the areas of financial reporting, internal controls, cybersecurity, compliance with legal and regulatory requirements, and related person transactions, and, in accordance with NYSE requirements, discusses with the board policies with respect to risk assessment and risk management and their adequacy and effectiveness. The audit committee receives regular reports on the company's compliance program, including reports received through our anonymous reporting hotline. It also receives reports and regularly meets with the company's external and internal auditors. During its quarterly meetings in 2023, the audit committee received presentations or reports from management on cybersecurity and the company's mitigation of cybersecurity risks as well as assessment and mitigation reports on other compliance and risk-related topics. The entire board was present for cybersecurity risk presentations and had access to the reports. The audit committee discussed areas where the company may have material risk exposure, steps taken to manage such exposure, and the company's risk tolerance in relation to company strategy. The audit committee reports regularly to the board of directors on the company's management of risks in the audit committee's areas of responsibility.

- **Compensation Committee.** The compensation committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs.

- **Nominating and Governance Committee.** The nominating and governance committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, board membership and structure, succession planning for our directors and executive officers, and corporate governance.

- **Environmental and Sustainability Committee.** The environmental and sustainability committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks related to environmental, human capital management, health, safety, social and other sustainability matters that fundamentally affect the company's business interests and long-term viability. The environmental and sustainability committee responsibilities include reviewing significant risks and exposures to the company regarding current and emerging environmental and social sustainability matters, including climate change risks, and discussing with management and overseeing actions taken by the company in response thereto. The environmental and sustainability committee also reviews the company's efforts to integrate social, environmental, and economic principles, including climate change, greenhouse gas emissions management, energy, water, and waste management, product and service quality, reliability, customer care and satisfaction, public perception, and company reputation, into the company's strategy and operations. The environmental and sustainability committee receives regular reports on the company's safety statistics relating to organization-wide year-to-date recordable incident rates, days away, restricted or transferred rates, and preventable vehicle accident rates.

Board Meetings and Committees

During 2023, the board of directors held 17 meetings. Each director attended at least 75% of the combined total meetings of the board and the committees on which the director served during 2023, in each case, during the time period which each director served. Directors are encouraged to attend our annual meeting of stockholders. All current directors who were serving at the time attended our 2023 annual meeting of stockholders.

The board has standing audit, compensation, nominating and governance, and environmental and sustainability committees which meet at least quarterly. The table below provides current committee membership.

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee	Environmental and Sustainability Committee
Darrel T. Anderson		●		●
James H. Gemmel	●			●
Dennis W. Johnson		C	●	
Dale S. Rosenthal		●		C
Edward A. Ryan		●	C	
David M. Sparby	C		●	
Chenxi Wang	●			●

C - Chair

● - Member

Below is a description of each standing committee of the board. The board has affirmatively determined that each of these standing committees consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the Securities and Exchange Commission (SEC), and the director independence standards established by the board. The board has also determined that each member of the audit committee and the compensation committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

Nominating and Governance Committee   Met Ten Times in 2023

The nominating and governance committee met ten times during 2023. The current committee members are Edward A. Ryan, chair, Dennis W. Johnson, and David M. Sparby.

The nominating and governance committee is governed by a written charter and provides recommendations to the board with respect to:

- board organization, membership, and function;

- committee structure and membership;

- succession planning for our executive management and directors; and

- corporate governance guidelines.

The nominating and governance committee assists the board in overseeing the management of risks in the committee's areas of responsibility.

The committee identifies individuals qualified to become directors and recommends to the board the director nominees for the next annual meeting of stockholders. The committee also identifies and recommends to the board individuals qualified to become our principal officers and the nominees for membership on each board committee. The committee oversees the evaluation of the board and management, including establishing, coordinating and reviewing the criteria and methods for such evaluation.

In identifying nominees for director, the committee consults with board members, management, search firms, consultants, organizational representatives, and other individuals likely to possess an understanding of our business and knowledge concerning suitable director candidates.

In evaluating director candidates, the committee, in accordance with our corporate governance guidelines, considers an individual's:

- background, character, and experience, including experience relative to our company's lines of business;
- skills and experience which complement the skills and experience of current board members;
- success in the individual's chosen field of endeavor;
- skill in the areas of accounting and financial management, banking, business management, human resources, marketing, operations, public affairs, law, technology, risk management, and governance;
- background in publicly traded companies, including service on other public company boards of directors;
- geographic area of residence;
- business and professional experience, skills, gender, and ethnic background, as appropriate in light of the current composition and needs of the board;
- independence, including any affiliation or relationship with other groups, organizations, or entities; and
- compliance with applicable law and applicable corporate governance, code of conduct and ethics, conflict of interest, corporate opportunities, confidentiality, stock ownership and trading policies, and other policies and guidelines of the company.

Our bylaws also contain requirements that a person must meet to qualify for service as a director.

In addition, on January 24, 2023, the company entered into the Cooperation Agreement with Corvex Management LP, pursuant to which Corvex Management LP partner, James H. Gemmel, was appointed as a non-voting board observer and, subject to FERC approval, to the board of directors. FERC approval was received on May 1, 2023, and in accordance with the terms of the Cooperation Agreement, Mr. Gemmel was appointed to the board of directors on May 9, 2023. On March 14, 2024, the company entered into an Amended and Restated Cooperation Agreement with the Corvex Group. For further details on the Amended and Restated Cooperation Agreement, see the "Related Person Transaction Disclosure" within the section entitled "Corporate Governance."

The nominating and governance committee assesses these considerations annually in connection with the nomination of directors for election at the annual meeting of stockholders. The committee seeks a collective background of board members to provide a portfolio of experience and knowledge that serves the company's governance and strategic needs and best perpetrates our long-term success. Directors should have demonstrated experience and knowledge that is relevant to the board's oversight role of the company's business. The nominating and governance committee also considers the board's diversity in recommending nominees, including diversity of experience, expertise, ethnicity, gender, and geography. The composition of the current board and the board nominees reflects diversity in business and professional experience, skills, ethnicity, gender, and geography.

Audit Committee — Met Ten Times in 2023

The audit committee is a separately-designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 and is governed by a written charter.

The audit committee met ten times during 2023. The current audit committee members are David M. Sparby, chair, James H. Gemmel, and Chenxi Wang. The board of directors determined that Mr. Sparby is "audit committee financial expert" as defined by SEC rules, and all audit committee members are financially literate within the meaning of the listing standards of the NYSE. All members also meet the

independence standard for audit committee members under our director independence guidelines, the NYSE listing standards, and SEC rules.

The audit committee assists the board in fulfilling its oversight responsibilities to the stockholders and serves as a communication link among the board, management, the independent registered public accounting firm, and the internal auditors. The audit committee reviews and discusses with management and the independent registered public accounting firm, before filing with the SEC, the annual audited financial statements and quarterly financial statements. The audit committee also:

- assists the board's oversight of:

  ◦ the integrity of our financial statements and system of internal controls and the audits of the company's financial statements;

  ◦ the company's compliance with legal and regulatory requirements and the code of conduct;

  ◦ discussions with management regarding the company's earnings releases and guidance;

  ◦ the independent registered public accounting firm's qualifications and independence;

  ◦ the appointment, compensation, retention, and oversight of the work of the independent registered public accounting firm;

  ◦ the performance of our internal audit function and independent registered public accounting firm; and

  ◦ management of risk in the audit committee's areas of responsibility, including cybersecurity, financial reporting, legal and regulatory compliance, and internal controls.

- arranges for the preparation of and approves the report that SEC rules require we include in our annual proxy statement. See the section entitled "Audit Committee Report" for further information.

Compensation Committee   **Met Eleven Times in 2023**

During 2023, the compensation committee met eleven times. The compensation committee consists entirely of independent directors within the meaning of the company's corporate governance guidelines and the NYSE listing standards and who meet the definitions of non-employee directors for purposes of Rule 16-b under the Exchange Act. Current members of the compensation committee are Dennis W. Johnson, chair, Darrel T. Anderson, Dale S. Rosenthal, and Edward A. Ryan.

The compensation committee is governed by a written charter and assists the board of directors in fulfilling its responsibilities relating to the company's compensation policies and programs. It has direct responsibility for determining compensation for our Section 16 officers and for overseeing the company's management of compensation risk in its areas of responsibility. The compensation committee considers the outcome of the latest stockholder advisory vote on executive compensation when making compensation decisions and reviews and recommends to the board of directors for approval the frequency with which the company will conduct a stockholder advisory vote on executive compensation. In determining the long-term incentive component of CEO compensation, the compensation committee may consider, among others, the company's performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company's CEO in past years. The compensation committee reviews the incentive compensation arrangements to consider whether they encourage excessive risk-taking. The compensation committee also reviews and recommends any changes to director compensation policies to the board of directors. The authority and responsibility of the compensation committee is outlined in the compensation committee's charter.

The compensation committee uses analysis and recommendations from outside consultants, the chief executive officer, and the human resources department in making its compensation decisions. The chief executive officer, the chief human resources officer, and the chief legal officer regularly attend compensation committee meetings. The committee meets in executive session as needed. The processes and procedures for consideration and determination of compensation of the Section 16 officers as well as the role of our executive officers are discussed in the "Compensation Discussion and Analysis."

The compensation committee has sole authority to retain compensation consultants, legal counsel, or other advisers to assist in its duties. The committee is directly responsible for the appointment, compensation, and oversight of the work of such advisers. The compensation committee retained an independent compensation consultant, Meridian Compensation Partners, LLC (Meridian), to conduct a competitive analysis on executive compensation for 2023 and an analysis of CEO pay and performance. Prior to retaining an adviser, the compensation committee considered relevant factors to ensure the adviser's independence from management. Annually the compensation committee conducts a potential conflicts of interest assessment raised by the work of any compensation consultant and how such conflicts, if any, should be addressed. The compensation committee requested and received information from Meridian to assist in its potential conflicts of interest assessment. Based on its review and analysis, the compensation committee determined in 2023 that Meridian was independent from management. Meridian does not provide any services other than consultation services to the compensation committee on executive and director compensation matters. Meridian reports directly to the compensation committee and not to management. Meridian participated in executive sessions with the compensation committee without members of management present.

The board of directors determines compensation for our non-employee directors based upon recommendations from the compensation committee. In 2023, the compensation committee retained Meridian to conduct an analysis of the company's compensation for non-employee directors.

Environmental and Sustainability Committee   **Met Four Times in 2023**

The environmental and sustainability committee met four times during 2023. The committee is governed by a written charter and consists entirely of independent directors within the meaning of the company's corporate governance guidelines and the listing standards of the NYSE. The current members of the committee are Dale. S. Rosenthal, chair, Darrel T. Anderson, James H. Gemmel, and Chenxi Wang.

The environmental and sustainability committee oversees and provides recommendations to the board with respect to the company's policies, strategies, public policy positions, programs, and performance related to environmental, workplace health, safety, human capital, social and other sustainability matters that fundamentally affect the company's business interests and long-term viability. The environmental and sustainability committee:

- reviews significant risks, opportunities and exposures regarding current and emerging environmental and social sustainability matters, including climate change risks, and discusses with management and oversees actions taken by the company in response to such risks and exposures;

- reviews the company's environmental and social sustainability strategies, goals, commitments, policies, and performance;

- reviews human capital management related to the company's operations, including employee recruitment and retention, training, wellness, gender pay equity, diversity, and inclusion;

- reviews any fatality, serious injury, or illness involving an employee, customer, contractor, or third-party occurring in connection with the company's operations;

- reviews any material noncompliance by the company with environmental, health, and safety laws and regulations;

- reviews the company's efforts to integrate social, environmental, and economic principles, including climate change, greenhouse gas emissions management, energy, water and waste management, product and service quality, reliability, customer care and satisfaction, public perception, and company reputation with and into the company's strategy and operations;

- reviews the company's policies and procedures used to prepare environmental and social sustainability-related statements and disclosures, including preparation of the company's annual sustainability report, and any communication strategy and significant public disclosures relating to environmental and social sustainability matters;

- oversees the engagement of third-party environmental and social sustainability assurance providers;

- considers and advises the compensation committee on the company's performance with respect to incentive compensation metrics relating to environmental and social sustainability matters;

- reports to, advises, and makes recommendations to the board on environmental and social sustainability matters affecting the company;

- oversees, in conjunction with the nominating and governance committee, the company's environmental and social sustainability related engagement efforts with stockholders, other key stakeholders, and proxy advisory firms; and

- reviews stockholder proposals related to environmental and social sustainability matters.

Additional Governance Features

Board and Committee Evaluations

Our corporate governance guidelines provide that the board of directors, in coordination with the nominating and governance committee, will annually review and evaluate the performance and functioning of the board and its committees. The self-evaluations are intended to facilitate a candid assessment and discussion by the board and each committee of its effectiveness as a group in fulfilling its responsibilities, its performance as measured against the corporate governance guidelines, and areas for improvement. The board and committee members are provided with a questionnaire and the results were anonymously aggregated and provided to the board and each committee. The results of the evaluations are reviewed and discussed in executive sessions of the committees and the board of directors. For more detail on our board evaluation process, see "Board Evaluations and Process for Selecting Directors" in the section entitled "Board of Directors."

Executive Sessions of the Independent Directors
The non-employee directors meet in executive session at each regularly scheduled quarterly board of directors meeting. The chair of the board presides at the executive session of the non-employee directors.

Director Resignation Upon Change of Job Responsibility
Our corporate governance guidelines require a director to tender his or her resignation after a material change in job responsibility. In 2023, no directors submitted resignations under this requirement.

Majority Voting in Uncontested Director Elections
Our corporate governance guidelines require that in uncontested elections (those where the number of nominees does not exceed the number of directors to be elected), director nominees must receive the affirmative vote of a majority of the votes cast to be elected to our board of directors. Contested director elections (those where the number of director nominees exceeds the number of directors to be elected) are governed by a plurality of the vote of shares present in person or represented by proxy at the meeting.

The board has adopted a director resignation policy for incumbent directors in uncontested elections. Any proposed nominee for re-election as a director shall, before he or she is nominated to serve on the board, tender to the board his or her irrevocable resignation that will be effective, in an uncontested election of directors only, upon (i) such nominee's receipt of a greater number of votes "against" election than votes "for" election at our annual meeting of stockholders; and (ii) acceptance of such resignation by the board of directors.

Director Overboarding Policy
Our bylaws and corporate governance guidelines state that a director may not serve on more than two other public company boards. Currently, all of our directors are in compliance with this policy.

Board Refreshment
Recognizing the importance of board composition and refreshment for effective oversight, the nominating and governance committee annually considers the composition and needs of the board of directors, reviews potential candidates, and recommends to the board nominees for appointment or election. The nominating and governance committee and the board are committed to identifying individuals with diverse backgrounds whose skills and experiences will enable them to make meaningful contributions to shaping the company's business strategy and priorities. To further board refreshment efforts, the nominating and governance committee engaged an independent global search firm in 2021 to assist with identifying, evaluating and recruiting a diverse pool of potential director candidates. As part of its consideration of director succession, the nominating and governance committee from time to time reviews, including when considering potential candidates, the appropriate skills and characteristics required of board members. The board considers diversity of skills, expertise, race, ethnicity, gender, age, education, geography, cultural background, and professional experiences in evaluating board candidates for expected contributions to an effective board. Independent directors may not serve on the board beyond the next annual meeting of stockholders after attaining the age of 76. Given the breadth of our businesses, we believe the mandatory retirement age allows us to benefit from experienced directors, with industry expertise, company institutional knowledge and historical perspective, stability, and comfort with challenging company management, while maintaining our ability to refresh the board through the addition of new members. Mr. Sparby and Mr. Ryan joined the board in 2018; Ms. Wang joined the board in 2019; Ms. Rosenthal joined the board in 2021; and Mr. Anderson and Mr. Gemmel joined in 2023. On January 24, 2023, the company entered into the Cooperation Agreement with Corvex Management LP, pursuant to which Mr. Gemmel, was appointed as a non-voting board observer and, subject to FERC approval, to the board of directors. FERC approval was received on May 1, 2023, and in accordance with the terms of the Cooperation Agreement, Mr. Gemmel was appointed to the board of directors on May 9, 2023. On March 14, 2024, the company entered into an Amended and Restated Cooperation Agreement with the Corvex Group. For further details on the Amended and Restated Cooperation Agreement, see the "Related Person Transaction Disclosure" within the section entitled "Corporate Governance." The board unanimously selected Ms. Kivisto to succeed David L. Goodin following his retirement as president and chief executive officer of the company. Ms. Kivisto became a board member on January 6, 2024. In 2024, the nominating and governance committee considered potential director candidates for board refreshment particularly individuals with industry experience to support the company's strategy to deliver superior value and achieve industry-leading performance by becoming a pure-play regulated energy delivery company, while pursuing organic growth opportunities. The nominating and governance committee subsequently recommended, and the board of directors approved, the nomination of Mr. Jaeger for election to the board of directors at the 2024 annual meeting.

Our corporate governance guidelines include our policy on consideration of director candidates recommended to us. We will consider candidates that our stockholders recommend in the same manner we consider other nominees. Stockholders who wish to recommend a director candidate may submit recommendations, along with the information set forth in the corporate governance guidelines, to the nominating and governance committee chair in care of the secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650.

Stockholders who wish to nominate persons for election to our board at an annual meeting of stockholders must follow the applicable procedures set forth in Section 2.08 or 2.10 of our bylaws. Our bylaws are available on our website. See "Stockholder Proposals, Director Nominations, and Other Items of Business for 2025 Annual Meeting" in the section entitled "Information about the Annual Meeting" for further details.

Prohibitions on Hedging/Pledging Company Stock

The director compensation policy prohibits directors from hedging their ownership of common stock, pledging company stock as collateral for a loan, or holding company stock in an account that is subject to a margin call. The executive compensation policy prohibits executives from hedging their ownership of common stock, pledging company stock as collateral for a loan, or holding company stock in an account that is subject to a margin call.

Code of Conduct

We have a code of conduct and ethics, which we refer to as the Leading With Integrity Guide. It applies to all directors, officers, and employees. The Leading With Integrity Guide defines our values, our culture, and our commitments to stakeholders while setting expectations of employee conduct for legal and ethical compliance. We also have a Vendor Code of Conduct setting forth our expectations of vendors including ethical business practices, workplace safety, environmental stewardship, and compliance with applicable laws and regulations. Our Vendor Code of Conduct is available on our company website, which is not part of this Proxy Statement and is not incorporated by reference into this Proxy Statement.

We intend to satisfy our disclosure obligations regarding amendments to, or waivers of, any provision of the code of conduct that applies to our principal executive officer, principal financial officer, and principal accounting officer, and that relates to any element of the code of ethics definition in Regulation S-K, Item 406(b), and waivers of the code of conduct for our directors or executive officers, as required by NYSE listing standards, by posting such information on our website.

Proxy Access

Our bylaws allow stockholders to nominate directors for inclusion in our Proxy Statement subject to the following parameters:

Ownership Threshold:	3% of outstanding shares of our common stock
Nominating Group Size:	Up to 20 stockholders may combine to reach the 3% ownership threshold
Holding Period:	Continuously for three years
Number of Nominees:	The greater of two nominees or 20% of our board

We believe these proxy access parameters reflect a well-designed and balanced approach to proxy access that mitigates the risk of abuse and protects the interests of all of our stockholders. Stockholders who wish to nominate directors for inclusion in our Proxy Statement in accordance with proxy access must follow the procedures in Section 2.10 of our bylaws. See "Stockholder Proposals, Director Nominations, and Other Items of Business for 2025 Annual Meeting."

Cybersecurity Oversight

The audit committee reviewed reports and received presentations at each of its regular quarterly meetings in 2023 concerning cybersecurity-related issues including information security, technology risks, and risk mitigation programs. All members of the board of directors received copies of reports and were present during the presentations. In 2014, the board established a Cyber Risk Oversight Committee (CYROC) consisting of the company's chief information officer and chief financial officer as well as financial, information technology, and other leaders from the company's business segments. The CYROC provides management and the audit committee with analyses, appraisals, recommendations, and pertinent information concerning cyber defense of the company's electronic information, information technology, and operation technology systems. The company has implemented a cybersecurity training and compliance program to facilitate initial and continuing education for employees who have contact or potential contact with the company's data. External reviews are conducted to assess company information security programs and practices, including incident management, service continuity, and information security compliance programs. The company's chief information officer, along with the director of cybersecurity and a designated security team of professionals, are responsible for assessing and managing risks as well as developing and implementing policies, procedures, and practices based on the range of threats faced by the company. There are processes around access management, data security, encryption, asset management, secure system development, security operations, network and device security to provide safeguards from a cybersecurity incident along with continual monitoring of various threat intelligence feeds. The company has an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents that is also tested on an annual basis. The incident response plan is updated based on results of the test or as new cyber related developments occur. The chief information officer, executive leadership which includes the chief executive officer, chief financial officer, chief accounting officer, chief legal officer, and SEC financial reporting department employees, and the board of directors are notified of any material cybersecurity incidents through a defined escalation process. The defined escalation process is a risk-based process that specifies who is to be contacted and when at each risk level. The company has not had an indication of a material cybersecurity breach and has not incurred any expenses, penalties, or settlements arising from a material cybersecurity breach. The company maintains a cyber liability insurance policy providing insurance coverage within the policy limits for liability losses and business interruption events arising from a material cybersecurity breach. The audit committee receives periodic briefings concerning cybersecurity, information security, technology risks, and risk mitigation programs. Please refer to Item 1C. Cybersecurity in Part I of our 2023 Form 10-K for additional information regarding cybersecurity matters.

Corporate Governance Materials

Stockholders can see our bylaws, corporate governance guidelines, board committee charters, and Leading With Integrity Guide on our website. The information on our website is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement.

Corporate Governance Materials	Website
• Bylaws	investor.mdu.com/governance/governance-documents
• Corporate Governance Guidelines	investor.mdu.com/governance/governance-documents
• Board Committee Charters for the Audit, Compensation, Nominating and Governance, and Environmental and Sustainability Committees	investor.mdu.com/governance/governance-documents
• Leading With Integrity Guide	www.mdu.com/about-us/integrity

Related Person Transaction Disclosure

The board of directors' policy for the review of related person transactions is contained in our corporate governance guidelines. The policy requires the audit committee to review any proposed transaction, arrangement or relationship, or series thereof:

• in which the company was or will be a participant;

• the amount involved exceeds $120,000; and

• a related person had or will have a direct or indirect material interest.

Prior to the company entering into a related person transaction that would be required to be disclosed under the SEC rules, the audit committee will, after a reasonable prior review and consideration of the material facts and circumstances, make a determination or recommendation to the board and appropriate officers of the company with respect to the transactions as the audit committee deems appropriate. The committee will prohibit any such related person transaction if it determines it to be inconsistent with the best interests of the company and its stockholders.

Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock, and their immediate family members. Related persons are required promptly to report to our chief legal officer all proposed or existing related person transactions in which they are involved.

We had no related person transactions in 2023, other than as set forth below.

Amended and Restated Cooperation Agreement
On January 24, 2023, the company entered into the Cooperation Agreement with Keith A. Meister and Corvex Management LP (Mr. Meister and Corvex Management LP, together with their respective affiliates, the Corvex Group).

Pursuant to the Cooperation Agreement, the company agreed, among other things, to appoint Corvex Management LP partner James H. Gemmel to the board of directors, subject to the approval of the Federal Energy Regulatory Commission under the Federal Power Act (FERC

Approval). The Cooperation Agreement also provided that, prior to the receipt of the FERC Approval, Mr. Gemmel would be appointed as a non-voting board observer of the board of directors, effective immediately following the execution of the Cooperation Agreement on January 24, 2023, which he was on January 24, 2023.

Under the terms of the Cooperation Agreement, if FERC Approval had been obtained on or before the date that was fifteen (15) business days prior to the date on which the company expected to mail its proxy statement relating to the 2023 annual meeting of stockholders, then (i) immediately following the date of the FERC Approval, the size of the board of directors would have been increased by one director and Mr. Gemmel would have been appointed to the board of directors for a term expiring at the 2023 annual meeting and (ii) the company would nominate Mr. Gemmel for re-election at the 2023 annual meeting for a term expiring at the 2024 annual meeting of stockholders. The FERC Approval was not obtained prior to the 2023 proxy mailing deadline. The FERC Approval was obtained after the 2023 proxy deadline, then, immediately after the later of the date the FERC Approval was received and the completion of the 2023 annual meeting, the size of the board of directors increased by one director and Mr. Gemmel was appointed to the board of directors for a term expiring at the 2024 annual meeting. Upon Mr. Gemmel's appointment to the board of directors, Mr. Gemmel ceased to be a non-voting board observer.

Pursuant to the Cooperation Agreement, the Corvex Group has agreed to abide by certain customary standstill restrictions, voting commitments, and other provisions. In addition, the Cooperation Agreement provides for customary director replacement procedures in the event Mr. Gemmel ceases to serve as a director or non-voting board observer under certain circumstances as specified in the Cooperation Agreement. Furthermore, in connection with Mr. Gemmel's appointment, Corvex Management LP and Mr. Meister also entered into a customary confidentiality agreement with respect to the company's information.

The Cooperation Agreement provided that Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) would resign from the board of directors effective upon the earliest of the following (Resignation Event): (i) the second business day following such time as the Corvex Group ceases to hold a "net long position" (as defined in the Cooperation Agreement) of at least 8,100,000 shares of the company's common stock; (ii) the later of each of (a) the closing of the company's previously announced distribution of the equity of Knife River to the company's stockholders and/or the closing of the sale, distribution or other disposal (in one or a series of transactions) of any such shares not so distributed, in each case, such that the company and any subsidiary thereof, no longer holds, directly or indirectly, any equity interest or any other securities in Knife River, and (b) the closing of the sale, distribution or other complete disposition of 100% of the construction services segment or its business (in one or a series of transactions), such that the company and any subsidiary thereof, no longer holds any interest in the business of the construction services segment; (iii) the date of the 2024 annual meeting, unless the board of directors has determined to nominate Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) for election at the 2024 annual meeting; and (iv) the material breach by the Corvex Group or Mr. Gemmel (or his replacement pursuant to the Cooperation Agreement) of the confidentiality agreement or certain provisions of the Cooperation Agreement.

On March 14, 2024, the company entered into an Amended and Restated Cooperation Agreement with the Corvex Group. Pursuant to the Amended and Restated Cooperation Agreement, the company agreed to include James H. Gemmel as a nominee for election to the board of directors of the company at the 2024 annual meeting for a term expiring at the company's 2025 annual meeting of stockholders.

The Amended and Restated Cooperation Agreement amends the terms upon which Mr. Gemmel (or his replacement) will be required to resign from the board of directors, such that his future resignation will be effective upon the earliest of the following: (i) the second business day following such time as the Corvex Group ceases to hold a "net long position" (as defined in the Amended and Restated Cooperation Agreement) of at least 8,100,000 shares of the company's common stock, par value $1.00 per share; (ii) the completion of the company's previously announced distribution of the equity of the construction services segment, to the company's stockholders (in one or a series of transactions), and/or the closing of any sale, distribution or other disposal (in one or a series of transactions) of any such shares or the business of the construction services segment, not so distributed, in each case, such that the company and any subsidiary thereof, no longer holds, directly or indirectly, any equity interest or any other securities in the construction services segment, or its business; (iii) the date of the 2025 annual meeting, unless the board of directors has determined to nominate Mr. Gemmel (or his replacement pursuant to the Amended and Restated Cooperation Agreement) for election at the 2025 annual meeting; and (iv) the material breach by the Corvex Group or Mr. Gemmel (or his replacement pursuant to the Amended and Restated Cooperation Agreement) of the confidentiality agreement previously entered into or certain provisions of the Amended and Restated Cooperation Agreement.

Pursuant to the Amended Cooperation Agreement, the parties agreed to extend the customary standstill restrictions, voting commitments, and other provisions to coincide with Mr. Gemmel's tenure on the board of directors. Furthermore, the Corvex Group agreed to extend the confidentiality agreement with respect to the company's information.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Director Compensation for 2023

MDU Resources' non-employee directors are compensated for their service according to the MDU Resources Group Inc. Director Compensation Policy. Only one company employee, David L. Goodin, the company's former president and chief executive officer, served as a director during 2023. Mr. Goodin received no additional compensation for his service on the board during 2023. Director compensation is reviewed annually by the compensation committee. The committee's independent compensation consultant, Meridian provided an analysis of the company's director compensation for 2023. The analysis included research on market trends in director compensation as well as a review of director compensation practices of companies in our compensation benchmarking peer group. Meridian's report on director compensation indicated the company's average annual cash and equity compensation for the company's non-employee directors was slightly above the 50th percentile of the company's peer group but consistent with market practices. The compensation committee and board concurred with Meridian's recommendations and made no changes to the annual compensation of non-employee directors for 2023. Compensation for our non-employee directors during 2023 was as follows:

Base Cash Retainer	$110,000
Additional Cash Retainers:	
Non-Executive Chair	125,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating and Governance Committee Chair	15,000
Environmental and Sustainability Committee Chair	15,000
Annual Stock Grant[1] - Directors (other than Non-Executive Chair)	150,000
Annual Stock Grant[2] - Non-Executive Chair	175,000

[1] The annual stock grant is a grant of shares of company common stock equal in value to $150,000.

[2] The annual stock grant is a grant of shares of company common stock equal in value to $175,000.

Cash retainers are paid monthly. The annual stock grant for non-employee directors is for the director's service provided during the calendar year. The award is granted as fully vested stock in November each year following the regularly scheduled board of directors meeting. Directors serving less than a full year receive a prorated stock award based on the number of months served in the applicable calendar year.

There are no meeting fees paid to the directors.

The following table outlines the compensation paid to our non-employee directors for 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Darrel T. Anderson[3]	18,333	25,000	9	43,342
German Carmona Alvarez[7]	45,833	—	43	45,876
Thomas Everist[7]	45,833	—	5,043	50,876
Karen B. Fagg[7]	52,083	—	3,643	55,726
James H. Gemmel[4]	110,000	150,000	103	260,103
Dennis W. Johnson[5]	235,000	175,000	5,103	415,103
Patricia L. Moss[7]	52,083	—	3,043	55,126
Dale S. Rosenthal[6]	118,750	150,000	103	268,853
Edward A. Ryan	125,000	150,000	103	275,103
David M. Sparby	130,000	150,000	5,103	285,103
Chenxi Wang	110,000	150,000	2,103	262,103

[1] Directors receive an annual stock award with a value of $150,000, except the non-executive chair who receives a stock award with a value of $175,000, under the MDU Resources Group, Inc. Non-Employee Director Long-Term Incentive Compensation Plan. Directors serving less than a full year receive a prorated stock payment based on the number of months served. All stock awards are measured in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718. The grant date fair value is the closing stock price on the grant date of November 15, 2023, which was $18.73 per share. The amount paid in cash for fractional shares is included in the amount reported in the stock awards column to this table.

[2] Includes group life insurance premiums and charitable donations made on behalf of the director, as applicable. Amounts for life insurance premiums reflect prorated amounts for directors serving less than a full year based on the number of months served.

[3] Mr. Anderson was appointed to the board on November 16, 2023. The amounts reflected above are prorated for his service during 2023.

[4] Pursuant to the Cooperation Agreement with Corvex Management LP, Mr. Gemmel was appointed as a non-voting board observer on January 24, 2023 and was subsequently appointed to the board on May 9, 2023. Mr. Gemmel received compensation for his service associated with the board for all of 2023.

[5] Mr. Johnson receives no additional compensation as chair of the compensation committee.

[6] Ms. Rosenthal became chair of the Environment & Sustainability Committee effective June 1, 2023. The amounts reflected above include a prorated additional cash retainer for her service as a committee chair during 2023.

[7] Messrs. Carmona Alvarez and Everist and Mss. Fagg and Moss served on the board through May 31, 2023 and then became members of the Knife River board of directors effective upon the completion of the separation on June 1, 2023. The amounts reflected above are prorated for their service during 2023.

Other Compensation

In addition to liability insurance, we maintain group life insurance in the amount of $100,000 on each non-employee director for the benefit of their beneficiaries during the time they serve on the board. The annual cost per director is $103.20. Directors who contribute to the company's Good Government Fund may designate up to four charities to receive donations from the company, depending on the amount of the director's contribution to the Good Government Fund. Directors are reimbursed for all reasonable travel expenses, including spousal expenses in connection with attendance at meetings of the board and its committees.

Deferral of Compensation

Directors may defer all or any portion of the annual cash retainer and any other cash compensation paid for service as a director pursuant to the Deferred Compensation Plan for directors. Deferred amounts are held as phantom stock with dividend accruals and are paid out in cash over a five-year period after the director leaves the board. For directors who participated in the post-retirement income plan for directors before its termination in May 2001, the net present value of each director's benefit was calculated and converted into phantom stock which will be paid pursuant to the Deferred Compensation Plan for directors.

Stock Ownership Policy

Our director stock ownership policy contained in our corporate governance guidelines requires each director to beneficially own our common stock equal in value to five times the director's annual cash base retainer. Shares acquired through purchases on the open market and received through our Non-Employee Director Long-Term Incentive Compensation Plan are considered in ownership calculations as well as other beneficial ownership of our common stock by a spouse or other immediate family member residing in the director's household. A director is allowed five years commencing January 1 of the year following the year of the director's initial election to the board to meet the requirements. The level of common stock ownership is monitored with an annual report made to the compensation committee of the board. All directors are in compliance with the stock ownership policy or are within the first five years of their election to the board. For further details on our directors' stock ownership, see the section entitled "Security Ownership."

SECURITY OWNERSHIP

Security Ownership Table

The table below sets forth the number of shares of our common stock that each director, each director nominee, each named executive officer, and all directors and executive officers as a group owned beneficially as of February 29, 2024. Unless otherwise indicated, each person has sole investment and voting power (or share such power with his or her spouse) of the shares noted.

Name[1]	Shares of Common Stock Beneficially Owned	Percent of Class
Darrel T. Anderson	1,334	*
James H. Gemmel	8,008	*
David L. Goodin	409,822 [2]	*
Douglas W. Jaeger	—	*
Dennis W. Johnson	140,013 [3]	*
Anne M. Jones	45,231 [2]	*
Nicole A. Kivisto	120,520 [2,4]	*
Dale S. Rosenthal	16,124	*
Edward A. Ryan	44,727	*
David M. Sparby	43,463	*
Jeffrey S. Thiede	138,484 [2]	*
Jason L. Vollmer	81,639 [2]	*
Chenxi Wang	25,513	*
All directors and executive officers as a group (18 in number)	1,210,930 [2,5]	*

* Less than one percent of the class. Percent of class is calculated based on 203,888,237 outstanding shares as of February 29, 2024.

[1] The table includes the ownership of all current directors, director nominees, named executive officers, and other executive officers of the company without naming them.

[2] Includes full shares allocated to the officer's account in our 401(k) retirement plan.

[3] Mr. Johnson disclaims all beneficial ownership of the 163 shares owned by his spouse.

[4] The total includes 531 shares owned by Ms. Kivisto's spouse.

[5] Includes shares owned by a director's or executive's spouse regardless of whether the director or executive claims beneficial ownership.

Hedging Policy

The company's Director Compensation Policy and its Executive Compensation Policy prohibit our directors and executives from hedging their ownership of company stock. The Director Compensation Policy applies to all directors who are not full-time employees of the company. The Executive Compensation Policy applies to the executives of the company designated as an officer for purposes of Section 16 of the Securities Exchange Act of 1934 as well as all other executives of the company and its subsidiaries who participate in its Long-Term Performance-Based Incentive Plan (LTIP) and its Executive Incentive Compensation Plan (EICP). Under the policies, directors and executives are prohibited from engaging in transactions that allow them to own stock technically but without the full benefits and risks of such ownership, including, but not limited to, zero-cost collars, equity swaps, straddles, prepaid variable forward contracts, security futures contracts, exchange funds, forward sale contracts, and other financial transactions that allow the director or executive to benefit from the devaluation of the company's stock.

The company policies also prohibit directors, executives, and related persons from holding company stock in a margin account, with certain exceptions, or pledging company securities as collateral for a loan. Company common stock may be held in a margin brokerage account only if the stock is explicitly excluded from any margin, pledge, or security provisions of the customer agreement. "Related person" means an executive officer's or director's spouse, minor child, and any person (other than a tenant or domestic employee) sharing the household of a director or executive officer as well as any entities over which a director or executive officer exercises control.

Greater Than 5% Beneficial Owners

Based solely on filings with the SEC, the table below shows information regarding the beneficial ownership of more than 5% of the outstanding shares of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	**The Vanguard Group** 100 Vanguard Blvd. Malvern, PA 19355	20,809,666 [1]	10.22%
Common Stock	**BlackRock, Inc.** 50 Hudson Yards New York, NY 10001	18,989,946 [2]	9.30%

[1] Based solely on the Schedule 13G, Amendment No. 12, filed on February 13, 2024, The Vanguard Group reported sole dispositive power with respect to 20,531,409 shares, shared dispositive power with respect to 278,257 shares, and shared voting power with respect to 94,035 shares.

[2] Based solely on the Schedule 13G, Amendment No. 1, filed on January 24, 2024, BlackRock, Inc. reported sole voting power with respect to 18,360,955 shares and sole dispositive power with respect to 18,989,946 shares as the parent holding company or control person of BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; and BlackRock Fund Managers Ltd.

EXECUTIVE COMPENSATION

ITEM 2. ADVISORY VOTE TO APPROVE THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities Exchange Act of 1934 and Rule 14a-21(a), we are asking our stockholders to approve, in an advisory vote, the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K. As discussed in the Compensation Discussion and Analysis, the compensation committee and board of directors believe the current executive compensation program directly links compensation of the named executive officers to our financial performance and aligns the interests of the named executive officers with those of our stockholders. The compensation committee and board of directors also believe the executive compensation program provides the named executive officers with a balanced compensation package that includes an appropriate base salary along with competitive annual and long-term incentive compensation targets. These incentive programs are designed to reward the named executive officers on both an annual and long-term basis if they attain specified goals.

Our overall compensation program and philosophy is built on a foundation of these guiding principles:

- we review competitive compensation data for the named executive officers, to the extent available, and incorporate internal equity in the final determination of target compensation levels;

- we align executive compensation and performance by using annual performance incentives based on criteria that are important to stockholder value, including earnings, and earnings before interest, taxes, depreciation, and amortization (EBITDA); and

- we align executive compensation with the interests of our stockholders by awarding the largest component of executive compensation in the form of stock awards where the value of the award is tied to the performance of our stock.

We are asking our stockholders to indicate their approval of our named executive officer compensation as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the executive compensation tables, and narrative discussion. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers for 2023. Accordingly, the following resolution is submitted for stockholder vote at the 2024 annual meeting of stockholders:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion of this Proxy Statement, is hereby approved."

As this is an advisory vote, the results will not be binding on the company, the board of directors, or the compensation committee and will not require us to take any action. The final decision on the compensation of the named executive officers remains with the compensation committee and the board of directors, although the board and compensation committee will consider the outcome of this vote when making future compensation decisions. The board of directors has adopted a policy to hold this advisory vote on executive compensation annually. Unless the board of directors modifies this policy, the next advisory vote will be held at our 2025 annual meeting of stockholders.

> **The board of directors recommends a vote "for" the approval, on a non-binding advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement.**

Approval of the compensation of the named executive officers requires the affirmative vote of a majority of the common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal. Broker non-vote shares are not entitled to vote on this proposal and, therefore, are not counted in the vote.

INFORMATION CONCERNING EXECUTIVE OFFICERS

Information concerning the executive officers, including their ages as of December 31, 2023, present corporate positions, and business experience during the past five years, is as follows:

Name	Age	Present Corporate Position and Business Experience
Nicole A. Kivisto	50	Ms. Kivisto was elected president and chief executive officer of the company and a director effective January 6, 2024. For more information about Ms. Kivisto, see the section entitled "Item 1. Election of Directors."
Rob L. Johnson	62	Mr. Johnson was elected to president of WBI Energy, Inc. effective June 1, 2023. Prior to that, he was vice president- commercial effective October 5, 2015 and vice president - market services effective September 30, 2013 for WBI Energy, Inc.
Anne M. Jones	60	Ms. Jones was elected vice president and chief human resources officer effective November 11, 2021. Prior to that, she was vice president-human resources of the company effective January 1, 2016, vice president-human resources, customer service, and safety at Montana-Dakota Utilities Co., Great Plains Natural Gas Co., Cascade Natural Gas Corporation, and Intermountain Gas Company effective July 1, 2013, and director of human resources for Montana-Dakota Utilities Co. and Great Plains Natural Gas Co. effective June 2008.
Margaret (Peggy) A. Link	57	Ms. Link was elected vice president and chief information officer effective December 1, 2017. Prior to that, she was chief information officer effective January 1, 2016, assistant vice president-technology and cybersecurity officer effective January 1, 2015, and director shared IT services effective June 2, 2009.
Paul R. Sanderson	49	Mr. Sanderson was elected vice president, chief legal officer and secretary of the company June 1, 2023. Prior to that, Mr. Sanderson was a partner of a private law firm since 2008, primarily focused on regulatory matters for public utilities and civil litigation.
Garret Senger	63	Mr. Senger was elected to chief utilities officer of Montana-Dakota Utilities Co., Cascade Natural Gas Corporation, and Intermountain Gas Company effective January 6, 2024. Prior to that, he was executive vice president - regulatory affairs, customer service and administration effective June 1, 2018, executive vice president – regulatory affairs, customer service and gas supply effective March 7, 2016, and executive vice president - regulatory affairs and chief accounting officer effective January 1, 2015. He also served as vice president - regulatory affairs and chief accounting officer effective January 1, 2012, and controller effective January 1, 2007 of Montana-Dakota Utilities Co and Great Plains Natural Gas Co.
Stephanie A. Sievert	51	Ms. Sievert was elected vice president, chief accounting officer and controller of the company effective September 30, 2017. Prior to that, she was controller of the company effective May 30, 2016, and served as vice president, treasurer and chief accounting officer of WBI Energy, Inc. effective January 1, 2015, and controller effective September 30, 2013.
Jeffrey S. Thiede	61	Mr. Thiede was elected president and chief executive officer of MDU Construction Services Group, Inc. effective April 30, 2013, and president effective January 1, 2012.
Jason L. Vollmer	46	Mr. Vollmer was named vice president and chief financial officer and treasurer effective June 1, 2023. Prior to that, he was vice president and chief financial officer from November 23, 2020 to May 31, 2023; vice president, chief financial officer and treasurer effective September 30, 2017; vice president, chief accounting officer and treasurer effective March 19, 2016; treasurer and director of cash and risk management effective November 29, 2014; and manager of treasury services and risk management effective June 30, 2014.

On November 2, 2023, the company announced its intention to separate its construction services business from the company. The separation is expected to be effected as a tax-free spinoff to the company's stockholders. If the spin-off transaction is completed, the company expects some officers will transfer to the new construction services company, in which case they will resign from the company at the time of the spinoff.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis describes how our named executive officers were compensated for 2023 and how their 2023 compensation aligns with our pay-for-performance philosophy. It also describes the oversight of the compensation committee and the rationale and processes used to determine the 2023 compensation of our named executive officers including the objectives and specific elements of our compensation program.

The Compensation Discussion and Analysis contains statements regarding corporate performance targets and goals. The targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Our Named Executive Officers for 2023 were:

David L. Goodin[1]   President and Chief Executive Officer (CEO)

Jason L. Vollmer   Vice President, Chief Financial Officer (CFO) and Treasurer

Jeffrey S. Thiede   President and Chief Executive Officer - Construction Services Segment

Nicole A. Kivisto[1]   President and Chief Executive Officer - Electric and Natural Gas Distribution Segments

Anne M. Jones   Vice President and Chief Human Resources Officer (CHRO)

[1] Mr. Goodin retired as President and Chief Executive Officer effective January 5, 2024, and Ms. Kivisto was appointed President and Chief Executive Officer effective January 6, 2024.

Executive Summary

Events of 2023

The company produced strong financial results in 2023 even in the midst of significant change to the business with the completion of the spinoff of its construction materials and contracting segment Knife River in May 2023. Earnings from continuing operations for 2023 were $480.4 million compared to $250.8 million for 2022 and $242.5 million for 2021. The 2023 earnings from continuing operations includes a gain of $186.6 million on the tax-free exchange of the retained shares of Knife River.



Earnings from continuing operations for 2023, 2022 and 2021 reflect results of our remaining business segments absent Knife River results which are reported as discontinued operations.

As mentioned above, we successfully completed the spinoff of Knife River, our construction materials and contracting segment in May 2023. Knife River's common stock began trading on the NYSE on June 1, 2023 under the symbol "KNF". As a result of the Knife River spinoff, our stockholders received one share of Knife River stock for every four shares of MDU Resources stock they owned. From an executive compensation standpoint, outstanding equity awards were converted into shares of the company the executive was employed with after the Knife River spinoff. Executives transferring to Knife River received converted Knife River equity awards while executives staying with MDU Resources received converted MDU Resources equity awards. See the "Long-Term Incentives" section within this "Compensation Discussion and Analysis" for further details on the conversion of the named executive officers' equity awards.

In addition to the Knife River spinoff, on November 2, 2023, the board of directors approved the plan to spin off the company's construction services business.

During this period of significant change in our business, the compensation committee recognized certain compensation practices traditionally used in our executive compensation programs would be difficult to use for 2023 with the spinoff of Knife River as well as in 2024 with the contemplated spinoff of our construction services business. As a result the compensation committee made the following temporary modifications to our executive compensation program:

Compensation Area	Traditional Program	Modified Program
Annual Incentive	Primary use of financial performance measures	Introduction of strategic initiatives as performance measures to reward executives for their efforts toward the successful spinoff of Knife River and strategic review of the construction services business to maximize its value in 2023. Likewise, with the contemplated spinoff of the construction services segment in 2024, strategic initiatives as well as financial performance will be used in the annual incentive program.
	Use of earnings per share as a shared performance measure for executives, representing 20% and 100% of the incentive for a business segment executive and corporate executive, respectively.	Use of tailored performance measures for each business segment executive to focus on performance and the completion of strategic initiatives associated with their line of business and a combination of business segment earnings and strategic initiatives for corporate executives to motivate our corporate executives to assist in the success and performance of all lines of business.
Long-Term Incentive	Use of performance share awards as a significant portion of our long-term incentive program.	Exclusive use of time-vesting restricted stock units to promote retention of executives and due to the challenge of setting 3-year financial performance goals during this period of transformational change.

Pay for Performance

While in the midst of this significant strategic and structural change to our business, the compensation committee continued in 2023 to focus its compensation decisions to ensure our named executive officers' interests are aligned with those of our stockholders and the performance of the company. Executive compensation combines a reliable base salary with an annual incentive based on the achievement of company performance and long-term incentive in the form of equity to further align our named executive officers' interests with those of our stockholders. The following charts show the 2023 pay mix for the CEO and average 2023 pay of the other named executive officers, including base salary and the annual and long-term incentives at target.



2023 CEO Target Pay Mix

Base Salary 19.23%
Annual Incentive 24.04%
Long Term Incentive 56.73%



2023 Other Named Executive Officers Average Target Pay Mix

Base Salary 31.01%
Annual Incentive 21.74%
Long Term Incentives 47.25%

Annual Base Salary

We provide our named executive officers with base salary at a sufficient level to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities. Consistent with our compensation philosophy of linking pay to performance, our named executive officers receive a relatively smaller percentage of their overall target compensation in the form of base salary. In establishing base salaries, the compensation committee considers each named executive officer's individual performance, the scope and complexities of their responsibilities, internal equity, and whether the base salary is competitive as measured against the base salaries of similarly situated executives in our compensation peer group and market compensation data.

Annual Cash Incentive Awards

We linked our 2023 annual cash incentive awards for our named executive officers to performance by rewarding achievement of financial and strategic performance measures thereby ensuring our named executive officers are focused and accountable for our success and profitability. Each named executive officer was assigned a target annual incentive award based on a percentage of the named executive officer's base salary. The actual annual cash incentive realized was determined by multiplying the target award by the payout percentage associated with the achievement of the named executive officer's performance measures.

Sixty percent (60%) of the annual cash incentive award for corporate executives (including our CEO, CFO and CHRO) was based on the combined business segment earnings as adjusted and as defined and described under the "Annual Cash Incentives" section in this Compensation Discussion and Analysis. The remaining forty percent (40%) was based on the achievement of two equally weighted strategic initiatives involving the successful spinoff of Knife River and the strategic review of the construction services business to maximize its value. This incentivizes the corporate executives to assist the business segments in their success and the focus on strategic initiatives while further linking executive pay with the performance of the company.

One hundred percent of the annual cash incentive award for the president and CEO of our electric and natural gas delivery businesses was based on business segment earnings while 80% of the annual incentive award for our construction services president and CEO was based on business segment earnings before interest, taxes, depreciation and amortization (EBITDA) and 20% on the achievement of the strategic review to maximize the value of the construction services business. Business segment earnings and EBITDA are adjusted as described under the "Annual Cash Incentives" section in this Compensation Discussion and Analysis. These measures incentivize our business segment executives to focus on the success and performance of their individual business segments.

As shown in the following chart, the percentage payout of the annual incentive target realized by our CEO compared to earnings from continuing operations for the last three years demonstrates the alignment between our financial performance and realized annual cash incentive compensation.



Earnings from continuing operations excludes the results of Knife River for all years presented. As of the Knife River spinoff, it is presented as discontinued operations.

In addition, the compensation committee continued to utilize the diversity, equity and inclusion (DEI) modifier as part of the 2023 annual cash incentive award program for named executive officers. The DEI modifier is based upon the company's achievement of certain initiatives to attract, retain, and develop a diverse and inclusive workforce. It includes a focus on representation of diverse employees in leadership succession plans, increased outreach efforts to attract diverse candidates, implementation of human resources information systems at all companies and implementing enhanced diversity, equity, and inclusion training. The 2023 DEI modifier provides executives with the opportunity to attain up to an additional 5% of their annual incentive target based on the achievement of the DEI initiatives as determined by the compensation committee. The compensation committee may also deduct up to 5% of the named executive officers' annual incentives target if the compensation committee determines insufficient progress is made toward achieving the DEI initiatives.

See the "Annual Cash Incentives" section within this Compensation Discussion and Analysis for further details on our company's annual cash incentive program.

Long-Term Equity-Based Incentive Awards

In February 2023, due to the then-pending Knife River spinoff and the challenge in selecting performance measures that would be measurable over the full vesting period, the compensation committee and the board approved grants of time-vesting restricted stock units which are eligible to vest into company stock, plus dividend equivalents, at the end of 2025 as long as the named executive officer remains continuously employed with the company. The restricted stock units serve to enhance alignment of the named executive officers with stockholders and enhance retention of executive talent.

The long-term incentive originally granted for the 2021-2023 period by the compensation committee and approved by the board consisted of 75% performance shares and 25% time-vesting restricted stock units. Performance measures associated with the 2021-2023 performance share award included growth in earnings from continuing operations and total stockholder return (TSR) relative to our stockholder return performance peer group. In May 2023, due to the pending spinoff of Knife River, the compensation committee decided to split the 2021- 2023 performance shares award with two-thirds of the award based on performance results for 24 months of the 36-month performance period ended December 31, 2022 and one-third of the award, representing fiscal year 2023, deemed to be achieved at target. The payout of the performance share awards was determined as follows:

2021-2023 Performance Share Awards


Relative TSR
January 1, 2021 to December 31, 2022
51st Percentile
104% payout Achieved
50%
weighting
Earnings Growth
January 1, 2021 to December 31, 2022
-1.3% CAGR
0% payout Achieved
50%
weighting
= 52%
achieved
x 2/3
= 34.7%
Target Results for 2023
= 100%
achieved
x 1/3
= 33.3%
Performance Factor Achieved = 68.0%

See the "Long-Term Incentives" section within this Compensation Discussion and Analysis for further details on the company's long-term incentive program.

With the majority of our named executive officers' compensation dependent on the achievement of robust performance measures set in advance by the compensation committee, we believe there is substantial alignment between executive pay and the company's performance.

Stockholder Advisory Vote ("Say on Pay")

At our 2023 annual meeting of stockholders, 97% of the votes cast on the "Say on Pay" proposal approved the compensation of our named executive officers. The compensation committee viewed the 2023 vote as an expression of the stockholders' general satisfaction with the company's executive compensation programs for 2022. The compensation committee reviewed the vote on "Say on Pay" as well as market data provided by its compensation consultants in establishing the 2023 compensation program.

2023 Compensation Framework

Compensation Committee Responsibilities and Objectives

The compensation committee is responsible for designing and approving our executive compensation program and setting compensation opportunities for our named executive officers. The objectives of our executive compensation program for executive officers are to:

- recruit, motivate, reward, and retain high performing executive talent required to create superior stockholder value;

- reward executives for short-term performance as well as for growth in enterprise value over the long-term;

- ensure effective utilization and development of talent by working in concert with other management processes including performance appraisal, succession planning, and management development;

- help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking; and

- provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate.

The above executive compensation objectives are directly linked to our business strategy to ensure officers are focused on elements that drive our business success and create stockholder value.

Compensation Decision Process for 2023
The key activities and decisions regarding executive compensation made by the compensation committee during the 2023 included:

Meeting	Compensation Decisions
August 2022	Receive Market Analysis Report on Executive Compensation prepared by Meridian. Approve 2023 Salary Grade Structure
October 2022	Receive Meridian reports on the Treatment of Equity Awards in Connection with a Spinoff and Equity Conversion Methodology
November 2022	Approve Base Salary and Target Incentive Compensation for 2023
February 2023	Approve 2023 EICP Performance Measures Approve Grant of 2023-2025 Time-Vesting Restricted Stock Units
May 2023	Approve Treatment of Outstanding LTIP Awards including Certification of Performance Results for 2021-2023 and 2022-2024 Performance Share Awards and Conversion method associated with the Knife River Spinoff
February 2024	Approve Results and Payment of 2023 annual cash incentives Approve Payment of the 2021-2023 Time-Vesting Restricted Stock Units and Dividend Equivalents

Components of Compensation
Our executive compensation program is designed to promote sustained long-term profitability and create stockholder value. The components of our named executive officers' compensation are selected to drive financial and operational results as well as align the named executive officers' interests with those of our stockholders. Pay components and performance measures are considered by the compensation committee as fundamental measures of successful company performance and long-term value creation. The components of our 2023 executive compensation include:

Component	Purpose	How Determined	How it Links to Performance
Base Salary	Provides sufficient, regularly paid income to attract and retain executives with the knowledge, skills, and abilities necessary to successfully execute their job responsibilities.	Base salaries are recommended by the CEO for executives other than the CEO position to the compensation committee using analysis provided by the independent compensation consultant to target compensation within range of the 50th percentile using peer company and salary survey data. The compensation committee determines the base salary of the CEO based on input from the independent compensation consultant.	Base salary is a means to attract and retain talented executives capable of driving success and performance.
Annual Cash Incentive	Provides an opportunity to earn annual cash incentive compensation based on the achievement of financial, strategic and operating results important to the success of the company.	The annual cash incentive target is a percentage of base salary for the given executive position established by the compensation committee. Actual payment of the incentive is determined based on the achievement of performance measures and goals approved by the compensation committee.	Annual incentive performance measures are tied to the achievement of financial, strategic and DEI goals aimed to drive the success of the company and the individual businesses.
Time-Vesting Restricted Stock Units	Provides an opportunity to earn long-term equity compensation via continued service through the vesting period.	For 2023, time-vesting restricted stock units represent 100% of a named executive officer's long-term incentive award. The compensation committee chose the use of time-vesting restricted stock units to incentivize named executive officers to provide continued leadership through the Knife River spinoff and the strategic review of the construction services business. The CEO recommends the target award amount for executives other than the CEO position to the compensation committee based on analysis provided by the independent compensation consultant. The compensation committee determines the target award for the CEO after consideration of input by the independent compensation consultant. Vesting of the award occurs at the end of a three-year period as long as the executive remains employed with the company through the vesting period.	Fosters continued leadership in the company to achieve company objectives through retention of key executives as well as aligning the named executive officer's interests with those of stockholders in increasing long-term stockholder value.

Allocation of Total Target Compensation for 2023

Total target compensation consists of base salary plus target annual and long-term incentive compensation. Incentive compensation, which consists of annual cash incentive and long-term equity awards vesting after three years, comprises the largest portion of our named executive officers' total target compensation because:

- equity awards align the interests of the named executive officers with those of stockholders by making a significant portion of their target compensation contingent upon future stock price performance;
- our named executive officers are in positions of authority to drive results, and therefore bear high levels of responsibility for our corporate performance;
- variable compensation helps ensure focus on goals that are aligned with overall company strategy; and
- annual cash incentive compensation is at risk and dependent upon company performance and the satisfaction of performance objectives.

The compensation committee generally allocates a higher percentage of total target compensation to the long-term incentive than to the target annual cash incentive for our higher level executives because they are in a better position to influence the company's long-term performance. The long-term incentive awards are paid in company common stock. These awards, combined with our stock retention requirements and our stock ownership policy, promote ownership of our stock by the named executive officers. As a result, the compensation committee believes the named executive officers, as stockholders, will be motivated to deliver long-term value to all stockholders.

Peer Groups

The compensation committee reviews the peer companies used for compensation analysis of executive positions and the company's relative TSR performance periodically to assess their ongoing relevance and credibility.

Compensation Benchmarking Peer Group

The compensation committee's independent compensation consultant, Meridian, aids in the selection of appropriate peer companies for our compensation benchmarking peer group by evaluating potential peer companies in the construction and engineering, utility and other related industries which are similar in size in terms of revenues and market capitalization. Meridian then uses this peer group along with other market survey information to evaluate and make recommendations regarding executive compensation. For the evaluation of 2023 executive compensation for our CEO and CFO performed in August 2022, the peer group used was unchanged from the prior year and consisted of the following companies:

2023 Compensation Peer Companies for CEO and CFO Positions

Alliant Energy Corporation	Evergy, Inc.	Pinnacle West Capital Corporation
Ameren Corporation	Granite Construction Incorporated	Portland General Electric Company
Atmos Energy Corporation	KBR, Inc.	Quanta Services, Inc.
Black Hills Corporation	Martin Marietta Materials, Inc.	Southwest Gas Holdings, Inc.
CMS Energy Corporation	MasTec, Inc.	Summit Materials, Inc.
Dycom Industries, Inc.	MYR Group Inc.	Vulcan Materials Company
EMCOR Group, Inc.	NiSource Inc.	WEC Energy Group, Inc.

For review of compensation of all other named executive officer positions, the independent compensation consultant used compensation data from additional companies in Willis Towers Watson's 2022 General Industry Executive Compensation Survey which included the following companies:

Companies used in 2023 Compensation Analysis for non-CEO and CFO Positions

Alcoa Corporation	Crown Holdings, Inc.	Pinnacle West Capital Corporation
Allegheny Technologies Incorporated	Eastman Chemical Company	Portland General Electric Company
Alliant Energy Corporation	Edison International	PPL Corporation
Ameren Corporation	EMCOR Group, Inc.	Public Service Enterprise Group Incorporated
Atmos Energy Corporation	Entergy Corporation	Quanta Services Inc.
Avery Dennison Corporation	Evergy Inc.	Scotts Miracle-Gro Company
Avient Corporation	Eversource Energy	Sealed Air Corporation
Axalta Coating Systems LTD.	Graphic Packaging Holding Company	Sonoco Products Company
Ball Corporation	H.B. Fuller Company	Southwest Gas Holdings, Inc.
Berry Global Group, Inc.	KBR, Inc.	Spire Inc.
Black Hills Corporation	Kinross Gold Corporation	UGI Corporation
Cabot Corporation	Martin Marietta Materials, Inc.	Valvoline Inc.
Celanese Corporation	The Mosaic Company	Vulcan Materials Company
CenterPoint Energy, Inc.	Newmont Corporation	WEC Energy Group, Inc.
CF Industries Holdings, Inc.	NiSource Inc.	Westlake Chemical Corporation
The Chemours Company	OGE Energy Corp.	Worthington Industries, Inc.
CMS Energy Corporation	ONE Gas, Inc.	Xcel Energy Inc.

2023 Compensation for Our Named Executive Officers

2023 Base Salary and Incentive Targets

At its November 2022 meeting, the compensation committee approved the 2023 base salaries as well as the target annual and long-term incentive compensation for the named executive officers. At its February 2023 meeting, the compensation committee approved the annual cash incentive performance measures and goals for our named executive officers. In determining base salaries, target annual cash incentives, long-term equity incentives, and total target compensation for our named executive officers, the compensation committee received and considered company and individual performance, market and peer data, responsibilities, experience, tenure in position, internal equity, and input and recommendations from the CEO, and the independent compensation consultant, Meridian. The following information relates to each named executive officer's 2023 base salary, target annual cash incentive, long-term equity incentive, and total target compensation:

David L. Goodin	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	1,085,000	
Target Annual Cash Incentive Opportunity	1,356,250	125%
Long-Term Equity Incentive - Restricted Stock Units	3,200,000	295%
Total Target Compensation	5,641,250	

The compensation committee considered information provided in Meridian's August 2022 compensation study showing Mr. Goodin's base salary, total cash compensation, and long-term incentives were below the median of the compensation peer group, as well as his experience and the company's performance. Based in part on Meridian's recommendation to move Mr. Goodin's compensation closer to the market median, the compensation committee increased Mr. Goodin's base salary by 3.9% and maintained his 2023 annual incentive target at 125% of his base salary. The compensation committee maintained Mr. Goodin's long-term incentive award at $3,200,000, which is 295% of his base salary and more closely aligns his long-term incentive with the market median for his position.

Jason L. Vollmer	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	565,000	
Target Annual Cash Incentive Opportunity	423,750	75%
Long-Term Equity Incentive - Restricted Stock Units	960,500	170%
Total Target Compensation	1,949,250	

The compensation committee considered information provided in Meridian's August 2022 compensation study showing Mr. Vollmer's base salary was below the market median based on peer group and compensation survey data as well as his accomplishments and the company's performance. To move Mr. Vollmer closer to the market median, the CEO recommended and the compensation committee approved a base salary increase of 6.6% for Mr. Vollmer in 2023. The compensation committee maintained Mr. Vollmer's target annual cash incentive opportunity at 75% of base salary and increased his long-term incentive award from 160% to 170% of his base salary to more closely align with the market median for his position.

Jeffrey S. Thiede	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	550,000	
Target Annual Cash Incentive Opportunity	412,500	75%
Long-Term Equity Incentive - Restricted Stock Units	935,000	170%
Total Target Compensation	1,897,500	

The compensation committee considered information provided in Meridian's August 2022 compensation study as well as the the performance of the construction services segment in their review of the recommendation made by the CEO concerning Mr. Thiede's compensation. Mr. Thiede received a 3.8% increase in base salary for 2023. The compensation committee maintained Mr. Thiede's target annual cash incentive opportunity at 75% of his base salary and increased his long-term incentive award from 160% to 170% of his base salary to more closely align with the market median for his position.

Nicole A. Kivisto	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	550,000	
Target Annual Cash Incentive Opportunity	412,500	75%
Long-Term Equity Incentive - Restricted Stock Units	935,000	170%
Total Target Compensation	1,897,500	

The compensation committee considered information provided in Meridian's August 2022 compensation study as well as the performance of the electric and natural gas distribution segment in their review of the recommendation made by the CEO concerning Ms. Kivisto's compensation. Ms. Kivisto received a 3.8% increase in her base salary for 2023. The compensation committee maintained Ms. Kivisto's target annual cash incentive opportunity at 75% of her base salary and increased her long-term incentive award from 160% to 170% of her base salary to more closely align with the market median for her position.

Anne M. Jones	2023 ($)	Compensation Component as a % of Base Salary
Base Salary	405,000	
Target Annual Cash Incentive Opportunity	202,500	50%
Long-Term Equity Incentive - Restricted Stock Units	324,000	80%
Total Target Compensation	931,500	

The compensation committee considered information provided in Meridian's August 2022 compensation study as well as Ms. Jones' experience and accomplishments in their review of the recommendation made by the CEO concerning Ms. Jones's compensation. Ms. Jones received a base salary increase of 5.2% for 2023. The compensation committee maintained her target annual cash incentive opportunity at 50% of her base salary and maintained her long-term incentive award at 80% of her base salary to remain closely aligned with the market median for her position.

Annual Cash Incentives

In 2023, the compensation committee realized the difficulty in setting a shared earnings per share target as part of the annual cash incentive program without knowing the timing of the Knife River spinoff. Therefore, they set the annual performance measures based on the achievement of financial performance as well as performance measures based on strategic initiatives set for 2023. The compensation committee's intent was to motivate our business segment executives to focus primarily on the success and performance of their businesses during this year of change while motivating our corporate executives to assist in the success and performance of all lines of business and to successfully complete the transformation of the businesses based on the company's strategic initiatives.

Financial and Strategic Performance Measures - Corporate Executives

Our corporate executives, including the CEO, CFO and CHRO earn their annual cash incentive award based on the financial performance of the combined business segments plus performance measures associated with the company's strategic initiatives.



Performance Measures for Corporate Officers

Construction Services Strategic Review = 20%

Knife River Spinoff = 20%

Business Segment Earnings = 60%

Adjustments to Business Segment Earnings as Approved by the Compensation Committee for the Following Events:

☐ the effect on earnings from asset sales, dispositions or retirements.

☐ the effect on earnings from transaction costs incurred for acquisitions, divestitures, mergers, spin-offs, or other strategic transactions, including differences in interest costs from those assumed in the company's original plan.

☐ the effect on earnings for unanticipated changes and interpretations of tax law.

☐ the effect on earnings from withdrawal liabilities relating to multiemployer pension plans.

☐ the effect on earnings of corporate overhead allocation differences due to the spin-off or strategic review.

☐ the effect on earnings of approved retention agreement costs which differ from costs included in the company's original plan.

The compensation committee selected Business Segment Earnings of each business segment with adjustments for specific situations approved by the compensation committee as the financial performance measure which represents 60% of the incentive for the corporate officers. It provides a key measure of success for each business segment and the overall company. Business Segment Earnings equals the company's Net Income less earnings from the Other segment and represents the full year of earnings from the electric, natural gas distribution and construction services businesses plus earnings from Knife River through its separation date.

To determine the payout associated with the financial performance measure for the corporate named executive officers, actual performance measure results were compared to the target performance measure which resulted in the percent of target performance measure achieved. Then the percent of target performance measure achieved was translated into a payout percentage of the named executive officer's target award opportunity using linear interpolation for results between threshold and target as well as target and maximum.

Achievement of 100% of the financial performance measure results in a payout of 100% of the target award opportunity. Results achieved below the established threshold result in no payout. The threshold, target and maximum performance levels as well as the associated payout opportunity are depicted in the following chart:

Measure	Threshold		Target Performance Measure		Maximum	
	% of Target Performance Measure	Incentive Payout %		Incentive Payout %	% of Target Performance Measure	Incentive Payout %
Business Segment Earnings	85%	25%	$253.6 million	100%	115%	200%

The compensation committee set two additional performance measures for the corporate named executive officers based on the completion of work associated with the Knife River spinoff and completion of work associated with the strategic review of the construction services business to optimize its value. Each strategic performance measure represented 20% of the annual cash incentive for the corporate named executive officers. Determination of the performance measures is based on the following:

Work Associated with the Knife River Spinoff

Threshold	Work necessary to complete the spinoff is underway	= 25% incentive payout
Target	Completion of the final Form 10 filed with the SEC	= 100% incentive payout
Maximum	Successful completion of the spinoff	= 200% incentive payout

Work Associated with the Strategic Review of the Construction Services Business to Optimize its Value

Threshold	Work necessary to complete the strategic review is underway	= 25% incentive payout
Target	Publicly announce the completion of the strategic review	= 100% incentive payout
Maximum	Completion of a transaction	= 200% incentive payout

Financial and Strategic Performance Measures - Construction Services Segment

The compensation committee selected Construction Services EBITDA with adjustments for specific situations approved by the compensation committee as the financial performance measure representing 80% of the the construction services president and CEO's annual cash incentive. Construction Services EBITDA equals the construction services segment earnings plus interest, income taxes, depreciation and earnings from discontinued operations. It is a financial performance measure common to the construction industry and encourages the focus on growth by excluding the impact of items such as taxes, interest, depreciation and amortization from the performance result which are largely out of the named executive officer's control.



Adjustments to Construction Services EBITDA as Approved by the Compensation Committee for the Following Events:

☐ the effect on EBITDA from asset sales, dispositions or retirements.

☐ the effect on EBITDA from transaction costs incurred for acquisitions, divestitures, mergers, spin-offs, or other strategic transactions, including differences in interest costs from those assumed in the company's original plan.

☐ the effect on EBITDA from withdrawal liabilities relating to multiemployer pension plans.

☐ the effect on EBITDA of corporate overhead allocation differences due to the spin-off or strategic review.

☐ the effect on EBITDA of approved retention agreement costs which differ from costs included in the company's original plan.

To determine the payout associated with the financial performance measure for the construction services business, actual performance measure results were compared to the target performance measure which resulted in the percent of target performance measure achieved. Then the percent of target performance measure achieved was translated into a payout percentage of the named executive officer's target award opportunity using linear interpolations for results between threshold and target as well as target and maximum.

Achievement of 100% of the financial performance measure results in a payout of 100% of the target award opportunity. Results achieved below the established threshold result in no payout. The threshold, target and maximum performance levels as well as the associated payout opportunity are depicted in the following chart:

	Threshold		Target Performance Measure		Maximum	
Measure	**% of Target Performance Measure**	**Incentive Payout %**		**Incentive Payout %**	**% of Target Performance Measure**	**Incentive Payout %**
Construction Services EBITDA	65%	25%	$212.2 million	100%	115%	250%

In addition to the financial performance measure, the compensation committee set a performance measure based on the completion of work associated with the strategic review of the construction services segment to optimize its value which represents 20% of annual cash incentive for the construction services segment president. Determination of the performance measure is based on the following:

	Work Associated with the Strategic Review of the Construction Services Segment to Optimize its Value	
Threshold	Work necessary to complete the strategic review is underway	= 25% incentive payout
Target	Publicly announce the completion of the strategic review	= 100% incentive payout
Maximum	Completion of a transaction	= 200% incentive payout

Financial and Strategic Performance Measures - Electric and Natural Gas Distribution Segments

The compensation committee selected Electric and Natural Gas Distribution Earnings with adjustments for specific situations as approved by the compensation committee as the performance measure representing 100% of the electric and natural gas distribution president and CEO's annual cash incentive. The compensation committee selected earnings associated with the electric and natural gas businesses because regulated utilities are valued based on earnings potential and rate base. The 2023 target of $108.5 million reflects the continued investment in infrastructure and regulatory recovery from completed and pending rate cases.



Performance Measure for Electric & Natural Gas Distribution

Electric & Natural Gas Distribution Earnings = 100%

Adjustments to Electric & Natural Gas Distribution Earnings as Approved by the Compensation Committee for the Following Events:

☐ the effect on earnings from asset sales, dispositions or retirements.

☐ the effect on earnings from transaction costs incurred for acquisitions, divestitures, mergers, spin-offs, or other strategic transactions, including differences in interest costs from those assumed in the company's original plan.

☐ the effect on earnings from unanticipated changes and interpretation of tax law.

☐ the effect on earnings of corporate overhead allocation differences due to the spin-off or strategic review.

☐ the effect on earnings of approved retention agreement costs which differ from costs included in the company's original plan.

To determine the payout associated with the financial performance measure, actual performance measure results were compared to the target performance measure which resulted in the percent of target performance measure achieved. Then the percent of target performance measures achieved was translated into a payout percentage of the named executive officer's target award opportunity using linear interpolations for results between threshold and target as well as target and maximum.

Achievement of 100% of the target performance measure results in a payout of 100% of the target award opportunity. Results achieved below the established threshold result in no payout. The threshold, target and maximum performance levels as well as the associated payout opportunity are depicted in the following chart:

| | Threshold | | Target Performance Measure | | Maximum | |
| | % of Target Performance Measure | Incentive Payout % | | Incentive Payout % | % of Target Performance Measure | Incentive Payout % |
Measure						
Electric and Natural Gas Distribution Earnings	90%	50%	$108.5 million	100%	110%	200%

DEI Modifier

In 2023, the environmental and sustainability committee again approved and recommended a DEI modifier be included as part of the named executive officer's 2023 annual incentive which was then approved by the compensation committee at its February 2023 meeting. The DEI modifier is a separate performance measure, independent of the achievement of the financial and strategic initiative performance measures and is based on the compensation committee's assessment of management's progress toward the completion of the following DEI initiatives:

• Continue the formal succession planning process to include the review of the positions of all Section 16 officers, key executives, and business segment officers and directors to ensure diverse representation in terms of gender, ethnicity, individuals with disabilities and veteran status and the development of candidates being prepared for these positions.

• Increase outreach activities by 10% over prior year efforts aimed at attracting diverse candidates to positions within our businesses.

• Prepare for the implementation of Human Resources Information Systems (HRIS) at the construction materials and contracting and construction services segments to enhance the gathering of employee data for the human resources dashboard to track key metrics which provide insight into the make-up and diversity of our employee population.

• Advance a culture that supports diverse views and backgrounds through training of all employees on fostering a culture of diversity and inclusion.

The DEI modifier applies equally to all named executive officers and adds or deducts up to 5% of their annual incentive target based on the compensation committee's assessment.

2023 Annual Incentive Results

The 2023 performance measure results, percent of target performance measure achieved based on those results, and the associated payout percentages reflect the company's 2023 performance and are presented below:

Performance Measure	Result	Percent of Performance Measure Achieved	Percent of Award Opportunity Payout	MDUR Resources Corporate Officers		Electric & Natural Gas Distribution		Construction Services	
				Weight	Weighted Payout	Weight	Weighted Payout	Weight	Weighted Payout
Business Segment Earnings, as Adjusted[1]	$288.2 million	113.6 %	190.9 %	60.0 %	114.5 %				
Electric & Natural Gas Distribution Earnings, as Adjusted[1]	$120.1 million	110.7 %	200.0 %			100.0 %	200.0 %		
Construction Services EBITDA, as Adjusted[2]	$223.2 million	105.2 %	152.1 %					80.0 %	121.7 %
Knife River Spinoff	Completion of Knife River Spinoff	200.0 %	200.0 %	20.0 %	40.0 %				
Construction Services Strategic Review	Public Announcement of completion of the strategic review	100.0 %	100.0 %	20.0 %	20.0 %			20.0 %	20.0 %
Total Weighted Payout					**174.5 %**		**200.0 %**		**141.7 %**

Reconciliation of Business Segment Earnings to Net Income presented in thousands	2023 Financial Results	Adjustments Approved by the Compensation Committee[1]	Business Segment Earnings used for Incentive Purposes
Electric & Natural Gas Distribution Earnings	120,079	(1)	120,078
Pipeline Earnings	46,918	123	47,041
Construction Services Earnings	137,230	1,049	138,279
Knife River Earnings	(18,456)	1,228	(17,228)
Business Segment Earnings	**285,771**	**2,399**	**288,170**
Other	128,936		
Net Income	**414,707**		

[1] Adjustments include the effect on earnings from 1) transaction costs incurred for acquisitions, divestitures, mergers, spinoffs or other strategic transactions including differences in interest costs from those assumed in the company's original financial plan and 2) corporate overhead allocation differences due to the spinoff or strategic review.

Reconciliation of Construction Services Earnings to Construction Services EBITDA presented in thousands	2023 Financial Results	Adjustments Approved by the Compensation Committee[2]	Business Segment Earnings used for Incentive Purposes
Construction Services Earnings	**137,230**	**1,049**	**138,279**
Interest	10,057	—	10,057
Taxes	46,968	(447)	46,521
Depreciation	23,148	—	23,148
Discontinued Operations	5,214	—	5,214
Construction Services EBITDA	**222,617**	**602**	**223,219**

[2] Adjustments include the effect on earnings from 1) transaction costs incurred for acquisitions, divestitures, mergers, spinoffs or other strategic transactions including differences in interest costs from those assumed in the company's original financial plan, and 2) corporate overhead allocation differences due to the spinoff or strategic review.

These adjustments resulted in payout percentages of 174.5% instead of 170.7% for the CEO, CFO and CHRO and 141.7% instead of 139.4% for the construction services business president and CEO.

The compensation committee further assessed management's progress toward completing the performance measures related to the company's DEI initiatives, and found:

- The company continued to enhance the succession planning process to include all executive officer and director positions at the corporate and business unit level along with the identification of candidate diversity in terms of gender, ethnicity, veteran status and disability.

- The company increased its outreach efforts by 95% above prior year with efforts aimed at attracting diverse candidates to positions within the company.

- The company completed the implementation of HRIS system at all businesses to aid in the consistent tracking of employment metrics and trends.

- The company completed all training on fostering a culture of diversity and inclusion.

Based on these accomplishments the compensation committee approved a DEI modifier award of 5.0% to each of the named executive officer's target annual incentive. The resulting 2023 annual cash incentive compensation rewarded to the named executive officers was:

		Annual Incentive Earned			
Name	Target Annual Incentive ($)	Payout Percentage on performance measures (%)	DEI Modifier (%)	Total payout percentage (%)	Amount ($)
David L. Goodin	1,356,250	174.5	5.0	179.5	2,434,469
Jason L. Vollmer	423,750	174.5	5.0	179.5	760,631
Jeffrey S. Thiede	412,500	141.7	5.0	146.7	605,138
Nicole A. Kivisto	412,500	200.0	5.0	205.0	845,625
Anne M. Jones	202,500	174.5	5.0	179.5	363,488

Long-Term Incentives

All of our named executive officers participated in the 2023 long-term incentive plan which comprised 56.73% of the CEO's 2023 total target compensation and, on average, 47.25% of the other named executive officers' total target compensation. Stock earned under the long-term incentive plan (LTIP) is subject to our stock retention requirements.

Effect of the Spinoff on Outstanding Long-Term Equity Awards

Our 2021-2023 and 2022-2024 performance share awards were designed to vest based on the achievement of performance measures, which as a result of the Knife River spinoff, were no longer correlated to the company's performance. As a result, the compensation committee decided to convert the outstanding performance share awards entirely into time-vesting restricted stock unit awards effective with the Knife River spinoff. The performance factor adjustment formula was applied to the outstanding performance share awards based on the company's performance through December 31 2022 and the remaining portion of the outstanding awards assuming target-level performance. Following the Knife River spinoff, the 2021-2023 and 2022-2024 awards will vest according to their original vesting dates, subject to the named executive officer's continued employment with the company.

The following tables show the performance factor adjustment formula for the 2021-2023 and 2022-2024 performance share awards:

2021-2023 Performance Share Awards

Performance Measure	Weight	Threshold	Target	Maximum	Actual 12/31/22	Achieved	Weighted Achievement
Relative Total Stockholder Return	50 %	25th Percentile	50th Percentile	75th Percentile	51st Percentile	104.0 %	52.0 %
Earnings Growth	50 %	3.0 %	6.5 %	10.0 %	(1.3)%	— %	— %
Performance Achieved							**52.0 %**
			Portion of Award		**Performance Achieved**		**Performance Factor**
Performance shares applicable to the Performance Factor			2/3		52 %		34.7 %
Performance shares at Target Level Performance			1/3		100 %		33.3 %
Combined Performance Factor for 2021-2023 Performance Shares							**68.0 %**

2022-2024 Performance Share Awards

Performance Measure	Weight	Threshold	Target	Maximum	Actual 12/31/22	Achieved	Weighted Achievement
Relative Total Stockholder Return	50 %	25th Percentile	50th Percentile	75th Percentile	62nd Percentile	148.0 %	74.0 %
Earnings Growth	50 %	3.0 %	6.5 %	10.0 %	0.8 %	— %	— %
Performance Achieved							**74.0 %**
			Portion of Award		**Performance Achieved**		**Performance Factor**
Performance shares applicable to the Performance Factor			1/3		74 %		24.6 %
Performance shares at Target Level Performance			2/3		100 %		66.7 %
Combined Performance Factor for 2022-2024 Performance Shares							**91.3 %**

After the completion of the Knife River spinoff, the outstanding equity awards, which included the adjusted performance shares and time-vesting restricted stock units for the 2021-2023 and 2022-2024 vesting periods, were adjusted using the concentration (employer) method as approved by the compensation committee which adjusts the number of outstanding shares for participants remaining with the company by the ratio of the pre-spin MDU Resources closing stock price on May 31, 2023 of $29.18 compared to the post-spin MDU Resources closing stock price on June 1, 2023 of $19.68. This conversion resulted in an incremental increase in fair value for each named executive officer as reflected in the Summary Compensation Table for 2023 and the Grants of Plan-Based Awards in 2023.

The table below shows the number of shares originally awarded as performance shares (PSA) and time-vesting restricted stock units (RSU) for our named executive officer's and the number of time-vesting restricted stock units after the conversion:

Name		Original Award		Converted Award	
		Type	Target Shares	Type	Shares
David L. Goodin	2021-2023	75% PSA 25% RSU	102,865	100% RSU	115,914
	2022-2024	75% PSA 25% RSU	105,021	100% RSU	145,555
Jason L. Vollmer	2021-2023	75% PSA 25% RSU	27,002	100% RSU	30,426
	2022-2024	75% PSA 25% RSU	27,830	100% RSU	38,571
Jeffrey S. Thiede	2021-2023	75% PSA 25% RSU	27,966	100% RSU	31,513
	2022-2024	75% PSA 25% RSU	27,830	100% RSU	38,571
Nicole A. Kivisto	2021-2023	75% PSA 25% RSU	27,966	100% RSU	31,513
	2022-2024	75% PSA 25% RSU	27,830	100% RSU	38,571
Anne M. Jones	2021-2023	75% PSA 25% RSU	10,139	100% RSU	11,425
	2022-2024	75% PSA 25% RSU	10,108	100% RSU	14,007

The converted 2021-2023 award of time-vesting restricted stock units vested on December 31, 2023 and provided the participants with the following shares and dividend equivalents:

Name	Shares Vested (#)	Dividend Equivalents ($)
David L. Goodin	115,914	207,410
Jason L. Vollmer	30,426	54,444
Jeffrey S. Thiede	31,513	56,388
Nicole A. Kivisto	31,513	56,388
Anne M. Jones	11,425	20,444

Grant of 2023 Long-Term Equity Incentive Awards

With the anticipated spinoff of Knife River during the second quarter of 2023 and the strategic review of the construction services segment, it was not practical for the compensation committee to establish three-year performance goals for performance share awards under our LTIP as it normally would. Instead, in February 2023, the compensation committee granted the 2023-2025 LTIP award in the form of time-vesting restricted stock units which will vest on December 31, 2025, as long as the named executive officer remains continuously employed with the company. The purpose was to incentivize the retention of our named executive officers during this period of significant transition and change and align their interest with those of our stockholders.

The compensation committee determined the number of time-vesting restricted stock units to grant to each named executive officer for 2023 by dividing the named executive officer's long-term award amount by the average of the closing prices of our stock from January 1 through January 22, 2023, which was $30.42 per share. After the spinoff of Knife River, the granted shares were converted using the pre-spin MDU Resources closing stock price on May 31, 2023 of $29.18 compared to the post-spin MDU Resources closing stock price on June 1, 2023 of $19.68. This conversion resulted in an incremental increase in the fair value for each named executive officer as reflected in the Summary Compensation Table for 2023 and the Grants of Plan-Based Awards in 2023 table.

The number of shares originally granted and converted post Knife River spinoff are shown below:

Name	Base Salary ($)	Long-Term Incentive of Base Salary (%)	Long-Term Incentive Target ($)	Original Grant of Restricted Stock Units (#)	Converted Grant of Restricted Stock Units (#)
David L. Goodin	1,085,000	295	3,200,000	105,193	155,972
Jason L. Vollmer	565,000	170	960,500	31,574	46,815
Jeffrey S. Thiede	550,000	170	935,000	30,736	45,572
Nicole A. Kivisto	550,000	170	935,000	30,736	45,572
Anne M. Jones	405,000	80	324,000	10,650	15,791

Other Benefits

The company provides post-employment benefit plans and programs in which our named executive officers may be participants. We believe it is important to provide post-employment benefits which approximate retirement benefits paid by other employers to executives in similar positions. The compensation committee periodically reviews the benefits provided to maintain a market-based benefits package. Our named executive officers participated in the following plans during 2023 which are described below:

Plans	David L. Goodin	Jason L. Vollmer	Jeffrey S. Thiede	Nicole A. Kivisto	Anne M. Jones
Pension Plans	Yes	Yes	No	Yes	Yes
401(k) Retirement Plan	Yes	Yes	Yes	Yes	Yes
Supplemental Income Security Plan	Yes	No	No	Yes	No
Company Credit to Deferred Compensation Plan	No	Yes	Yes	No	Yes

Pension Plans

Effective in 2006, the defined benefit pension plans were closed to new non-bargaining unit employees and as of December 31, 2009, the defined benefit plans were frozen. For further details regarding the company's pension plans, refer to the section entitled "Pension Benefits for 2023."

401(k) Retirement Plan

The named executive officers as well as the majority of employees who are at least 18 years of age are eligible to participate in the 401(k) retirement plan (401(k) plan) and defer annual income up to the Internal Revenue Service (IRS) limit. The named executive officers receive a company match up to 3% depending on their elected deferral rate. Contributions and the company match are invested in various funds based on the employee's election including company common stock.

In 2010, the company began offering additional company contributions to our 401(k) plan in lieu of pension plan contributions. For non-bargaining unit employees hired after 2006 or employees who were not previously participants in the pension plan, the added contribution is 5% of plan eligible compensation. For non-bargaining unit employees hired prior to 2006 who were participants in the pension plan, the added contributions are based on the employee's age as of December 31, 2009. The contribution is 11.5% for Mr. Goodin and Ms. Jones, 9.0% for Ms. Kivisto, 7.0% for Mr. Vollmer, and 5.0% for Mr. Thiede. These amounts may be reduced in accordance with the provisions of the 401(k) plan to ensure compliance with IRS limits.

Supplemental Income Security Plan

We offered certain key managers and executives benefits under a nonqualified retirement plan referred to as the Supplemental Income Security Plan (SISP). The Basic SISP benefit is intended to augment the retirement income under the pension plan by providing participants with additional retirement income and/or death benefits payable for 15 years. In addition, the plan includes a benefit referred to as Excess SISP which relates to the Internal Revenue Code limitations on retirement benefits provided under the pension plans. Effective February 11, 2016, the SISP was amended to exclude new participants to the plan and freeze current benefit levels for existing participants. For further details regarding the company's SISP, refer to the section entitled "Pension Benefits for 2023."

Deferred Compensation Plan

The company adopted the Deferred Compensation Plan (DCP) effective January 1, 2021, which provides a select group of management and other highly compensated employees the opportunity to defer compensation for retirement and other financial purposes. Participants in the plan may defer a portion of their salary and/or annual incentive. The compensation committee, upon recommendation from the CEO, may approve company contributions for select participants which vest over a three-year period. Company contributions recognize the participant's contributions to the company and serve as a retention tool. After satisfying the vesting requirements, distribution will be made in accordance with the terms of the plan. For further details regarding the company's DCP, refer to the section entitled "Nonqualified Deferred Compensation for 2023."

For 2023, in recognition of their achievements and service to the company the compensation committee approved company contributions of $84,750 to Mr. Vollmer, $100,000 to Mr. Thiede, and $40,500 to Ms. Jones. The contributions awarded to Messrs. Vollmer and Thiede and Ms. Jones represent 15.0%, 18.2%, and 10.0% of their base salaries, respectively.

Employment and Severance Agreements

For 2023, our named executive officers did not have employment or severance agreements entitling them to specific payments upon termination of employment or a change in control of the company with the exception of Jeffrey S. Thiede as explained below. The compensation committee generally considered providing severance benefits on a case-by-case basis. Post-employment or change in control benefits available to our named executives officers during 2023 are addressed within our incentive and retirement plans. Refer to the section entitled "Potential Payments upon Termination or Change of Control."

In connection with the strategic review of the construction services business to optimize its value, in February 2023 the company and MDU Construction Services Group entered into a retention agreement with Jeffrey S. Thiede, the current president and chief executive officer of the construction services business, to retain Mr. Thiede through the completion of the review and any resulting transaction involving the business. The agreement provided for, among other things, continuation of Mr. Thiede's then-effective base salary, entitlement to incentive compensation, vesting of company credits to his deferred compensation account, a retention bonus equal to $1,100,000 to be paid within fifteen (15) days after the closing of any transaction, and accelerated vesting of outstanding equity awards as set forth in the agreement. The term of the agreement was until the earlier of the closing of any transaction and December 31, 2023. The agreement expired on December 31, 2023 without payment.

Compensation Governance

Impact of Tax and Accounting Treatment

The compensation committee may consider the impact of tax or accounting treatment in determining compensation. The compensation committee did not make any adjustments to the 2023 compensation program to address the impact of tax or accounting treatment. The compensation committee may also consider the accounting and cash flow implications of various forms of executive compensation. We expense salaries and annual incentive compensation as earned. For our equity awards, we record the accounting expense in accordance with Accounting Standards Codification Topic 718, which is generally expensed over the vesting period.

Stock Ownership Requirements

Executives are required within five years of appointment or promotion into an executive level position to beneficially own our common stock equal to a multiple of their base salary as outlined in the stock ownership policy. Stock owned through our 401(k) plan or by a spouse is considered in ownership calculations as well as unvested restricted stock units. The level of stock ownership compared to the ownership requirement is determined based on the closing sale price of our stock on the last trading day of the year and base salary as of December 31 of the same year. The table shows the named executive officers' holdings as a multiple of their base salary as of December 31, 2023.

Name	Ownership Policy Multiple of Base Salary Within 5 Years	Actual Holdings as a Multiple of Base Salary[1]	Ownership Requirement Must Be Met By:
David L. Goodin	6X	13.0	1/1/2018
Jason L. Vollmer	3X	5.8	1/1/2023
Jeffrey S. Thiede	3X	8.0	1/1/2019
Nicole A. Kivisto	3X	7.4	1/1/2020
Anne M. Jones	3X	4.2	1/1/2024

[1] Includes unvested restricted stock units granted in February 2022 and 2023.

Stock Retention Requirement

The named executive officers must retain 50% of the net after-tax shares vested pursuant to the long-term incentive awards for the earlier of two years from the date the vested shares are issued or the named executive officer's termination of employment. The named executive officer is also required to retain all vested share awards net of taxes if the named executive officer has not met the stock ownership requirements under the company's stock ownership policy for executives.

Incentive Compensation Recovery Policy

The company's Incentive Compensation Recovery policy, effective as of October 2, 2023, provides for the recovery of certain incentive-based compensation in the event we are required to prepare an accounting restatement. The recoverable amount is the amount of incentive-based compensation which exceeded the amount the executive officer would have received if it had been determined based on the restated financial reporting measure. The recovery of such compensation applies regardless of misconduct or other contribution to the requirement for a restatement. Incentive-based compensation includes the annual cash incentive compensation, long-term incentive compensation or any compensation granted, earned or vested based in whole or in part on the company's attainment of a financial reporting measure. The policy is intended to comply with Rule 10D-1 of the Securities and Exchange Act of 1934, as amended, and Listing Standard 303A.14 adopted by the NYSE.

Insider Trading Policy

The company's Insider Trading policy prohibits executive officers, which includes our named executive officers, from hedging their ownership of company common stock. Executives may not enter into transactions that allow the executive to benefit from devaluation of our stock or otherwise own stock technically but without the full benefits and risks of such ownership. The policy also prohibits executive officers from holding company common stock in a margin account or pledging company securities as collateral for a loan unless the company common stock is explicitly excluded from any margin, pledge or security provisions in the customer agreement.

Preview of 2024 Compensation Changes

In 2024, Meridian, the company's independent compensation consultant provided a study regarding best practices in terms of change in control provisions in compensation plans. Based on this information, the company revised its LTIP to remove the automatic accelerated vesting of equity awards upon a change in control for awards granted after January 1, 2024. The revised plan requires a qualifying termination of employment following a change in control for accelerated vesting. In connection with the revision to the LTIP, the company also adopted a change in control severance plan for certain executive officers including the named executive officers which provides for cash compensation to the named executive officer in the event of a qualifying termination of employment following a change in control.

COMPENSATION COMMITTEE REPORT

The compensation committee is primarily responsible for reviewing, approving, and overseeing the company's compensation plans and practices and works with management and the committee's independent compensation consultant to develop the company executive compensation programs. The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management, as required by Regulation S-K, Item 402(b). Based on the review and discussions referred to in the preceding sentence, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in our Proxy Statement on Schedule 14A.

Dennis W. Johnson, Chair

Darrel T. Anderson

Dale S. Rosenthal

Edward A. Ryan

Compensation Policies and Practices as They Relate to Risk Management

We completed an annual risk assessment of our 2023 compensation programs and concluded that our compensation policies and practices do not create risks which could have a material adverse effect on the company. After review and discussion of the assessment with the chief legal officer, chief human resources officer, and the chief executive officer, the company identified the following practices designed to prevent excessive risk taking:

- Business management and governance practices:
  - the use of human capital management systems and processes to attract, recruit, train, develop and retain employees to achieve short and long-term objectives;
  - risk management is a specific performance competency included in the annual performance assessment of executives;
  - board oversight on capital expenditure and operating plans promotes careful consideration of financial assumptions;
  - board approval on business acquisitions above a specific dollar amount or on any transaction involving the exchange of company common stock;
  - employee integrity training programs and anonymous reporting systems;
  - quarterly risk assessment reports at audit committee meetings; and
  - prohibitions on holding company stock in an account that is subject to a margin call, pledging company stock as collateral for a loan, and hedging of company stock by executive officers and directors.
- Executive compensation practices:
  - active compensation committee review of all executive compensation programs as well as comparison of company performance to its peer group;
  - use of independent consultants to assist in establishing pay targets and compensation structure;
  - initial determination of a position's salary grade to be at or near the 50th percentile of base salaries paid to similar positions at peer group companies and/or relevant industry companies;
  - consideration of peer group and/or relevant industry practices to establish appropriate target compensation;
  - a balanced compensation mix of base salary as well as annual and long-term incentives;
  - use of interpolation for annual and long-term incentive awards to avoid payout cliffs;
  - compensation committee discretion to adjust any annual incentive award payment downward;
  - use of caps on annual incentive awards with a combined maximum of 200% of target for MDU Resources executives and the regulated energy delivery businesses and a combined maximum of 240% of target for construction services business executives;
  - use of caps on long-term incentive performance share stock grants, when awarded, with a maximum of 200% of target;
  - ability to clawback incentive payments in the event of a financial restatement;
  - use of performance shares and/or restricted stock units, rather than stock options or stock appreciation rights, as an equity component of incentive compensation;

- typically, the use of performance shares for 75% of the long-term incentive award opportunity with relative TSR and earnings growth performance measures and the use of restricted stock units for 25% of the long-term incentive award opportunity to serve as a retention tool. In light of the Knife River spinoff and the strategic review of the construction services business, the 2023-2025 award was exclusively time-vesting restricted stock units to incentivize executives to stay with the company through the end of the strategic initiatives process;

- use of three-year vesting periods for performance shares and restricted stock units to discourage short-term risk-taking;

- substantive annual incentive goals measured by business segment EBITDA for all Section 16 officers which are measures important to stockholders and encourage balanced performance;

- inclusion of a DEI modifier tied to the achievement of specific diversity, equity and inclusion initiatives;

- use of financial performance metrics that are readily monitored and reviewed;

- regular review of the companies in the peer groups to ensure appropriateness and industry match;

- stock ownership requirements for board members and executives participating in the LTIP; and

- mandatory holding periods of net after-tax company stock awards to executives until stock ownership requirements are achieved and mandatory holding periods for 50% of any net after-tax shares of stock earned under the long-term incentive awards until the earlier of (1) the end of the two-year period commencing on the date any stock earned under such award is issued, and (2) the executive's termination of employment.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table for 2023

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)[1]	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)[2]	All Other Compensation ($) (i)[3]	Total ($) (j)
David L. Goodin[4]	2023	1,085,000	3,359,339	2,434,469	173,094	48,691	7,100,593
President and CEO	2022	1,044,000	3,247,775	739,935	33,340	192,238	5,257,288
	2021	1,000,000	3,222,639	701,250	65,571	221,007	5,210,467
Jason L. Vollmer	2023	565,000	1,007,320	760,631	1,966	122,874	2,457,791
Vice President, CFO and	2022	530,000	860,649	225,383	—	150,957	1,766,989
Treasurer	2021	490,000	845,942	206,168	—	122,163	1,664,273
Jeffrey S. Thiede	2023	550,000	980,883	605,138	—	131,524	2,267,545
President and CEO of	2022	530,000	860,649	613,343	—	166,470	2,170,462
Construction Services	2021	507,500	876,148	293,462	—	171,822	1,848,932
Segment							
Nicole A. Kivisto[4]	2023	550,000	980,883	845,625	58,798	43,974	2,479,280
President and CEO of	2022	530,000	860,649	266,723	1,294	78,795	1,737,461
Electric and Natural Gas	2021	507,500	876,148	332,666	2,645	83,272	1,802,231
Distribution Segments							
Anne M. Jones[5]	2023	405,000	339,977	363,488	34,811	106,666	1,249,942
Vice President and CHRO							

[1] Amounts in this column represent the aggregate grant date fair value of 2023-2025 time-vesting restricted stock unit share awards calculated in accordance with generally accepted accounting principles for stock-based compensation in Accounting Standards Codification Topic 718. This column was prepared assuming none of the awards were or will be forfeited. The amounts were calculated as described in Note 14 of our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023. The amounts reported also include the incremental increase in fair value resulting from the conversion of outstanding unvested restricted stock units and performance shares into restricted stock units upon the spinoff of Knife River which was determined by comparing the fair value of the outstanding awards before and after the Knife River spinoff. See the "Long-Term Incentives" section within the "Compensation Discussion and Analysis" for further details on the company's long-term incentive program.

Name	Grant Date Fair Value of Stock Awards Granted in 2023 ($)	Incremental Increase in Fair Value of Stock Awards from the Spin-off Conversions ($)
David L. Goodin	3,277,814	81,525
Jason L. Vollmer	983,846	23,474
Jeffrey S. Thiede	957,734	23,149
Nicole A. Kivisto	957,734	23,149
Anne M. Jones	331,854	8,123

[2] Amounts shown for 2023 represent the change in the actuarial present value for the named executive officers' accumulated benefits under the pension plan, SISP, and Excess SISP, collectively referred to as the "accumulated pension change" which were calculated using the following assumptions:

	Pension Plan	SISP	Excess SISP
Assumed Retirement Age	60	60	60
Benefits payable at	At retirement	At age 65 for 15 years	Benefits payable to age 65
Interest Rate	4.82 %	4.73 %	4.73 %
Dataset	Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only)	N/A	Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only)

Please see the "Pension Benefits for 2023" section for further details.

[3] All Other Compensation for 2023 is comprised of:

Name	401(k) Plan ($)[a]	Nonqualified Deferred Compensation Plan ($)[b]	Vacation Payout ($)	Life Insurance Premium ($)	Matching Charitable Contributions ($)	Total ($)
David L. Goodin	43,500	—	—	774	4,417	48,691
Jason L. Vollmer	33,000	84,750	—	774	4,350	122,874
Jeffrey S. Thiede	26,400	100,000	—	774	4,350	131,524
Nicole A. Kivisto	39,600	—	—	774	3,600	43,974
Anne M. Jones	43,500	40,500	20,240	626	1,800	106,666

[a] Represents company contributions to the 401(k) plan, which includes matching contributions and retirement contributions associated with the frozen pension plans as of December 31, 2009.

[b] Represents company contribution amounts to the DCP which are approved by the compensation committee and the board of directors. For further information, see the section entitled "Nonqualified Deferred Compensation for 2023."

[4] Mr. Goodin retired as president and CEO effective January 5, 2024 and Ms. Kivisto succeeded him as president and CEO effective January 6, 2024.

[5] Ms. Jones became a named executive officer for the first time in 2023.

Grants of Plan-Based Awards in 2023

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)		
David L. Goodin	2/16/2023 [1]	339,063	1,356,250	2,780,313					
	2/16/2023 [2]				—	—	—	105,193	3,277,814
	6/1/2023 [3]				—	—	—		81,525
Jason L. Vollmer	2/16/2023 [1]	105,938	423,750	868,688					
	2/16/2023 [2]				—	—	—	31,574	983,846
	6/1/2023 [3]				—	—	—		23,474
Jeffrey S. Thiede	2/16/2023 [1]	103,125	412,500	1,010,625					
	2/16/2023 [2]				—	—	—	30,736	957,734
	6/1/2023 [3]				—	—	—		23,149
Nicole A. Kivisto	2/16/2023 [1]	206,250	412,500	845,625					
	2/16/2023 [2]				—	—	—	30,736	957,734
	6/1/2023 [3]				—	—	—		23,149
Anne M. Jones	2/16/2023 [1]	50,625	202,500	415,125					
	2/16/2023 [2]				—	—	—	10,650	331,854
	6/1/2023 [3]				—	—	—		8,123

[1] Annual cash incentive for 2023 granted pursuant to the EICP.

[2] Time-vesting restricted stock units granted pursuant to the LTIP. Following the spinoff of Knife River, these awards were converted, as follows: Mr. Goodin 155,972 restricted stock units, Mr. Vollmer 46,815 restricted stock units, Mr. Thiede 45,572 restricted stock units, Ms. Kivisto 45,572 restricted stock units, and Ms. Jones 15,791 restricted stock units. See the "Long-Term Incentives" section within the "Compensation Discussion and Analysis" for further details on the company's long-term incentive program.

[3] Reflects the incremental increase in fair value resulting from the conversion of outstanding restricted stock units and performance share awards into restricted stock units upon the spinoff of Knife River. Incremental increase in fair value for each outstanding award is shown below:

	2021-2023 Award ($)	2022-2024 Award ($)	2023-2025 Award ($)	Total Incremental Value ($)
David L. Goodin	13,331	13,607	54,587	81,525
Jason L. Vollmer	3,495	3,604	16,375	23,474
Jeffrey S. Thiede	3,614	3,604	15,931	23,149
Nicole A. Kivisto	3,614	3,604	15,931	23,149
Anne M. Jones	1,301	1,295	5,527	8,123

Narrative Discussion Relating to the Summary Compensation Table and Grants of Plan-Based Awards Table

Annual Incentive

All our named executive officers were awarded their annual cash incentives pursuant to the EICP. The compensation committee recommended the 2023 annual cash incentive award for our named executive officers and the board approved these opportunities at its meeting on February 16, 2023. The awards at threshold, target, and maximum are reflected in columns (c), (d), and (e), respectively, of the Grants of Plan-Based Awards Table. The actual amount paid with respect to 2023 performance is reflected in column (g) of the Summary Compensation Table.

As described in the "Annual Cash Incentives" section of the "Compensation Discussion and Analysis," payment of annual cash incentive awards is dependent upon achievement of performance measures; actual payout may range from 0% to 200% of the target except for the construction services segment which may range from 0% to 240%. The DEI modifier adds or deducts up to 5% of the executives' annual incentive target based on the compensation committee's assessment.

The compensation committee has full discretion to determine the extent to which goals have been achieved, the payment level, and whether to adjust payment of awards downward based upon individual performance. For further discussion of the specific 2023 annual incentive plan performance measures and results, see the "Annual Cash Incentives" section in the "Compensation Discussion and Analysis."

Long-Term Incentive

For 2023, because of the Knife River spinoff, the compensation committee recommended long-term incentive awards for the named executive officers in the form of time-vesting restricted stock units, and the board approved the awards at its meeting on February 16, 2023. The value of the long-term incentive award is based on the grant date fair value and is included in the amount recorded in column (e) of the Summary Compensation Table and column (l) of the Grants of Plan-Based Awards Table.

The time-vesting restricted stock units shown in column (i) of the Grants of Plan-Based Awards Table are the original number of units granted prior to the conversion associated with the Knife River spinoff. For further details on the conversion of outstanding equity awards and the company's long-term incentive program, see the "Long-Term Incentives" section within the "Compensation Discussion and Analysis." The converted 2023 time-vesting restricted stock units will vest on the original vesting schedule of December 31, 2025, if the named executive officers remain employed with the company through the vesting date. Settlement of the time-vesting restricted stock units and payment of dividend equivalents will occur in February 2026.

Salary and Bonus in Proportion to Total Compensation

The following table shows the proportion of salary and bonus to total compensation as presented in the Summary Compensation Table. Bonuses for purposes of this table and the Summary Compensation Table refer to discretionary payments to named executive officers outside of our executive incentive plans as described above. No bonuses were paid to the named executive officers in 2023.

Name	Salary ($)	Bonus ($)	Total Compensation ($)	Salary and Bonus as a % of Total Compensation
David L. Goodin	1,085,000	—	7,100,593	15.3%
Jason L. Vollmer	565,000	—	2,457,791	23.0%
Jeffrey S. Thiede	550,000	—	2,267,545	24.3%
Nicole A. Kivisto	550,000	—	2,479,280	22.2%
Anne M. Jones	405,000	—	1,249,942	32.4%

Outstanding Equity Awards at Fiscal Year-End 2023

	Stock Awards			
Name (a)	Number of Shares, or Units That Have Not Vested (#) (g)[1]	Market Value of Shares, or Units That Have Not Vested ($) (h)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
David L. Goodin	301,527	5,970,235	—	—
Jason L. Vollmer	85,386	1,690,643	—	—
Jeffrey S. Thiede	84,143	1,666,031	—	—
Nicole A. Kivisto	84,143	1,666,031	—	—
Anne M. Jones	29,798	590,000	—	—

[1] The 2022 awards consisted of 75% performance shares and 25% time-vesting restricted stock units. Due to the Knife River spinoff, the 2022 performance shares were deemed achieved at 91.3% based on performance results of 74% for the period January 1, 2022 through December 31, 2022 and 100% for the period January 1, 2023 through December 31, 2023. With the performance adjustment made, the performance share awards were no longer subject to the performance-based vesting conditions but remained subject to the applicable time-vesting conditions. The 2023 award consisted 100% of time-vesting restricted stock units due to the contemplated Knife River spinoff. Upon completion of the Knife River spinoff, all outstanding awards were converted based on the pre-spin MDU Resources stock price compared to the post-spin MDU Resources stock price. See the "Long-Term Incentives" section within the "Compensation Discussion and Analysis" for further details on the company's long-term incentive program. Below is the breakdown by year of the outstanding restricted stock unit awards:

Name	2022 Award To vest in full on 12/31/24 (#)	2023 Award To vest in full on 12/31/25 (#)	Total (#)
David L. Goodin	145,555	155,972 [3]	301,527
Jason L. Vollmer	38,571	46,815	85,386
Jeffrey S. Thiede	38,571	45,572	84,143
Nicole A. Kivisto	38,571	45,572	84,143
Anne M. Jones	14,007	15,791	29,798

[2] Value based on the number of restricted stock units reflected in column (g) multiplied by $19.80, the closing stock price of the company's common stock on the last trading day of 2023.

[3] Mr. Goodin retired on January 5, 2024 and in accordance with the restricted stock unit agreement, his 2023 award will be reduced based on the number of months employed during the 36-month vesting period. As a result, his award of 155,972 restricted stock units will be reduced to 56,323 restricted stock units which will vest on December 31, 2025.

Option Exercises and Stock Vested During 2023

	Stock Awards[1]	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Name (a)	(d)	(e)
David L. Goodin	191,283	4,982,524
Jason L. Vollmer	47,007	1,202,477
Jeffrey S. Thiede	49,884	1,284,843
Nicole A. Kivisto	49,884	1,284,843
Anne M. Jones	17,077	432,638

[1] Reflects the aggregate number of shares that vested under the 2020 and 2021 LTIP awards. The 2020 LTIP award consists of performance shares for the performance period ended December 31, 2022 that were settled in shares on February 16, 2023, prior to the spinoff of Knife River, and those shares are valued at the closing stock price of $30.34 on December 31, 2022 plus dividend equivalents. The 2021 LTIP consists of restricted stock units, including performance shares that were converted into restricted stock units in connection with the spinoff of Knife River, that vested on December 31, 2023 and those shares are valued at the closing stock price of $19.80 on December 29, 2023 (the last market day of the year) plus dividend equivalents. The number of shares and value for each award is shown below:

	2020 Performance Share Awards (#)	Value at Vesting ($)	Dividend Equivalents ($)	2021 Restricted Stock Units (#)	Value at Vesting ($)	Dividend Equivalents ($)
David L. Goodin	75,369	2,286,695	193,322	115,914	2,295,097	207,410
Jason L. Vollmer	16,581	503,068	42,530	30,426	602,435	54,444
Jeffrey S. Thiede	18,371	557,376	47,122	31,513	623,957	56,388
Nicole A. Kivisto	18,371	557,376	47,122	31,513	623,957	56,388
Anne M. Jones	5,652	171,482	14,497	11,425	226,215	20,444

Pension Benefits for 2023

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)[1]	Present Value of Accumulated Benefit ($) (d)[6]	Payments During Last Fiscal Year ($) (e)
David L. Goodin	Pension	26	1,063,746	—
	Basic SISP [2]	10	2,609,192	—
	Excess SISP [5]	26	26,973	—
Jason L. Vollmer	Pension	4	20,828	—
	Basic SISP [4]	—	—	—
	Excess SISP	—	—	—
Jeffrey S. Thiede	Pension [3]	—	—	—
	Basic SISP [4]	—	—	—
	Excess SISP	—	—	—
Nicole A. Kivisto	Pension	14	211,510	—
	Basic SISP [2]	10	427,433	—
	Excess SISP	—	—	—
Anne M. Jones	Pension	25	498,183	—
	Basic SISP [4]	—	—	—
	Excess SISP	—	—	—

[1] Years of credited service related to the pension plan reflects the years of participation in the plan as of December 31, 2009, when the pension plan was frozen. Years of credited service related to the Basic SISP reflects the years toward full vesting of the benefit which is 10 years. Years of credited service related to Excess SISP reflects the same number of credited years of service as the pension plan.

[2] Amount presented for the Basic SISP assumes the participant elected to receive the benefit in the form of retirement payments.

[3] Mr. Thiede does not participate in the pension plan.

[4] Messrs. Vollmer and Thiede and Ms. Jones do not participate in the SISP.

[5] Mr. Goodin is the only named executive officer eligible to participate in the Excess SISP.

[6] The amounts shown for the pension plan, Basic SISP, and Excess SISP represent the actuarial present values of the executives' accumulated benefits accrued as of December 31, 2023, calculated using:
- a 4.73% discount rate for the Basic SISP and Excess SISP;
- a 4.82% discount rate for the pension plan;
- the Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post commencement only);
- no recognition of pre-retirement mortality; and
- assumed retirement age of 60 for the pension, Basic SISP and Excess SISP benefits and assumed retirement benefits commence at age 60 for the pension and Excess SISP and age 65 for Basic SISP benefits.

Pension Plan

The MDU Resources Group, Inc. Pension Plan for Non-Bargaining Unit Employees (pension plan) applies to employees hired before 2006 and was amended to cease benefit accruals as of December 31, 2009. The benefits under the pension plan are based on a participant's average annual salary over the 60 consecutive month period where the participant received the highest annual salary between 1999 and 2009. Benefits are paid as straight life annuities for single participants and as actuarially reduced annuities with a survivor benefit for married participants unless they choose otherwise.

Supplemental Income Security Plan

The SISP, a nonqualified defined benefit retirement plan, was offered to select key managers and executives. SISP benefits are determined by reference to levels defined within the plan. Our compensation committee, after receiving recommendations from our CEO, determined each participant's level within the plan. On February 11, 2016, the SISP was amended to exclude new participants to the plan and freeze current benefit levels for existing participants.

Basic SISP Benefits

Basic SISP is intended to augment the retirement income provided under the pension plans and is payable to the participant or their beneficiary for a period of 15 years. The Basic SISP benefits are subject to a vesting schedule where participants are 100% vested after ten years of participation in the plan.

Participants can elect to receive the Basic SISP as:

- monthly retirement benefits only;

- monthly death benefits paid to a beneficiary only; or

- a combination of retirement and death benefits, where each benefit is reduced proportionately.

Regardless of the election, if the participant dies before the SISP retirement benefit commences, only the SISP death benefit is provided.

Mr. Goodin and Ms. Kivisto are the only named executive officers eligible for the Basic SISP benefit. The amounts in the Pension Benefits table represent the present value of the vested Basic SISP benefit as of December 31, 2023, using the monthly retirement benefit shown in the table below and a discount rate of 4.73%. In the event of death, Mr. Goodin and Ms. Kivisto's beneficiaries would receive monthly death benefit payments for 15 years.

	Monthly SISP Retirement Payment ($)	Monthly SISP Death Payment ($)
David L. Goodin	23,040	46,080
Nicole A. Kivisto	6,572	13,144

Excess SISP Benefits

Excess SISP is an additional retirement benefit relating to Internal Revenue Code limitations on retirement benefits provided under the pension plans. Excess SISP benefits are equal to the difference between the monthly retirement benefits that would have been payable to the participant under the pension plans absent the limitations under the Internal Revenue Code and the actual benefits payable to the participant under the pension plans. Participants are only eligible for the Excess SISP benefits if the participant is fully vested under the pension plan, their employment terminates prior to age 65, and benefits under the pension plan are reduced due to limitations under the Internal Revenue Code on plan compensation.

In 2009, the SISP was amended to limit eligibility for the Excess SISP benefit. Mr. Goodin is the only named executive officer eligible for the Excess SISP benefit which is $812 per month. Benefits generally commence six months after the participant's employment terminates and continue to age 65 or until the death of the participant, if prior to age 65.

Both Basic and Excess SISP benefits are forfeited if the participant's employment is terminated for cause.

Nonqualified Deferred Compensation for 2023

Deferred Annual Incentive Compensation

Executives participating in the EICP could elect to defer up to 100% of their annual incentive awards which would accrue interest at a rate determined each year based on an average of the Treasury High Quality Market Corporate Bond Yield Curve for the last business day of each month for the twelve-month period from October to September. The interest rate in effect for 2023 was 4.04%. Payment of deferred amounts is in accordance with the participant's election either as lump sum or in monthly installments not to exceed 120 months, following termination of employment or beginning in the fifth year following the year the award was earned. In the event of a change in control, all amounts deferred would immediately become payable. For purposes of deferred annual incentive compensation, a change in control is defined as:

- an acquisition during a 12-month period of 30% or more of the total voting power of our stock;

- an acquisition of our stock that, together with stock already held by the acquirer, constitutes more than 50% of the total fair market value or total voting power of our stock;

- replacement of a majority of the members of our board of directors during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors; or

- acquisition of our assets having a gross fair market value at least equal to 40% of the gross fair market value of all of our assets.

The deferred compensation provision of the EICP was frozen to new contributions effective January 1, 2021.

Nonqualified Defined Contribution Plan

The company adopted the Nonqualified Defined Contribution Plan, effective January 1, 2012, to provide deferred compensation for a select group of employees. Company contributions to participant accounts were approved by the compensation committee and constitute an unsecured promise of the company to make such payments. Participant accounts capture the hypothetical investment experience based on the participant's elections. Participants may select from a group of investment options including fixed income, balance/asset allocation, and various equity offerings. Contributions made prior to 2017 vest four years after each contribution while contributions made in and after 2017 vest ratably over a three-year period in accordance with the terms of the plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon separation from service with the company. Plan benefits become fully vested if the participant dies while actively employed. Benefits are forfeited if the participant's employment is terminated for cause. The Nonqualified Defined Contribution Plan was frozen to new participants and contributions effective January 1, 2021.

MDU Resources Group, Inc. Deferred Compensation Plan

The company adopted the Deferred Compensation Plan, effective January 1, 2021, to replace the option to defer annual incentive payments available under the EICP and company contributions to participants' accounts through the Nonqualified Defined Contribution Plan. Under the Deferred Compensation Plan, participants can defer up to 80% of base salary and up to 100% of their annual incentive payment. The company provides discretionary credits to select individuals recommended by the CEO and approved by the compensation committee, similar to the prior Nonqualified Defined Contribution Plan. Participants are 100% vested in their contributions of salary and/or annual incentive but vesting of discretionary employer credits occurs ratably over three years. Participants can establish one or more retirement or in-service accounts which capture the hypothetical investment experience based on a suite of investment options similar to the Nonqualified Defined Contribution Plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments over a period of years upon a qualifying distribution event. Plan benefits become fully vested if the participant dies or becomes disabled while actively employed. Benefits are forfeited if the participant's employment is terminated for cause.

The table below includes individual deferrals of salary and/or annual incentive and company contributions made during 2023 under the Deferred Compensation Plan. Aggregate earnings and the balance represent the combined participant earnings and participant balances under all three nonqualified plans.

Name (a)	Executive Contributions in Last FY ($) (b)[1]	Registrant Contributions in Last FY ($) (c)[2]	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
David L. Goodin	—	—	162,398	—	4,101,728
Jason L. Vollmer	38,954	84,750	82,116	—	550,229
Jeffrey S. Thiede	—	100,000	185,134	—	1,543,359
Nicole A. Kivisto	—	—	6,302	—	159,164
Anne M. Jones	21,830	40,500	62,839	—	470,187

[1] These amounts are included in the amount reported in column (c) of the Summary Compensation Table for 2023.

[2] The amounts are included in the amounts reported in column (i) of the Summary Compensation Table for 2023.

Potential Payments upon Termination or Change in Control

The Potential Payments upon Termination or Change in Control Table shows the payments and benefits our named executive officers would receive in connection with a variety of employment termination scenarios or upon a change in control. The scenarios include:

- Voluntary or Not for Cause Termination;

- Death;

- Disability;

- Change in Control with Termination; and

- Change in Control without Termination.

For the named executive officers, the information assumes the terminations or the change in control occurred on December 31, 2023.

The table excludes compensation and benefits our named executive officers would earn during their employment with us whether or not a termination or change of control event had occurred. The table also does not include benefits under plans or arrangements generally available to all salaried employees and that do not discriminate in favor of the named executive officers, such as benefits under our qualified defined benefit pension plan (for employees hired before 2006), accrued vacation pay, continuation of health care benefits, and life insurance benefits. The tables also do not include pension or SISP benefits as described in the "Pension Benefits for 2023" Table or deferred compensation under our EICP, Nonqualified Defined Contribution Plan, or Deferred Compensation Plan. These amounts are shown and explained in the "Nonqualified Deferred Compensation for 2023" Table.

Compensation

We typically do not have employment or severance agreements with our executives entitling them to specific payments upon termination of employment or a change in control of the company. The compensation committee generally considers providing severance benefits on a case-by-case basis. Any post-employment or change in control benefits available to our executives are addressed within our incentive and retirement plans. Because severance payments are discretionary, no amounts are presented in the tables.

All our named executive officers were granted their 2023 annual incentive award under the EICP, which has no change in control provision in regards to annual incentive compensation other than for deferred compensation. The EICP requires participants to remain employed with the company through the service year to be eligible for a payout unless otherwise determined by the compensation committee for named executive officers or employment termination after age 65. All our scenarios assume a termination or change in control event on December 31. In these scenarios, the named executive officers would be considered employed for the entire performance period and would be eligible to receive their annual incentive award based on the level that the performance measures were achieved. Therefore, no amounts are shown for annual incentives in the tables for our named executive officers, as they would be eligible to receive their annual incentive award with or without a termination or change in control on December 31, 2023.

All named executive officers received their equity share awards under the LTIP, which after the spinoff of Knife River consist entirely of time-vesting restricted stock units.

For 2023, a change in control (with or without termination), is defined in the LTIP as:

- the acquisition by an individual, entity, or group of 20% or more of our outstanding common stock;

- a majority of our board of directors whose election or nomination was not approved by a majority of the incumbent board members;

- consummation of a merger or similar transaction or sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding common stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding common stock or voting power except for any such ownership that existed before the merger and at least a majority of the board of the resulting corporation is comprised of our directors; or

- stockholder approval of our liquidation or dissolution.

In the case of a change in control (with or without termination) the outstanding time-vesting restricted stock unit awards would become fully vested for the named executive officers.

The restricted stock unit award agreement provides that time-vesting restricted stock units are forfeited if the participant's employment terminates for situations other than death, disability or before the participant has reached age 55 with 10 years of service. If a participant's employment terminates after reaching age 55 and completing 10 years of service, time-vesting restricted stock units are prorated as follows:

• termination of employment during the first year of the vesting period = time-vesting restricted stock units are forfeited;

• termination of employment during the second year of the vesting period = time-vesting restricted stock units are prorated based on the number of months employed during the vesting period; and

• termination of employment during the third year of the vesting period = full amount of any time-vesting restricted stock units are received.

In situations of death or disability, the time-vesting restricted stock units would be prorated based on the number of full months of employment completed prior to death or disability during the vesting period.

For 2023, our outstanding awards include time-vesting restricted stock units granted in 2021, 2022 and 2023. The time-vesting restricted stock units granted in 2021 vested on December 31, 2023 pursuant to their terms. In the case of voluntary or not for cause termination on December 31, 2023, Messrs. Goodin and Thiede and Ms. Jones would forfeit their 2023 time-vesting restricted stock units but vest in their 2022 time-vesting restricted stock units based on a proration of 24 out of 36 months (2/3). Since neither Ms. Kivisto or Mr. Vollmer have reached age 55, in the case of voluntary or not for cause termination on December 31, 2023, they would forfeit their time-vesting restricted stock units.

In the case of termination due to death or disability on December 31, 2023, all our named executive officers would vest in 1/3 of the 2023 time-vesting restricted stock units based on 12 out of 36 months of the vesting period and 2/3 of the 2022 time-vesting restricted stock units based on 24 out of 36 months of the vesting period.

For purposes of calculating the time-vesting restricted stock units value shown in the Potential Payments upon Termination or Change in Control Table, the number of vesting shares was multiplied by the closing stock price for the last market day of the year, which was $19.80 on December 29, 2023. Dividend equivalents based on the number of vesting shares are also included in the amounts presented.

Benefits

Disability
We provide disability benefits to some of our salaried employees equal to 60% of their base salary, subject to a salary limit of $200,000 for officers and $100,000 for other salaried employees. For all eligible employees, disability payments continue until as follows:

Age When Disabled	Benefits Payable
Prior to age 60	To age 65
Ages 60 to 64	60 months
Ages 65-67	To age 70
Age 68 and over	24 months

Disability benefits are reduced for amounts paid as retirement benefits which include pension and SISP benefits. The disability payments in the Potential Payments upon Termination or Change in Control Table reflect the present value of the disability benefits attributable to the additional $100,000 of base salary recognized for executives under our disability program, subject to the 60% limitation, after reduction for amounts that would be paid as retirement benefits. For Mr. Vollmer and Mss. Kivisto and Jones, who participate in the pension plan, the amount represents the present value of the disability benefit after reduction for retirement benefits using a discount rate of 4.82%. Because Mr. Goodin's retirement benefits are greater than the disability benefit, the amount shown is zero. For Mr. Thiede, who does not participate in the pension plan, the amount represents the present value of the disability benefit without reduction for retirement benefits using the discount rate of 4.73%, which is considered a reasonable rate for purposes of the calculation.

Potential Payments upon Termination or Change in Control Table

Executive Benefits and Payments upon Termination or Change of Control	Voluntary or Not for Cause Termination ($)	Death ($)	Disability ($)	Change of Control (With Termination) ($)	Change of Control (Without Termination) ($)
David L. Goodin					
Compensation:					
Restricted Stock Units	4,541,509	5,603,292	5,603,292	8,746,358	8,746,358
Benefits and Perquisites:					
Disability Benefits	—	—	—	—	—
Total	4,541,509	5,603,292	5,603,292	8,746,358	8,746,358
Jason L. Vollmer					
Compensation:					
Restricted Stock Units	—	1,515,893	1,515,893	2,423,442	2,423,442
Benefits and Perquisites:					
Disability Benefits	—	—	262,802	—	—
Total	—	1,515,893	1,778,695	2,423,442	2,423,442
Jeffrey S. Thiede					
Compensation:					
Restricted Stock Units	1,220,666	1,530,899	1,530,899	2,421,524	2,421,524
Benefits and Perquisites:					
Disability Benefits	—	—	267,749	—	—
Total	1,220,666	1,530,899	1,798,648	2,421,524	2,421,524
Nicole A. Kivisto					
Compensation:					
Restricted Stock Units	—	1,530,899	1,530,899	2,421,524	2,421,524
Benefits and Perquisites:					
Disability Benefits	—	—	214,175	—	—
Total	—	1,530,899	1,745,073	2,421,524	2,421,524
Anne M. Jones					
Compensation:					
Restricted Stock Units	442,877	550,374	550,374	863,478	863,478
Benefits and Perquisites:					
Disability Benefits	—	—	115,193	—	—
Total	442,877	550,374	665,567	863,478	863,478

CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing information regarding the relationship of the annual total compensation of David L. Goodin, our president and chief executive officer in 2023, to the annual total compensation of our median employee.

Our employee workforce fluctuates during the year largely depending on the seasonality, number, and size of construction project activity conducted by our businesses. Approximately 70% of our employee workforce is employed under union bargained labor contracts which define compensation and benefits for participants that may include payments made by the company associated with employee participation in union benefit and pension plans.

We identified the median employee by examining the 2023 taxable wage information for all individuals on the company's payroll records as of December 31, 2023, excluding Mr. Goodin. All of the company's employees are located in the United States. We made no adjustments to annualize compensation for individuals employed for only part of the year. We selected taxable wages as reported to the IRS on Form W-2 for 2023 to identify the median employee as it includes substantially all of the compensation for our median employee and provided a reasonably efficient and cost-effective manner for the identification of the median employee. Our median employee works for our natural gas distribution business with compensation consisting of wages and company 401(k) contributions.

Once identified, we categorized the median employee's compensation using the same methodology as the compensation components reported in the Summary Compensation Table. For 2023, the total annual compensation of Mr. Goodin as reported in the Summary Compensation Table included in this Proxy Statement was $7,100,593, and the total annual compensation of our median employee was $109,485. Based on this information, the 2023 ratio of annual total compensation of Mr. Goodin to the median employee was 65 to 1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing information regarding the Compensation Actually Paid (CAP), as defined by SEC rules, to our named executive officers versus company financial performance. The CAP amounts shown in the table below do not reflect the actual amount of compensation earned by or paid to our named executive officers during the applicable year.

Year[1]	Summary Compensation Table Total Compensation for Principal Executive Officer (PEO)[2] ($)	Compensation Actually Paid to PEO[3] ($)	Average Summary Compensation Table Total Compensation for Non-PEO Named Executive Officers[4] ($)	Average Compensation Actually Paid to Non-PEO Named Executive Officers[5] ($)	Value of initial fixed $100 investment based on:		Net Income[8] (in thousands) ($)	Company Selected Measure - Business Segment Earnings[9] (in thousands) ($)
					Total Stockholder Return[6] ($)	Peer Group Total Stockholder Return[7] ($)		
2023	7,100,593	4,987,034	2,113,640	1,648,546	110.18	136.68	414,707	288,170
2022	5,257,288	5,644,274	1,901,639	1,998,863	111.98	123.90	367,489	379,149
2021	5,210,467	7,143,972	1,810,584	2,273,834	110.37	128.00	378,131	385,210
2020	6,423,410	5,664,783	2,042,921	1,901,274	91.69	101.04	390,205	394,570

[1] Our PEO for years 2020 through 2023 was David L. Goodin. Our non-PEO named executive officers were as follows:

- 2020 to 2022 - Jason L. Vollmer, David C. Barney, Jeffrey S. Thiede and Nicole A. Kivisto

- 2023 - Jason L. Vollmer, Jeffrey S. Thiede, Nicole A. Kivisto and Anne M. Jones

[2] Represents Mr. Goodin's total compensation as shown in the Summary Compensation Table (SCT) for the respective years.

[3] To arrive at 2023 CAP for Mr. Goodin, total compensation as reported in the 2023 SCT was adjusted for the following:

	2023
SCT Total Compensation for the PEO	7,100,593
less: Reported Value of Stock Awards in the SCT[a]	3,359,339
plus: Stock Award Adjustments[a,b]	1,418,874
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	173,094
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
CAP for the PEO	4,987,034

[a] Equity compensation grant date and year-end fair value for time-vesting awards was determined by the closing stock price on the date of grant or year-end, as applicable.

[b] Stock Award Adjustments in determining CAP:

Year	Year-end Fair Value of Equity Awards Granted in the Year that are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Award Granted in Prior Years that Vested in the Year	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	3,088,246	(783,245)	—	(886,127)	—	—	1,418,874

[4] Represents the average total compensation of our non-PEO named executive officers as shown in the SCT for the respective year.

[5] To arrive at the Average 2023 CAP for our non-PEO named executive officers, total compensation as reported in the 2023 SCT was adjusted for the following:

Average of SCT Total Compensation for Non-PEO Named Executive Officers	2,113,640
less: Reported Value of Stock Awards in the SCT[a]	827,266
plus: Stock Award Adjustments[a,b]	386,066
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	23,894
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
Average CAP for the Non-PEO Named Executive Officers	1,648,546

[a] Equity compensation grant date and year-end fair value for time-vesting awards was determined by the closing stock price on the date of grant or year-end, as applicable.

[b] Stock Award Adjustments in determining CAP:

Year	Year-end Fair Value of Equity Awards Granted in the Year that are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Award Granted in Prior Years that Vested in the Year	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	761,063	(174,537)	—	(200,460)	—	—	386,066

[6] Represents value of $100 invested in company stock on December 31, 2019, as of December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023, assuming dividends are reinvested in company stock at the frequency paid.

[7] Represents the value of $100 invested in the compensation peer group company stock on December 31, 2019, as of December 31, 2020, December 31, 2021, December 31, 2022, and December 31, 2023, assuming dividends are reinvested in the compensation peer group stock at the frequency paid. Returns of each peer group company are weighted according to the peer group company's market capitalization at the beginning of the period. Our compensation benchmarking peer group companies for 2020, 2021, 2022 and 2023 included:

2020 and 2021	2022 and 2023*
Alliant Energy	Alliant Energy
Ameren Corporation	Ameren Corporation
Atmos Energy Corporation	Atmos Energy Corporation
Black Hills Corporation	Black Hills Corporation
CMS Energy Corporation	CMS Energy Corporation
Dycom Industries, Inc.	Dycom Industries, Inc.
EMCOR Group, Inc.	EMCOR Group, Inc.
Evergy, Inc.	Evergy, Inc.
Granite Construction Incorporated	Granite Construction Incorporated
Jacobs Engineering Group Inc.	KRB, Inc.
KRB, Inc.	Martin Marietta Materials, Inc.
Martin Marietta Materials, Inc.	MasTec, Inc.
MasTec, Inc.	MYR Group, Inc.*
NiSource Inc.	NiSource Inc.
Pinnacle West Capital Corporation	Pinnacle West Capital Corporation
Portland General Electric Company	Portland General Electric Company
Quanta Services, Inc.	Quanta Services, Inc.
Southwest Gas Holdings, Inc.	Southwest Gas Holdings, Inc.
Summit Materials, Inc.	Summit Materials, Inc.
Vulcan Materials Company	Vulcan Materials Company
WEC Energy Group, Inc.	WEC Energy Group, Inc.

* Jacobs Engineering Group, Inc. was replaced with MYR Group Inc. in 2022 due to size.

Total stockholder return for the peer group companies were as follows:

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
2020 & 2021 Peer Group	$ 100.00	$ 101.04	$ 128.00	$ 124.22	$ 136.60
2022 & 2023 Peer Group	$ 100.00	$ 100.01	$ 126.85	$ 123.90	$ 136.68

8 Represents GAAP Net Income reported for the company in 2020, 2021, 2022 and 2023.

9 Business segment earnings represent the earnings generated by our strategic business units lead by our non-corporate executives. The combined earnings of each of these strategic business units plus results of activities classified as Other and Discontinued Operations reflect net income as reported in our financial statements as follows:

	2023	2022	2021	2020
Electric & Natural Gas Distribution	120,079	102,248	103,502	99,650
Pipeline	46,918	35,288	40,896	37,012
Construction Services	137,230	124,781	109,402	109,721
Construction Materials & Contracting	(18,456)	116,220	129,755	147,325
Business Segment Earnings[1]	**285,771**	**378,537**	**383,555**	**393,708**
Other	128,936	(11,048)	(5,424)	(3,503)
Net Income	**414,707**	**367,489**	**378,131**	**390,205**
[1] Business Segment Earnings includes earnings from continuing and discontinued operations associated with each business segment.				
Business Segment Earnings	285,771	378,537	383,555	393,708
Adjustments approved by the Compensation Committee for Incentive Purposes	2,399	612	1,655	862
Business Segment Earnings for Incentive Purposes[2]	**288,170**	**379,149**	**385,210**	**394,570**

[2] Business Segment Earnings are adjusted for certain events approved by the compensation committee. Business Segment Earnings for incentive compensation purposes.

2023 Most Important Financial Measures

The financial performance measures identified as the most important measures used by the company to link PEO and non-PEO named executive officer 2023 CAP to company performance are listed below in unranked order each of which is described in more detail in the "Compensation Discussion and Analysis".

Performance Metrics Most Closely Linked to CAP for 2023
Business Segment Earnings
Electric & Natural Gas Distribution Earnings
Construction Services Earnings before income tax, interest, depreciation and amortization (EBITDA)
Strategic Initiatives including work associated with the spinoff of Knife River and the strategic review of the construction services business to maximize its value.

Descriptions of the Information Presented in the Pay Versus Performance Table

We are providing the following graphics to illustrate the relationship between our PEO CAP and our non-PEO named executive officers' CAP as a group and company performance, as set forth and described in and under the "Pay Versus Performance" table, including the company's cumulative TSR, net income and Business Segment Earnings. In addition, we are providing a graphic to illustrate the relationship between the company's cumulative TSR and our compensation benchmarking peer group's cumulative TSR.

CAP vs. TSR

Our TSR is a reflection of our stock price and dividends paid over a period of time and is important to stockholders as it measures the performance of an investment in our company stock in the marketplace. The following chart depicts the PEO and average non-PEO named executive officer CAP compared to the value of $100 invested in company and peer company stock on December 31, 2019 as of December 31, 2020, December 31, 2021, December 31, 2022, and December 31, 2023, assuming dividends are reinvested in company stock at the frequency paid.



CAP vs. Net Income

The following charts depicts the PEO and average non-PEO named executive officer CAP compared to the company's net income for 2020, 2021, 2022 and 2023.



CAP vs. Business Segment Earnings

The following charts depicts the PEO and average non-PEO named executive officer CAP compared to the company's Business Segment Earnings for 2020, 2021, 2022 and 2023.



AUDIT MATTERS

ITEM 3: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2024

The audit committee at its February 2024 meeting appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2024. The board of directors concurred with the audit committee's decision. Deloitte & Touche LLP has served as our independent registered public accounting firm since fiscal year 2002.

Although your ratification vote will not affect the appointment or retention of Deloitte & Touche LLP for 2024, the audit committee will consider your vote in determining its appointment of our independent registered public accounting firm for the next fiscal year. The audit committee, in appointing our independent registered public accounting firm, reserves the right, in its sole discretion, to change an appointment at any time during a fiscal year if it determines that such a change would be in our best interests.

A representative of Deloitte & Touche LLP will be present at the annual meeting and will be available to respond to appropriate questions. We do not anticipate that the representative will make a prepared statement at the annual meeting; however, they will be free to do so if they choose.

> **The board of directors recommends a vote "for" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2024.**

Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2024 requires the affirmative vote of a majority of our common stock present in person or represented by proxy at the annual meeting and entitled to vote on the proposal. Abstentions will count as votes against this proposal.

Annual Evaluation and Selection of Deloitte & Touche LLP

The audit committee annually evaluates the performance of its independent registered public accounting firm, including the senior audit engagement team, and determines whether to re-engage the current independent accounting firm or consider other firms. Factors considered by the audit committee in deciding whether to retain the current independent accounting firm include:

• Deloitte & Touche LLP's capabilities considering the complexity of our business and the resulting demands placed on Deloitte & Touche LLP in terms of technical expertise and knowledge of our industry and business;

• the quality and candor of Deloitte & Touche LLP's communications with the audit committee and management;

• Deloitte & Touche LLP's independence;

• the quality and efficiency of the services provided by Deloitte & Touche LLP, including input from management on Deloitte & Touche LLP's performance and how effectively Deloitte & Touche LLP demonstrated its independent judgment, objectivity, and professional skepticism;

• the workload capacity and resources of Deloitte & Touche LLP's senior audit engagement team;

• external data on audit quality and performance, including recent Public Company Accounting Oversight Board reports on Deloitte & Touche LLP and its peer firms; and

• the appropriateness of Deloitte & Touche LLP's fees, tenure as our independent auditor, including the benefits of a longer tenure, and the controls and processes in place that help ensure Deloitte & Touche LLP's continued independence.

Based on this evaluation, the audit committee and the board believe that retaining Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2024, is in the best interests of our company and its stockholders.

In accordance with rules applicable to mandatory partner rotation, Deloitte & Touche LLP's lead engagement partner for our audit was changed in 2022. The audit committee oversees the process for, and ultimately approves, the selection of the lead engagement partner.

Audit Fees and Non-Audit Fees

The following table summarizes the aggregate fees that our independent registered public accounting firm, Deloitte & Touche LLP, billed or is expected to bill us for professional services rendered for 2022 and 2023:

	2022	2023
Audit Fees [1]	$ 3,160,291	$ 3,080,040
Audit-Related Fees [2]	1,319,159	$ 2,150,954
Tax Fees	—	—
All Other Fees	—	—
Total Fees [3]	$ 4,479,450	$ 5,230,994
Ratio of Tax and All Other Fees to Audit and Audit-Related Fees	0 %	0 %

[1] Audit fees for 2022 and 2023 consisted of fees for the annual audit of our consolidated financial statements and internal control over financial reporting, statutory and regulatory audits, reviews of quarterly financial statements, comfort letters in connection with securities offerings, and other filings with the SEC.

[2] Fees for Knife River and MDU Construction Services Group audits in connection with the company's separation of Knife River and intent to separate MDU Construction Services Group and other filings with the SEC.

[3] Total fees reported above include out-of-pocket expenses related to the services provided of $181,026 for 2022 and $419,766 for 2023.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The audit committee pre-approved all services Deloitte & Touche LLP performed in 2023 and 2022 in accordance with the pre-approval policy and procedures the audit committee adopted in 2003. This policy is designed to achieve the continued independence of Deloitte & Touche LLP and to assist in our compliance with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 and related rules of the SEC.

The policy defines the permitted services in each of the audit, audit-related, tax, and all other services categories, as well as prohibited services. The pre-approval policy requires management to submit annually for approval to the audit committee a service plan describing the scope of work and anticipated cost associated with each category of service. At each regular audit committee meeting, management reports on services performed by Deloitte & Touche LLP and the fees paid or accrued through the end of the quarter preceding the meeting. Management may submit requests for additional permitted services before the next scheduled audit committee meeting to the designated member of the audit committee, currently David M. Sparby, for approval. The designated member updates the audit committee at the next regularly scheduled meeting regarding any services approved during the interim period. At each regular audit committee meeting, management may submit to the audit committee for approval a supplement to the service plan containing any request for additional permitted services.

In addition, prior to approving any request for audit-related, tax, or all other services of more than $50,000, Deloitte & Touche LLP are required to provide a statement setting forth the reasons why rendering of the proposed services does not compromise Deloitte & Touche LLP's independence. This description and statement by Deloitte & Touche LLP may be incorporated into the service plan or included as an exhibit thereto or may be delivered in a separate written statement.

AUDIT COMMITTEE REPORT

The audit committee assists the board in fulfilling its oversight responsibilities and serves as a communication link among the board, management, the independent auditors, and the internal auditors. The audit committee (a) assists the board's oversight of (i) the integrity of the company's financial reporting process and system of internal controls, (ii) the company's compliance with legal and regulatory requirements and the code of conduct, (iii) the independent auditors' qualifications and independence, (iv) the performance of the company's internal audit function and independent auditors, and (v) the company's management of risks in the audit committee's areas of responsibility; (b) arranges for the preparation of and approves the report that SEC rules require be included in the company's annual proxy statement; and (c) is also responsible for the appointment, compensation, retention, and oversight of the independent auditors including pre-approval of all audit and non-audit services by the independent auditors. The audit committee acts under a written charter which it reviews at least annually and a copy of which is available on our website.

Management has primary responsibility for the company's financial statements and the reporting process, including the systems of internal control over financial reporting. The independent auditors are responsible for performing an independent audit of the company's consolidated financial statements, issuing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, and assessing the effectiveness of the company's internal controls over financial reporting. The audit committee oversees the company's financial reporting process and internal controls on behalf of the board.

In performing its oversight responsibilities in connection with our financial statements for the year ended December 31, 2023, the audit committee:

- reviewed and discussed the audited financial statements with management;

- discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and

- received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the audit committee concerning independence and discussed with the independent auditors their independence.

Based on the review and discussions referred to above, the audit committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023, for filing with the SEC. The audit committee has appointed Deloitte & Touche LLP as the company's independent auditors for 2024. Stockholder ratification of this appointment is included as Item 3 in these proxy materials.

David M. Sparby, Chair
James H. Gemmel
Chenxi Wang

INFORMATION ABOUT THE ANNUAL MEETING

Who Can Vote	Stockholders of record at the close of business on March 15, 2024, are entitled to vote each share they owned on that date on each matter presented at the meeting and any adjournment(s) thereof. As of March 15, 2024, we had 203,888,237 shares of common stock outstanding each entitled to one vote per share.
Distribution of Our Proxy Materials Using Notice and Access	We distributed proxy materials to certain of our stockholders via the Internet under the SEC's "Notice and Access" rules to reduce our costs and decrease the environmental impact of our proxy materials. Using this method of distribution, on or about March 29, 2024, we mailed a Notice Regarding the Availability of Proxy Materials (Notice) that contains basic information about our 2024 annual meeting and instructions on how to view all proxy materials, and vote electronically, on the Internet. If you received the Notice and prefer to receive a paper copy of the proxy materials, follow the instructions in the Notice for making this request and the materials will be sent promptly to you via your preferred method.
How to Vote	**You are encouraged to vote in advance of the meeting using one of the following voting methods, even if you are planning to attend the 2024 Annual Meeting of Stockholders.**

Registered Stockholders: Stockholders of record who hold their shares directly with our stock registrar can vote any one of four ways:

 **By Internet**: Go to the website shown on the Notice or Proxy Card, if you received one, and follow the instructions.

 **By Telephone:** Call the telephone number shown on the Notice or Proxy Card, if you received one, and follow the instructions given by the voice prompts.

Voting via the Internet or by telephone authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the Proxy Card by mail. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 13, 2024.

 **By Mail:** If you received a paper copy of the Proxy Statement, Annual Report, and Proxy Card, mark, sign, date, and return the Proxy Card in the postage-paid envelope provided.

 **In Person:** Attend the annual meeting, or send a personal representative with an appropriate proxy, to vote by ballot at the meeting.

Beneficial Stockholders: Stockholders whose shares are held beneficially in the name of a bank, broker, or other holder of record (sometimes referred to as holding shares "in street name"), will receive voting instructions from said bank, broker, or other holder of record. **If you wish to vote in person at the meeting, you must obtain a legal proxy from your bank, broker, or other holder of record of your shares and present it at the meeting.**

See discussion below regarding the MDU Resources Group, Inc. 401(k) Plan for voting instructions for shares held under our 401(k) plan.

Revoking Your Proxy or Changing Your Vote	You may change your vote at any time before the proxy is exercised.

Registered Stockholders:

- *If you voted by mail*: you may revoke your proxy by executing and delivering a timely and valid later dated proxy, by voting by ballot at the meeting, or by giving written notice of revocation to the corporate secretary.
- *If you voted via the Internet or by telephone*: you may change your vote with a timely and valid later Internet or telephone vote, as the case may be, or by voting by ballot at the meeting.
- Attendance at the meeting will not have the effect of revoking a proxy unless (1) you give proper written notice of revocation to the corporate secretary before the proxy is exercised, or (2) you vote by ballot at the meeting.

Beneficial Stockholders: Follow the specific directions provided by your bank, broker, or other holder of record to change or revoke any voting instructions you have already provided. Alternatively, you may vote your shares by ballot at the meeting if you obtain a legal proxy from your bank, broker, or other holder of record and present it at the meeting.

Discretionary Voting Authority

If you complete and submit your proxy voting instructions, the individuals named as proxies will follow your instructions. If you are a stockholder of record and you submit proxy voting instructions but do not direct how to vote on each item, the individuals named as proxies will vote as the board recommends on each proposal. The individuals named as proxies will vote on any other matters properly presented at the annual meeting in accordance with their discretion. Our bylaws set forth requirements for advance notice of any nominations or agenda items to be brought up for voting at the annual meeting, and we have not received timely notice of any such matters, other than the items from the board of directors described in this Proxy Statement.

Voting Standards

A majority of outstanding shares of stock entitled to vote must be present in person or represented by proxy to hold the meeting. Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present at the annual meeting.

If you are a beneficial holder and do not provide specific voting instruction to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in broker non-votes, on proposals other than the ratification of the selection of our independent registered public accounting firm for 2024.

The following chart describes the proposals to be considered at the annual meeting, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted:

Item No.	Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
1	Election of Directors	For, against, or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee.	No effect	No effect
2	Advisory Vote to Approve the Compensation Paid to the Company's Named Executive Officers	For, against, or abstain	The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote thereon	Same effect as votes against	No effect
3	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2024	For, against, or abstain	The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote thereon	Same effect as votes against	Brokers have discretion to vote

Proxy Solicitation

The board of directors is furnishing proxy materials to solicit proxies for use at the Annual Meeting of Stockholders on May 14, 2024, and any adjournment(s) thereof. Proxies are solicited principally by mail, but directors, officers, and employees of MDU Resources Group, Inc. or its subsidiaries may solicit proxies personally, by telephone, or by electronic media, without compensation other than their regular compensation. Okapi Partners, LLC, additionally will solicit proxies for approximately $9,500 plus out-of-pocket expenses. We will pay the cost of soliciting proxies and will reimburse brokers and others for forwarding proxy materials to stockholders.

Electronic Delivery of Proxy Statement and Annual Report Documents

For stockholders receiving proxy materials by mail, you can elect to receive an email in the future that will provide electronic links to these documents. Opting to receive your proxy materials online will save the company the cost of producing and mailing documents to your home or business and will also give you an electronic link to the proxy voting site.

- **Registered Stockholders:** If you vote on the Internet, simply follow the prompts for enrolling in the electronic proxy delivery service. You may also enroll in the electronic proxy delivery service at any time in the future by going directly to http://enroll.icsdelivery.com/mdu to request electronic delivery. You may revoke an electronic delivery election at this site at any time.

Electronic Delivery of Proxy Statement and Annual Report Documents Cont.	• **Beneficial Stockholders:** If you hold your shares in a brokerage account, you may also have the opportunity to receive copies of the proxy materials electronically. You may enroll in the electronic proxy delivery service at any time by going directly to http://enroll.icsdelivery.com/mdu to request electronic delivery. You may also revoke an electronic delivery election at this site at any time. In addition, you may also check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of this service or contact your bank or broker to request electronic delivery.
Householding of Proxy Materials	In accordance with a procedure called "householding," which has been approved by the SEC, we are sending only one Notice or Annual Report and one Proxy Statement, as applicable, to eligible stockholders who share a single address unless we received instructions to the contrary from any stockholder at that address. This practice is designed to reduce our printing and postage costs. However, if a stockholder of record wishes to receive a separate Notice or Annual Report and Proxy Statement, as applicable, in the future, he or she may contact the Office of the Treasurer at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506-5650, Telephone Number: (701) 530-1000. Eligible stockholders of record who receive multiple copies of our Notice or Annual Report and Proxy Statement, as applicable, can request householding by contacting us in the same manner. Stockholders who own shares through a bank, broker, or other nominee can request householding by contacting such bank, broker, or other nominee.
	We will promptly deliver, upon written or oral request, a separate copy of the Annual Report to Stockholders and Proxy Statement to a stockholder at a shared address to which a single copy of the document was delivered.
MDU Resources Group, Inc. 401(k) Plan	This Proxy Statement is being used to solicit voting instructions from participants in the MDU Resources Group, Inc. 401(k) Plan with respect to shares of our common stock that are held by the trustee of the plan for the benefit of plan participants. If you are a plan participant and also own other shares as a registered stockholder or beneficial owner, you will separately receive a Notice or proxy materials to vote those other shares you hold outside of the MDU Resources Group, Inc. 401(k) Plan. If you are a plan participant, you must instruct the plan trustee to vote your shares by utilizing one of the methods described on the voting instruction form that you receive in connection with shares held in the plan. If you do not give voting instructions, the trustee generally will vote the shares allocated to your personal account in accordance with the recommendations of the board of directors. Your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on May 9, 2024.
Annual Meeting Admission and Guidelines	**Admission:** All stockholders as of the record date of March 15, 2024, are cordially invited to attend the annual meeting. **You must request an admission ticket to attend.** If you are a stockholder of record and plan to attend the meeting, please contact MDU Resources by email at CorporateSecretary@mduresources.com or by telephone at 701-530-1010 to request an admission ticket. A ticket will be sent to you by mail.
	If your shares are held beneficially in the name of a bank, broker, or other holder of record, and you plan to attend the annual meeting, you will need to submit a written request for an admission ticket by mail to: Investor Relations, MDU Resources Group, Inc., P.O. Box 5650, Bismarck, ND 58506 or email at CorporateSecretary@mduresources.com. The request must include proof of stock ownership as of March 15, 2024, such as a bank or brokerage firm account statement or a legal proxy from the bank, broker, or other holder of record confirming ownership. A ticket will be sent to you by mail.
	Requests for admission tickets must be received no later than May 7, 2024. You must present your admission ticket and state-issued photo identification, such as a driver's license, to gain admittance to the meeting.
	Guidelines: The use of cameras or sound recording equipment is prohibited except by the media or those employed by the company to provide a record of the proceedings. The use of cell phones and other personal communication devices is also prohibited during the meeting. All devices must be turned off or muted. No firearms or weapons, banners, packages, or signs will be allowed in the meeting room. MDU Resources Group, Inc. reserves the right to inspect all items, including handbags and briefcases, that enter the meeting room.

Conduct of the Meeting	Neither the board of directors nor management intends to bring before the meeting any business other than the matters referred to in the Notice of Annual Meeting and this Proxy Statement. We have not been informed that any other matter will be presented at the meeting by others. However, if any other matters are properly brought before the annual meeting, or any adjournment(s) thereof, your proxies include discretionary authority for the persons named in the proxy to vote or act on such matters in their discretion.
Stockholder Proposals, Director Nominations, and Other Items of Business for 2025 Annual Meeting	**Stockholder Proposals for Inclusion in Next Year's Proxy Statement:** To be included in the proxy materials for our 2025 annual meeting, a stockholder proposal must be received by the corporate secretary no later than November 29, 2024, unless the date of the 2025 annual meeting is more than 30 days before or after May 14, 2025, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials. The proposal must also comply with all applicable requirements of Rule 14a-8 under the Securities Exchange Act of 1934. **Director Nominations From Stockholders for Inclusion in Next Year's Proxy Statement:** If a stockholder or group of stockholders wishes to nominate one or more director candidates to be included in our proxy statement for the 2025 annual meeting through our proxy access bylaw provision, we must receive proper written notice of the nomination not later than 120 days or earlier than 150 days before the anniversary date that the definitive proxy statement was first released to stockholders in connection with the annual meeting, or between October 30, 2024 and November 29, 2024. In the event that the 2025 annual meeting is more than 30 days before or after May 14, 2025, the notice must be delivered no earlier than the 150th day prior to such meeting and no later than the 120th day prior to such meeting or the 10th day following the date on which public announcement of the meeting date is first made. The requirements of such notice can be found in our bylaws, a copy of which is on our website, at https://investor.mdu.com/governance/governance-documents. In addition, Rule 14a-19 under the Exchange Act requires additional information be included in director nomination notices, including a statement that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. If any change occurs with respect to such stockholder's intent to solicit the holders of shares representing at least 67% of such voting power, such stockholder must notify us promptly. **Director Nominations and Other Stockholder Proposals Raised From the Floor at the 2025 Annual Meeting of Stockholders:** Under our bylaws, if a stockholder intends to nominate a person as a director, or present other items of business at an annual meeting, the stockholder must provide written notice of the director nomination or stockholder proposal not earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders and not later than the close of business of the 90th day prior to the first anniversary of the preceding year's annual meeting of stockholders. Notice of director nominations or stockholder proposals for our 2025 annual meeting must be received between January 14, 2025 and February 13, 2025, and meet all the requirements and contain all the information, including the completed questionnaire for director nominations, provided by our bylaws. Notwithstanding the foregoing, in the event the 2025 annual meeting is scheduled to be held more than 30 days prior to or after May 14, 2025, then to be timely such notice must be received by the us no earlier than the 120th day prior to the scheduled date of the 2025 annual meeting and not later than the later of close of business on the 90th day before the scheduled date of the 2025 annual meeting or the 10th day following the date on which public disclosure of the scheduled date of the 2025 annual meeting is first made. The requirements for such notice can be found in our bylaws, a copy of which is on our website, at https://investor.mdu.com/governance/governance-documents.

We will make available to our stockholders to whom we furnish this Proxy Statement a copy of our Annual Report on Form 10-K, excluding exhibits, for the year ended December 31, 2023, which is required to be filed with the SEC. You may obtain a copy, without charge, upon written or oral request to the Office of the Treasurer of MDU Resources Group, Inc., 1200 West Century Avenue, Mailing Address: P.O. Box 5650, Bismarck, North Dakota 58506-5650, Telephone Number: (701) 530-1000. You may also access our Annual Report on Form 10-K through our website at www.mdu.com.

By order of the Board of Directors,

Paul R. Sanderson

Secretary

March 29, 2024

Corporate Headquarters
Street Address:
1200 W. Century Ave.
Bismarck, ND 58503

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650

Telephone: 701-530-1000
Toll-Free Telephone: 866-760-4852
www.mdu.com

The company has filed as exhibits to its Annual Report on Form 10-K the CEO and CFO certifications as required by Section 302 of the Sarbanes-Oxley Act.

Common Stock
MDU Resources' common stock is listed on the New York Stock Exchange under the symbol MDU. The stock began trading on the NYSE in 1948 and is included in the Standard & Poor's MidCap 400 index. Average daily trading volume in 2023 was 1,311,340 shares.

Shareowner Service Plus Plan
The Shareowner Service Plus Plan provides interested investors the opportunity to purchase shares of MDU Resources' common stock and to reinvest all or a percentage of dividends without incurring brokerage commissions or service charges. The plan is sponsored and administered by Equiniti Trust Company, transfer agent and registrar for MDU Resources. For more information, contact Equiniti Trust Company at 877-536-3553 or visit www.shareowneronline.com.

2024 Key Dividend Dates
	Ex-Dividend Date	Record Date	Payment Date
First Quarter	March 13	March 14	April 1
Second Quarter	June 12	June 13	July 1
Third Quarter	September 11	September 12	October 1
Fourth Quarter	December 11	December 12	January 1, 2025

Key dividend dates are subject to the discretion of the Board of Directors.

Annual Meeting
10:30 a.m. CDT May 14, 2024
MDU Resources Group, Inc.
1200 W. Century Ave.
Bismarck, North Dakota

Shareholder Information and Inquiries
Registered shareholders have electronic access to their accounts by visiting www.shareowneronline.com. Shareowner Online allows shareholders to view their account balance, dividend information, reinvestment details and more. The stock transfer agent maintains stockholder account information.

Communications regarding stock transfer requirements, lost certificates, dividends or change of address should be directed to the stock transfer agent.

Company information, including financial reports, is available at www.mdu.com and investor.mdu.com.

Shareholder and Analyst Contact
Brent L. Miller
Telephone: 866-866-8919 or 701-530-1730
Email: Brent.Miller@MDUResources.com

Transfer Agent and Registrar for All Classes of Stock
Equiniti Trust Company
Stock Transfer Department
P.O. Box 64874
St. Paul, MN 55164-0874
Telephone: 877-536-3553
www.shareowneronline.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 S. Sixth St., Suite 2800
Minneapolis, MN 55402-1538

Note: This information is not given in connection with any sale or offer for sale or offer to buy any security.

Design: MDU Resources
Printing: Broadridge



MDU

LISTED

NYSE

Trading Symbol: MDU
www.mdu.com





Street Address
1200 W. Century Ave.
Bismarck, ND 58503

Mailing Address
P.O. Box 5650
Bismarck, ND 58506-5650

701-530-1000
866-760-4852